NOTICE OF SPECIAL MEETING

NOTICE OF PETITION

INFORMATION CIRCULAR

February 28, 2005

i

February 28, 2005

Dear Shareholders and Optionholders:

      We are pleased to invite you to attend a special meeting (the “Meeting”) of holders of common shares and holders of options to acquire common shares (collectively, “Securityholders”) of Paramount Resources Ltd. to be held at the Chambers Room, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta on Monday, March 28, 2005 at 10:00 a.m. (Calgary time).

      At the Meeting, you will be asked to approve a proposed reorganization (the “Trust Spinout”) which would result in Paramount shareholders receiving units of a new energy trust, to be known as Trilogy Energy Trust (the “Trust”). Upon completion of the Trust Spinout, Paramount shareholders will own 100% of post-reorganization Paramount and 81% of the outstanding units of the Trust. Paramount will own the remaining 19% of the outstanding units of the Trust. The Trust Spinout is subject to approval by Paramount’s shareholders and optionholders and the Court of Queen’s Bench of Alberta.

      Pursuant to the Trust Spinout, certain of Paramount’s existing assets with current production of approximately 25,000 Boe/d will become indirectly owned by the Trust. These assets, in the Kaybob and Marten Creek areas of Alberta, are primarily low-risk, high working interest, lower decline properties that are geographically concentrated with many infill drilling opportunities and good access to infrastructure and processing facilities to be operated and controlled by the Trust. These assets are considered by Paramount to be ideal candidates for inclusion within an energy trust as Paramount has been able to generate a significant inventory of low risk downspacing locations in this predominantly tight gas resource play. The Trust’s large undeveloped land base and infill drilling opportunities on its developed lands are expected to make it less reliant on the acquisition market to maintain distributions as compared to its peer group. To facilitate this, it is anticipated that the Trust will distribute approximately 65% of its cash flow to unitholders in monthly distributions.

      Paramount believes the Trust Spinout will enhance value for shareholders by dividing Paramount’s assets into two specific groups, consisting of: (i) the higher free cash flow Kaybob and Marten Creek assets which will be owned through the Trust, which will pay regular cash distributions; and (ii) the predominantly growth oriented assets that will continue to be owned by Paramount. The Trust Spinout will allow shareholders to participate either separately or on a combined basis in the growth potential and mature qualities of Paramount’s assets. Paramount believes that the post-transaction structure better aligns risks and returns from each asset class in a way that is both sustainable and tax effective.

      If the Trust Spinout is completed as planned, the first cash distribution of the Trust, expected to be $0.16 per unit, is expected to be paid on May 15, 2005 to unitholders of record on May 2, 2005.

      BMO Nesbitt Burns Inc. has provided the board of directors of Paramount with its opinion that the consideration to be received by Paramount’s shareholders pursuant to the Trust Spinout is fair, from a financial point of view, to Paramount’s shareholders. The board of directors, based upon its own investigations, including its consideration of the fairness opinion of BMO Nesbitt Burns Inc., has unanimously concluded that the Trust Spinout is in the best interests of Paramount and its Securityholders and recommends Securityholders vote in favour of the Trust Spinout. Paramount’s directors and officers, who collectively own or control approximately 53.5% of the outstanding common shares, have indicated their intention to vote in favour of the Trust Spinout.

      The Information Circular contains a detailed description of the Trust Spinout, as well as detailed information regarding the Trust and Paramount after completion of the Trust Spinout. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your representation at the Meeting.

      We request your support of the Trust Spinout and look forward to seeing you at the Meeting.

Yours very truly,

Clayton H. Riddell
Chairman and Chief Executive Officer
Paramount Resources Ltd.

PARAMOUNT RESOURCES LTD.

NOTICE OF SPECIAL MEETING

to be held March 28, 2005

      NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta (the “Court”) dated February 28, 2005, a special meeting (the “Meeting”) of the holders of common shares (“Common Shares”) and the holders of options to purchase Common Shares (“Paramount Options”) (collectively, “Securityholders”) of Paramount Resources Ltd. (“Paramount”) will be held at the Chambers Room, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta on Monday, March 28, 2005, at 10:00 a.m. (Calgary time) for the following purposes:

(a)	to consider pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution to approve an arrangement under section 193 of the Business Corporations Act (Alberta); and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

      The full text of the special resolution is set out in Appendix A to the accompanying information circular.

      The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is February 15, 2005. Only Securityholders whose names have been entered in the applicable registers of the Securityholders on the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Common Shares transfers the ownership of any of his Common Shares after such date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

      Registered Shareholders have the right to dissent with respect to the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their Common Shares in accordance with the provisions of section 191 of the Business Corporations Act (Alberta) and the Interim Order. A Shareholder’s right to dissent is more particularly described in the accompanying Information Circular. Failure to strictly comply with the requirements set forth in section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent.

      A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to date, sign and return the accompanying form of proxy (GREEN for holders of Common Shares and YELLOW for holders of Paramount Options) for use at the Meeting or any adjournment thereof. To be effective, the applicable form(s) of the enclosed proxies must be received by Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y2, Attention: Proxy Department, by 5:00 p.m. (Toronto time) on Thursday, March 24, 2005 or, if the Meeting is adjourned, by 5:00 p.m. (Toronto time) on the second business day prior to the date on which the Meeting is reconvened.

      DATED this 28th day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Clayton H. Riddell
Chairman and Chief Executive Officer
Paramount Resources Ltd.

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9

AND IN THE MATTER OF A PROPOSED ARRANGEMENT IN RESPECT OF PARAMOUNT RESOURCES LTD. AND ITS SHAREHOLDERS AND OPTIONHOLDERS

NOTICE OF PETITION

      NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) on behalf of Paramount Resources Ltd. (“Paramount”) with respect to a proposed arrangement (the “Arrangement”) under section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”) involving Paramount and holders of its common shares (“Common Shares”) and options to acquire Common Shares (collectively, “Securityholders”), which Arrangement is described in greater detail in the information circular of Paramount dated February 28, 2005 accompanying this Notice of Petition.

      At the hearing of the Petition, Paramount intends to seek the following:

(a)	an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA; and

(b)	such other and further orders, declarations and directions as the Court may deem just.

      The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, with respect to the securities to be issued in connection with the Arrangement.

      AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before the Honourable Justice S. J. LoVecchio in chambers at the Court of Queen’s Bench of Alberta, 611 – 4th Street S.W., Calgary, Alberta, on March 29, 2005 at 9:30 a.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Securityholder or any other interested party desiring to support or oppose the Petition may appear at the time of hearing in person or by counsel for that purpose. Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen’s Bench of Alberta, Judicial District of Calgary, and serve upon Paramount on or before 5:00 p.m. (Calgary time) on Thursday, March 24, 2005, a notice of intention to appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court. Service on Paramount is to be effected by delivery to the solicitors for Paramount at the address below. If any Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

      AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Paramount and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

      AND NOTICE IS FURTHER GIVEN that the Court, by Order dated February 28, 2005, has given directions as to the calling of a meeting of Securityholders for the purpose of such holders voting upon a resolution to approve the Arrangement and has directed that for registered holders of Common Shares of Paramount the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Order, shall be applicable.

      AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for Paramount upon written request delivered to such solicitors as follows:

Macleod Dixon LLP
Barristers & Solicitors
3700 Canterra Tower
400 Third Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Steven H. Leitl

DATED this 28th day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
PARAMOUNT RESOURCES LTD.

James H.T. Riddell
President and Chief Operating Officer
Paramount Resources Ltd.

INFORMATION CIRCULAR

February 28, 2005

INFORMATION CIRCULAR

Introduction

      This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Paramount for use at the Meeting and any adjournments thereof. No person has been authorized to give any information or make any representation in connection with the Trust Spinout or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

      All summaries of, and references to, the Trust Spinout and the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular. You are urged to carefully read the full text of the Plan of Arrangement.

      All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Information Circular is given as of February 28, 2005 unless otherwise specifically stated.

Currency and Exchange Rates

      All dollar references in the Information Circular are in Canadian dollars, unless otherwise indicated. On February 25, 2005, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.8059.

Forward-looking Statements

Trust Spinout

      The Trust Spinout is a proposed transaction. Throughout this Information Circular, descriptions of the Trust Spinout and the effect thereof which are made on a prospective basis (using words such as “will”) are made as if the Trust Spinout is completed. The completion of the Trust Spinout is subject to a number of conditions which are described in this Information Circular and there is no assurance that it will be completed.

Other Statements

      This Information Circular also contains other forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, proposed acquisitions and dispositions, budgets, credit facilities available, projected costs, distributions to be paid by the Trust to Unitholders, cash flow of the Trust available for distribution, and plans and objectives of or involving Paramount or the Trust. Securityholders can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. These forward-looking statements include statements with respect to: the business objectives, and liquidity and capital resources of Paramount following the Trust Spinout and the Trust; amounts to be retained by the Limited Partnership for growth capital expenditures; the amount and timing of the payment of any distributions on Trust Units by the Trust; production rates; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of conditions for listing the New Common Shares and the Trust Units. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Paramount believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

      The information contained in this Information Circular, including the documents incorporated by reference herein and Appendix F, “Information Concerning Trilogy Energy Trust — Risk Factors” identifies factors that could affect the operating results and performance of Paramount and the Trust. Securityholders are urged to carefully consider those factors.

      The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this

Information Circular and Paramount undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Supplemental Disclosure

      Distributable Cash and cash available for distribution are not based on generally accepted accounting principles. Paramount’s management believes that in addition to net income and net income per trust unit, Distributable Cash and cash available for distribution are useful supplemental measures as they provide Securityholders with information on cash available for distribution. Securityholders are cautioned that Distributable Cash and cash available for distribution should not be construed as an alternate to net income as determined by generally accepted accounting principles.

Information for United States Securityholders

      The New Common Shares and Trust Units to be issued under the Trust Spinout have not been registered under the 1933 Act, and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The New Common Shares and Trust Units will not be listed for trading on any United States stock exchange. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The unaudited pro forma consolidated financial statements of the Trust, the unaudited pro forma consolidated financial statements of Paramount and the audited historical consolidated financial statements of Paramount and the Trust included or incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles. Likewise, information concerning the operations of Paramount and the Trust contained herein or incorporated by reference has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

      Tax considerations generally applicable to U.S. Shareholders have been included in this Information Circular under the heading “The Trust Spinout — Certain United States Federal Income Tax Considerations.” Nonetheless, U.S. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Trust Spinout.

      The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Paramount and the Trust are organized or settled, as applicable, under the laws of Alberta, Canada, that most or all of their officers and the directors and the Trustee, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that a substantial portion of the assets of Paramount and the Trust and such persons are located outside the United States.

      THE NEW COMMON SHARES AND TRUST UNITS TO BE ISSUED UNDER THE TRUST SPINOUT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Glossary of Terms

      The following is a glossary of certain terms used in this Information Circular including the Summary hereof, and Appendices E and F.

      “ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended;

      “ACB” means “adjusted cost base” within the meaning of the Tax Act;

      “Administration Agreement” means the administration agreement dated February 25, 2005 among the General Partner, the Trustee for and on behalf of the Trust and the Holding Trust Trustee for and on behalf of Holding Trust;

      “Administrator” means the General Partner in its capacity as administrator pursuant to the Administration Agreement;

      “Affiliate” or “Associate” when used to indicate a relationship with a person or company, have the same respective meanings as set forth in the Securities Act (Alberta);

      “Arrangement” means the proposed arrangement involving Paramount, its Shareholders and its Optionholders, under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan;

      “Arrangement Agreement” means the arrangement agreement dated as of February 28, 2005 among Paramount, the Trust, Holding Trust, Exchangeco, the General Partner, PRL Subco and POG pursuant to which such parties have proposed to implement the Trust Spinout, a copy of which is attached as Appendix C to this Information Circular;

      “Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted upon by Shareholders and Optionholders at the Meeting in substantially the form attached as Appendix A to this Information Circular;

      “board of directors” or “board” means the board of directors of Paramount, unless otherwise indicated;

      “business day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta;

      “Cash Flow of the Trust” means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Trust Units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purpose; less the sum of (iii) all amounts which relate to the redemption or repurchase of Trust Units and which have become payable in cash by the Trust in the Distribution Period and any expenses and liabilities of the Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Trust Indenture to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

      “Certificate of the Corporation” means a certificate of Paramount signed on its behalf by any two of its Chief Executive Officer, its President and Chief Operating Officer, its Chief Financial Officer and its Corporate Secretary, dated the Effective Date and provided to the parties to the Arrangement Agreement immediately prior to the Effective Time;

      “Certification Deadline” means 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

      “Closing” means the completion of the transactions contemplated in the Arrangement Agreement;

      “COGE Handbook” means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

      “Common Shares” means common shares in the capital of Paramount;

      “Computershare” means Computershare Trust Company of Canada, a trust company existing under the laws of Canada;

      “Court” means the Court of Queen’s Bench of Alberta;

      “CRA” means the Canada Revenue Agency;

      “Depositary” means Computershare at its offices referred to in the Letter of Transmittal;

      “Dissent Rights” means the right of a Shareholder to dissent to the Arrangement Resolution and to be paid the fair value of the Common Shares in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

      “Dissenting Shareholders” means registered Shareholders who validly exercise their Dissent Rights and have not, prior to the Effective Time, withdrawn their dissents;

      “Dissenting Shares” means the Common Shares in respect of which all rights of dissent are exercised as provided in the Plan and not withdrawn prior to the Effective Time;

      “Distributable Cash” means all amounts available for distribution during any applicable period to holders of Trust Units;

      “Distribution Payment Date” means on or about the day that is 15 days immediately following the end of the Distribution Period or such other date determined from time to time by the Administrator, on behalf of the Trustee;

      “Distribution Period” means each calendar month, or such other periods as may be determined from time to time by the Administrator, on behalf of the Trustee;

      “Distribution Record Date” means the last day of each Distribution Period or such other date as may be determined from time to time by the Administrator, on behalf of the Trustee, or if that day is not a business day, the next following business day except that December 31 shall in all cases be a Distribution Record Date;

      “Effective Date” means the date the Arrangement is effective under the ABCA;

      “Effective Time” means the time at which the articles of arrangement to give effect to the Arrangement are filed with the Registrar on the Effective Date;

      “Elected Amount” means the amount specified as the “agreed amount” in an Election;

      “Election” means, in respect of an Eligible Shareholder that is not a partnership, a joint election with Paramount under subsection 85(1) of the Tax Act and, in respect of an Eligible Shareholder that is a partnership, a joint election with Paramount under subsection 85(2) of the Tax Act;

      “Election Deadline” means 4:30 p.m. (Calgary time) on the day which is 120 days after the Effective Date;

      “Eligible Shareholder” means, in the case of a Shareholder that is not a partnership, a Shareholder (other than a Dissenting Shareholder or a Substantial Shareholder) that is not a Non-Resident or a Tax-Exempt from and as of the Effective Date to and including the Election Deadline, and in the case of a Shareholder that is a partnership, a Shareholder (other than a Dissenting Shareholder or a Substantial Shareholder) that is a “Canadian partnership” within the meaning of the Tax Act from and as of the Effective Date to and including the Election Deadline;

      “Exchangeco” means 1155120 Alberta Ltd., a corporation incorporated under the ABCA, all of the voting common shares of which are owned by Paramount and all of the voting preferred shares of which are owned by POG;

      “Excluded Shareholders” means the Substantial Shareholders and any “related party” of any of the Substantial Shareholders for the purposes of Rule 61-501 of the Ontario Securities Commission;

      “Exempt Plans” means, collectively, trusts governed by “registered retirement savings plans”, “registered retirement income funds” and “deferred profit sharing plans”, each as defined in the Tax Act;

      “Fairness Opinion” means the opinion of BMO Nesbitt Burns Inc. dated February 28, 2005, a copy of which is attached as Appendix D to this Information Circular;

      “Final Order” means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

      “General Partner” means Trilogy Energy Ltd., a corporation incorporated under the ABCA which is a direct wholly-owned subsidiary of the Trust and which will be the general partner of the Limited Partnership;

      “Holdco” means 1152807 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Paramount;

      “Holdco Options” means options to acquire common shares of Holdco owned by Paramount, which options are issued by Paramount pursuant to the Arrangement in partial replacement of Paramount Options;

      “Holdco Shares” means common shares in the capital of Holdco;

      “Holding Trust” means Trilogy Holding Trust, an investment trust established under the laws of Alberta, all of the units of which are owned by the Trust;

      “Holding Trust Declaration of Trust” means the declaration of trust dated February 25, 2005 between The Canada Trust Company, as trustee, and the Trust pursuant to which Holding Trust was established;

      “Holding Trust Note Indenture” means the note indenture dated February 25, 2005, between Holding Trust and Computershare, as trustee of the Trust, relating to the issuance of the Holding Trust Notes;

      “Holding Trust Notes” means the unsecured promissory notes issued by Holding Trust from time to time in accordance with the Holding Trust Note Indenture, as Series 1, Series 2 or Series 3;

      “Holding Trust Trustee” means the trustee of Holding Trust, which initially will be The Canada Trust Company;

      “Holding Trust Unitholder” means a holder of a Holding Trust Unit from time to time;

      “Holding Trust Units” means the units of Holding Trust, each of which represents an equal undivided beneficial interest therein;

      “Information Circular” means this information circular and proxy statement dated February 28, 2005, together with all appendices hereto, issued by Paramount in connection with the Meeting;

      “Interim Order” means the order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Paramount therefor, a copy of which order is attached as Appendix B to this Information Circular;

      “Internal Reorganization” means a reorganization of the direct or indirect assets, liabilities and/or securities of any of the Trust, Holding Trust, the General Partner or any other direct or indirect Subsidiaries of the Trust that, following the completion of such reorganization, results in the Trust holding directly or indirectly the same interest in the assets and liabilities as existed prior to the reorganization;

      “Letter of Transmittal” means the Letter of Transmittal enclosed with the Information Circular pursuant to which Shareholders are required to deliver certificates representing Common Shares;

      “Limited Partnership” means Trilogy Energy LP, the limited partnership to be established under the laws of the Province of Alberta which, upon completion of the Trust Spinout, will own the Spinout Assets and will be indirectly owned by the Trust;

      “Limited Partnership Agreement” means the amended and restated limited partnership agreement to be entered into prior to the Effective Time among Paramount and PRL Subco, as initial general partners, and POG, as the initial limited partner;

      “LP Units” means limited partnership units of the Limited Partnership designated as Class B Units;

      “McDaniel” means McDaniel & Associates Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta;

      “McDaniel Report” means the independent engineering evaluation prepared by McDaniel dated February 1, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves attributable to Paramount’s properties excluding the Spinout Assets effective as of December 31, 2004;

      “Meeting” means the special meeting of Shareholders and Optionholders to be held on Monday, March 28, 2005 and any adjournment(s) thereof to consider and to vote on the Arrangement Resolution and other matters as further described in the Information Circular;

      “NI 51-101” means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities;

      “New Common Share WATP” means the Weighted Average Trading Price of a New Common Share for the first three trading days on which the New Common Shares are traded on the TSX;

      “New Common Shares” means the Class A Common Shares in the capital of Paramount to be created and issued to Shareholders pursuant to the Arrangement;

      “Non-Canadian Partnership” means a partnership other than a “Canadian partnership” within the meaning of the Tax Act;

      “Non-Resident” means a person who is not resident in Canada within the meaning of the Tax Act;

      “Notes Offer” means Paramount’s offer to exchange the outstanding 2010 Notes and 2014 Notes for an equal principal amount of new notes and cash and solicitation of consents to certain amendments to the indentures governing the 2010 Notes and 2014 Notes, as amended (as the context requires);

      “Notice of Meeting” means the Notice of Special Meeting which accompanies this Information Circular;

      “Notice of Petition” means the Notice of Petition by Paramount to the Court, which accompanies this Information Circular, for the Final Order;

      “Optionholders” means the holders of Paramount Options;

      “Paddock Lindstrom” means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

      “Paddock Lindstrom Report” means the independent engineering evaluation prepared by Paddock Lindstrom dated January 28, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves attributable to the Spinout Assets effective as of December 31, 2004;

      “Paramount” means Paramount Resources Ltd. and, where the context requires, refers collectively to Paramount and its consolidated subsidiaries and partnerships;

      “Paramount Options” means all outstanding options to purchase Common Shares, whether or not vested, pursuant to Paramount’s existing stock option plan or otherwise;

      “Paramount Post-Arrangement Options” means options to acquire New Common Shares, which options are issued by Paramount in partial replacement of Paramount Options pursuant to the Arrangement;

      “Paramount Resources” means Paramount Resources, a general partnership organized under the laws of Alberta, the managing general partner of which is Paramount;

      “Partnership” means Summit Operating Partnership, a general partnership the partners of which are Paramount and PRL Subco, which owns the Spinout Assets and which will become the Limited Partnership;

      “Petroleum Substances” means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

      “Plan” means the plan of arrangement attached as Schedule 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the Arrangement Agreement;

      “POG” means Paramount Oil & Gas Ltd., a corporation incorporated under the ABCA;

      “PRL Subco” means 1136980 Alberta Ltd., a corporation incorporated under the ABCA;

      “Properties” means the working, royalty or other interests from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including the Spinout Assets and properties which may be acquired by the Limited Partnership at a future date;

      “Record Date” means the close of business on February 15, 2005;

      “Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations duly appointed under Section 263 of the ABCA;

      “Reserve Life Index” means the amount obtained by dividing the quantity of a particular category of reserves by the annualized production of Petroleum Substances from those reserves for a particular period;

      “Resident” means a person who is resident in Canada within the meaning of the Tax Act;

      “RESPs” means trusts governed by “registered education savings plans” as defined in the Tax Act;

      “SAGD” means steam assisted gravity drainage, an in-situ process used to recover bitumen from oil sands located too deep to be profitably mined;

      “Securities” means the Common Shares and the Paramount Options;

      “Securityholders” means the Shareholders and Optionholders;

      “Series 1 Notes” means the Series 1 unsecured subordinated demand notes of Holding Trust issuable under the Holding Trust Note Indenture;

      “Services Agreement” means the services agreement to be entered into on or before Closing between Paramount Resources and the General Partner pursuant to which Paramount Resources will provide administrative and certain operational services to the General Partner;

      “Shareholders” means the holders of Common Shares of Paramount;

      “Special Resolution” means a resolution passed by more than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of the applicable securityholders at which a quorum was present, called for the purpose of approving such resolution, or a resolution approved in writing by holders of more than 66 2/3% of the votes represented by the applicable securities entitled to be voted on such resolution;

      “Special Voting Rights” means special voting rights of the Trust, issued pursuant to the Trust Indenture and entitling the holders thereof to attend meetings of Unitholders and to such number of votes as prescribed by the directors at the time of issue;

      “Spinout Assets” means the oil and gas properties and assets which will become indirectly owned by the Trust pursuant to the Trust Spinout, as more particularly described in Appendix F hereto;

      “Subsidiary” means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

      “Substantial Shareholder” means a person who, at any time prior to the Certification Deadline, provides to Paramount: (a) evidence satisfactory to Paramount that the person, either alone or together with persons that are related to that person for purposes of the Tax Act, beneficially owns at that time 25% or more of the issued and outstanding Common Shares; (b) an undertaking satisfactory to Paramount that the person or the persons with whom the person is related for purposes of the Tax Act will continue to beneficially own 25% or more of the issued and outstanding Common Shares continuously up to and including the Effective Date; and (c) the share certificate(s) for the Common Shares beneficially owned by such person;

      “Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

      “Tax-Exempt” means a Shareholder that is exempt from tax under Part I of the Tax Act;

      “Trust” means Trilogy Energy Trust, an unincorporated open-ended trust established under the laws of Alberta pursuant to the Trust Indenture and, where the context requires, refers collectively to Trilogy Energy Trust, the Holding Trust, the Limited Partnership and the General Partner;

      “Trust Indenture” means the trust indenture dated February 25, 2005 between Computershare, the settlor of the Trust and the General Partner, pursuant to which the Trust was established, as such indenture may be amended from time to time;

      “Trust Spinout” means, collectively, the transactions contemplated by the Plan, including the Arrangement, and the transactions described under “The Trust Spinout — Details of the Trust Spinout — Post-Arrangement Matters”;

      “Trust Unit WATP” means the Weighted Average Trading Price of a Trust Unit for the first three trading days on which the Trust Units are traded on the TSX;

      “Trust Units” means the units of the Trust, each of which represents an equal undivided beneficial interest in the distributions and the net assets of the Trust, and includes a fraction of such a unit of the Trust;

      “Trustee” means the trustee of the Trust, which will initially be Computershare;

      “TSX” means TSX Inc., carrying on business as the Toronto Stock Exchange;

      “United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S under the 1933 Act;

      “Unitholder” means a holder of a Trust Unit from time to time;

      “U.S. Person” means a U.S. person as defined in Rule 902(k) under Regulation S under the 1933 Act, including, but not limited to, any natural person resident in the United States;

      “U.S. Shareholder” means any Shareholder who is, at the Effective Time, either in the United States or a U.S. Person;

      “Weighted Average Trading Price”, in relation to any securities, shall be determined by dividing: (i) the aggregate dollar trading value of all such securities sold on the TSX over the specified trading period by (ii) the total number of such securities sold on such stock exchange during such period;

      “working interest” means the percentage of undivided interest held by a party in the oil and/or natural gas or mineral lease granted by the mineral owner, Crown or freehold, which interest gives the holder the right to “work” the property (lease) to explore for, develop, produce and market the leased substances;

      “X Shares” means the Class X Preferred Shares in the capital of Paramount to be created and issued pursuant to the Arrangement;

      “Z Shares” means the Class Z Preferred Shares in the capital of Paramount to be created and issued pursuant to the Arrangement;

      “$000s” means thousands of dollars;

      “1933 Act” means the United States Securities Act of 1933, as amended;

      “1934 Act” means the United States Securities Exchange Act of 1934, as amended;

      “2010 Notes” means Paramount’s 7 7/8% senior notes due 2010;

      “2013 Notes” means Paramount’s 8 1/2% senior notes due 2013; and

      “2014 Notes” means Paramount’s 8 7/8% senior notes due 2014.

Conventions

      Certain terms used herein are defined in the “Glossary”. Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada, except where otherwise stated.

Abbreviations

      In this Information Circular and the appendices hereto, the abbreviations set forth below have the meanings indicated:

“Bbl” means one barrel.

“Bbl/d” means barrels per day.

“Bcf” means one billion cubic feet.

“Boe” means barrels of oil equivalent.

“Boe/d” means one barrel of oil equivalent per day.

“GJ” means gigajoules.

“GJ/d” means gigajoules per day.

“MBbl” means one thousand barrels.

“MBoe” means one thousand barrels of oil equivalent.

“Mcf” means one thousand cubic feet.	“Mcf/d” means one thousand cubic feet per day.

“MMbtu” means one million British thermal units.

“MMbtu/d” means one million British thermal units per day.

“MMcf” means one million cubic feet.

“MMcf/d” means one million cubic feet per day.

“MMcfe/d” means one million cubic feet of natural gas equivalent per day.

“Mstb” means one thousand stock tank barrels.

“NGL” means natural gas liquids.

“Stb” means one stock tank barrel.

      This Information Circular contains disclosure respecting oil and gas production expressed as “Boe”, “MBoe”, “Boe/d” and “MMcfe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Other

AECO	Intra-Alberta Nova Inventory Transfer Price
AGRP	Alberta Gas Reference Price
ARTC	Alberta Royalty Tax Credit
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Conversion

      The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

      The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the “Glossary of Terms”.

The Meeting

      The Meeting will be held at the Chambers Room, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, on Monday, March 28, 2005, at 10:00 a.m. (Calgary time). The purpose of the Meeting is for the Securityholders to consider and, if deemed advisable, approve the Arrangement necessary to complete the Trust Spinout.

The Trust Spinout

      The Trust Spinout, if completed, will result in the Shareholders ultimately receiving one New Common Share and one Trust Unit for each Common Share. The Trust will indirectly own certain of Paramount’s existing assets with current production of approximately 25,000 Boe/d. These assets, in the Kaybob and Marten Creek areas of Alberta, are primarily low-risk, high working interest, lower decline properties that are geographically concentrated with many infill drilling opportunities and good access to infrastructure and processing facilities to be operated and controlled by the Trust. The balance of Paramount’s assets, consisting of its predominantly growth-oriented assets, will remain with Paramount. Through the Trust, Shareholders will receive regular distributions of cash from the Trust on the cash flow produced by the Trust’s developed assets. Through Paramount, Shareholders will participate in the potential upside of Paramount’s remaining predominantly growth-oriented assets.

      The Trust Spinout is to be accomplished through the Arrangement and related transactions set forth in the Plan.

Reasons for the Trust Spinout

      The board of directors, in recommending the Trust Spinout, believes the Trust Spinout has the following advantages:

•	it is anticipated that the combined market value of the New Common Shares and Trust Units will be greater, on both a pre-tax and after-tax basis, than the market value of the Common Shares without the Trust Spinout;

•	the Trust will employ many of the primary fundamentals that contributed to Paramount’s success — including the technical exploitation of assets;

•	the separation of the growth and higher free cash flow assets between Paramount and the Trust aligns the risks and returns from each asset class and provides Shareholders with the flexibility to alter their participation in each;

•	cash distributions to Unitholders are anticipated to provide an attractive return to Unitholders without impairing the ability of the Trust to sustain its existing assets and finance capital expenditures to allow for the expansion of the business of the Trust;

•	acquisitions of assets and businesses and the expansion of the Trust will be facilitated as a result of its tax-efficient structure as it would be dealing on a competitive basis with other oil and gas trusts;

•	the reorganized structure is anticipated to provide greater aggregate access to capital to fund the growth of the businesses of each of Paramount and the Trust; and

•	the reorganized structure is anticipated to provide, in the aggregate, a more active and liquid market for the New Common Shares and the Trust Units than currently exists for the Common Shares.

Effect of the Trust Spinout

      If the Trust Spinout is completed, Shareholders will ultimately receive, in exchange for their Common Shares, New Common Shares and Trust Units. New Common Shares will have essentially the same rights and preferences as the Common Shares.

      Upon completion of the Trust Spinout, Shareholders will own all of the issued and outstanding New Common Shares and 81% of the issued and outstanding Trust Units, with the remaining 19% of the issued and outstanding

Trust Units being held by Paramount. Of this 19%, approximately 3.2% will be held by Holdco, a wholly-owned subsidiary of Paramount, for the purpose of facilitating the issuance of the Holdco Options to be issued in partial replacement of existing Paramount Options.

Structure Following the Trust Spinout

      The following diagram illustrates the organizational structure of Paramount and the Trust following the completion of the Trust Spinout.

Notes:

(1)	Approximately 3.2% will be held by Holdco for purposes of the Holdco Options.

(2)	Limited partnership interest.

(3)	General partnership interest. The General Partner’s interest may be reduced, and Holding Trust’s interest may be increased, pursuant to post-Arrangement transactions.

The Trust

      Following completion of the Trust Spinout, Unitholders will receive monthly distributions from the cash flow generated by the Spinout Assets held by the Limited Partnership and distributed to Unitholders through the Trust. The Trust will employ a strategy to provide Unitholders with a competitive annual yield by making monthly cash distributions to Unitholders, maintain the Spinout Assets at a level that provides stable production, and continue to expand the business of the Trust through the development of growth opportunities that will provide long-term stable cash flows and be accretive to the existing Unitholders. The Trust’s development drilling portfolio will be funded primarily through the retained cash flow (anticipated to be approximately 35%) of the Limited Partnership. Acquisitions by the Trust are expected to be financed through bank financing and the issuance of additional Trust Units from treasury, maintaining prudent leverage. The Trust will make cash distributions to holders of Trust Units from Distributable Cash.

      See Appendix F, “Information Concerning Trilogy Energy Trust”.

Directors and Management of the General Partner

      There will be six or seven directors of the General Partner following completion of the Trust Spinout, with at least three of such directors being independent. Clayton H. Riddell, James H. T. Riddell, Robert M. MacDonald, Donald F. Textor and E. Mitchell Shier will be directors, and one or two other directors will be appointed following completion of the Trust Spinout. The officers of the General Partner will initially be James H. T. Riddell as President and Chief Executive Officer, Bernard K. Lee as Chief Financial Officer, John Williams as Chief Operating Officer and Charles E. Morin as Corporate Secretary, General Counsel and Manager, Land. Mr. Riddell is currently the President and Chief Operating Officer of Paramount, Messrs Lee and Morin currently hold the same positions with Paramount and Mr. Williams is currently a Corporate Operating Officer of Paramount. Messrs Riddell, Lee and Morin will continue to hold these positions with Paramount following completion of the Trust Spinout.

      Following completion of the Trust Spinout, the Limited Partnership will have approximately 100 of its own full-time dedicated employees, substantially all of whom will come from Paramount Resources. The Trust will also have access to certain of Paramount Resources’ remaining employees under the Services Agreement pursuant to which Paramount Resources will provide administrative and certain operational services to the General Partner. The employees who the Limited Partnership will have, and those employees of Paramount Resources who will be available to the Trust under the Services Agreement, have been instrumental in building the Spinout Assets and their expertise with these assets will be utilized by the Trust.

      The Services Agreement will provide that the General Partner will reimburse Paramount Resources for reasonable costs incurred by Paramount Resources in providing the services to the General Partner. The Services Agreement will terminate on March 31, 2006, subject to extension, unless terminated by either party on six months’ prior written notice to the other party.

      It is anticipated that the Trust will ultimately operate completely independently from Paramount with its own full complement of management and employees.

      The directors and officers of the General Partner set forth above will beneficially own, or have control or direction over, approximately 39.3% of the issued and outstanding Trust Units, based on the number of Common Shares outstanding and the shareholdings of such persons on February 22, 2005.

      See Appendix F, “Information Concerning Trilogy Energy Trust”.

Paramount After the Trust Spinout

      Following completion of the Trust Spinout, Paramount will continue to be an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil, and is expected to have production of approximately 20,000 Boe/d initially. Paramount will continue to be managed by the existing management team of Paramount and will pursue the same aggressive growth strategy previously employed. Through their ownership of New Common Shares, Shareholders will be able to continue to participate in an oil and gas exploration and development company focused on high levels of growth through reinvestment of cash flows.

      Upon completion of the Trust Spinout, the directors and officers of Paramount will beneficially own, or have control and direction over, approximately 53.5% of the issued and outstanding New Common Shares, based on the number of Common Shares outstanding and the shareholdings of such persons on February 22, 2005.

      See Appendix E, “Information Concerning Paramount After the Trust Spinout”.

Approval of Securityholders Required for the Arrangement

      Pursuant to the Interim Order, the Arrangement Resolution must be approved by:

(a)	at least two-thirds of the votes cast by Shareholders and Optionholders, voting together as a single class; and

(b)	a majority of the votes cast by Shareholders, after excluding the votes attached to Common Shares that, to the knowledge of Paramount and its directors and senior officers, after reasonable inquiry, are beneficially owned or over which control or direction is exercised by the Excluded Shareholders.

Fairness Opinion

      The board of directors retained BMO Nesbitt Burns Inc. to address the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Trust Spinout. In connection with this mandate, BMO Nesbitt Burns Inc. has prepared the Fairness Opinion. The Fairness Opinion states that, in BMO Nesbitt Burns Inc.’s opinion, as of February 28, 2005, the consideration to be received by Shareholders pursuant to the Trust Spinout is fair, from a financial point of view, to the Shareholders.

      The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

      See “The Trust Spinout — Fairness Opinion” and Appendix D, “Fairness Opinion”.

Recommendation of the Board of Directors

      The board of directors has unanimously concluded that the Trust Spinout is in the best interests of Paramount and the Securityholders and recommends Securityholders vote in favour of the Arrangement Resolution.

      The management of Paramount understands that each of the directors and officers of Paramount presently intends to vote the Securities owned, or over which control and direction is exercised, by them in favour of the Arrangement Resolution. As of February 22, 2005, the directors and officers of Paramount owned, or exercised control and direction over, approximately 53% of the issued and outstanding Common Shares on a fully diluted basis.

Final Order

      Implementation of the Trust Spinout requires the satisfaction of several conditions and the approval of the Court. An application for the Final Order approving the Arrangement is expected to be made on March 29, 2005 at 9:30 a.m. (Calgary time) at the Court House, 611 – 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

Tax Election

      Eligible Shareholders will be entitled to make an Election in respect of the exchange of their Common Shares for X Shares and New Common Shares under the Arrangement. Only Shareholders who are not Non-Residents or Tax-Exempts can make an Election. By making an Election, an Eligible Shareholder may be able to reduce the amount of the capital gain that such Shareholder otherwise may realize pursuant to the Arrangement. Eligible Shareholders must comply with certain procedural requirements by the Election Deadline to make an Election. See “The Trust Spinout — Tax Election” and “The Trust Spinout — Certain Canadian Federal Income Tax Considerations”.

Share and Trust Unit Certificates

      For all Shareholders, this Information Circular is mailed with a Letter of Transmittal. Shareholders are encouraged to complete the Letter of Transmittal and deliver it together with the certificates representing their Common Shares to the Depositary at any of the offices set out in the Letter of Transmittal in order to receive certificates for New Common Shares and Trust Units. In the event the Trust Spinout is not completed, such certificates will be promptly returned. Shareholders are advised to use registered mail. See “The Trust Spinout — Share and Trust Unit Certificates”.

Stock Options

      In order to preserve, to the extent possible, the economic benefit to the Optionholders of their Paramount Options, the Paramount Options will be replaced by Paramount Post-Arrangement Options and Holdco Options. The Paramount Post-Arrangement Options and Holdco Options will each relate to the same number of New Common Shares and Trust Units, respectively, as the number of Common Shares issuable under the replaced Paramount Option and will have the same aggregate exercise price as the replaced Paramount Option. The Trust Spinout will not result in the early vesting of any Paramount Options. See “The Trust Spinout — Stock Options”.

Stock Exchange Listing Approvals

      It is a condition to the completion of the Trust Spinout that the TSX shall have conditionally approved the listing of the New Common Shares and the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date. The requirements of the TSX for such listings are expected to be met on the Effective Date or soon thereafter.

Certain Canadian Federal Income Tax Considerations

      This Information Circular contains a summary of certain Canadian federal income tax considerations generally applicable to Shareholders under the Arrangement. The following comments are qualified in their entirety by that summary. See “The Trust Spinout — Certain Canadian Federal Income Tax Considerations”.

      Pursuant to the Arrangement, each Common Share of each Shareholder other than a Dissenting Shareholder or a Substantial Shareholder, will be exchanged for one New Common Share and one X Share. Each X Share will then be exchanged for one Trust Unit. See “The Trust Spinout — Details of the Trust Spinout”. The Canadian federal income tax consequences of the transactions comprising the Arrangement generally will result in a Shareholder who is a Resident (other than a Dissenting Shareholder or a Substantial Shareholder) realizing a capital gain (or a capital loss) on the disposition of each X Share equal to the amount, if any, by which the fair market value of the Trust Unit received pursuant to the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the ACB of such Shareholder’s X Share.

      A Shareholder who is a Non-Resident generally will not be subject to tax in respect of any capital gain realized on the disposition of a Common Share, X Share, New Common Share or Trust Unit (whether on sale, redemption, by virtue of capital distributions in excess of a Unitholder’s ACB or otherwise) unless such property constitutes “taxable Canadian property” for purposes of the Tax Act of the holder and no relief is available to the holder under the provisions of an income tax convention between Canada and the holder’s jurisdiction of residence.

Certain United States Federal Income Tax Considerations

      A United States Holder (as defined under “The Trust Spinout — Certain United States Federal Income Tax Considerations”) generally will not be required to recognize a gain or loss for U.S. federal income tax purposes as a result of the Arrangement. The foregoing is qualified by the more detailed summary in this Information Circular. See “The Trust Spinout — Certain United States Federal Income Tax Considerations.”

Other Non-Canadian Tax Considerations

      This Information Circular does not address any tax considerations of the Trust Spinout other than Canadian and United States federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Trust Spinout, including any associated filing requirements, in such jurisdictions. Securityholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Trust Spinout.

Selected Pro Forma Financial and Operational Information for Paramount After the Trust Spinout

      The following is a summary of selected financial and operational information for the oil and natural gas assets which will be owned, directly and indirectly, by Paramount following the completion of the Trust Spinout, for the periods indicated. The financial information is based on, and should be read in conjunction with, the pro forma financial statements of Paramount included herein. The reserves information is derived from the McDaniel Report.

	Nine Months	Year
	Ended September 30,	Ended December 31,
	2004	2003

($000s)	(unaudited)	(unaudited)
Revenue	$150,423	$188,692
Expenses	120,203	249,925

Earnings (loss) before income taxes	$43,170	$(55,909)
Net earnings (loss)	$37,108	$(8,305)

	Nine Months	Year
	Ended September 30,	Ended December 31,
	2004	2003

Average Daily Production(1)
Natural gas (Mcf/d)	73,400	75,200
Crude oil and NGL (Bbls/d)	3,488	4,987
Barrels of oil equivalent (Boe/d)(2)	15,720	17,520
Average Net Product Prices Received(3)
Natural gas ($/ Mcf)	6.49	5.91
Crude oil and NGL ($/ Bbl)	44.08	38.26
Costs and Netback
Operating Costs ($/ Boe)	7.88	7.56
Operating Netback ($/ Boe)(4)	25.09	22.94

	As at December 31, 2004

	Gross(5)(8)	Net(6)(9)

Proved Reserves(7)
Natural gas (MMcf)	136,956	120,193
Crude oil and NGL (Mbbls)	5,381	4,568
Barrels of oil equivalent (MBoe)	28,207	24,600
Proved and Probable Reserves(7)
Natural gas (MMcf)	262,821	224,530
Crude oil and NGL (Mbbls)	7,154	6,168
Barrels of oil equivalent (MBoe)	50,958	43,590
Undeveloped Land Holdings (acres)	5,045,241	2,993,454

Notes:

(1)	Average daily production for the oil and natural gas assets owned by Paramount, before deducting royalties.

(2)	Current production is approximately 20,000 Boe/d.

(3)	Before financial instruments.

(4)	Operating netback has been calculated using gross revenue before financial instruments and deducting royalty and operating costs.

(5)	“Gross” reserves are defined as the total remaining recoverable reserves owned by Paramount, before deductions of any royalties.

(6)	“Net” reserves are defined as those reserves accruing to Paramount, directly or indirectly, after Crown and freehold royalties have been deducted.

(7)	All reserve information is based on escalated prices.

(8)	“Gross” undeveloped land holdings refers to the total acres in which Paramount has an interest.

(9)	“Net” undeveloped land holdings refers to the total acres in which Paramount has an interest, multiplied by the percentage working interest owned by Paramount.

Selected Pro Forma Financial and Operational Information for the Trust

      The following is a summary of selected financial and operational information for the Spinout Assets which will be indirectly owned by the Trust following the completion of the Trust Spinout, for the periods indicated. The financial information is based on, and should be read in conjunction with, the unaudited pro forma financial statements of the Trust included herein. The reserves information is based on the Paddock Lindstrom Report.

	Nine Months	Year
	Ended September 30,	Ended December 31,
	2004	2003

($000s)	(unaudited)	(unaudited)
Revenues	$211,759	$205,279
Expenses	152,689	191,869

Earnings before income taxes	$59,070	$13,410
Net Earnings	$59,070	$13,410

	Nine Months	Year
	Ended September 30,	Ended December 31,
	2004	2003

Average Daily Production(1)
Natural gas (Mcf/d)	91,421	77,572
Crude oil and NGL (Bbls/d)	3,270	2,184
Barrels of oil equivalent (Boe/d)(2)	18,507	15,113
Average Net Product Prices Received(3)
Natural gas ($/ Mcf)	6.72	6.07
Crude oil and NGL ($/ Bbl)	48.97	38.28
Costs and Netback
Operating Costs ($/ Boe)	6.10	5.96
Operating Netback ($/ Boe)(4)	27.04	22.60

	As at December 31, 2004

	Gross(5)(8)	Net(6)(9)

Proved Reserves(7)
Natural gas (MMcf)	210,377	164,510
Crude oil and NGL (Mbbls)	9,659	7,181
Barrels of oil equivalent (MBoe)	44,722	34,600
Proved and Probable Reserves(7)
Natural gas (MMcf)	305,683	239,104
Crude oil and NGL (Mbbls)	13,307	9,934
Barrels of oil equivalent (MBoe)	64,254	49,784
Undeveloped Land Holdings (acres)	490,485	447,517

Notes:

(1)	Average daily production for the oil and natural gas assets owned by the Trust, before deducting royalties.

(2)	Current production is approximately 25,000 Boe/d.

(3)	Before financial instruments.

(4)	Operating netback has been calculated using gross revenue before financial instruments and deducting royalty and operating costs.

(5)	“Gross” reserves are defined as the total remaining recoverable reserves owned by the Trust before deduction of any royalties.

(6)	“Net” reserves are defined as those reserves accruing to the Trust after Crown and freehold royalties have been deducted.

(7)	All reserves information is based on escalated prices.

(8)	“Gross” undeveloped land holdings refers to the total acres in which the Trust has an interest.

(9)	“Net” undeveloped land holdings refers to the total acres in which the Trust has an interest, multiplied by the percentage working interest owned by the Trust.

Pro Forma Distributable Cash

      The following is a summary of selected pro forma financial information for the Spinout Assets which will be indirectly owned by the Trust following the completion of the Trust Spinout, for the period indicated.

      Management of Paramount has provided the following analysis to assist Securityholders in analyzing the amounts of Distributable Cash that would be available to the Trust for distribution to Unitholders following completion of the Trust Spinout had the Trust been in existence for the nine month period ended September 30, 2004. This analysis was prepared on the assumption that the Trust Spinout had been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Paramount has, based upon management’s review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amount shown below.

      The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.

Pro Forma
Nine Months Ended
September 30, 2004

(000s, except per
Trust Unit figures)
(unaudited)
Cash from Operations	$158,648
Add/(Deduct):
Provision for capital expenditures	(72,145)
Funds drawn from long-term debt and working capital	16,618

Distributable Cash(1)	$103,121

Distributable Cash per Trust Unit for the period	$1.31

Total Trust Units(2)	78,880

Notes:

(1)	Distributable Cash is not an earnings measure recognized by Canadian generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities. It is anticipated that the Trust will distribute approximately 65% of the Limited Partnership’s cash flow to Unitholders in monthly distributions. It is expected the Distributable Cash will be substantially all taxable.

(2)	Total Trust Units is calculated by multiplying the number of Common Shares issued and outstanding on February 22, 2005 by 1.2345679012 to give effect to the Trust Units that will be held by the Shareholders and Paramount following completion of the Trust Spinout.

     The first cash distribution of the Trust, expected to be $0.16 per Trust Unit, is expected to be paid on May 15, 2005 to Unitholders of record on May 2, 2005.

Illustrative Distributable Cash

      The following tables illustrate a range of possible amounts of Distributable Cash relating to the Trust Units that will be outstanding following the Trust Spinout based on the pro forma Distributable Cash for the nine months ended September 30, 2004. The ranges of possible amounts of Distributable Cash are based on those prices for natural gas and oil set forth in the table and do not take into account the effects of hedging (the Trust will not have any hedging agreements in place initially). For this analysis, the production volumes, royalty rates, operating expenses, expenses associated with the Services Agreement, general and administrative expenses, cash taxes, and capital expenditures have been held constant to the levels shown in the pro forma information for September 30, 2004.

      The tables, and the assumptions on which they are based, do not represent expected performance or results. The Distributable Cash for the nine months ended September 30, 2004 is on a pro forma basis only.

Illustrative Distributable Cash Based on Pro Forma Nine Months Ended September 30, 2004 ($000)

	Natural Gas field Price ($/Mcf)
NYMEX WTI
$U.S./Bbl	4.50	5.00	5.50	6.00	6.50	7.00	$ 7.50	8.00

30.00	59,435	67,126	74,818	82,509	90,200	97,892	105,583	113,275
32.50	61,619	69,311	77,002	84,694	92,385	100,077	107,768	115,459
35.00	63,804	71,495	79,187	86,878	94,570	102,261	109,953	117,644
37.50	65,988	73,680	81,371	89,063	96,754	104,446	112,137	119,829
40.00	68,173	75,864	83,556	91,247	98,939	106,630	114,322	122,013
42.50	70,357	78,049	85,740	93,432	101,123	108,815	116,506	124,198

Illustrative Distributable Cash Based on Pro Forma Nine Months Ended September 30, 2004

(per Trust Unit)

	Natural Gas field Price ($/Mcf)
NYMEX WTI
$U.S./Bbl	4.50	5.00	5.50	6.00	6.50	7.00	7.50	8.00

30.00	0.75	0.85	0.95	1.05	1.14	1.24	1.34	1.44
32.50	0.78	0.88	0.98	1.07	1.17	1.27	1.37	1.46
35.00	0.81	0.91	1.00	1.10	1.20	1.30	1.39	1.49
37.50	0.84	0.93	1.03	1.13	1.23	1.32	1.42	1.52
40.00	0.86	0.96	1.06	1.16	1.25	1.35	1.45	1.55
42.50	0.89	0.99	1.09	1.18	1.28	1.38	1.48	1.57

      The tables set out above illustrate the high degree of sensitivity of cash flows and the resulting return to investors to changes in oil and natural gas prices. The tables are simply an illustration to represent the variance on cash flows given particular oil and gas prices.

      The range of information set forth above is a representative range of possible Distributable Cash and is provided for illustrative purposes only and should not be construed as a forecast or projection. No assurance can be given that the Distributable Cash shown in this analysis will ever be available or realized or that the assumptions of fact made are the most likely to occur. The production levels used in the foregoing tables are merely an arithmetic calculation based on the assumptions set forth above. There can be no assurance that the oil and natural gas prices set forth in the tables will be received for the production of the Trust. Actual production levels will be dependent on numerous factors and may not necessarily reflect the figures used in these tables.

      It is anticipated that the Trust will distribute approximately 65% of the Limited Partnership’s cash flow to Unitholders in monthly distributions.

Note on Distributable Cash

      A return on investment in Trust Units is not comparable to the return on an investment in a fixed-income security. Although the Trust intends to make distributions of its available cash, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including the Trust’s financial performance, debt covenants and obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust is unable to meet its cash distribution targets in the future, and that decline may be significant.

THE TRUST SPINOUT

      The Trust Spinout, if completed, will result in the Shareholders ultimately receiving one New Common Share and one Trust Unit for each Common Share. The Trust will indirectly own certain of Paramount’s existing assets with current production of approximately 25,000 Boe/d. These assets, in the Kaybob and Marten Creek areas of Alberta, are primarily low-risk, high working interest, lower decline properties that are geographically concentrated with many infill drilling opportunities and good access to infrastructure and processing facilities to be operated and controlled by the Trust. The balance of Paramount’s assets, consisting of its predominantly growth-oriented assets, will remain with Paramount. Through the Trust, Shareholders will receive regular distributions of cash from the Trust on the cash flow produced by the Trust’s developed assets. Through Paramount, Shareholders will participate in the potential upside of Paramount’s remaining predominately growth-oriented assets.

Background to the Trust Spinout

      Paramount’s management continually reviews all options available to it to ensure that Paramount’s capital structure is efficient and that shareholder value is being enhanced. In this regard, in mid-2004, certain senior management of Paramount conducted a preliminary review of possible restructuring alternatives available to Paramount to increase shareholder value.

      On September 27, 2004, management of Paramount reported the results of its preliminary review at a meeting of the Paramount board of directors. As a result of this meeting, the board of directors authorized management to undertake a further examination of possible corporate restructuring alternatives available to Paramount to increase Shareholder value, including but not limited to: maintaining the status quo and continuing Paramount’s strategic direction as an independent oil and natural gas exploration and development company, and reorganizing Paramount, either in whole or in part, into an energy trust. To satisfy its continuous disclosure obligations, Paramount then announced the status of its consideration of these matters.

      On October 15, 2004, Paramount completed a private placement of 2 million Common Shares issued on a “flow-through” basis at $29.50 per share for gross proceeds of $59 million. On October 26, 2004, Paramount completed a public offering of 2.5 million Common Shares at $23.00 per share for gross proceeds of $57.5 million.

      At strategic planning meetings of the board of directors held on November 17 and 18, 2004, management reported the results of its review of strategic alternatives to the board. The board of directors, after considering the alternatives presented to it and after receiving advice from its legal and financial advisors, directed management to consider further the option of reorganizing a portion of Paramount’s assets into an energy trust.

      Accordingly, senior management, with the assistance of its advisors, developed a plan for the potential partial reorganization of Paramount into an energy trust. In order to implement any proposed reorganization of Paramount, Paramount required the consent of the holders of its 2010 Notes in the aggregate principal amount of U.S.$175 million and its 2014 Notes in the aggregate principal amount of U.S.$125 million. As a preliminary step, Paramount announced on November 30, 2004 that it would redeem on December 30, 2004, U.S.$41,744,000 of its 2010 Notes and U.S.$43,750,000 of its 2014 Notes representing approximately 29% of the U.S.$300 million aggregate principal amount of senior notes then outstanding, being the maximum amounts that Paramount had become entitled to redeem by virtue of the equity offerings Paramount had previously completed.

      At a meeting on December 13, 2004, management presented its plan for the proposed reorganization of Paramount involving an arrangement under the ABCA as a result of which Shareholders would receive Trust Units of the Trust, which would indirectly own the Spinout Assets, and New Common Shares of Paramount, which would continue to own the remainder of Paramount’s properties. As completion of the reorganization would be conditional upon receiving the consent of the holders of the 2010 Notes and 2014 Notes, management also presented to the board of directors a plan for obtaining such consents which would require Paramount to commence the Notes Offer, pursuant to which Paramount would offer to exchange all of the 2010 Notes and 2014 Notes not called for redemption for new notes and cash and solicit consents from holders to adopt amendments to the notes indentures to remove most of the restrictive covenants and events of default applicable to untendered notes remaining outstanding.

      At the December 13, 2004 meeting, after considering the recommendation of management and after receiving legal and financial advice from its advisors, the board of directors approved the reorganization and the proposed Notes Offer and authorized the issuance of a news release announcing the proposed reorganization.

      On December 15, 2004, Paramount initiated the Notes Offer. The Notes Offer was conditional on Paramount receiving consents and tenders from the holders of more than 50% of the principal amount of each series of notes outstanding after completion of the redemption. The cash consideration under the Notes Offer included a consent payment which was to be paid to holders tendering by the early consent date of December 29, 2004 if valid consents and tenders of notes in respect of at least a majority in aggregate principal amount of each series of notes were received by that time. As of the early consent date, the requisite consents and tenders had not been received and Paramount began negotiations with representatives of a committee of noteholders of each, which Paramount was advised held a sufficient amount of notes to preclude the minimum tender condition under the Notes Offer from being satisfied. Paramount came to an agreement with representatives of the committee regarding amendments to be made to the Notes Offer on January 21, 2005. Noteholders on the committee beneficially owning or controlling, directly or indirectly, approximately 30% of the principal amount of the 2010 Notes and approximately 43% of the principal amount of the 2014 Notes entered into agreements with Paramount pursuant to which they agreed to tender their notes to an amended Notes Offer. On January 24, 2005, Paramount issued a news release announcing that it was amending the Notes Offer and that it had entered into such agreements.

      On February 7, 2005, Paramount completed the Notes Offer, as amended, issuing U.S.$213,593,000 principal amount of 2013 Notes and paying aggregate cash consideration of approximately U.S.$36.2 million in exchange for approximately 99.31% of the outstanding 2010 Notes and 100% of the outstanding 2014 Notes. As a result, U.S.$913,000 principal amount of the 2010 Notes and no 2014 Notes remain outstanding. The 2013 Notes are described in Appendix E, “Information Concerning Paramount After the Trust Spinout — Consolidated Capitalization”.

      At meetings held on February 14 and February 25, 2005, the board of directors considered the Trust Spinout and related matters. On February 25, after having received a verbal and draft written opinion from BMO Nesbitt Burns Inc., Paramount’s independent financial advisor, that, in the opinion of BMO Nesbitt Burns Inc., the consideration to be received by Shareholders pursuant to the Trust Spinout is fair, from a financial point of view, to the Shareholders, the board authorized the completion of the Trust Spinout, the entering into of the Arrangement Agreement and the calling of the Meeting, and approved the mailing of this Information Circular to Securityholders.

      On February 28, 2005, the Interim Order was obtained.

Reasons for the Trust Spinout

      The board of directors, in recommending the Trust Spinout, believes the Trust Spinout has the following advantages:

•	it is anticipated that the combined market value of the New Common Shares and Trust Units will be greater, on both a pre-tax and after-tax basis, than the market value of the Common Shares without the Trust Spinout;

•	the Trust will employ many of the primary fundamentals that contributed to Paramount’s success — including the technical exploitation of assets;

•	the separation of the growth and higher free cash flow assets between Paramount and the Trust aligns the risks and returns from each asset class and provides Shareholders with the flexibility to alter their participation in each;

•	cash distributions to Unitholders are anticipated to provide an attractive return to Unitholders without impairing the ability of the Trust to sustain its existing assets and finance capital expenditures to allow for the expansion of the business of the Trust;

•	acquisitions of assets and businesses and the expansion of the Trust will be facilitated as a result of its tax efficient structure as it would be dealing on a competitive basis with other oil and gas trusts;

•	the reorganized structure is anticipated to provide greater aggregate access to capital to fund the growth of the businesses of each of Paramount and the Trust; and

•	the reorganized structure is anticipated to provide, in the aggregate, a more active and liquid market for the New Common Shares and the Trust Units than currently exists for Common Shares.

      The decision to bring the reorganization forward to Securityholders was taken after much analysis, review and deliberation. The board of directors of Paramount believes the Trust will differentiate itself from other oil and gas trusts through its large undeveloped land base and infill drilling opportunities on its developed lands which are expected to make it less reliant on the acquisition market to maintain distributions. Through post-reorganization Paramount, Shareholders will participate in the potential upside of Paramount’s remaining predominantly growth-oriented assets.

Effect of the Trust Spinout

      If the Trust Spinout is completed, Shareholders will ultimately receive, in exchange for each of their Common Shares, one New Common Share and one Trust Unit. New Common Shares will have essentially the same rights and preferences as the Common Shares. For details regarding the New Common Shares, see Appendix E, “Information Concerning Paramount After the Trust Spinout — Description of Share Capital”. For details regarding the Trust Units, see Appendix F, “Information Concerning Trilogy Energy Trust — Description of the Trust — Trust Units”.

      As a result of a Shareholder’s Common Shares being exchanged for New Common Shares and Trust Units pursuant to the Trust Spinout, the nature of a Shareholder’s investment will be changed. See Appendix E, “Information Concerning Paramount After the Trust Spinout” and Appendix F, “Information Concerning Trilogy Energy Trust”.

      Upon completion of the Trust Spinout, Shareholders will own all of the issued and outstanding New Common Shares and 81% of the issued and outstanding Trust Units, with the remaining 19% of the issued and outstanding Trust Units being held by Paramount. Of this 19%, approximately 3.2% will be held by Holdco for purposes of the Holdco Options. Based on the number of Common Shares outstanding on February 22, 2005, 63,892,800 New Common Shares and 78,880,000 Trust Units will be issued and outstanding following completion of the Trust Spinout.

Structure Following the Trust Spinout

      The following diagram illustrates the organizational structure of Paramount and the Trust following the completion of the Trust Spinout.

Notes:

(1)	Approximately 3.2% will be held by Holdco for purposes of the Holdco Options.

(2)	Limited partnership interest.

(3)	General partnership interest. The General Partner’s interest may be reduced, and Holding Trust’s interest may be increased, pursuant to post-Arrangement transactions.

The Trust

      Following completion of the Trust Spinout, Unitholders will receive monthly distributions of the cash flow generated by the Spinout Assets held by the Limited Partnership and distributed to Unitholders through the Trust. The Trust will employ a strategy to provide Unitholders with a competitive annual yield by making monthly cash distributions to the Unitholders, maintain the Spinout Assets at a level that provides stable production, and continue to expand the business of the Trust through the development of growth opportunities that will provide long-term stable cash flows and be accretive to the existing Unitholders. The Trust’s development drilling portfolio will be funded primarily through the retained cash flow (anticipated to be approximately 35%) of the Limited Partnership. Acquisitions by the Trust are expected to be financed through bank financing and the issuance of additional Trust Units from treasury, maintaining prudent leverage. The Trust will make cash distributions to Unitholders from Distributable Cash.

      Following completion of the Trust Spinout, the Limited Partnership will have approximately 100 full-time dedicated employees, substantially all of whom will come from Paramount Resources. The Trust will also have access to certain of Paramount Resources’ remaining employees under the Services Agreement pursuant to which Paramount Resources will assist the Trust with the operation of its properties and the administration of the Trust. The employees who the Limited Partnership will have, and those employees of Paramount Resources who will be available to the Trust under the Services Agreement, have been instrumental in building the Spinout Assets and their expertise with these assets will be utilized by the Trust.

      Paramount Resources will be reimbursed for its reasonable costs incurred in providing services to the Trust under the Services Agreement. The Services Agreement will terminate on March 31, 2006, subject to extension, unless terminated by either party upon six months’ prior written notice to the other party.

      It is anticipated that the Trust will ultimately operate completely independently from Paramount with its own full complement of management and employees.

      See Appendix F, “Information Concerning Trilogy Energy Trust”.

Paramount After the Trust Spinout

      Following completion of the Trust Spinout, Paramount will continue to be an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil, and is expected to have production of approximately 20,000 Boe/d initially. Paramount will continue to be managed by the existing management team of Paramount and will pursue the same aggressive growth strategy previously employed. Through their ownership of New Common Shares, Shareholders will be able to continue to participate in an oil and gas exploration and development company focused on high levels of growth through reinvestment of cash flows.

      Paramount understands that its capital cost allowance tax pools will be reduced to the extent the value of the Spinout Assets is attributable to tangible oil and gas assets. Paramount expects this amount to be about 10-15% of that value. A corresponding amount will be added to the tax pools of the Limited Partnership. Paramount further expects that the Trust Spinout should not materially reduce its other tax pools and that it should not suffer other materially adverse tax consequences as a result of the Trust Spinout.

      See Appendix E, “Information Concerning Paramount After the Trust Spinout” and “The Trust Spinout — Risk Factors — Tax Consequences to Paramount of the Trust Spinout”.

Details of the Trust Spinout

      The Trust Spinout will be accomplished through a series of transactions, including the Arrangement. Paramount, the Trust, Holding Trust, Exchangeco, the General Partner, PRL Subco and POG have entered into the Arrangement Agreement which provides for the Trust Spinout and the implementation of the Arrangement pursuant to section 193 of the ABCA. The Arrangement will become effective on the date of filing the Final Order and the articles of arrangement and related documents in the form prescribed by the ABCA with the Registrar.

      Under the Trust Spinout, all Shareholders (other than Dissenting Shareholders) will receive the same consideration, being one New Common Share and one Trust Unit in place of each Common Share.

      The following description of the Trust Spinout is qualified in its entirety by reference to the full text of the Plan set forth in Schedule 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular.

Pre-Arrangement Matters

      The Spinout Assets are currently owned by the Partnership, which is currently a general partnership, the partners of which are Paramount and PRL Subco, a wholly-owned subsidiary of Paramount. Pursuant to the transactions described below, on the Effective Date the Partnership will effectively become indirectly owned by the Trust. On or about the day prior to the Effective Date (the “Distribution Date”), all of the income of the Partnership from the commencement of its current fiscal period to the Distribution Date will be allocated and an amount equal to all of its working capital will be distributed to Paramount and PRL Subco so that the Trust will obtain the benefit of the income and cash flow from the Partnership commencing on or about the Effective Date.

      In addition, prior to the Effective Time, the Partnership will be registered as a limited partnership under the laws of Alberta and its name will be changed to Trilogy Energy LP. POG will be the initial limited partner, with a nominal partnership interest.

The Arrangement and Related Transactions

Exchange of Common Shares

      On the Effective Date, pursuant to the Arrangement, all of the outstanding Common Shares (other than those held by the Substantial Shareholders and Dissenting Shareholders) will be exchanged for New Common Shares and X Shares on the basis of one New Common Share and one X Share for each Common Share. The New Common Shares and X Shares will be new classes of shares created pursuant to the Arrangement. The New Common Shares will have essentially the same rights as the Common Shares. The X Shares will be a class of preferred shares intended to have, for each X Share, a fair market value equal to the fair market value of a Trust Unit. Pursuant to the Arrangement, the X Shares will subsequently be exchanged with Exchangeco for Trust Units on a one for one basis, as described below.

Trust Units

      The number of Trust Units that will be issued by the Trust will be equal to 1.2345679012 times the number of Common Shares outstanding on the Effective Date (less the number of Dissenting Shares). This is designed to result in each Shareholder receiving one Trust Unit for each Common Share, with all Shareholders holding in aggregate 81% of the outstanding Trust Units.

      The initial Trust Units will be issued by the Trust to Holding Trust in consideration for notes of Holding Trust. 81% of those Trust Units will ultimately be transferred to the Shareholders (other than Dissenting Shareholders) through a series of steps, as described below. The remaining 19% will be transferred to Paramount in exchange for a promissory note.

Exchangeco

      Exchangeco is a corporation formed for purposes of the Arrangement. POG has voting control of Exchangeco and all of the common shares of Exchangeco are owned by Paramount. Exchangeco will acquire a number of Trust Units equal to the number of Common Shares outstanding on the Effective Date (other than those held by the Substantial Shareholders and Dissenting Shareholders). Pursuant to the Arrangement, the X Shares issued to the Shareholders in partial exchange for their Common Shares will be transferred to Exchangeco in exchange for Trust Units on a one for one basis.

      The voting shares of Exchangeco owned by POG will subsequently be acquired by Paramount for the same price as paid by POG. After completion of the Trust Spinout, steps will be taken so that all of the X Shares issued pursuant to the Arrangement will be cancelled.

Substantial Shareholders

      The Substantial Shareholders will receive the same consideration under the Trust Spinout as all other Shareholders. However, in order to enable the Substantial Shareholders to receive dividend tax treatment under the Tax Act, the method by which the Substantial Shareholders receive Trust Units will be different than the method described above. Such method may only be used by persons who, either alone or together with persons that are related persons for purposes of the Tax Act, own 25% or more of the issued and outstanding Common Shares, without potentially causing adverse tax consequences to Paramount.

      On the Effective Date, pursuant to the Arrangement, the Common Shares owned by the Substantial Shareholders will be exchanged for New Common Shares and Z Shares, on the basis of one New Common Share and one Z Share for each Common Share. The Z Shares will be essentially the same as the X Shares. Pursuant to the Arrangement, those Z Shares will then be redeemed by Paramount with promissory notes, which will then be transferred and assigned to Holding Trust in consideration for Trust Units.

      To the knowledge of Paramount’s directors and senior officers, the only Shareholders who may qualify as Substantial Shareholders will be Shareholders that are related to Clayton H. Riddell for purposes of the Tax Act. The Shareholders who Paramount anticipates will take the steps necessary to be Substantial Shareholders owned an aggregate of 29,940,270 Common Shares as of February 22, 2005, representing approximately 46.9% of the Common Shares then outstanding.

The Limited Partnership

      Holding Trust will become a limited partner of the Limited Partnership through a subscription for units of the Limited Partnership by the assignment of various notes received by Holding Trust through the course of the Trust Spinout transactions. POG’s initial limited partnership interest will then be repurchased for a nominal amount. Through the issuance to Paramount of a promissory note in the amount of $190 million, Paramount will cease to be a partner of the Limited Partnership. PRL Subco will then transfer its general partnership interest in the Limited Partnership to the General Partner.

      As a result of these transactions, Holding Trust will be the sole limited partner of the Limited Partnership with a 99% interest, and the General Partner will be the sole general partner of the Limited Partnership with a 1% interest.

Paramount Options

      All of the Paramount Options will be cancelled and Paramount will issue to the Optionholders Paramount Post-Arrangement Options and Holdco Options. Details of these steps are set forth below under “The Trust Spinout — Stock Options”.

Post-Arrangement Matters

      Paramount anticipates that on the Effective Date, immediately following completion of the Arrangement, Holding Trust and/ or the Limited Partnership will complete the borrowing of approximately $220 million under bank credit facilities that Paramount intends to arrange prior to completion of the Trust Spinout. If Holding Trust is the borrower or one of the borrowers, it will apply its borrowings to subscribe for additional LP Units. The Limited Partnership will apply these funds to repay its $190 million promissory note to Paramount with the remainder to be used for working capital purposes.

      It is also contemplated that after the Arrangement, the interests of the General Partner and Holding Trust in the Limited Partnership will be adjusted slightly so that Holding Trust will hold a net profits interest and a debt from the Limited Partnership in addition to limited partnership units, and certain debt owed to the Limited Partnership by the General Partner may be reduced or eliminated. Such adjustment is not expected to materially alter cash flows from the Limited Partnership to Holding Trust, and Holding Trust will continue to hold at least a 99% interest in the Limited Partnership.

Arrangement Agreement

      The Trust Spinout is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of the parties to the Arrangement Agreement and various conditions precedent.

      The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

Procedural Steps

      The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must receive the requisite approvals of the Securityholders voting at the Meeting;

(b)	the Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied; and

(d)	the Final Order, articles of arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

Conditions Precedent to the Arrangement

      The respective obligations of the parties to the Arrangement Agreement to complete the Arrangement are subject to the following conditions precedent:

(a)	the Interim Order shall have been granted in form and substance satisfactory to Paramount;

(b)	the Arrangement shall have been approved by the Shareholders and Optionholders in accordance with the Interim Order;

(c)	the Final Order shall have been granted in form and substance satisfactory to Paramount;

(d)	the TSX shall have conditionally approved the listing of the New Common Shares, X Shares and Trust Units issuable under the Arrangement, subject to compliance with the normal listing requirements of the TSX;

(e)	at the Effective Time, the X Shares shall be listed on the TSX;

(f)	all other material consents, orders and approvals, including any regulatory or judicial approvals or orders, that Paramount considers necessary to effect the Arrangement and complete the other transactions contemplated by the Arrangement Agreement, shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(g)	none of the consents, orders or approvals contemplated by the Arrangement Agreement shall contain terms or conditions or require undertakings or security that are considered unsatisfactory or unacceptable by Paramount;

(h)	certain actions related to pre-Arrangement matters, as set forth in the Arrangement Agreement, shall have been taken to the satisfaction of Paramount;

(i)	Paramount’s existing senior credit facilities shall have been amended in a manner satisfactory to Paramount;

(j)	arrangements satisfactory to Paramount shall have been made for bank credit facilities for Holding Trust and/ or the Limited Partnership;

(k)	no order or decree restraining or enjoining the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement shall be enforced at the time for filing the articles of arrangement required to give effect to the Arrangement;

(l)	the board of directors of Paramount shall have determined to proceed with the Arrangement having considered the number of Common Shares in respect of which rights of dissent have been exercised pursuant to the Plan; and

(m)	the Arrangement Agreement shall not have been terminated.

      Upon the conditions being fulfilled, Paramount intends to file a copy of the Final Order and the articles of arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

      Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the board of directors, without further notice to or approval of the Securityholders, subject to the terms of the Arrangement Agreement, to amend the terms of the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Time. See Appendix A for the text of the Arrangement Resolution.

Approvals

Securityholder Approval

      Pursuant to the Interim Order, the Arrangement Resolution must be approved by:

(a)	at least two-thirds of the votes cast by the Shareholders and Optionholders present in person or by proxy at the Meeting, voting together as a single class; and

(b)	a majority of the votes cast by the Shareholders present in person or by proxy at the Meeting, after excluding the votes attached to Common Shares that, to the knowledge of Paramount and its directors and senior officers, after reasonable inquiry, are beneficially owned or over which control or direction is exercised by the Excluded Shareholders.

      See “Regulatory Matters — Securities Law Matters — Majority of the Minority”.

Court Approvals

Interim Order

      On February 28, 2005 the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

      The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Arrangement and the Arrangement Agreement are approved by Securityholders at the Meeting in the manner required by the Interim Order, Paramount will make application to the Court for the Final Order.

      The application for the Final Order approving the Arrangement is scheduled for March 29, 2005, at 9:30 a.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 – 4th Street SW., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Paramount a Notice of Intention to Appear, together with any evidence or materials which such party intends to present to the Court, on or before 5:00 p.m. (Calgary time) on Thursday, March 24, 2005. Service of such notice shall be effected by service upon the solicitors for Paramount: Macleod Dixon LLP, Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Steven H. Leitl. See “Notice of Petition”.

      The New Common Shares and Trust Units to be received by Shareholders pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved and the Final Order is granted by the Court, the securities exchanged pursuant to the Arrangement will not require registration under the 1933 Act.

      Paramount has been advised by its counsel, Macleod Dixon LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Paramount may determine not to proceed with the Arrangement.

Fairness Opinion

      The board of directors received an opinion from BMO Nesbitt Burns Inc., its independent financial advisor, stating that, in the opinion of BMO Nesbitt Burns Inc. the consideration to be received by Shareholders pursuant to the Trust Spinout is fair, from a financial point of view, to Shareholders.

      A copy of the Fairness Opinion dated February 28, 2005 is attached as Appendix D to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

      The board of directors unanimously concurs with the views of BMO Nesbitt Burns Inc. and such views were an important consideration in the board’s decision to proceed with the Trust Spinout.

Recommendation of the Board of Directors

      The board of directors has unanimously concluded that the Trust Spinout is in the best interests of Paramount and the Securityholders and recommends Securityholders vote in favour of the Arrangement Resolution.

      Management of Paramount understands that each of the directors and officers of Paramount presently intends to vote the Securities owned, or over which control and direction is exercised, by them in favour of the Arrangement Resolution. As of February 22, 2005, the directors and officers of Paramount owned, or exercised control and direction over, approximately 53% of the issued and outstanding Common Shares on a fully diluted basis.

Timing

      If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Paramount will apply for the Final Order approving the Arrangement. If the Final Order is obtained on March 29, 2005 in form and substance satisfactory to Paramount, and all other conditions set forth in the Arrangement Agreement are satisfied, Paramount expects the Effective Date will be on or about April 1, 2005. It is not possible, however, to forecast with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

      The Arrangement will become effective upon the filing with the Registrar of the articles of arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Tax Election

      An Eligible Shareholder will be entitled to make an Election in connection with the exchange with Paramount under the Arrangement of Common Shares for New Common Shares and X Shares. An Eligible Shareholder excludes a Non-Resident and a Tax-Exempt. By making an Election, an Eligible Shareholder may be able to reduce the amount of the capital gain that such Eligible Shareholder may otherwise realize on the subsequent exchange of X Shares for Trust Units under the Arrangement. See “The Trust Spinout — Certain Canadian Federal Income Tax Considerations — The Arrangement — Exchange of Common Shares for X Shares and New Common Shares”.

      Paramount will only make an Election at the Elected Amount selected by the electing Eligible Shareholder. Paramount will not be responsible for the proper completion or filing of any applicable tax election form or the payment of any late filing penalty. Paramount will only execute a tax election form (and, if applicable, a corresponding tax election form under applicable provincial legislation) that has been completed and executed by an electing Eligible Shareholder and received by Paramount on or before the Election Deadline. With the exception of the execution of applicable tax election forms by Paramount, compliance with the requirements for a valid tax election, including selection of the appropriate Elected Amount within the limitations of the Tax Act and compliance with applicable provincial legislation, will be the sole responsibility of the electing Eligible Shareholder. Accordingly, Paramount will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any form of tax election or to properly file it within the time and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial legislation).

      In order for the CRA to accept a federal election form without a late filing penalty being paid by an electing Eligible Shareholder, the election form must be received by the CRA on or before certain dates specified in the Tax Act. For the purpose of determining those dates, Paramount’s taxation year that will include the Effective Time will end on December 31, 2005. Electing Eligible Shareholders should consult their own tax advisors with respect to applicable filing deadlines. However, regardless of those deadlines, the tax election forms of an electing Eligible Shareholder must be received by Paramount no later than the Election Deadline.

      Paramount will send by ordinary mail the relevant federal tax election forms and a letter of instructions to any Shareholder who so requests on the Letter of Transmittal submitted to the Depositary, if received by the Depositary within 90 days of the Effective Date. Those documents will also be made available on Paramount’s website at www.paramountres.com. Electing Eligible Shareholders should consult their own tax advisors to determine whether any separate provincial tax election forms are required and, if so, how to properly complete those forms. Paramount shall not be responsible for any failure by a Shareholder to provide the requisite completed and executed tax election forms to Paramount by the Election Deadline.

      Any Eligible Shareholder who does not ensure that Paramount has received duly completed tax election forms no later than the Election Deadline will not be able to benefit from the provisions of section 85 of the Tax Act. Accordingly, all Eligible Shareholders who wish to make an Election should give their immediate attention to this matter.

      Eligible Shareholders wishing to make an Election should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only.

Share and Trust Unit Certificates

      Enclosed with each copy of this Information Circular sent to Shareholders is a Letter of Transmittal which, when duly completed and returned by Shareholders together with a certificate(s) for Common Shares, will enable each Shareholder to receive certificates representing the appropriate number of New Common Shares and Trust Units to which such holder is entitled pursuant to the Arrangement.

      Shareholders (other than Dissenting Shareholders) are encouraged to deliver a duly completed Letter of Transmittal together with the relevant share certificate(s) to the Depositary as soon as possible. If the Arrangement proceeds and a Letter of Transmittal, together with the relevant share certificate(s) are delivered to the Depositary, then the New Common Share and Trust Unit certificate(s) issuable to a former holder of Common Shares will, as soon as practicable, be: (a) forwarded to the holder at the address specified in the Letter of Transmittal by first class mail; or (b) made available at the offices of the Depositary for pickup by the holder, if requested by the holder in the Letter of Transmittal. Any use of the mail to transmit a certificate(s) for Common Shares and a related Letter of Transmittal is at the risk of the Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

      After the Effective Date, Common Share certificates will only represent an entitlement to receive certificates evidencing New Common Shares and Trust Units issued under the Arrangement upon surrender of the relevant certificate(s) and a duly completed Letter of Transmittal to the Depositary.

      If the Trust Spinout does not proceed, the Common Shares will continue to be publicly traded and all certificates representing Common Shares transmitted with a related Letter of Transmittal will be returned to Shareholders at the address specified in the Letter of Transmittal by first class mail.

      Holders of Common Shares who have lost the certificates representing their Common Shares should contact the Depositary in writing and complete the Letter of Transmittal as fully as possible. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary prior to certificates for New Common Shares and Trust Units being issued.

      Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Common Shares.

      The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal is at the risk of the holder thereof. Paramount recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained, or that registered mail be used.

      All signatures on (a) the Letter of Transmittal, and (b) certificates representing Common Shares must be guaranteed by an Eligible Institution, unless otherwise provided. In order to receive New Common Shares and Trust Units after the Effective Date, Shareholders must submit their share certificate(s) to the Depositary.

Stock Options

      All of the Paramount Options will be replaced with Paramount Post-Arrangement Options and Holdco Options. A Paramount Post-Arrangement Option and a Holdco Option issued in replacement of a Paramount Option will each relate to the same number of New Common Shares and Holdco Shares (which derive their value from Trust Units), respectively, as the number of Common Shares issuable under the replaced Paramount Option and will have the same aggregate exercise price as the replaced Paramount Option, with the respective exercise prices being determined based on the New Common Share WATP and the Trust Unit WATP. This is intended to preserve, but not enhance, the economic benefit to the Optionholders of their Paramount Options.

Paramount Post-Arrangement Options

      Each Paramount Post-Arrangement Option will be identical to the Paramount Option which it replaces, except that:

(i)	it will entitle the holder to acquire New Common Shares;

(ii)	the exercise price will be the price determined by multiplying the exercise price of the original Paramount Option by the fraction determined by dividing the New Common Share WATP by the sum of the New Common Share WATP and the Trust Unit WATP; and

(iii)	the provisions relating to termination in the event of ceasing to be an employee of Paramount will only apply in the event the Optionholder is no longer employed by either Paramount or the Trust.

      Paramount’s existing stock option plan will apply to all Paramount Post-Arrangement Options and, from and after the Effective Time, all references in the plan to Common Shares will be deemed to be references to New Common Shares.

Holdco Options

      Holdco is a wholly-owned subsidiary of Paramount formed for purposes of the Trust Spinout. Holdco’s shares will not be listed for trading on any stock exchange. Pursuant to the Arrangement, Paramount will transfer to Holdco, from the Trust Units held by it, that number of Trust Units equal to the number of Common Shares issuable pursuant to Paramount Options then outstanding, in consideration for an equal number of common shares of Holdco. Those Trust Units will then be the only assets of Holdco. Based on the Paramount Options outstanding as of February 22, 2005, a total of 2,492,250 Trust Units would be transferred to Holdco. Based on the number of Common Shares outstanding on February 22, 2005, this would represent approximately 3.2% of the total number of Trust Units which would be outstanding upon completion of the Trust Spinout.

      Each Holdco Option will entitle the holder thereof to acquire from Paramount the same number of common shares of Holdco as the number of Common Shares issuable under the holder’s original Paramount Option. The exercise price will be the exercise price of the original Paramount Option less the exercise price of the related Paramount Post-Arrangement Option. The vesting dates and expiry date will be the same as the original Paramount Option and the termination provisions will be the same as for the related Paramount Post-Arrangement Option.

      Holders of Holdco Options will have the right to surrender vested options for cancellation in return for a cash payment from Paramount. The amount of the payment, in respect of each Holdco Share subject to the surrendered option, will be the difference between the fair market value of a Holdco Share at the date of surrender and the exercise price. The fair market value of a Holdco Share will be based on the fair market value of the Trust Units and any after-tax cash and investments (resulting from distributions on Holdco’s Trust Units) held by Holdco.

      Paramount intends that all Trust Units transferred to Holdco for purposes of the Holdco Options, and all distributions thereon, will be retained by Holdco until there are no longer any Holdco Options outstanding. Holdco will not conduct any business other than its holding of Trust Units.

General

      Optionholders are not required to take any further actions to receive the Paramount Post-Arrangement Options and Holdco Options they are entitled to upon completion of the Trust Spinout. As soon as practicable after the Effective Date, Paramount will provide to Optionholders written option agreements for their Paramount Post-Arrangement Options and Holdco Options.

Risk Factors

      Below are certain risk factors related to the Trust Spinout you should carefully consider. You should also carefully consider the risk factors related to Paramount incorporated by reference in this Information Circular and the risk factors related to the Trust in Appendix F, “Information Concerning Trilogy Energy Trust — Risk Factors”.

Completion and Benefits of the Trust Spinout

      The Trust Spinout may not be completed, and if completed, the benefits of the Trust Spinout to Securityholders expected by Paramount, as described in this Information Circular, may not be realized.

Tax Consequences to Paramount of the Trust Spinout

      Paramount understands that its capital cost allowance tax pools will be reduced to the extent the value of the Spinout Assets is attributable to tangible oil and gas assets. Paramount further expects that the completion of the Trust Spinout should not materially reduce its other tax pools and that it should not realize significant immediate gains or other materially adverse tax consequences as a result of the completion of the Trust Spinout. Paramount has not applied for any income tax rulings with respect to the application of income tax laws to the completion of the Trust Spinout. There can be no assurance that taxation authorities will not seek to reassess Paramount with respect to the application of income tax laws to the completion of the Trust Spinout. If any such reassessment were successful, it could have a material adverse effect upon Paramount. See “The Trust Spinout — Paramount After the Trust Spinout”.

Certain Canadian Federal Income Tax Considerations

      In the opinion of Felesky Flynn LLP, Canadian tax counsel to Paramount and the Trust (“Tax Counsel”), the following is, as of the date of this Information Circular, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a Shareholder (other than a Substantial Shareholder) who either disposes of Common Shares pursuant to the Arrangement and ultimately receives one New Common Share and one Trust Unit for each Common Share held or who dissents from the Arrangement. This summary is applicable to a Shareholder or Unitholder who, for purposes of the Tax Act, deals at arm’s length with, and is not affiliated with, Paramount and the Trust and holds all Common Shares and will hold all X Shares, New Common Shares and Trust Units as capital property. Common Shares, X Shares, New Common Shares and Trust Units generally will be considered to be capital property to a Shareholder or Unitholder unless such Common Shares, X Shares, New Common Shares or Trust Units are held in the course of carrying on a business of buying and selling securities or are acquired in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders and Unitholders who are Residents and whose Common Shares, X Shares, New Common Shares and Trust Units might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have them, and any other “Canadian security” (as defined in the Tax Act), deemed to be capital property. Shareholders and Unitholders contemplating making such an election should first consult their own tax advisors.

      This summary is not applicable to (i) a Shareholder or Unitholder that is a “financial institution”, as defined in the Tax Act for the purpose of the “mark-to-market” rules, (ii) a Shareholder or Unitholder where an interest in such Shareholder or Unitholder would be a “tax shelter” or a “tax shelter investment” as defined in the Tax Act, or (iii) a Shareholder or Unitholder that is a “specified financial institution” as defined in the Tax Act.

      This summary is based on the facts set out in this Information Circular, representations from Paramount, the Trust, Holding Trust and the General Partner as to certain factual matters and proposed activities, the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Tax Counsel’s understanding of the current published administrative and assessing practices of the CRA. This summary is not exhaustive of all possible Canadian federal income tax considerations, and except for the Proposed Amendments, does not take into account or anticipate any changes in law, or any changes in administrative or assessing practices, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

      On March 23, 2004, the Minister of Finance (Canada) announced certain proposals to restrict direct and indirect holdings in certain “business income trusts” (as defined in such proposals) by certain tax-exempt investors including trusts governed by registered pension plans and pension corporations (“Pension Fund Proposals”).

      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any particular Shareholder. Shareholders should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

The Arrangement

Exchange of Common Shares for X Shares and New Common Shares

      Pursuant to the Arrangement, a Shareholder (other than a Dissenting Shareholder and a Substantial Shareholder) will transfer each Common Share to Paramount in exchange for one New Common Share and one X Share (the “Reorganization”). Unless an Eligible Shareholder makes an Election, a Shareholder will be deemed to dispose of such Common Shares for proceeds of disposition equal to the aggregate cost of the New Common Shares and X Shares received by the Shareholder on the Reorganization. A Shareholder’s aggregate cost of the New Common Shares and X Shares will be equal to such Shareholder’s ACB of the Common Shares immediately before the Reorganization so that a Shareholder generally should not realize a capital gain on the Reorganization. The cost of the New Common Shares and X Shares will be allocated proportionately to such shares according to their respective fair market values immediately after the Reorganization. For this purpose, a Shareholder will be required to determine the fair market value of the New Common Shares and X Shares on a reasonable basis. Each of Paramount and the Trust has advised that, in their opinion, an X Share will have a fair market value equal to the redemption price thereof (which will be determined by the board of directors of Paramount and confirmed in a Certificate of the Corporation in accordance with the Arrangement) and a New Common Share will have a fair market value equal to the amount by which the fair market value of a Common Share immediately before the Reorganization exceeds the fair market value of an X Share. Such determination of fair market value is not binding on the CRA.

      Eligible Shareholders who receive New Common Shares and X Shares generally will be entitled to make an Election on the terms set out in this Information Circular. See “The Trust Spinout — Tax Election”. An electing Eligible Shareholder will be deemed to dispose of the Common Shares transferred to Paramount for proceeds of disposition equal to the Elected Amount specified in the Election. The Elected Amount may not:

(a)	be less than the lesser of (i) the electing Eligible Shareholder’s aggregate ACB of the Common Shares transferred to Paramount; and (ii) the fair market value of the Common Shares at the time of the Reorganization; or

(b)	be greater than the fair market value of the electing Eligible Shareholder’s Common Shares transferred to Paramount.

      Provided a valid election form is filed in a timely manner, the electing Eligible Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the Elected Amount, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate ACB of the Common Shares of the electing Eligible Shareholder transferred to Paramount. The taxation of capital gains and capital losses is discussed below under “Residents — Taxation of Capital Gains and Capital Losses”.

      The cost of the X Shares received by an electing Eligible Shareholder will be deemed to be equal to the lesser of the fair market value of the X Shares immediately after the Reorganization and the amount deemed to be the Eligible Shareholder’s proceeds of disposition of the Common Shares (generally, the Elected Amount). To the extent that the amount deemed to be the electing Eligible Shareholder’s proceeds of disposition exceeds the amount deemed to be the cost of such Eligible Shareholder’s X Shares, such excess will be deemed to be the cost of such electing Eligible Shareholder’s New Common Shares.

      By making an Election, an Eligible Shareholder may be able to reduce the amount of the capital gain that such Eligible Shareholder may otherwise realize upon the exchange of X Shares for Trust Units pursuant to the Arrangement. This is because of the allocation of cost to the X Shares in priority to the New Common Shares that results from making an Election, as described above.

      Shareholders wishing to make the Election should consult their own tax advisors.

Exchange of X Shares for Trust Units

      Pursuant to the Arrangement, a Shareholder (other than a Dissenting Shareholder and a Substantial Shareholder) will transfer each X Share received on the Reorganization to Exchangeco in exchange for one Trust Unit (the “Exchange”). Upon the Exchange, holders of X Shares will realize a capital gain (or capital loss) to the extent that the fair market value of the Trust Units received exceeds (or is less than) the aggregate ACB of the X Shares so disposed of to Exchangeco. The cost to a Unitholder of the Trust Units will be the fair market value of such Trust Units received on the Exchange. For this purpose, a Unitholder will be required to determine the fair market value of a Trust Unit on a reasonable basis. The taxation of capital gains and capital losses is discussed below under “Residents — Taxation of Capital Gains and Capital Losses” and “Non-Residents — Taxation of Capital Gains”.

Dissenting Shareholders

      Shareholders are permitted to dissent from the Arrangement pursuant to the provisions of section 191 of the ABCA. A Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by Paramount the fair value of the Common Shares held by such Shareholder determined as of the appropriate date. See “The Trust Spinout — Rights of Dissent”. Such Shareholder should be deemed to have received a taxable dividend equal to the amount by which the amount received (other than in respect of interest awarded by the Court) for their Common Shares exceeds the paid-up capital of such Common Shares. Any such deemed dividend will be subject to tax under the Tax Act in the same manner as dividends on New Common Shares, as described below under “Taxation of New Common Shares (Post-Arrangement) — Dividends on New Common Shares” and “Non-Residents”. Where the Dissenting Shareholder is a corporation, in some circumstances, the amount of such deemed dividend may be treated as proceeds of disposition of the Common Shares and not as a dividend. The Dissenting Shareholder also will be considered to have disposed of such Common Shares. For purposes of determining the Dissenting Shareholder’s capital gain (or a capital loss), the proceeds of disposition will be equal to the amount received for their Common Shares less the aggregate of the amount of any deemed dividend referred to above and interest awarded by the Court. The taxation of capital gains and capital losses is described below under “Residents — Taxation of Capital Gains and Capital Losses” and “Non-Residents — Taxation of Capital Gains”. Interest awarded by the Court to a Dissenting Shareholder who is a Resident will be included in the Dissenting Shareholder’s income for the purposes of the Tax Act. The taxation of interest awarded by the Court to a Dissenting Shareholder who is a Non-Resident is described below under “Non-Residents — Taxation of Dissenting Shareholders”. Dissenting Shareholders should consult their own tax advisors.

Taxation of New Common Shares (Post-Arrangement)

Dispositions of New Common Shares

      A disposition of a New Common Share generally will result in a capital gain (or a capital loss) to the extent the proceeds received therefor, net of any reasonable costs of disposition, exceed (or are less than) the holder’s ACB of such share. The taxation of capital gains and capital losses is described below under “Residents — Taxation of Capital Gains and Losses” and “Non-Residents”.

Dividends on New Common Shares

      Dividends received or deemed to be received on New Common Shares will be included in computing the income, for purposes of the Tax Act, of a holder who is a Resident. Such dividends received or deemed to be received by an individual (including a trust) who is a Resident will be subject to the gross up and dividend tax credit rules in the Tax Act normally applicable to dividends received from corporations which are Resident.

      Dividends received or deemed to be received on New Common Shares by a corporation that is a Resident will be included in computing the corporation’s income, but generally will be deductible in computing the corporation’s taxable income, subject to certain limitations in the Tax Act. A holder of New Common Shares that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) and a Resident generally will be subject to a refundable 33 1/3% tax on dividends received or deemed to be received on such shares to the extent such dividends are deductible in computing the holder’s taxable income. Subsection 55(2) of the Tax Act provides that where certain corporate holders of shares receive a dividend or deemed dividend in specified circumstances, such dividend may be treated as giving rise to a capital gain and not a dividend. The taxation of capital gains and capital losses is described below under “Residents — Taxation of Capital Gains and Losses”.

      The taxation of dividends received or deemed to be received on New Common Shares in the hands of a holder who is a Non-Resident is described below under “Non-Residents”.

Status of the Trust

      This summary assumes that the Trust will qualify as a “mutual fund trust” within the meaning of the Tax Act on the Effective Date and continuously thereafter at all relevant times. This summary also assumes that the Trust will elect to be deemed to be a mutual fund trust from the date it was established. To qualify as a “mutual fund trust”, in addition to qualifying as a “unit trust”, the Trust must satisfy the following conditions:

(a)	the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property);

(b)	the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership; and

(c)	the Trust may not reasonably be considered to have been established or maintained primarily for the benefit of non-residents.

      The Trust Indenture contains a limitation on non-resident ownership which provides that at no time may Non-Residents or partnerships that are not “Canadian partnerships” as defined in the Tax Act, be the beneficial owners of more than 49% of the outstanding Trust Units.

      Pursuant to draft legislation released by the Department of Finance on September 16, 2004 to implement the 2004 federal budget proposals, commencing January 1, 2005, requirement (c) above would be changed to the requirement that not more than 50% (by value) of the outstanding Trust Units may at any time be owned by Non-Residents, or partnerships other than “Canadian partnerships” as defined in the Tax Act, or any combination thereof. The 2004 federal budget proposals currently do not provide any means of rectifying a loss of mutual fund trust status. The December 6, 2004 Notice of Ways and Means Motion to implement the tax proposals contained in the 2004 federal budget does not contain this proposal and the Department of Finance (Canada) indicated that further discussions would be pursued with the private sector concerning the appropriate Canadian tax treatment of Non-Residents investing in resource property through mutual funds.

      In the event that the Trust were not to qualify as a mutual fund trust, the Canadian federal income tax considerations described below would, in some respects, be materially different.

Taxation of the Trust

      In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on all interest on the Holding Trust Notes, if any, and such amount of income of Holding Trust that was paid or became payable in the year to the Trust and was deducted by Holding Trust in computing its income under the Tax Act (including amounts of net taxable capital gains designated by Holding Trust in respect of the Trust) and net realized taxable capital gains, less the portion thereof that the Trust deducts in respect of amounts paid or payable by the Trust in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Trust or if the Unitholder is entitled in that year to enforce payment of the amount. The Trust’s taxation year will end on December 31 of each year.

      In computing its income, the Trust generally may deduct reasonable amounts on account of administrative costs, management and other expenses incurred by it in the course of carrying on its investment undertaking and for the purpose of earning income, provided such amounts are not reimbursed and are otherwise deductible under the Tax Act. The Trust generally will be entitled to deduct the costs incurred by it in connection with the issuance of Trust Units on a five-year, straight-line basis (subject to proration for short taxation years).

      Under the Trust Indenture, an amount equal to all of the income of the Trust for each year (determined in accordance with the provisions of the Tax Act without reference to paragraph 82(1)(b) and subsection 104(6) thereof), including net realized capital gains, but excluding income which is designated by the Trust to a redeeming Unitholder and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Trust, generally will be payable in the year to Unitholders by way of cash distributions, subject to the following exceptions. Income of the Trust which is applied to finance cash redemptions of Trust Units or is otherwise unavailable for cash distributions will be distributed to Unitholders in the form of additional Trust Units. Income of the Trust payable to the Unitholders, whether in cash, additional Trust Units, or otherwise generally will be deductible by the Trust in computing its income under the Tax Act.

      Capital gains of the Trust realized in connection with an in specie redemption of Trust Units, if any, and certain income of the Trust may be designated to the redeeming Unitholder, with the result that the taxable portion of such gains and such income generally should be taxable to the redeeming Unitholder and not the Trust.

      Tax Counsel has been advised that the Trust intends to make sufficient distributions in each year (in cash or by way of additional Trust Units) of its net income for tax purposes and any net realized taxable capital gains so that the Trust generally will not be liable in such year for income tax under Part I of the Tax Act, however, no assurance can be given in this regard. The Trust generally is expected to designate to the Unitholders any net taxable capital gains received or realized by it or designated to it by Holding Trust so that such amounts retain their character when received by Unitholders.

Taxation of Holding Trust

      Holding Trust will be taxable on its income determined under the Tax Act for each year, which will include its allocated share of income of Limited Partnership. The amount of income allocated to Holding Trust from the Limited

Partnership may exceed or be less than the amount of cash distributed by the Limited Partnership to Holding Trust. The income of Holding Trust also will include the income earned under any net profits interest granted by the Limited Partnership or interest on debt issued by the Limited Partnership to Holding Trust. The taxation year of Holding Trust will end on December 31.

      In computing its income, Holding Trust generally may deduct reasonable amounts on account of interest, administrative and other expenses incurred by it for the purpose of earning income, provided such amounts are otherwise deductible under the Tax Act.

      Under the Holding Trust Declaration of Trust, an amount equal to all of the income of Holding Trust (determined in accordance with the provisions of the Tax Act without reference to paragraph 82(1)(b) and subsection 104(6) thereof), including net realized capital gains, generally will be payable to the Trust. Such amounts generally will be deductible by Holding Trust in computing income under the Tax Act.

      Tax Counsel has been advised that Holding Trust intends to make sufficient distributions in each year of its net income for tax purposes and any net realized taxable capital gains so that Holding Trust generally will not be liable in such year for income tax under Part I of the Tax Act, however, no assurance can be given in this regard. Holding Trust generally is expected to designate to the Trust any net taxable capital gains received by it so that such amounts retain their character when received by the Trust.

Taxation of the Limited Partnership

      The Limited Partnership is not subject to tax under the Tax Act. Each partner of the Limited Partnership, including Holding Trust, is required to include in computing the partner’s income for a particular taxation year the partner’s share of the income or loss, including capital gains and capital losses, as the case may be, of the Limited Partnership ending on or before the partner’s taxation year end, whether or not any of that income is distributed to the partner in the taxation year. For this purpose, the income or loss of the Limited Partnership will be computed for each fiscal period as if the Limited Partnership were a separate person resident in Canada. In computing the income or loss of the Limited Partnership, deductions will be claimed in respect of its respective operating, administrative and other expenses, as permitted by the Tax Act. The income or loss of the Limited Partnership for a fiscal period will be allocated to the partners of the Limited Partnership, including Holding Trust, on the basis of their respective share of that income or loss as provided in the Limited Partnership Agreement, subject to the detailed rules in the Tax Act in that regard. The fiscal period of the Limited Partnership will end on December 31.

Residents

      The following portion of this summary generally is applicable to a holder who at all relevant times is a Resident. The taxation of holders who are not Residents is described below under “Non-Residents”.

Taxation of Unitholders

Trust Distributions

      A Unitholder generally will be required to include in computing income for a particular taxation year of the Unitholder such portion of the net income of the Trust for a taxation year, including net realized taxable capital gains, as is paid or becomes payable to the Unitholder in that particular taxation year, whether received in cash, additional Trust Units or otherwise. Provided that appropriate designations are made by the Trust and Holding Trust, such portion of net taxable capital gains as is paid or payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for the purposes of the Tax Act.

      The non-taxable portion of any net realized capital gains of the Trust paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder’s income for the year. Any other amount in excess of the net income of the Trust that is paid or payable to a Unitholder in such year (otherwise than as proceeds of disposition of the Trust Units) generally will not be included in the Unitholder’s income for the year. However, such other amount will reduce the ACB of the Trust Units held by the Unitholder. To the extent that the ACB of a Trust Unit to a Unitholder otherwise would be less than zero, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises, and the ACB of the Trust Unit to the Unitholder at the commencement of the immediately following year will be nil.

      The cost to a Unitholder of a Trust Unit will include all amounts paid or payable by the Unitholder for the Trust Unit with certain adjustments. The cost to a Unitholder of additional Trust Units received in lieu of a cash distribution of income (including net capital gains) will be the amount of such income paid in additional Trust Units. The cost to a Unitholder of all Trust Units, to the extent that each is held as capital property, will be averaged to determine the ACB of each Trust Unit held by the Unitholder.

Acquisitions of Trust Units

      Since the net income of the Trust will be distributed on a monthly basis, a purchaser of a Trust Unit may become taxable on a portion of the net income of the Trust accrued or realized by the Trust in a month before the time the Trust Unit was purchased, but which was not paid or made payable to Unitholders until the end of the month and after the time the Trust Unit was purchased. A similar result may apply on an annual basis in respect of a portion of net taxable capital gains accrued or realized by the Trust in a year before the time the Trust Unit was purchased, but which is paid or made payable to Unitholders at year-end and after the time the Trust Unit was purchased.

Dispositions of Trust Units

      The disposition or deemed disposition by a Unitholder of a Trust Unit, whether on redemption or otherwise, generally will result in the Unitholder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Unitholder’s ACB of the Trust Unit. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Unitholder’s income. The treatment of capital gains and losses is generally described below under “Residents — Taxation of Capital Gains and Capital Losses”.

      Where Trust Units are redeemed by the distribution of Holding Trust Notes to the Unitholder, the proceeds of disposition to the Unitholder of the Trust Units will be equal to the fair market value of the Holding Trust Notes so distributed less any amount designated by the Trust to be an income distribution from the Trust. The Trust Indenture provides that the Trustee has the discretion to designate certain income and any capital gain realized by the Trust as a result of the redemption of Trust Units to the Unitholder redeeming Trust Units, as is reasonable in the circumstances. The Unitholder will be required to include in income any such income so designated.

      The cost of any Holding Trust Notes distributed by the Trust to a Unitholder upon a redemption of Trust Units will be equal to the fair market value of the Holding Trust Notes at the time of the distribution. For this purpose, the Unitholder will be required to determine the fair market value of the Holding Trust Notes on a reasonable basis. A Unitholder who is a Resident will thereafter be required to include in income, in accordance with the provisions of the Tax Act, interest on any such note.

Taxation of Capital Gains and Capital Losses

      Under the Tax Act, one-half of any capital gain realized by a Shareholder or a Unitholder who is a Resident and the amount of any net taxable capital gains designated by the Trust in respect of a Unitholder who is a Resident will be included in such holder’s income as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss realized by such a Shareholder or Unitholder in a particular year may be deducted from any taxable capital gains realized by the Shareholder or Unitholder in that year, in the three preceding taxation years or in any subsequent taxation year.

      A Shareholder or Unitholder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

      A capital loss realized on the disposition of a Common Share by a Shareholder or a holder of an X Share or a New Common Share that is a corporation may be reduced by the amount of dividends received or deemed to be received by the holder to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, X Shares or New Common Shares or where a trust or partnership, of which a corporation is a beneficiary or a member, is a member of a partnership or a beneficiary of a trust that owns Common Shares, X Shares or New Common Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

Minimum Tax

      Net income of the Trust that is paid or payable to a Unitholder that is designated as net taxable capital gains, and capital gains realized on the disposition of Common Shares, X Shares, New Common Shares or Trust Units may increase the holder’s liability for minimum tax if the holder is an individual.

Qualified Investment Status

      Trust Units will be qualified investments for Exempt Plans and RESPs (subject to the specific provisions of any particular Exempt Plan or RESP) provided that the Trust qualifies as a mutual fund trust for purposes of the Tax Act. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for such Exempt Plans and RESPs.

      Provided the New Common Shares are listed on a prescribed stock exchange in Canada on the Effective Date and continue to be so listed, the New Common Shares will be qualified investments for Exempt Plans and RESPs (subject to the specific provisions of any particular Exempt Plan or RESP).

      Holding Trust Notes received as a result of an in specie redemption of Trust Units by the Trust will not be qualified investments for Exempt Plans or RESPs, which could give rise to adverse consequences to the Exempt Plans or RESPs or the annuitant thereunder. Accordingly, Exempt Plans or RESPs that own Trust Units should consult their own tax advisors before deciding to exercise the redemption right attached to the Trust Units.

Registered Pension Funds or Plans and Pension Corporations

      Pursuant to the Pension Plan Proposals, certain investors, including registered pension funds or plans and pension corporations, will be liable for a penalty tax commencing in 2005 if they hold units of a business income trust or restricted investment property in excess of the limits described in the Pension Plan Proposals.

      On May 18, 2004, the Minister of Finance (Canada) announced that the Pension Plan Proposals will be suspended to allow consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. Following such consultations, the Minister of Finance (Canada) has indicated the Government will issue legislative proposals.

Foreign Property

      Based in part on representations of the Trust, Holding Trust, Paramount and the General Partner as to certain factual matters and proposed activities, the Trust Units and the New Common Shares at the Effective Date will not constitute foreign property for purposes of the tax imposed under Part XI of the Tax Act for Exempt Plans, registered investments, registered pension plans or other persons subject to tax under Part XI of the Tax Act. RESPs are not subject to the foreign property rules.

      If the Trust ceases to qualify as a mutual fund trust or if the Trust does not restrict its holding of foreign property within the limits provided under the Tax Act, the Trust Units may become foreign property.

      On February 23, 2005, the Minister of Finance (Canada) announced a proposal to repeal the foreign property rules effective as of 2005. No assurance can be given that this proposal will be enacted as currently proposed or at all.

Non-Residents

      The following portion of this summary generally is applicable to a holder who at all relevant times is a Non-Resident and who does not use or hold, and is not deemed to use or hold Common Shares, New Common Shares or Trust Units, as the case may be, in connection with carrying on a business in Canada. Special rules, which are not discussed herein, may apply to a Non-Resident that is an insurer carrying on business in Canada and elsewhere.

Trust Distributions

      All amounts paid or credited to a Unitholder by the Trust, other than amounts designated by the Trust under the Tax Act to be taxable capital gains, which would otherwise be included in the income (determined in accordance with the Tax Act) of a Unitholder who is a Non-Resident will be subject to Canadian withholding tax at a rate of 25% of the gross amount thereof, unless such rate is reduced under the provisions of an income tax convention between Canada and the Unitholder’s jurisdiction of residence. The withholding tax rate is 15% under the Canada — United States Tax Convention (1980) (“Treaty”) where the Non-Resident is a beneficial Unitholder of a Trust Unit and is a resident of the United States under the provisions of the Treaty.

      If the Proposed Amendments tabled by the Minister of Finance (Canada) on December 6, 2004 in a Notice of Ways and Means Motion are enacted, the Trust will be required to maintain a special “TCP gains balance” account to which it will add its gains from dispositions after March 22, 2004, of “taxable Canadian property” (as defined in the Tax Act) and from which it will deduct its capital losses from such dispositions and the amount of all “TCP gains distributions” made by it. If the Trust pays an amount to a Unitholder who is a Non-Resident or a partnership that is not a “Canadian partnership” within the meaning of the Tax Act, makes a designation to treat that amount as a taxable capital gain and the total of all amounts designated by the Trust in a taxation year to Non-Residents or partnerships that are not Canadian partnerships (or any combination thereof) exceeds five percent of all such designated amounts, such portion of that amount as does not exceed the Non Resident’s or non-Canadian partnership’s pro rata portion of the Trust’s “TCP gains distribution” account (as defined in the Proposed Amendments) effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains).

      If the Proposed Amendments are enacted, all other amounts distributed by the Trust that are not described above, where more than 50% of the fair market value of a Trust Unit is attributable to, inter alia, real property situated in Canada or a “Canadian resource property” (as defined in the Tax Act) to a Unitholder who is a Non-Resident or a partnership that is not a Canadian partnership (“Non-Resident Investor”) will be subject to a special Canadian tax of 15% of the amount of such distributions as an income tax on a deemed capital gain. This tax will be withheld from such distributions by the Trust. The Non-Resident Investor will not be required to report such distribution in a Canadian tax return and such distribution will not reduce the ACB of the Non-Resident Investor’s Trust Units. If a Unitholder who is a Non-Resident Investor realizes a capital loss from the disposition of a Trust Unit in a particular taxation year and files a special tax return on or before such Non-Resident Investor’s filing due date for such taxation year, the Non-Resident Investor will have a “Canadian property mutual fund loss” (as defined in the Proposed Amendments) equal to the lesser of such loss and the sum of all distributions previously received on such Trust Unit that were subject to such 15% tax. The Non-Resident Investor’s tax liability for such taxation year should be computed by reducing any deemed capital gain for the taxation year by the aggregate of such loss and any unused “Canadian property mutual fund losses” (as defined in the Proposed Amendments) from previous taxation years arising from the disposition of a Trust Unit or a share of the capital stock of a mutual fund corporation or a unit of another mutual fund trust. In certain circumstances, the Non-Resident Investor may be entitled to receive a refund of all or a portion of such tax. A Canadian property mutual fund loss and unused Canadian property mutual fund losses generally may be carried back up to three years and forward indefinitely and deducted against similar distributions received in such years.

Taxation of Capital Gains

      A holder who is a Non-Resident generally will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share, X Share, New Common Share or Trust Unit (whether the disposition of such Trust Unit is on sale, redemption, by virtue of capital distributions in excess of a Unitholder’s ACB or otherwise) unless such property constitutes “taxable Canadian property” for purposes of the Tax Act of the Non-Resident and no relief is available to the holder under an applicable income tax convention.

Taxable Canadian Property

      A Common Share, X Share or New Common Share generally will not be considered to be taxable Canadian property of a holder unless, at any time during the 60 month period that ends at the time of the disposition of such share, 25% or more of the issued shares of any class or series of shares of Paramount were owned by (or the subject of an option or interest held by) the holder, by persons with whom the holder did not deal at arm’s length or by any combination thereof. Under certain circumstances, a Common Share, X Share or New Common Share may be deemed to be taxable Canadian property under the Tax Act.

      A Trust Unit generally will not be considered to be taxable Canadian property of a Unitholder unless either: (i) at any time during the 60 month period that ends at the time of the disposition of such Trust Unit, 25% or more of the issued Trust Units were owned by the Unitholder, by persons with whom the Unitholder did not deal at arm’s length or by any combination thereof; or (ii) at the time of disposition, the Trust is not a “mutual fund trust” as defined in the Tax Act.

      If a holder’s Common Share or Trust Unit is considered to be taxable Canadian property, on the disposition or deemed disposition thereof, the capital gain (or capital loss) generally will be treated in the manner described above under “Residents — Taxation of Capital Gains and Capital Losses”. However, an applicable income tax convention may provide relief from Canadian tax on any such capital gain realized by the holder.

      A distribution of Trust assets to a Unitholder who is a Non-Resident upon a redemption of Trust Units will be treated as a disposition of such assets by the Trust for proceeds equal to their fair market value. This disposition will result in a capital or income gain (or loss) to the Trust to the extent that such proceeds exceed (or are less than) the cost amount to the Trust of such assets. The Trust Indenture provides that the Trustee has the discretion to designate capital gains realized by the Trust in connection with an in specie redemption of Trust Units or income of the Trust to the Unitholder redeeming Trust Units, as is reasonable in the circumstances. In the case of a redeeming Unitholder who is a Non-Resident, such amounts which would be required to be included in income (i.e., the taxable portion of any such capital gains so designated and any such income so designated), when distributed to the Unitholder, will, if the Proposed Amendments are enacted, generally be subject to Canadian withholding tax if the conditions for application of the Proposed Amendments are satisfied, as discussed above. Specifically, the portion of any such distribution that is in respect of income, or a capital gain from the disposition of “taxable Canadian property,” will be subject to Canadian withholding tax at a rate of 25%, subject to a reduction in such rate under the terms of an applicable tax convention. Any such amounts that are subject to Canadian withholding tax generally will be excluded from the Non-Resident’s proceeds of disposition for the purpose of computing a capital gain or capital loss on the redemption. Holders who are Non-Residents should consult their own Canadian tax advisers before requesting a redemption of their Trust Units.

Taxation of Dissenting Shareholders

      A Non-Resident Dissenting Shareholder should be deemed to have received a taxable dividend equal to the amount by which the amount received from Paramount for the Dissenting Shareholders’ Common Shares (other than in respect of interest awarded by the Court) exceeds the paid-up capital of the Common Shares held by such Shareholder at that time. Any such deemed dividend will be subject to withholding tax of 25% of the gross amount of the dividend under the Tax Act, unless such rate is reduced under an applicable income tax convention. The Non-Resident Dissenting Shareholder also will be considered to have disposed of such Common Shares. For purposes of determining the Dissenting Shareholder’s capital gain (or a capital loss), the proceeds of disposition will be equal to the amount received less the aggregate of the amount of any deemed dividend referred to above and interest awarded by the Court. The taxation of capital gains and capital losses is described below under “Non-Residents — Taxation of Capital Gains”.

      Any interest paid or credited to a Dissenting Securityholder who is a Non-Resident pursuant to a Court award will be subject to withholding tax. Under the Tax Act, interest paid or credited to a person who is a Non-Resident is subject to withholding tax at the rate of 25% of the gross amount of the interest, unless such rate is reduced under an applicable income tax convention.

Certain United States Federal Income Tax Considerations

      The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

      In the opinion of Torys LLP, special U.S. tax counsel to Paramount, the following is a summary of the material U.S. federal income tax consequences of the Arrangement to Shareholders, and the ownership and disposition of Trust Units and New Common Shares to such Shareholders. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), the United States Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and which are subject to change, possibly with retroactive effect.

      This summary assumes that Shareholders hold their Common Shares, and will hold any Trust Units and New Common Shares received in the Arrangement, as capital assets within the meaning of section 1221 of the Code. This summary also assumes that Paramount is not, and has never been, a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”). A foreign corporation is a PFIC for a particular taxable year if: (i) 75% or more of its gross income for the taxable year is passive income or (ii) 50% or more of the average value of its assets held during the taxable year produce or are held for the production of passive income. Considering the nature of Paramount’s business activities, assets and earnings, Paramount believes that it presently qualifies for the “active commodities business exclusion” (defined below), and therefore is not a PFIC. The more detailed discussion of the PFIC rules under “Passive Foreign Investment Company Considerations” below, as applicable to the United States Holders (defined below) of Trust Units, is similarly applicable to United States Holders of New Common Shares.

      This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular Shareholders in light of their personal investment circumstances or to Shareholders subject to special treatment under the U.S. federal income tax laws such as:

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currencies;

•	banks;

•	persons that hold Common Shares or will hold Trust Units and New Common Shares as part of a straddle, hedge, constructive sale or conversion transaction;

•	United States Holders (as defined below) that have a functional currency other than the United States dollar;

•	partnerships, S corporations, mutual funds, regulated investment companies, real estate investment trusts and investors in such entities;

•	Shareholders who acquired their Common Shares through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

•	United States Holders that will own 10% or more of the total voting power of all outstanding Common Shares, Trust Units or New Common Shares.

      Furthermore, this summary does not consider the potential effects of any state, local or non-United States tax laws.

      For purposes of this summary, a “United States Holder” means a beneficial owner of Common Shares or Trust Units that is:

•	a citizen or resident alien individual of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;

•	a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

      A “Non-United States Holder” is a beneficial owner of Common Shares, Trust Units or New Common Shares that is not a United States Holder. If a partnership holds Common Shares, Trust Units or New Common Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding or that will hold Common Shares, Trust Units or New Common Shares, you should consult your own tax advisor.

      The following summary is subject to certain assumptions and the accuracy and completeness of certain factual representations and statements made by Paramount, including representations specifically made for purposes of this summary. Some of these assumptions and representations concern future events as to which there can be no certainty. If any assumption, representation or statement is incorrect in any material respect, the conclusions reached in this summary may not apply. However, Paramount is not aware of any present facts or circumstances that would cause such assumptions, representations or statements to be untrue or incomplete. No ruling has been or will be sought from the Internal Revenue Service with respect to the U.S. federal income tax consequences of the Arrangement or pertaining to the ownership or disposition of Trust Units or New Common Shares by a United States Holder. This summary is based on existing tax law, as to which there is some uncertainty. This summary will not be binding on the Internal Revenue Service and no assurance can be given that the Internal Revenue Service or the courts will agree with this summary.

United States Holders of Common Shares

Exchange of Common Shares for New Common Shares and Distribution of Trust Units

      For U.S. federal income tax purposes, the separate steps comprising the Arrangement should qualify as a tax-free reorganization under Code section 368(a)(1)(D), with the distribution of the Trust Units (other than the Trust Units retained by Paramount) to the Shareholders (the “Distribution”) qualifying for tax-free treatment under Code section 355. Additionally, for U.S. federal income tax purposes, the exchange of Common Shares for New Common Shares should qualify for tax-free treatment under Code section 368(a)(1)(E).

      A United States Holder’s aggregate tax basis for his or her Common Shares on which the Trust Units are distributed should be allocated among the New Common Shares and the Trust Units received by such United States Holder in proportion to their relative fair market values on the Distribution Payment Date.

      A United States Holder’s holding period for Trust Units and New Common Shares should include the holding period for the Common Shares on which the Trust Units are distributed.

      Should it be determined that the Distribution does not qualify for tax-free treatment under Code section 355 and thus, the Arrangement does not qualify for tax-free treatment under Code section 368(a)(1)(D), each United States Holder of Common Shares would be treated as having received a distribution in an amount equal to the fair market value of the Trust Unit on the Distribution Payment Date. Any such distribution would be taxed first as a dividend to the extent of such United States Holder’s pro rata share of Paramount’s current and accumulated earnings and profits, and then as a non-taxable return of capital to the extent of such United States Holder’s tax basis in his or her Common Shares, with any remaining amount being taxed as capital gain.

      Under current law, certain dividends received by United States individuals, before January 1, 2009 from a qualified foreign corporation are subject to a maximum U.S. federal income tax rate of 15%. A foreign corporation will generally be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The United States Treasury Department has identified the Canada-United States Income Tax Treaty as a qualifying treaty. As a result, Paramount should be a qualified foreign corporation. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain holding period and other requirements with respect to its Common Shares. United States Holders should consult their tax advisors concerning their eligibility for the reduced rate of U.S. federal income tax on dividends on Common Shares.

      The Treasury Regulations require each holder of Common Shares who receives a Trust Unit pursuant to the Arrangement to attach to his or her U.S. federal income tax return for the year in which the Distribution is paid a detailed statement setting forth such data as may be appropriate in order to show the applicability of Code section 355 to the transaction.

Ownership of Trust Units and New Common Shares

Classification of the Trust

      The Trust will elect to be treated as an association taxable as a corporation for U.S. federal income tax purposes. As a corporation for U.S. federal income tax purposes, the Trust would be subject to U.S. corporate tax on its net income attributable to earnings that are effectively connected with a U.S. trade or business. If the Trust is subject to U.S. corporate tax, it will be required to file a U.S. federal corporate income tax return. It is not anticipated, however, that the Trust will be engaged in a U.S. trade or business.

Distributions

      Distributions (including any Canadian taxes withheld from the amount paid) paid out of the Trust’s (with respect to the Trust Units) or Paramount’s (with respect to the New Common Shares) current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the United States Holder’s adjusted tax basis in the Trust Units or the New Common Shares as applicable, and any remaining amount of distributions will generally be subject to tax as capital gain. Dividends on Trust Units or the New Common Shares will generally be foreign source income for foreign tax credit limitation purposes and will not be eligible for a dividends received deduction.

      Dividends paid in Canadian dollars will be included in income in an amount equal to the United States dollar value of the dividends (determined at the spot rate on the date of such payment) regardless of whether the dividends are converted into United States dollars. United States Holders generally should not recognize any foreign currency gain or loss if the Canadian dollars are converted into United States dollars on the day they are received. If, however, Canadian dollars are not converted into United States dollars on the day they are received, any gain or loss resulting from currency exchange fluctuations from the date the dividends are includible in income to the date the payment is converted into United States dollars will be ordinary income or loss. Such currency gain or loss will generally be income or loss from United States sources for foreign tax credit limitation purposes.

      Certain dividends received by United States individuals, before January 1, 2009, from a qualified foreign corporation are subject to a maximum U.S. federal income tax rate of 15%. A foreign corporation will generally be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The United States Treasury Department has identified the Canada-United States Income Tax Treaty as a qualifying treaty. As a result, The Trust and Paramount should be qualified foreign corporations. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain holding period and other requirements with respect to its Trust Units or New Common Shares. United States Holders should consult their tax advisors concerning their eligibility for the reduced rate of U.S. federal income tax on dividends on Trust Units or New Common Shares.

      Subject to the limitations described above, United States Holders of Trust Units or New Common Shares generally will have the option of claiming the amount of any Canadian income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Distributions of current or accumulated earnings and profits generally will be foreign source “passive” income or, in the case of certain holders, “financial services” income for U.S. foreign tax credit purposes. It should be noted that pursuant to recent U.S. legislation, for taxable years beginning after December 31, 2006, the number of foreign tax credit “baskets” will be reduced from 9 baskets to 2 baskets. The two baskets will be for (i) passive category income and (ii) general category income. Thus, there will no longer be a financial services income basket, and such income will be divided into either the general basket or the passive basket, depending on the activities of the particular U.S. taxpayer. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions for Canadian tax withheld.

Sale or Other Disposition of Trust Units or New Common Shares

      Upon the sale or disposition of Trust Units or New Common Shares, a United States Holder generally will recognize a gain or loss in an amount equal to the difference between (i) the sum of any cash and the fair market value of any other property received and (ii) such United States Holder’s adjusted tax basis in such Trust Units or New Common Shares. Such gain or loss generally will be treated as capital gain or loss, and as long-term capital gain or loss if the Trust Units or New Common Shares had been held more than one year at the time of disposition. Deduction of capital losses is subject to certain limitations under the Code.

      For foreign tax credit limitation purposes, a gain or loss recognized on a sale or disposition of Trust Units or New Common Shares will generally be United States source income. Any gain or loss from currency exchange fluctuations between the date of the disposition of the Trust Units or New Common Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss.

      Generally, in the case of a United States Holder who receives Canadian dollars in connection with the sale or disposition of Trust Units or New Common Shares, the amount realized will be based on the U.S. dollar value of the Canadian dollars received with respect to the Trust Units or New Common Shares. A United States Holder who receives payment in Canadian dollars and converts Canadian dollars into United States dollars at a conversion rate other than the rate in effect on the date of the sale or disposition, may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

Passive Foreign Investment Company Considerations

      The Code provides special anti-deferral rules for certain distributions received by United States persons with respect to, and sales and other dispositions of, a foreign corporation that is a PFIC. A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) 50% or more of the average value of its assets held during the taxable year produce or are held for the production of passive income. For purposes of these tests, passive income generally includes dividends, interest, rents, royalties, annuities and gains from assets that produce passive income. In addition, a foreign corporation is treated as holding directly its proportionate share of the assets, and receiving directly its proportionate share of the earnings, of any subsidiary corporation in which it owns directly or indirectly at least 25% of the stock, by value.

      In general, “passive income” includes the excess of gains over losses from certain commodities transactions, including transactions involving oil and gas. However, gains from commodities transactions generally are excluded from the definition of passive income if (i) derived by a foreign corporation in the active conduct of a commodity business by an active producer, processor, merchant or handler of commodities, and (ii) “substantially all” of such corporation’s business is as an active producer or processor of commodities (the “active commodities business exclusion”). Considering the nature of the Trust’s business activities, assets and earnings, the Trust’s management believes that the Trust presently qualifies for the “active commodities business exclusion”, and therefore, is not, nor do they anticipate the Trust will become a PFIC. However, because the application to the Trust of the relevant provisions of the Code and accompanying regulations is not completely clear, and because the Trust’s operations and business plans may change in subsequent taxable years, no assurance can be given that the Trust will not be a PFIC in the future.

      If The Trust were to be treated as a PFIC for any taxable year, then, unless a United States Holder is eligible to elect and does elect to treat his or her investment in the Trust Units as an investment in a “qualified electing fund” (a “QEF election”) or to “mark-to-market” his or her Trust Units, as described below, (i) such United States Holder would be required to allocate income recognized upon receiving certain dividends, or gain recognized upon the sale or redemption of Trust Units, ratably over the holder’s entire holding period for such Trust Units, (ii) the amount allocated to each year during which the Trust is considered a PFIC other than the year of the dividend payment, or sale or redemption, would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and (iii) gain recognized upon the sale or redemption of the Trust Units would be taxable as ordinary income.

      If a United States Holder makes a timely QEF election in respect of its Trust Units, such United States Holder would not be subject to the rules described above. Instead, such United States Holder would be required to include in his or her income for each taxable year his or her pro rata share of the Trust’s ordinary earnings as ordinary income and his or her pro rata share of the Trust’s net capital gain as long-term capital gain, whether or not such amounts are actually distributed. However, United States Holders would not be eligible to make a QEF election unless the Trust complied with certain applicable information reporting requirements, and the Trust has not determined whether it would comply with the accounting, record keeping and reporting requirements necessary for United States Holders to make QEF elections should it become a PFIC.

      Alternatively, assuming the Trust Units qualify as “marketable stock” within the meaning of Code section 1296(e), if a United States Holder elects to “mark-to-market” his or her Trust Units, such United States Holder generally would include in income any excess of the fair market value of his or her Trust Units as of the close of each tax year over his or her adjusted basis in the Trust Units. If the fair market value of the Trust Units had depreciated below the United States Holder’s adjusted basis as of the close of the tax year, the United States Holder generally could deduct the excess of the adjusted basis of the Trust Units over its fair market value at that time. However, such deductions generally would be limited to the “mark-to-market” gains, if any, that the United States Holder included in income with respect to such Trust Units in prior years. Income recognized and deductions allowed under the “mark-to-market” provisions, as well as any gain or loss on the disposition of Trust Units with respect to which the “mark-to-market” election is made, would be treated as ordinary income or loss.

      If the Trust is a PFIC for any taxable year, United States Holders would be required to file an annual return on IRS Form 8621. United States Holders are urged to discuss the applicability and consequences of the PFIC rules with their tax advisors.

Information Reporting and Backup Withholding

      Payments of dividends on Trust Units and the proceeds of disposition of New Common Shares or Trust Units that are made within the United States or through certain U.S. related financial intermediaries may be required to be reported to the Internal Revenue Service and may be subject to backup withholding unless (i) the Shareholder is a corporation or other exempt recipient, or (ii) the Shareholder provides a taxpayer identification number or complies with applicable certification requirements. Non-United States Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification requirements to prove their exemption. The backup withholding rate is currently 28%. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a Shareholder’s U.S. federal income tax liability if the required information is furnished to the Internal Revenue Service.

Rights of Dissent

      The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Shareholder’s Shares and is qualified in its entirety by the reference to the full text of the Interim Order which is attached to this Information Circular as Appendix B and the full text of section 191 of the ABCA which is attached to this Information Circular as Appendix H. A Shareholder who intends to exercise his Dissent Rights should carefully consider and comply with the provisions of section 191 of the ABCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

      The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

      Under the Interim Order, a registered Shareholder is entitled, in addition to any other rights he may have, to dissent and to be paid by Paramount the fair value of the Common Shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the Meeting. A Shareholder may dissent only with respect to all of the Common Shares held by him or on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such Common Shares is entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise his right of dissent must make arrangements for the Common Shares beneficially owned by him to be registered in his name prior to the time the written objection to the Arrangement Resolution is required to be received by Paramount or, alternatively, make arrangements for the registered holder of his Common Shares to dissent on his behalf.

      A Dissenting Shareholder must send to Paramount a written objection to the Arrangement Resolution, which written objection must be received by Paramount, Attention: Corporate Secretary at the head office of Paramount, 4700, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5, before the Meeting or by the Chairman of the Meeting at the Meeting. No Shareholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. An application may be made to the Court by Paramount or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder’s Common Shares. If such an application to the Court is made by either Paramount or a Dissenting Shareholder, Paramount must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay him an amount considered by the board of directors to be the fair value of the Common Shares held by such Dissenting Shareholder. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Paramount is the applicant, or within 10 days after Paramount is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer must be made on the same terms to each Dissenting Shareholder and must be accompanied by a statement showing how the fair value was determined.

      A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order under subsection 191(13) of the ABCA fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Paramount and in favour of each of those Dissenting Shareholders, and fixing the time within which Paramount must pay that amount to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder under the ABCA until the date of payment.

      Paramount shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that Paramount is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the assets of Paramount would by reason of the payment be less than the aggregate of its liabilities. In such event, Paramount shall, within 10 days after the pronouncement of the order under subsection 191(13) of the ABCA, or the making of an agreement between a Dissenting Shareholder and Paramount as to the payment to be made for such Dissenting Shareholder’s Common Shares, notify each Dissenting Shareholder that it is lawfully unable to pay Dissenting Shareholders for their Common Shares. In such event, each Dissenting Shareholder retains his status as a claimant against Paramount to be paid as soon as Paramount is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to holders of then outstanding shares of Paramount.

      All Common Shares held by Dissenting Shareholders will be deemed to be transferred to Paramount for cancellation on the Effective Date in exchange for payment of the fair value of such Common Shares determined as of the close of business on the last business day before the Arrangement is approved by the Securityholders at the Meeting.

      The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligation of Paramount to complete the Arrangement that the board of directors of Paramount shall have determined to proceed with the Arrangement having considered the number of Common Shares in respect of which rights of dissent have been exercised.

Interests of Certain Persons in the Trust Spinout

      The management of Paramount understands that each of the directors and officers of Paramount presently intends to vote the Securities owned, or over which control and direction is exercised, by them in favour of the Arrangement Resolution. As of February 22, 2005, the directors and officers of Paramount owned, or exercised control and direction over, approximately 53% of the issued and outstanding Common Shares on a fully diluted basis.

      Paramount retained BMO Nesbitt Burns Inc. as financial advisor to Paramount and its board of directors with respect to the Trust Spinout. BMO Nesbitt Burns Inc. has received and will receive fees from Paramount for such services.

Expenses of the Trust Spinout

      The estimated costs relating to the Trust Spinout, including expenses incurred in connection with the Notes Offer, are expected to be approximately $9 million. These costs will be borne primarily by Paramount with the balance to be borne by the Trust.

Stock Exchange Listings

      It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the New Common Shares and the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date. The requirements of the TSX for such listings are expected to be met on the Effective Date or soon thereafter. Listing will be subject to Paramount and the Trust, as the case may be, fulfilling all of the listing requirements of the TSX.

      It is also a condition to the completion of the Arrangement that the X Shares be listed on the TSX at the Effective Time. The X Shares will only be listed for a short period of time to facilitate the completion of the Arrangement and will not be posted for trading following the completion of the Trust Spinout.

Price Range and Trading Volume of Common Shares

      The following table sets forth the reported high and low sale prices (which are not necessarily the closing prices) and the trading volumes for the Common Shares on the TSX for the periods indicated.

	Price Range ($)

	High	Low	Trading Volume

2004
January	11.36	10.41	2,604,285
February	12.45	10.70	2,569,047
March	13.30	12.25	1,456,883
April	13.02	11.60	2,801,221
May	14.99	11.91	2,854,315
June	14.75	13.50	1,883,033
July	16.75	14.30	2,240,266
August	18.47	16.53	4,578,331
September	23.90	17.80	4,240,910
October	24.59	22.26	2,698,236
November	26.39	22.30	3,185,629
December	27.90	24.31	7,376,969
2005
January	28.50	25.69	5,770,329
February (1 to 25)	31.25	27.80	5,203,072

Credit Facilities

      It is a condition to the completion of the Trust Spinout that Paramount’s existing senior credit facilities shall have been amended in a manner satisfactory to Paramount and arrangements satisfactory to Paramount shall have been made for bank credit facilities for Holding Trust and/or the Limited Partnership.

      Paramount expects that the amendments to its existing senior credit facilities necessary as a result of the Trust Spinout will reduce the amount available thereunder to $130 million. Paramount has received a commitment from a

Canadian chartered bank to provide credit facilities to Holding Trust and/or the Limited Partnership at Closing in the range of $260 million to $275 million. Paramount anticipates that the necessary amendments and new credit facilities will be in place by the planned Effective Date.

Regulatory Matters

Securities Law Matters

Majority of Minority Approval

      As described under “Details of the Trust Spinout”, all Shareholders will receive the same securities under the Trust Spinout. However, those Shareholders that take the steps necessary to be Substantial Shareholders will receive their Trust Units through different steps in the Arrangement which result in different treatment of the transaction to them for Canadian tax purposes. The tax treatment to Shareholders of the Trust Spinout is described under “The Trust Spinout — Certain Canadian Federal Income Tax Considerations” and “The Trust Spinout — Certain United States Federal Income Tax Considerations”. In essence, for Canadian federal tax purposes, Substantial Shareholders will receive dividend treatment relating to the value of the Trust Units received, rather than capital gains treatment. Capital gains treatment is generally considered to be preferable for most shareholders. Under the Tax Act, the steps used to provide the different tax treatment may only be used by persons who, either alone or together with persons that are related for purposes of the Tax Act, own 25% or more of the issued and outstanding Common Shares, without potential adverse tax consequences to Paramount.

      To the knowledge of Paramount’s directors and senior officers, the only Shareholders who may qualify as Substantial Shareholders will be Shareholders that are related to Clayton H. Riddell, the Chairman, Chief Executive Officer and a director of Paramount, for purposes of the Tax Act. The Shareholders who Paramount anticipates will take the steps necessary to be Substantial Shareholders owned an aggregate of 29,940,270 Common Shares as of February 22, 2005, representing approximately 46.9% of the Common Shares then outstanding.

      While the Substantial Shareholders receive the same consideration, this different tax treatment may result in the transaction being subject to the “majority of the minority” approval requirements of Rule 61-501 of the Ontario Securities Commission. Accordingly, in applying for the Interim Order, Paramount requested that the Interim Order specify that, in addition to the normal approval required for an arrangement, the Arrangement Resolution must also be approved by a majority of the votes cast by Shareholders after excluding the Common Shares that, to the knowledge of Paramount and its directors and senior officers, after reasonable inquiry, are beneficially owned or over which control or direction is exercised by the Excluded Shareholders. To the knowledge of Paramount and its directors and senior officers, after reasonable inquiry, the Excluded Shareholders beneficially owned or exercised control and direction over 31,031,970 Common Shares as of February 22, 2005, representing approximately 48.6% of the Common Shares then outstanding.

Exemptions and Resale

      The New Common Shares and Trust Units to be issued under the Trust Spinout will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada, including the Autorité des marchés financiers, and the New Common Shares and Trust Units will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.

      The New Common Shares and the Trust Units to be exchanged pursuant to the Trust Spinout will not be registered under the 1933 Act in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. New Common Shares and Trust Units received by a Shareholder who is not an “affiliate” of Paramount immediately before the Trust Spinout, and is not an “affiliate” of Paramount or the Trust immediately after the Trust Spinout, may be resold in the United States without restriction under the 1933 Act. Shareholders who are affiliates of Paramount prior to the Trust Spinout, or affiliates of Paramount or the Trust after the Trust Spinout, may not re-sell their New Common Shares or Trust Units in the United States without an exemption from registration under the 1933 Act. For the purposes of the 1933 Act, an “affiliate” of Paramount or the Trust is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Paramount or the Trust, as the case may be. Shareholders are urged to consult their legal advisors prior to disposing of New Common Shares or Trust Units outside Canada to determine the extent of all applicable resale provisions.

Competition Act

      The Trust Spinout is a “notifiable transaction” for the purposes of Part IX of the Competition Act (Canada). As a result, the Trust Spinout may not be completed until certain waiting periods have expired unless, among other circumstances, the Commissioner of Competition (the “Commissioner”) issues an advance ruling certificate (“ARC”) in respect of the Trust Spinout and the Trust Spinout is substantially completed within one year after the ARC is issued. Paramount will file with the Commissioner a request for an ARC in relation to the Trust Spinout. Paramount believes that an ARC will be obtained, although there can be no assurance of this result. Alternatively, Paramount expects to notify the Commissioner of the anticipated Trust Spinout sufficiently in advance of the Meeting such that all applicable waiting periods under the Competition Act (Canada) will have expired prior to the date of the Meeting.

Legal Matters

      Macleod Dixon LLP, Canadian legal counsel to Paramount, has advised Paramount with respect to certain legal matters in connection with the Trust Spinout and Felesky Flynn LLP, Canadian tax counsel to Paramount, has advised Paramount with respect to certain Canadian federal income tax matters in connection with the Trust Spinout.

      Torys LLP, U.S. legal counsel to Paramount, has advised Paramount with respect to certain U.S. legal matters in connection with the Trust Spinout including with respect to certain U.S. tax considerations.

      As at February 28, 2005, partners and associates of each of Macleod Dixon LLP, Felesky Flynn LLP and Torys LLP owned beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

INFORMATION CONCERNING PARAMOUNT

      Following completion of the Trust Spinout, Paramount will continue to be an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil, and is expected to have production of approximately 20,000 Boe/d initially.

      Paramount is, and following completion of the Trust Spinout will be, a corporation amalgamated and subsisting pursuant to the provisions of the ABCA.

      Paramount is, and following the completion of the Trust Spinout will be, a reporting issuer or the equivalent thereof in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Nova Scotia.

      Paramount’s registered, head and principal office is located at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5.

      Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Paramount at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5 (Telephone (403) 290-3600) or by accessing the disclosure documents available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com.

      The following documents, or portions thereof, of Paramount have been filed with the securities commission or similar authority in certain of the provinces of Canada and are specifically incorporated by reference into, and form an integral part of, this Information Circular:

1.	Paramount’s Annual Information Form dated March 23, 2004 (including management’s discussion and analysis for the year ended December 31, 2003 incorporated therein by reference);

2.	Paramount’s audited comparative consolidated financial statements for the year ended December 31, 2003, including the auditor’s report thereon;

3.	Paramount’s Management Proxy Circular dated March 23, 2004 relating to the annual and special meeting of shareholders of Paramount held on June 2, 2004;

4.	Paramount’s unaudited comparative interim consolidated financial statements for the nine and three month periods ended September 30, 2004 and the accompanying management’s discussion and analysis;

5.	the material change report dated June 4, 2004 relating to Paramount’s proposed acquisition of certain oil and natural gas assets in western Canada;

6.	the business acquisition report of Paramount dated September 10, 2004 relating to its acquisition of certain oil and natural gas assets in western Canada on June 30, 2004 (excluding Appendix C thereto) including information relating to such assets attached as Appendix A thereto and the audited schedules of revenues, royalties and operating expenses relating to such assets attached as Appendix B thereto;

7.	the risk factors set out under the heading “Risk Factors” on pages seven to thirteen of Paramount’s base shelf prospectus dated June 17, 2004, as amended, pursuant to which Paramount may from time to time sell up to US$350 million of debt securities (excluding the fifth paragraph under the risk factor “You should not unduly rely on reserve information because reserve information represents estimates and our actual reserves could be lower than the estimates” on page eight); and

8.	the material change report dated December 14, 2004 relating to the Trust Spinout.

      Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Information Circular.

      Reference is made to Appendix E, “Information Concerning Paramount After the Trust Spinout” for a description of Paramount following completion of the Trust Spinout.

INFORMATION CONCERNING THE TRUST

      The Trust is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at 4100, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

      Unitholders will be the sole beneficiaries of the Trust. Computershare is the initial trustee of the Trust.

      Following completion of the Trust Spinout, the Limited Partnership will have approximately 100 full-time dedicated employees, substantially all of whom will come from Paramount Resources. The Trust will also have access to certain of Paramount Resources’ remaining employees under the Services Agreement pursuant to which Paramount Resources will assist the Trust with the operation of its properties and the administration of the Trust. Either party will have the ability to terminate the Services Agreement upon six months’ prior written notice to the other party. It is anticipated that the Trust will ultimately operate completely independently from Paramount with its own full complement of management and employees. See Appendix F, “Information Concerning Trilogy Energy Trust — Directors and Management” and “Information Concerning Trilogy Energy Trust — Material Agreements — Services Agreement”.

      The Trust will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Trust Spinout.

      Reference is made to Appendix F, “Information Concerning Trilogy Energy Trust” for a description of the Trust and the Trust Units.

INFORMATION CONCERNING HOLDING TRUST

      Holding Trust is an investment trust governed by the laws of the Province of Alberta and created pursuant to the Holding Trust Declaration of Trust. The head and principal office of Holding Trust will be located at 4100, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

      Following the completion of the Trust Spinout, the Trust will be the sole beneficiary of Holding Trust, holding all of the issued Holding Trust Units and Holding Trust Notes. TD Canada Trust will be the trustee of Holding Trust. Holding Trust will hold its interest in the Spinout Assets and investments indirectly through its ownership of LP Units.

      Reference is made to Appendix F, “Information Concerning Trilogy Energy Trust” for a description of Holding Trust.

INFORMATION CONCERNING THE LIMITED PARTNERSHIP

      The Limited Partnership will be a limited partnership established under the laws of the Province of Alberta and created pursuant to the Limited Partnership Agreement. The head and principal office of the Limited Partnership will be located at 4100, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

      Following the completion of the Trust Spinout, the Limited Partnership will own all of the Spinout Assets and will carry on the business of the exploitation, development, exploration, production and sale of natural gas and petroleum and other ancillary matters. The General Partner will be the general partner of the Limited Partnership. Following the completion of the Trust Spinout, the only limited partner will be Holding Trust which will hold a 99% limited partnership interest in the Limited Partnership.

      Reference is made to Appendix F, “Information Concerning Trilogy Energy Trust” for a description of the Limited Partnership.

GENERAL PROXY MATTERS

Solicitation of Proxies

      This Information Circular is furnished in connection with the solicitation of proxies by the management of Paramount to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Paramount who will be specifically remunerated therefor. All costs of the solicitation will be borne by Paramount.

Appointment and Revocation of Proxies

      Accompanying this Information Circular are, in the case of holders of Common Shares, a form of proxy printed on GREEN paper, and in the case of holders of Paramount Options, a form of proxy printed on YELLOW paper for use at the Meeting.

      The persons named in the enclosed forms of proxy are directors or officers of Paramount. A Securityholder desiring to appoint a person (who need not be a Securityholder) to represent such Securityholder at the Meeting other than the persons designated in the accompanying forms of proxy may do so either by inserting such person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y2, Attention: Proxy Department. To be effective, the applicable form(s) of proxy must be received by Computershare by 5:00 p.m. (Toronto time) on Thursday, March 24, 2005 or, if the Meeting is adjourned, by 5:00 p.m. (Toronto time) on the second business day prior to the date on which the Meeting is reconvened. Failure to so deposit a form of proxy shall result in its invalidation.

      A Securityholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare on or before the last business day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

      The board of directors have fixed the record date for the Meeting as at the close of business on February 15, 2005. Securityholders of Paramount of record as at the Record Date are entitled to receive notice of, attend and vote at the Meeting, except to the extent a holder of Common Shares transfers any of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of holders of Common Shares entitled to vote, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

Signature of Proxy

      The form of proxy must be executed by the Securityholder or his attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Paramount).

Voting of Proxies

      The persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. In the absence of such direction, such Securities will be voted FOR the approval of the Arrangement Resolution and any other resolutions which may be considered at the Meeting.

Exercise of Discretion of Proxy

      The enclosed forms of proxy confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Paramount knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Advice to Beneficial Shareholders

      The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not own Common Shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of Paramount as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of Paramount. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

      Applicable regulatory policy requires intermediaries/ brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/ broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered shareholders by Paramount. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically asks Beneficial Shareholders to return proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting — the IICC proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.

      Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of a broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Voting Securities and Principal Holders Thereof

      As at February 22, 2005, 63,892,800 Common Shares were issued and outstanding and Paramount Options to purchase 2,492,250 Common Shares were outstanding. To the knowledge of the directors and senior officers of Paramount, as of the date hereof, no person beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to (i) the outstanding Common Shares as of February 22, 2005, other than Clayton H. Riddell who as of that date beneficially owned or exercised control and direction over, directly or indirectly, 30,358,570 Common Shares or approximately 47.5% of the then outstanding Common Shares, or (ii) the Common Shares underlying the Paramount Options as of February 22, 2005.

ADDITIONAL INFORMATION

      Additional information relating to Paramount is available on SEDAR at www.sedar.com. Copies of Paramount’s financial statements and management’s discussion and analysis of financial condition and results of operations may be obtained on request without charge from the Corporate Secretary of Paramount at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5 (Telephone (403) 290-3600). Financial information is provided in Paramount’s annual comparative financial statements and management’s discussion and analysis of financial condition and results of operations for Paramount’s most recently completed financial year.

AUDITORS’ CONSENTS

CONSENT OF ERNST & YOUNG LLP

      We have read the Information Circular dated February 28, 2005 (the “Information Circular”) of Paramount Resources Ltd. (the “Corporation”) relating to a proposed plan of arrangement. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

      We consent to the inclusion in the Information Circular of our report to the board of directors of the Corporation on the balance sheets of the Kaybob and Marten Creek Properties as at December 31, 2003 and 2002 and the statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. Our report is dated December 13, 2004.

      We also consent to the incorporation by reference in the Information Circular of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the two-year period ended December 31, 2003. Our report is dated March 12, 2004.

      We also consent to the inclusion in the Information Circular of our report to the board of directors of Trilogy Energy Ltd., as administrator of Trilogy Energy Trust (the “Trust”) on the balance sheet of the Trust as at February 25, 2005. Our report is dated February 25, 2005.

Calgary, Alberta	(Signed) Ernst & Young LLP

February 28, 2005	Chartered Accountants

CONSENTS OF PRICEWATERHOUSECOOPERS LLP

      We have read the Information Circular dated February 28, 2005 (the “Information Circular”) of Paramount Resources Ltd. (the “Corporation”) relating to a proposed plan of arrangement. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

      We consent to the inclusion in the Information Circular of our reports to the directors of the Corporation on the schedule of revenues, royalties and operating expenses for the year ended December 31, 2003 for the Kaybob properties. Our report is dated December 2, 2004.

Calgary, Alberta	(Signed) PricewaterhouseCoopers LLP

February 28, 2005	Chartered Accountants

      We have read the Information Circular dated February 28, 2005 (the “Information Circular”) of Paramount Resources Ltd. (the “Corporation”) relating to the proposed plan of arrangement. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

      We consent to the inclusion in the Information Circular of our reports to the directors of the Corporation on the schedule of revenues, royalties and operating expenses for the three years ended December 31, 2003, 2002 and 2001 for the Marten Creek Properties. Our report is dated December 10, 2004.

Calgary, Alberta	(Signed) PricewaterhouseCoopers LLP

February 28, 2005	Chartered Accountants

APPENDIX A

ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	the arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule 1 to the Arrangement Agreement dated as of February 28, 2005 (the “Arrangement Agreement”) among Paramount Resources Ltd. (the “Corporation”), Trilogy Energy Trust, Trilogy Holding Trust, Trilogy Energy Ltd., 1155120 Alberta Ltd., 1136980 Alberta Ltd. and Paramount Oil & Gas Ltd., which Arrangement Agreement is attached as Appendix C to the Information Circular accompanying the Notice of this Special Meeting (as such Arrangement Agreement may be or may have been modified or amended as provided for in the Arrangement Agreement), is hereby authorized and approved;

2.	the Arrangement Agreement, as amended (if applicable), is hereby ratified, confirmed and approved;

3.	notwithstanding that this resolution has been duly passed by the shareholders and optionholders of the Corporation or that the Arrangement has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of the Corporation is hereby authorized and empowered in its sole discretion, without further notice to or approval of the shareholders or optionholders of the Corporation: (a) subject to the terms of the Arrangement Agreement, to amend the Arrangement Agreement at any time prior to the Arrangement becoming effective; or (b) to decide not to proceed with the Arrangement or revoke this resolution at any time prior to the Arrangement becoming effective; and

4.	any director or officer of the Corporation is hereby authorized for and on behalf of the Corporation, to execute or cause to be executed, under the corporate seal or otherwise, and to deliver or cause to be delivered in the name of and on behalf of the Corporation, all such documents, agreements and instruments including, without limitation, articles of arrangement, and to do or cause to be done all such other acts and things as such director or officer shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B

INTERIM ORDER

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT IN RESPECT OF PARAMOUNT RESOURCES LTD. AND ITS SHAREHOLDERS AND OPTIONHOLDERS

BEFORE THE HONOURABLE	)	At the Court House, at Calgary, Alberta, on
JUSTICE S. J. LOVECCHIO	)	February 28, 2005
IN CHAMBERS	)

INTERIM ORDER

UPON the application by Petition of Paramount Resources Ltd. (“Paramount”);

AND UPON reading the said Petition and the Affidavit of James H. T. Riddell sworn February 28, 2005 (the “Affidavit”) filed herein;

AND UPON hearing counsel for Paramount;

AND UPON reviewing the Affidavit;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the “ABCA”) and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a)	all references to “Arrangement” used herein means the arrangement proposed by Paramount, as set forth in the plan of arrangement attached as Schedule 1 to the Arrangement Agreement, which Arrangement Agreement is attached as Exhibit “A” to the Affidavit; and

(b)	the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular, which Information Circular is attached as Exhibit “B” to the Affidavit.

IT IS HEREBY ORDERED AND DIRECTED THAT:

General

1.	Paramount shall seek approval of the Arrangement by the holders (the “Shareholders”) of its common shares (“Common Shares”) and the holders (“Optionholders”) of options (“Options”) to acquire its Common Shares (collectively, the “Securityholders”) in the manner set forth below.

Meeting

2.	Paramount shall call and conduct a special meeting (the “Meeting”) of the Shareholders and the Optionholders for the purpose of considering and voting on the resolution approving the Arrangement (the “Arrangement Resolution”).

3.	Subject to the express provisions of this Order, the Meeting shall be called and conducted in accordance with the by-laws of Paramount and the ABCA.

4.	The majority required to pass the resolution approving the Arrangement shall be:

(a)	at least two-thirds of the votes cast by the Shareholders and the Optionholders present in person or by proxy at the Meeting, voting together and not as separate classes; and

(b)	a majority of the votes cast by the Shareholders present in person or by proxy at the Meeting, after excluding the votes attached to the Common Shares that, to the knowledge of Paramount and its directors and senior officers, after reasonable inquiry, are beneficially owned or over which control or direction is exercised by the Excluded Shareholders.

5.	Each Shareholder will be entitled to one vote for each Common Share held and each Optionholder will be entitled to one vote for each Common Share obtainable upon the exercise of such Optionholder’s Options. The record date (the “Record Date”) for the Meeting shall be the close of business on February 15, 2005. Only Securityholders whose names have been entered in the applicable registers or records of the Securityholders as of the close of business on that date will be entitled to receive notice of and to vote at the Meeting, subject to Section 137 of the ABCA with respect to transferees of Common Shares after that date.

6.	A quorum at the Meeting shall be two persons present in person or by proxy and holding or representing Common Shares entitling such persons to not less than 5% of the votes entitled to be cast at such Meeting. If no quorum is present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a business day and, if such day is a non-business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Shareholders present in person or by proxy shall be a quorum for all purposes.

Conduct of Meeting

7.	The Chairman of the Meeting shall be any officer or director of Paramount.

8.	The only persons entitled to attend and speak at the Meeting shall be, respectively, the Shareholders and the Optionholders and their authorized representatives, together with Paramount’s directors and officers and its auditors and advisors, and the Executive Director.

Dissent Rights

9.	The registered holders of Common Shares are, subject to the provisions hereof and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

10.	In order to exercise such rights of dissent, a written objection to the Arrangement Resolution must be received by Paramount at or before the Meeting or by the Chairman of the Meeting at the Meeting and the Shareholders exercising such rights to dissent must comply with the requirements of Section 191 of the ABCA. The fair value of the Common Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Securityholders.

11.	To the extent the provisions of Section 191 of the ABCA are inconsistent with Section 3.1 of the Arrangement, the provisions of Section 3.1 shall apply.

12.	Notice to the Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Common Shares shall be good and sufficiently given by including information with respect thereto in the Information Circular to be sent to the Shareholders in accordance with paragraph 13 of this Order.

Notice

13.	The Notice of Special Meeting, Notice of Petition and Information Circular, substantially in the form set forth in Exhibit “B” to the Affidavit filed herein, with amendments thereto as counsel for Paramount may determine to be necessary or desirable (provided that such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting, to the Securityholders at the address for such holders as they appear in the records of Paramount, to the directors and auditors of Paramount, and to the Executive Director. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded. Such mailing shall constitute good and sufficient service of notice of the Petition, the Meeting and the hearing in respect of the Petition and no other form of service need be made or other material served on such persons.

14.	The accidental omission to give notice of the Meeting, or the non-receipt of such notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceedings taken at the Meeting.

15.	The mailing of the Notice of Special Meeting, Notice of Petition and Information Circular described in paragraph 13 of this Order, in accordance with the provisions of this Order shall constitute good and sufficient service in respect of the Petition upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and service of the Petition and the Affidavit is dispensed with, except for service thereof on the Executive Director.

Final Application

16.	Subject to further Order of this Court and provided that the Securityholders have approved the Arrangement and the directors of Paramount have not revoked such approval, Paramount may proceed with an application for approval of the Arrangement and the Final Order on March 29, 2005 at 9:30 a.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta.

17.	Any Securityholder or any other interested party desiring to appear and make submissions at the final application on March 29, 2005 is required to file with this Court and serve, upon Paramount, on or before 5:00 p.m. on March 24, 2005, a Notice of Intention to Appear including such party’s address for service in the Province of Alberta, together with any evidence or materials which such party intends to present to the Court. Service of such notice on Paramount shall be effected by service upon the solicitors for Paramount, Macleod Dixon LLP, 3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2, Attention: Steven H. Leitl.

18.	In the event that the application for final approval of the Arrangement on March 29, 2005 is adjourned, only those parties appearing before this Court for the final Application shall have notice of the adjourned date.

“S. J. LoVecchio”
J.C.Q.B.A.

ENTERED at Calgary, Alberta,

February 28, 2005.

“Kevin Hoschka”

Clerk of the Court

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 28th day of February, 2005

AMONG:

PARAMOUNT RESOURCES LTD., a corporation incorporated under the laws of Alberta (“Paramount”)

-and -

TRILOGY ENERGY TRUST, an open-ended unincorporated investment trust established under the laws of Alberta (the “Trust”)

-and -

TRILOGY HOLDING TRUST, an investment trust established under the laws of Alberta (“Holding Trust”)

-and -

TRILOGY ENERGY LTD., a corporation incorporated under the laws of Alberta (“General Partner”)

-and -

1155120 ALBERTA LTD., a corporation incorporated under the laws of Alberta (“Exchangeco”)

-and -

1136980 ALBERTA LTD., a corporation incorporated under the laws of Alberta (“PRL Subco”)

-and -

PARAMOUNT OIL & GAS LTD., a corporation incorporated under the laws of Alberta (“POG”)

WHEREAS Paramount intends to propose to its shareholders a reorganization, involving a series of transactions, which would result in Paramount’s shareholders receiving units of a new energy trust;

AND WHEREAS the parties hereto intend to carry out certain of the transactions contemplated herein by way of an arrangement involving Paramount and its shareholders and optionholders under Section 193 of the Business Corporations Act (Alberta);

AND WHEREAS the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

AND WHEREAS each of the parties to this Agreement has agreed to participate in and support such arrangement and related transactions;

NOW THEREFORE in consideration of the respective covenants and agreements of the parties set forth herein, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the schedule hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Arrangement” means an arrangement involving Paramount, its Shareholders and its Optionholders under the provisions of Section 193 of the ABCA on the terms and conditions set forth in the Plan of Arrangement;

“business day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Calgary, Alberta;

“Certification Deadline” means 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

“Common Shares” means the common shares in the capital of Paramount;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means Computershare Trust Company of Canada;

“Effective Date” means the date the Arrangement becomes effective under the ABCA;

“Effective Time” means the time at which articles of arrangement to give effect to the Arrangement are filed with the Registrar on the Effective Date;

“Exchangeco” means 1155210 Alberta Ltd., a corporation incorporated under the laws of Alberta, all of the common shares of which are owned by Paramount and all of the voting preferred shares of which are owned by POG;

“Excluded Shareholders” means the Substantial Shareholders and any “related party” of any of the Substantial Shareholders for the purposes of Rule 61-501 of the Ontario Securities Commission;

“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“General Partner” means Trilogy Energy Ltd., a corporation incorporated under the laws of Alberta, all of the shares of which are owned by the Trust;

“Holding Trust” means Trilogy Holding Trust, an investment trust established under the laws of Alberta, all of the units of which are owned by the Trust;

“Information Circular” means the information circular to be prepared by Paramount and forwarded as part of the proxy solicitation materials to Shareholders and Optionholders in respect of the Meeting;

“Interim Order” means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Meeting” means the special meeting of Shareholders and Optionholders to be held to consider the Arrangement, and any adjournments thereof;

“New Common Shares” means the Class A Common Shares of Paramount to be issued pursuant to the Arrangement;

“Paramount Options” means the outstanding stock options, whether or not vested, to acquire Common Shares;

“Optionholders” means the holders from time to time of Paramount Options;

“Paramount” means Paramount Resources Ltd., a corporation incorporated under the ABCA;

“Partnership” means the general partnership currently known as Summit Operating Partnership, the partners of which are Paramount and PRL Subco and which, prior to the Effective Time, is to become a limited partnership named Trilogy Energy LP;

“person” means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

“Plan of Arrangement” means the plan of arrangement attached hereto as Schedule 1;

“POG” means Paramount Oil & Gas Ltd., a corporation incorporated under the ABCA and controlled, directly or indirectly, by Clayton H. Riddell;

“PRL Subco” means 1136980 Alberta Ltd., a corporation incorporated under the laws of Alberta and a wholly-owned subsidiary of Paramount;

“Registrar” means the Registrar appointed under section 263 of the ABCA;

“Shareholders” means the holders from time to time of Common Shares;

“subsidiary” has the meaning ascribed to it in the ABCA;

“Substantial Shareholder” means a person who, at any time prior to the Certification Deadline, provides to Paramount: (a) evidence satisfactory to Paramount that the person, either alone or together with persons that are related with that person for purposes of the Tax Act, beneficially owns at that time 25% or more of the issued and outstanding Common Shares; (b) an undertaking satisfactory to Paramount that the person or the person and persons with whom the person is related for purposes of the Tax Act will continue to beneficially own 25% or more of the issued and outstanding Common Shares continuously up to and including the Effective Date; and (c) the share certificate(s) for the Common Shares beneficially owned by such person;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Trust” means the Trilogy Energy Trust, an open-ended unincorporated investment trust established under the laws of Alberta;

“Trust Spinout” means, collectively, the transactions contemplated by the Plan of Arrangement, including the Arrangement;

“Trust Unit” means a unit of the Trust issued by the Trust;

“TSX” means TSX Inc., carrying on business as the Toronto Stock Exchange; and

“X Shares” means the Class X Preferred Shares of Paramount to be issued pursuant to the Arrangement.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement and the schedule hereto and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4	Article References

Unless the contrary intention appears, references in this Agreement (excluding the Plan of Arrangement) to an article, section, subsection or paragraph by number or letter or both refer to the article, section, subsection or paragraph, respectively, bearing that designation in this Agreement (excluding the Plan of Arrangement).

1.5	Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6	Entire Agreement

This Agreement, together with the schedule attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

ARTICLE 2

THE ARRANGEMENT AND RELATED TRANSACTIONS

2.1	Arrangement

As soon as reasonably practicable, and subject to compliance with the terms and conditions contained herein, Paramount shall:

(a)	apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

(i)	forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(ii)	subject to obtaining Shareholder and Optionholder approval as contemplated in the Interim Order, forthwith file, proceed with and diligently prosecute an application to the Court for a Final Order; and

(b)	deliver to the Registrar articles of arrangement and such other documents as may be required to give effect to the Arrangement.

2.2	Interim Order

The Interim Order sought by Paramount shall provide that for the purpose of the Meeting:

(a)	the securities of Paramount for which the holders shall be entitled to vote on the Arrangement shall be the Common Shares and the Paramount Options;

(b)	the Shareholders shall be entitled to one vote for each Common Share held and the Optionholders shall be entitled to one vote for each Common Share issuable pursuant to the Paramount Options; and

(c)	the requisite majorities for the approval of the Arrangement by the Shareholders and Optionholders shall be:

(i)	two-thirds of the votes cast by the Shareholders and Optionholders present in person or by proxy at the Meeting voting together and not as separate classes; and

(ii)	the majority of the votes cast by the Shareholders present in person or by proxy at the Meeting, after excluding the votes attached to Common Shares that, to the knowledge of Paramount and its directors and senior officers, after reasonable inquiry, are beneficially owned or over which control or direction is exercised by the Excluded Shareholders.

2.3	Commitment to Effect

Subject to termination of this Agreement pursuant to Section 4.2, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Arrangement to become effective and the Trust Spinout to be completed on such date as Paramount may determine.

2.4	Conditions Precedent

The respective obligations of the parties to complete the transactions contemplated by this Agreement, and to file the articles of arrangement required to give effect to the Arrangement, shall be subject to the satisfaction of the following conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to Paramount;

(b)	the Arrangement shall have been approved by the Shareholders and Optionholders in accordance with the Interim Order;

(c)	the Final Order shall have been granted in form and substance satisfactory to Paramount;

(d)	the TSX shall have conditionally approved the listing of the New Common Shares and Trust Units issuable under the Arrangement, subject to compliance with the normal listing requirements of the TSX;

(e)	at the Effective Time, the X Shares shall be listed on the TSX;

(f)	all other material consents, orders and approvals, including any regulatory or judicial approvals or orders, that Paramount considers necessary to effect the Arrangement and complete the other transactions contemplated by this Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(g)	none of the consents, orders or approvals contemplated herein shall contain terms or conditions or require undertakings or security that are considered unsatisfactory or unacceptable by Paramount;

(h)	the actions contemplated by Section 2.5 shall have been taken to the satisfaction of Paramount;

(i)	Paramount’s existing senior credit facilities shall have been amended in a manner satisfactory to Paramount;

(j)	arrangements satisfactory to Paramount shall have been made for bank credit facilities for Holding Trust and/or the Partnership;

(k)	no order or decree restraining or enjoining the consummation of the Arrangement or any of the other transactions contemplated by this Agreement shall be enforced at the time for filing the articles of arrangement required to give effect to the Arrangement;

(l)	the board of directors of Paramount shall have determined to proceed with the Arrangement having considered the number of Common Shares in respect of which rights of dissent have been exercised pursuant to Section 3.1 of the Plan of Arrangement; and

(m)	this Agreement shall not have been terminated under Section 4.2 or otherwise.

2.5	Pre-arrangement Matters

Paramount shall take or cause to be taken all action necessary so that:

(a)	on a date prior to the Effective Date, all income of the Partnership is allocated and an amount equal to the working capital of the Partnership is distributed to the partners thereof;

(b)	after the date of distribution in subsection 2.5(a) but prior to the Effective Time, the Partnership is changed to a limited partnership governed by a limited partnership agreement as described in the Information Circular and having POG as its initial limited partner; and

(c)	at the Effective Time, the Partnership owns the assets as described in the Information Circular.

2.6	Merger of Conditions

The conditions set out in Section 2.4 shall be conclusively deemed to have been satisfied on the filing with the Registrar of the articles of arrangement required to give effect to the Arrangement.

ARTICLE 3

GENERAL REPRESENTATIONS, WARRANTIES & COVENANTS

3.1	Representations and Warranties

Each of the parties represents and warrants to each of the other parties that:

(a)	in the case of Paramount, Exchangeco, the General Partner, PRL Subco and POG, it is a corporation duly incorporated or amalgamated and validly subsisting under the laws of the Province of Alberta and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b)	in the case of the Trust and Holding Trust, it is a trust duly established under the laws of the Province of Alberta, and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(c)	this Agreement has been duly executed and delivered by it;

(d)	neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of:

(i)	any provision of its constating documents;

(ii)	any judgement, decree, order, law, statute, rule or regulation applicable to it; or

(iii)	any agreement or instrument to which it is a party or by which it is bound; and

(e)	no dissolution, winding up bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it.

3.2	Covenants

Each of the parties covenants with each of the other parties that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

3.3	Paramount Joint Elections

If any Shareholder requests Paramount to execute a joint election in prescribed form under section 85 of the Tax Act with respect to that Shareholder’s disposition of Common Shares for New Common Shares and X Shares pursuant to the Arrangement, Paramount shall comply with such request in the manner described in the Information Circular.

ARTICLE 4

AMENDMENT AND TERMINATION

4.1	Amendment

Subject to any mandatorily applicable restrictions under the ABCA or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the parties without further notice to or authorization on the part of the Shareholders or Optionholders, provided that any such amendment (other than the insertion of the specified amounts in Appendix I to the Plan of Arrangement) is brought to the attention of the Court before Court approval of the Final Order.

4.2	Termination

This Agreement may at any time before or after the holding of the Meeting, and before or after the granting of the Final Order, be terminated by direction of the board of directors of Paramount without further action on the part of the Shareholders or Optionholders, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the board of directors of Paramount to elect to terminate this Agreement and discontinue efforts to effect the Trust Spinout for whatever reason it may consider appropriate.

ARTICLE 5

GENERAL

5.1	Expenses

All expenses relating to the Trust Spinout shall be borne by the party to whom such expenses are reasonably attributable, as determined by Paramount. Following completion of the Trust Spinout, the Trust, Holding Trust and the General partner (on its own behalf and on behalf of the Limited Partnership) shall reimburse Paramount for any expenses paid by Paramount which are reasonably attributable to the Trust, Holding Trust, the General Partner or the Limited Partnership, as the case may be.

5.2	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

5.3	Assignment

No party may assign its rights or obligations under this Agreement.

5.4	Waiver

No waiver or release by any party shall be effective unless in writing signed by the party granting the same.

5.5	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract.

5.6	Liability of the Trusts

The parties hereto acknowledge that the trustee of each of the Trust and Holding Trust is entering into this agreement solely in its capacity as trustee on behalf of the Trust or Holding Trust, as the case may be, and the obligations of the Trust and Holding Trust hereunder shall be binding upon the trustee thereof only in such capacity, provided that recourse against the trustee in such capacity or against any holder of units thereof in any manner in respect of any indebtedness, obligation or liability of the trustee arising hereunder or arising in connection herewith or from the matters in which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, as the case may be, the Trust Fund as defined in the Trust Indenture or the Holding Trust’s Assets as defined in the Declaration of Trust of Holding Trust, each dated as of February 25, 2005, as amended from time to time.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

PARAMOUNT RESOURCES LTD.		TRILOGY ENERGY TRUST By its trustee, Computershare Trust Company
Per:	(Signed) James H. T. Riddell	of Canada

1155210 ALBERTA LTD.		Per:	(Signed) Jacqueline Spink

Per:	(Signed) Bernard K. Lee	Per:	(Signed) Dan Sander

1136980 ALBERTA LTD.		TRILOGY HOLDING TRUST By its trustee, The Canada Trust Company
Per:	(Signed) Bernard K. Lee

		Per:	(Signed) Robert Solis

PARAMOUNT OIL & GAS LTD.
		Per:	(Signed) Jill Carpenter

Per:	(Signed) James H. T. Riddell

TRILOGY ENERGY LTD.

		Per:	(Signed) Bernard K. Lee

SCHEDULE 1

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, the following terms have the following meanings:

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended;

“Adjusted Exercise Price” means, in relation to a Paramount Post-Arrangement Option, the exercise price of the Related Paramount Option less the related Holdco Option Price;

“Arrangement” means the arrangement involving Paramount, its Shareholders and its Optionholders under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement;

“Arrangement Agreement” means the agreement dated February 28, 2005 among Paramount, the Trust, Holding Trust, Exchangeco, the General Partner, PRL Subco, Holdco and POG with respect to this Plan of Arrangement, and all amendments thereto;

“Assigned Paramount Note Entitlement” means Paramount Partnership’s entitlement under the Paramount Note in relation to that portion of the principal amount thereof equal to the aggregate principal amount of the Paramount Unit Purchase Note and the Paramount Redemption Notes;

“Certificate of the Corporation” means a certificate of Paramount signed on its behalf by any two of its Chief Executive Officer, its President and Chief Operating Officer, its Chief Financial Officer and its Corporate Secretary, dated the Effective Date and provided to the parties to the Arrangement Agreement immediately prior to the Effective Time;

“Class A Units” means units of the Limited Partnership designated as Class A Units;

“Certification Deadline” means 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

“Common Shares” means the common shares in the capital of Paramount;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means Computershare Trust Company of Canada;

“Dissenting Shareholders” means registered Shareholders who exercise the rights of dissent provided to them under the Interim Order and have not, prior to the Effective Time, withdrawn their dissents;

“Dissenting Shares” means the Common Shares in respect of which all rights of dissent are exercised as provided in section 3.1 and not withdrawn prior to the Effective Time, such number of shares being conclusively evidenced by a Certificate of the Corporation;

“Distribution Note” means a demand promissory note of the Limited Partnership in the principal amount equal to the aggregate principal amount of the Paramount Unit Purchase Note, the Paramount Redemption Notes and the Exchangeco Unit Purchase Note and bearing interest at the rate of 9% per annum;

“Effective Date” means the date the Arrangement is effective under the ABCA;

“Effective Time” means the time at which the articles of arrangement to give effect to the Arrangement are filed with the Registrar on the Effective Date;

“Exchange Number” means the number obtained by subtracting the number of Substantial Shareholder Shares and Dissenting Shares from the number of Common Shares outstanding on the Effective Date;

“Exchangeco” means 1155120 Alberta Ltd., a corporation incorporated under the ABCA;

“Exchangeco Unit Purchase Note” means a non-interest bearing demand promissory note of Exchangeco in the principal amount equal to the product of the number of Trust Units transferred to Exchangeco pursuant to subsection 2.2(b) and the Trust Unit Fair Market Value;

“Final Order” means the final order of the Court approving the Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“General Partner” means Trilogy Energy Ltd., a corporation incorporated under the ABCA;

“GP Interest Purchase Price” means the estimated fair market value on the Effective Date of PRL Subco’s general partnership interest in the Limited Partnership, which amount shall be determined by the board of directors of Paramount in good faith and in its sole discretion on or prior to the Effective Date and shall conclusively be as set forth in a Certificate of the Corporation;

“Holdco” means 1152807 Alberta Ltd., a corporation incorporated under the ABCA;

“Holdco Options” means options to acquire Holdco Shares owned by Paramount, which options are issued by Paramount in partial replacement of Paramount Options pursuant to subsection 2.2(r) and have the terms and conditions described in the Information Circular;

“Holdco Option Price” means, in relation to a Holdco Option, the price obtained by multiplying the exercise price of the Related Paramount Option by the quotient obtained by dividing the Trust Unit WATP by the sum of (i) the Trust Unit WATP and (ii) the New Common Share WATP, and rounding up to the nearest whole cent;

“Holdco Shares” means common shares of Holdco;

“Holding Trust” means Trilogy Holding Trust, an investment trust established under the laws of Alberta;

“Holding Trust Note Indenture” means the note indenture made between Holding Trust and Computershare Trust Company of Canada governing the issuance of the Notes;

“Information Circular” means the information circular prepared by Paramount and forwarded as part of the proxy solicitation materials to Shareholders and Optionholders in respect of the Meeting;

“Initial Trust Units” means that number of Trust Units determined by multiplying (i) the number of Common Shares outstanding on the Effective Date less the number of Dissenting Shares, by (ii) 1.2345679012, and rounding up to the nearest whole number of Trust Units;

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Letter of Transmittal” means the letter of transmittal accompanying the Information Circular sent to Shareholders;

“Limited Partnership” means Trilogy Energy LP, a limited partnership formed under the laws of Alberta which owns the assets referred to in the Information Circular as the Spinout Assets;

“LP Agreement” means the amended and restated limited partnership agreement for the Limited Partnership;

“LP Note” means a demand promissory note of the Limited Partnership in the principal amount of $190 million and bearing interest at the rate of 9% per annum;

“LP Units” means limited partnership units of the Limited Partnership designated as Class B Units;

“Meeting” means the special meeting of Shareholders and Optionholders to be held to consider the Arrangement, and any adjournment thereof;

“New Common Shares” means the Class A Common Shares of Paramount as described in Appendix I;

“New Common Share WATP” means the Weighted Average Trading Price of a New Common Share for the first three trading days on which the New Common Shares are traded on the TSX;

“Optionholders” means the holders of Paramount Options;

“Option Shares” means, in relation to a Paramount Option, the Common Shares which the Optionholder is entitled to acquire upon exercise of the Paramount Option;

“Paramount” means Paramount Resources Ltd., a corporation incorporated under the ABCA;

“Paramount Note” means the existing demand promissory note of Paramount in favour of Paramount Partnership in the principal amount of $1.5 billion;

“Paramount Option Plan” means the stock option plan of Paramount as described in the Information Circular;

“Paramount Options” means the outstanding stock options, whether or not vested, to acquire Common Shares;

“Paramount Partnership” means Paramount Resources, a general partnership formed under the laws of Alberta, the managing general partner of which is Paramount;

“Paramount Post-Arrangement Options” means options to acquire New Common Shares, which options are issued by Paramount in partial replacement of Paramount Options pursuant to subsection 2.2(r) and have the terms and conditions described in the Information Circular;

“Paramount Redemption Notes” means, collectively, Paramount Redemption Note 1 and Paramount Redemption Note 2;

“Paramount Redemption Note 1” means a demand promissory note of Paramount in the principal amount determined by Paramount on or before the Effective Date and set forth in a Certificate of the Corporation (which shall not exceed the Z Shares Aggregate Redemption Amount less $1.00) and bearing interest at a rate of 8 1/2% per annum;

“Paramount Redemption Note 2” means a non-interest bearing demand promissory note of Paramount in the principal amount equal to the Z Shares Aggregate Redemption Amount less the principal amount of Paramount Redemption Note 1;

“Paramount Unit Purchase Note” means a demand promissory note of Paramount in the principal amount equal to the product of the number of Retained Trust Units and the Trust Unit Fair Market Value and bearing interest at the rate of 8 1/2% per annum;

“POG” means Paramount Oil & Gas Ltd., a corporation incorporated under the ABCA;

“PRL Subco” means 1136980 Alberta Ltd., a corporation incorporated under the ABCA;

“Registrar” means the Registrar appointed under section 263 of the ABCA;

“Related Paramount Option” means, in relation to a Holdco Option or a Paramount Post-Arrangement Option, the Paramount Option in respect of which the Holdco Option or Paramount Post-Arrangement Option is issued pursuant to subsection 2.2(r);

“Retained Trust Units” means the number of Trust Units (rounded to the nearest whole number) equal to 19% of the Initial Trust Units;

“Series 1 Notes” means the Series 1 unsecured subordinated demand notes of Holding Trust issuable under the Holding Trust Note Indenture;

“Shareholders” means the holders of Common Shares;

“Substantial Shareholder” means a person who, at any time prior to the Certification Deadline, provides to Paramount: (a) evidence satisfactory to Paramount that the person, either alone or together with persons that are related to that person for purposes of the Tax Act, beneficially owns at that time 25% or more of the issued and outstanding Common Shares; (b) an undertaking satisfactory to Paramount that the person or the person and persons with whom the person is related for purposes of the Tax Act will continue to beneficially own 25% or more of the issued and outstanding Common Shares continuously up to and including the Effective Date; and (c) the share certificate(s) for the Common Shares beneficially owned by such person;

“Substantial Shareholder Shares” means the Common Shares beneficially owned by the Substantial Shareholders at the Certification Deadline in respect of which share certificates have been provided to Paramount prior to the Certification Deadline and which continue to be beneficially owned by the Substantial Shareholders on the Effective Date;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Trust” means Trilogy Energy Trust, an open-end unincorporated investment trust established under the laws of Alberta;

“Trust Unit” means a unit of the Trust issued by the Trust;

“Trust Unit Aggregate Fair Market Value” means the amount obtained by multiplying the number of Trust Units issued pursuant to subsection 2.2(a) by the Trust Unit Fair Market Value;

“Trust Unit Fair Market Value” means the estimated fair market value of a Trust Unit immediately following completion of the Arrangement, which amount shall be determined by the board of directors of Paramount, in good faith and in its sole discretion, on or prior to the Effective Date, such amount to be conclusively as set forth in a Certificate of the Corporation;

“Trust Unit WATP” means the Weighted Average Trading Price of a Trust Unit for the first three trading days on which the Trust Units are traded on the TSX;

“TSX” means TSX Inc., carrying on business as the Toronto Stock Exchange;

“Weighted Average Trading Price”, in relation to any securities, shall be determined by dividing (i) the aggregate dollar trading value of all such securities sold on the TSX over the specified trading period by (ii) the total number of such securities sold on such stock exchange during such period;

“X Shares” means the Class X Preferred Shares of Paramount as described in Appendix I;

“Z Shares” means the Class Z Preferred Shares of Paramount as described in Appendix I; and

“Z Shares Aggregate Redemption Amount” means the product of the Trust Unit Fair Market Value and the number of Z Shares issued pursuant to subsection 2.2(f).

1.2	Substantial Shareholders

The Substantial Shareholders and the Substantial Shareholder Shares shall conclusively be considered to be as set forth in a Certificate of the Corporation.

1.3	Number of Common Shares

For purposes of determining the number of Common Shares outstanding on the Effective Date, that number shall conclusively be considered to be the number set forth in a certificate or letter of Paramount’s registrar and transfer agent on that date.

1.4   Sections and Headings

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.5   Number, Gender and Persons

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6   Currency

All references in this Plan of Arrangements to sums of money are expressed in lawful money of Canada.

1.7   Appendices

The following Appendix is attached to this Plan of Arrangement and forms part hereof:

       Appendix I — Share Provisions

ARTICLE 2

THE ARRANGEMENT

2.1   Arrangement Agreement

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement.

2.2   Arrangement and Related Transactions

At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following order, except as otherwise indicated. To the extent that such transactions involve Paramount or any securities (including promissory notes) thereof, such transactions shall occur without any further act or formality pursuant to section 193 of the ABCA. All other transactions shall occur by means of the relevant parties taking the appropriate action to effect such transactions at the Effective Time.

            Issuance of Initial Trust Units

(a)	The Trust shall issue to Holding Trust the Initial Trust Units in consideration for the issue to the Trust by Holding Trust of a Series 1 Note in the principal amount equal to the Trust Unit Aggregate Fair Market Value;

            Transfer of Trust Units to Exchangeco and Paramount

(b)	Holding Trust shall transfer to Exchangeco that number of Trust Units equal to the Exchange Number in consideration for the issue to Holding Trust by Exchangeco of the Exchangeco Unit Purchase Note;

(c)	Holding Trust shall transfer to Paramount the Retained Trust Units in consideration for the issue to Holding Trust by Paramount of the Paramount Unit Purchase Note;

            Amendment of Paramount Share Capital

(d)	the articles of Paramount shall be amended to create three new classes of shares, consisting of an unlimited number of Class A Common Shares, an unlimited number of Class X Preferred Shares and an unlimited number of Class Z Preferred Shares having the share provisions set forth in Appendix I;

            Exchanges of Common Shares for New Common Shares and Preferred Shares

(e)	all of the issued and outstanding Common Shares other than the Substantial Shareholder Shares and Dissenting Shares shall be, and shall be deemed to be, transferred to Paramount in exchange for the issuance to the holders of such Common Shares of New Common Shares and X Shares on the basis of one New Common Share and one X Share for each Common Share so transferred to Paramount, whereupon the Common Shares to which this subsection 2.2(e) applies shall be cancelled, and in connection therewith:

(i)	the aggregate stated capital for the New Common Shares so issued shall be an amount equal to the aggregate stated capital of the Common Shares so transferred less $1.00; and

(ii)	the aggregate stated capital for the X Shares so issued shall be $1.00;

(f)	at the same time as the transaction in subsection 2.2(e), the Substantial Shareholder Shares shall be, and shall be deemed to be, transferred to Paramount in exchange for the issuance to the Substantial Shareholders of New Common Shares and Z Shares, on the basis of one New Common Share and one Z Share for each Common Share so transferred to Paramount, whereupon the Substantial Shareholder Shares shall be cancelled, and in connection therewith:

(i)	the aggregate stated capital for the New Common Shares so issued shall be an amount equal to the aggregate stated capital of the Common Shares so transferred less the amount of the aggregate stated capital for the Z Shares; and

(ii)	the stated capital for each Z Share so issued shall be $0.50;

            Redemption of Z Shares for Notes

(g)	all of the issued and outstanding Z Shares (held by the Substantial Shareholders) shall be, and shall be deemed to be, redeemed by Paramount for an aggregate redemption amount equal to the Z Shares Aggregate Redemption Amount, with payment of such aggregate redemption amount to be effected by:

(i)	Paramount first issuing Paramount Redemption Note 1 to the Substantial Shareholders (in undivided interests, if necessary); and

(ii)	Paramount then issuing Paramount Redemption Note 2 to the Substantial Shareholders (in undivided interests, if necessary);

             whereupon all of the Z Shares shall be cancelled;

            Exchanges of Shares and Notes for Trust Units

(h)	at the same time as the redemption in subsection 2.2(g), all of the issued and outstanding X Shares issued pursuant to subsection 2.2(e) (and held by former holders of Common Shares other than the Substantial Shareholders and Dissenting Shareholders) shall be, and shall be deemed to be, transferred to Exchangeco for Trust Units on the basis of one Trust Unit for each X Share so transferred to Exchangeco;

(i)	the Paramount Redemption Notes (held by the Substantial Shareholders) shall be, and shall be deemed to be, transferred and assigned to Holding Trust in exchange for that number of Trust Units equal to the number of Substantial Shareholder Shares previously held by the Substantial Shareholders;

            Holding Trust Acquisition of Limited Partnership Interest

(j)	Holding Trust shall subscribe for (i) that number of Class A Units which, upon issuance, will represent 90% of the outstanding Class A Units (with the other 10% of the Class A Units being held by the General Partner) and (ii) that number of LP Units equal to the number of Initial Trust Units, in consideration for the assignment to the Limited Partnership of the Exchangeco Unit Purchase Note, the Paramount Unit Purchase Note and the Paramount Redemption Notes, whereupon Holding Trust shall become a limited partner of the Limited Partnership;

(k)	the Limited Partnership shall repurchase the initial limited partnership unit owned by POG in accordance with the LP Agreement, whereupon POG shall cease to be a limited partner of the Limited Partnership;

(l)	the Limited Partnership shall assign the Paramount Unit Purchase Note and the Paramount Redemption Notes to Paramount Partnership in exchange for the assignment by Paramount Partnership to the Limited Partnership of the Assigned Paramount Note Entitlement;

            General Partner of the Limited Partnership

(m)	the Limited Partnership shall, in accordance with the LP Agreement, issue to Paramount the Distribution Note and the LP Note, as a distribution in full satisfaction of Paramount’s general partnership interest in the Limited Partnership, whereupon Paramount shall cease to be a partner of the Limited Partnership;

(n)	the obligations of the Limited Partnership to Paramount under the Distribution Note shall be satisfied in full by (i) setting off the obligations of Paramount to the Limited Partnership under the Assigned Paramount Note Entitlement and (ii) the Limited Partnership assigning the Exchangeco Unit Purchase Note to Paramount, whereupon the Distribution Note shall be cancelled;

(o)	PRL Subco shall transfer its general partnership interest in the Limited Partnership to the General Partner in consideration for the GP Interest Purchase Price, payable by the assumption by the General Partner of debt owing by PRL Subco to the Limited Partnership in an amount equal to the GP Interest Purchase Price and, in the event the GP Interest Purchase Price exceeds the amount of debt owing by PRL Subco to the Limited Partnership, the balance shall be paid in cash;

            Transfer of Exchangeco Shares

(p)	POG shall transfer to Paramount all of the issued and outstanding shares of Exchangeco owned by POG (being voting preference shares) for $100;

            Options

(q)	Paramount shall transfer to Holdco that number of Trust Units equal to the number of Common Shares issuable pursuant to Paramount Options outstanding on the Effective Date, as conclusively evidenced by a Certificate of the Corporation, as consideration for the subscription for an equivalent number of Common Shares of Holdco, and Holdco shall issue such Common Shares to Paramount;

(r)	all of the Paramount Options shall be cancelled and Paramount Post-Arrangement Options and Holdco Options shall be issued to the holders of the Paramount Options so cancelled, on the basis that for each Paramount Option so cancelled, the Optionholder shall receive:

(i)	a Holdco Option to purchase the same number of Holdco Shares as the aggregate number of Option Shares under the Related Paramount Option, at an exercise price per Holdco Share equal to the Holdco Option Price and having the same vesting dates and expiry date as the Related Paramount

Option; the Holdco Options shall not be issued under, and shall not be subject to, the Paramount Option Plan; and

(ii)	a Paramount Post-Arrangement Option to purchase the same number of New Common Shares as the aggregate number of Option Shares under the Related Paramount Option, at an exercise price per New Common Share equal to the Adjusted Exercise Price, having the same vesting dates and expiry date and otherwise having identical provisions to the Related Paramount Option, provided that the termination provisions shall be as described in the Information Circular; notwithstanding that the Paramount Options shall have been cancelled, the Paramount Option Plan shall apply to all Paramount Post-Arrangement Options and, from and after the Effective Time, all references in the Paramount Option Plan to Common Shares shall be deemed to refer to New Common Shares; and

            Further Amendment of Paramount Articles

(s)	the articles of Paramount shall be amended to remove the Common Shares from the authorized classes of shares of Paramount.

2.3   Effect of Exchanges

As a result of the exchanges of Common Shares, New Common Shares and Trust Units to which section 2.2 applies:

(a)	each Shareholder shall cease to be a holder of Common Shares and such holder’s name shall be removed from the register of holders of Common Shares as of the Effective Date;

(b)	each Shareholder whose Common Shares are exchanged shall be a holder of the number of New Common Shares and Trust Units to which such holder is entitled as a result of such exchanges and such holder’s name shall be added to the registers of holders of New Common Shares and Trust Units as of the Effective Date.

ARTICLE 3

RIGHTS OF DISSENT

3.1   Rights of Dissent

Each registered Shareholder shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a Common Shareholder and shall only be entitled to be paid the fair value of the holder’s Common Shares. A Dissenting Shareholder shall be deemed to have transferred the holder’s Common Shares to Paramount for cancellation as of the Effective Time and such shares shall be deemed to have no longer been issued and outstanding as of the Effective Time. Notwithstanding subsection (19) of section 191 of the ABCA, a Dissenting Shareholder shall not be entitled to withdraw the shareholder’s notice of objection in the circumstances contemplated therein. In no event shall Paramount be required to recognize a Dissenting Shareholder as a shareholder of Paramount after the Effective Time and the names of such holders shall be removed from the register of shareholders as at the Effective Time.

ARTICLE 4

SHARE AND UNIT CERTIFICATES

4.1   Rights of Shareholders

After the Effective Time, certificates formerly representing Common Shares exchanged under the Arrangement shall represent only the right to receive certificates representing the New Common Shares and Trust Units which the former holder of such Common Shares is entitled to receive pursuant to Article 2, subject to compliance with the requirements set forth in this Article 4.

4.2   Transmittal

Paramount and the Trust shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Shareholder of Common Shares exchanged under the Arrangement of a duly completed Letter of Transmittal and the certificates representing such Common Shares, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)	if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of New Common Shares and Trust Units issued or transferred to such holder under the Arrangement.

4.3   New Options

After the Effective Time, the Option Agreements for the Paramount Options surrendered pursuant to subsection 2.2(r) shall be of no force or effect and, as soon as practical after the Effective Date:

(a)	Paramount shall provide to each of the former holders of Paramount Options a written option agreement for the Holdco Option issued to pursuant to subsection 2.2(r)(i); and

(b)	Paramount shall provide to each of the former holders of Paramount Options a written option agreement for the Paramount Post-Arrangement Options issued pursuant subsection 2.2(r)(ii).

APPENDIX I

TO PLAN OF ARRANGEMENT

SHARE PROVISIONS

1.    CLASS A COMMON SHARES

       The Class A Common Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

1.1   Voting Rights

       The holders of the Class A Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall be entitled to one (1) vote in respect of each Class A Common Share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series at such meeting; provided that if the Corporation fails to pay the full amount of any dividend declared by the board of directors of the Corporation on the Class A Common Shares on the date specified for payment of such dividend, then, for so long as any dividends remain in arrears on the Class A Common Shares, the holders of the Class A Common Shares shall be entitled to two (2) votes in respect of each Class A Common Share held at all meetings of the shareholders of the Corporation.

1.2   Dividends

       Subject to the rights of the holders of any shares of the Corporation ranking senior to the Class A Common Shares, the holders of the Class A Common Shares shall be entitled to receive such dividends as the directors of the Corporation may, in their discretion, declare thereon.

1.3   Liquidation, Dissolution or Winding-Up

       Subject to the rights of the holders of any shares of the Corporation ranking senior to the Class A Common Shares, the holders of the Class A Common Shares shall be entitled to share equally, share for share, in the remaining property of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

2.    CLASS X PREFERRED SHARES

       The Class X Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

2.1   Definitions

       “X Share Redemption Amount” and “X Share Retraction Amount” for each Class X Preferred Share is equal to $       ●       . [Note: The dollar amount to be inserted in this Section 2.1 will be the same amount as the Trust Unit Fair Market Value, as such term is defined in the Plan of Arrangement, which amount will be inserted in these share provisions immediately prior to the filing of the articles of arrangement to which these share provisions will be attached.]

2.2   Voting Rights

       Subject to the Business Corporations Act (Alberta), holders of the Class X Preferred Shares shall not be entitled to receive notice of, attend or vote at any meetings of the shareholders of the Corporation.

2.3   Dividends

(a)	Holders of the Class X Preferred Shares, in parity with the holders of the Class Z Preferred Shares, shall be entitled to receive in priority to any other shares of the Corporation, if, as and when declared thereon by the board of directors of the Corporation, a non-cumulative preferential dividend in the amount (if any) declared by the board of directors of the Corporation. For greater certainty, if the Corporation pays any dividend on the Class X Preferred Shares then, contemporaneously therewith, the Corporation shall pay an identical dividend, on a per share basis, on the Class Z Preferred Shares.

(b)	No dividends shall be declared or paid in any year on any other shares of the Corporation unless all dividends which shall have been declared and which remain unpaid on the Class X Preferred Shares then issued and outstanding shall have been paid or provided for at the date of such declaration or payment.

(c)	The rights of the holders of the Class X Preferred Shares to dividends in any year shall be limited to the non-cumulative, preferential dividend specified in this section 2.3.

2.4   Liquidation, Dissolution or Winding-Up

       In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, holders of the Class X Preferred Shares shall be entitled, subject to the preferences accorded to the holders of the Class Z Preferred Shares, to payment of an amount, for each Class X Preferred Share, equal to the X Share Redemption Amount together with all accrued and unpaid dividends thereon in priority to any other shares of the Corporation other than the Class Z Preferred Shares and all such amounts shall be paid to the holders of the Class X Preferred Shares before any amounts are paid to the holders of any other shares of the Corporation other than the Class Z Preferred Shares. After the Corporation has satisfied its obligations to pay the holders of the Class X Preferred Shares the X Share Redemption Amount per Class X Preferred Share together with all accrued and unpaid dividends thereon pursuant to this section 2.4, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

2.5   Redemption by the Corporation

(a)	Subject to the Business Corporations Act (Alberta), the Corporation may, upon giving notice or upon the waiver of such notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Class X Preferred Shares on payment or deposit (in accordance with section 2.5(d)) of the X Share Redemption Amount together with all accrued and unpaid dividends thereon for each Class X Preferred Share to be redeemed. If part only of the Class X Preferred Shares is to be redeemed, the board of directors of the Corporation may select the Class X Preferred Shares to be redeemed (i) by lot; (ii) on a pro rata basis; or (iii) in such other manner as the board of directors of the Corporation may in its discretion select. If part only of the Class X Preferred Shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(b)	In the case of a redemption of Class X Preferred Shares, the Corporation shall give notice in writing of the intention of the Corporation to redeem such shares (unless notice is waived in any manner by the holder of the Class X Preferred Shares called for redemption) at least 21 days before the date specified for redemption (the date specified for redemption referred to herein as the “Class X Redemption Date”) to each person who at the date of mailing is a holder of Class X Preferred Shares to be redeemed, provided that accidental failure to give such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the X Share Redemption Amount per Class X Preferred Share together with all accrued and unpaid dividends thereon, the Class X Redemption Date, and, if part only of the Class X Preferred Shares held by the person to whom it is addressed is to be redeemed, the number thereof to be redeemed.

(c)	Subject to the Business Corporations Act (Alberta), the Corporation shall pay to the holder of the Class X Preferred Shares to be redeemed the X Share Redemption Amount of each such share together with all accrued and unpaid dividends thereon on or after the Class X Redemption Date, provided that such holder has presented and surrendered to the Corporation the certificates representing the Class X Preferred Shares so called for redemption. On the Class X Redemption Date, the Corporation shall pay or cause to be paid the X Share Redemption Amount together with all accrued and unpaid dividends thereon to or to the order of the holders of the Class X Preferred Shares to be redeemed by the Corporation and such payment shall be made in cash, promissory notes or other forms of property and if made in cash, payment shall be made by cheque payable at par in Canadian funds at any branch of the Corporation’s bankers. The redemption of the Class X Preferred Shares to be redeemed shall be deemed to have taken place on the Class X Redemption Date. On the Class X Redemption Date, the Corporation shall adjust its securities register to show that such Class X Preferred Shares have been redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the X Share Redemption Amount per Class X Preferred Share together with all accrued and unpaid dividends thereon.

(d)	From and after the Class X Redemption Date, the holders of any such Class X Preferred Shares to be redeemed shall not be entitled to exercise any of the rights of the holders of the Class X Preferred Shares in respect thereof unless payment of the X Share Redemption Amount per Class X Preferred Share together with all accrued and unpaid dividends thereon shall not be made in accordance with the foregoing provisions, in which event the rights of the holders of such Class X Preferred Shares shall remain unaffected.

2.6   Retraction by the Holder

(a)	A holder of Class X Preferred Shares shall be entitled to require the Corporation to redeem at any time, upon giving notice as hereinafter provided, all or any number of the Class X Preferred Shares registered in the name of such holder on the books of the Corporation at a redemption price equal to the X Share Retraction Amount together with all accrued and unpaid dividends thereon (less the amount of any tax which the Corporation is required to and does withhold therefrom).

(b)	A holder of Class X Preferred Shares exercising his option to have the Corporation redeem shall give notice to the Corporation, which notice shall set out the date (the “Class X Retraction Date”) on which the Corporation is to redeem the Class X Preferred Shares specified in the notice, which date shall not be less than 10 days nor more than 30 days from the date of the notice and if the holder desires to have less than all of the Class X Preferred Shares registered in the holder’s name redeemed by the Corporation, the number of the holder’s shares to be redeemed. The holder of Class X Preferred Shares may, with the consent of the Corporation, revoke such notice prior to the Class X Retraction Date.

(c)	Upon delivery to the Corporation of a share certificate or certificates representing the Class X Preferred Shares which the holder desires to have the Corporation redeem, the Corporation shall on the Class X Retraction Date, to the extent permitted by applicable law, redeem such Class X Preferred Shares by paying to the holder the X Share Retraction Amount therefor together with all accrued and unpaid dividends thereon.

(d)	Upon payment of the X Share Retraction Amount of the Class X Preferred Shares so redeemed by the Corporation together with all accrued and unpaid dividends thereon, the holders thereof shall cease to be entitled to dividends or to exercise any rights of the holders in respect thereof.

(e)	If the redemption by the Corporation on any Class X Retraction Date of all Class X Preferred Shares to be redeemed on such date would be contrary to applicable law, the Corporation shall be obligated to redeem only the maximum number of Class X Preferred Shares (rounded to the next lower multiple of 100 shares) which the Corporation determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Class X Preferred Shares required by each such holder to be redeemed by the Corporation and the Corporation shall issue new certificates representing the Class X Preferred Shares not redeemed by the Corporation and the Corporation shall redeem at the end of each calendar quarter thereafter the maximum number of such Class X Preferred Shares as would then not be contrary to applicable law.

2.7   Amount Specified

       For the purposes of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Class X Preferred Share is equal to $       ●       . [Note: The dollar amount to be inserted in this Section 2.7 will be the same amount as the X Share Redemption Amount and the X Share Retraction Amount.]

3.    CLASS Z PREFERRED SHARES

       The Class Z Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

3.1   Definitions

       “Z Share Redemption Amount” and “Z Share Retraction Amount” for each Class Z Preferred Share is equal to $       ●       . [Note: The dollar amount to be inserted in this Section 3.1 will be the same amount as the Trust Unit Fair Market Value, as such term is defined in the Plan of Arrangement, which will be inserted in these share provisions immediately prior to the filing of the articles of arrangement to which these share provisions will be attached.]

3.2   Voting Rights

       Subject to the Business Corporations Act (Alberta), holders of the Class Z Preferred Shares shall not be entitled to receive notice of, attend or vote at any meetings of the shareholders of the Corporation.

3.3   Dividends

(a)	Holders of the Class Z Preferred Shares, in parity with the holders of the Class X Preferred Shares, shall be entitled to receive in priority to any other shares of the Corporation, if, as and when declared thereon by the board of directors of the Corporation, a non-cumulative preferential dividend in the amount (if any) declared by the board of directors of the Corporation. For greater certainty, if the Corporation pays any dividend on the Class Z Preferred Shares then, contemporaneously therewith, the Corporation shall pay an identical dividend, on a per share basis, on the Class X Preferred Shares.

(b)	No dividends shall be declared or paid in any year on any other shares of the Corporation unless all dividends which shall have been declared and which remain unpaid on the Class Z Preferred Shares then issued and outstanding shall have been paid or provided for at the date of such declaration or payment.

(c)	The rights of the holders of the Class Z Preferred Shares to dividends in any year shall be limited to the non-cumulative, preferential dividend specified in this section 3.3.

3.4   Liquidation, Dissolution or Winding-Up

       In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, holders of the Class Z Preferred Shares shall be entitled to payment of an amount, for each Class Z Preferred Share, equal to the Z Share Redemption Amount together with all accrued and unpaid dividends thereon in priority to any other shares of the Corporation and all such amounts shall be paid to the holders of the Class Z Preferred Shares before any amounts are paid to the holders of any other shares of the Corporation. After the Corporation has satisfied its obligations to pay the holders of the Class Z Preferred Shares the Z Share Redemption Amount per Class Z Preferred Share together with all accrued and unpaid dividends thereon pursuant to this section 3.4, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

3.5   Redemption by the Corporation

(a)	Subject to the Business Corporations Act (Alberta), the Corporation may, upon giving notice or upon the waiver of such notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Class Z Preferred Shares on payment or deposit (in accordance with section 3.5(d)) of the Z Share Redemption Amount together with all accrued and unpaid dividends thereon for each Class Z Preferred Share to be redeemed. If part only of the Class Z Preferred Shares is to be redeemed, the board of directors of the Corporation may select the Class Z Preferred Shares to be redeemed (i) by lot; (ii) on a pro rata basis; or (iii) in such other manner as the board of directors of the Corporation may in its discretion select. If part only of the Class Z Preferred Shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(b)	In the case of a redemption of Class Z Preferred Shares, the Corporation shall give notice in writing of the intention of the Corporation to redeem such shares (unless notice is waived in any manner by the holder of the Class Z Preferred Shares called for redemption) at least 21 days before the date specified for redemption (the date specified for redemption referred to herein as the “Class Z Redemption Date”) to each person who at the date of mailing is a holder of Class Z Preferred Shares to be redeemed, provided that accidental failure to give such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Z Share Redemption Amount per Class Z Preferred Share together with all accrued and unpaid dividends thereon, the Class Z Redemption Date and, if part only of the Class Z Preferred Shares held by the person to whom it is addressed is to be redeemed, the number thereof to be redeemed.

(c)	Subject to the Business Corporations Act (Alberta), the Corporation shall pay to the holder of the Class Z Preferred Shares to be redeemed the Z Share Redemption Amount of each such share together with all accrued and unpaid dividends thereon on or after the Class Z Redemption Date, provided that such holder has presented and surrendered to the Corporation the certificates representing the Class Z Preferred Shares so called for redemption. On the Class Z Redemption Date, the Corporation shall pay or cause to be paid the Z Share Redemption Amount together with all accrued and unpaid dividends thereon to or to the order of the holders of the Class Z Preferred Shares to be redeemed by the Corporation and such payment shall be made in cash, promissory notes or other forms of property and if made in cash, payment shall be made by cheque payable at par in Canadian funds at any branch of the Corporation’s bankers. The redemption of the Class Z Preferred Shares to be redeemed shall be deemed to have taken place on the Class Z Redemption Date. On the Class Z Redemption Date, the Corporation shall adjust its securities register to show that such Class Z Preferred Shares have been redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Z Share Redemption Amount per Class Z Preferred Share together with all accrued and unpaid dividends thereon.

(d)	From and after the Class Z Redemption Date, the holders of any such Class Z Preferred Shares to be redeemed shall not be entitled to exercise any of the rights of the holders of the Class Z Preferred Shares in respect thereof unless payment of the Z Share Redemption Amount per Class Z Preferred Share together with all accrued and unpaid dividends thereon shall not be made in accordance with the foregoing provisions, in which event the rights of the holders of such Class Z Preferred Shares shall remain unaffected.

3.6   Retraction by the Holder

(a)	A holder of Class Z Preferred Shares shall be entitled to require the Corporation to redeem at any time, upon giving notice as hereinafter provided, all or any number of the Class Z Preferred Shares registered in the name of such holder on the books of the Corporation at a redemption price equal to the Z Share Retraction Amount together with all accrued and unpaid dividends thereon (less the amount of any tax which the Corporation is required to and does withhold therefrom).

(b)	A holder of Class Z Preferred Shares exercising his option to have the Corporation redeem shall give notice to the Corporation, which notice shall set out the date (the “Class Z Retraction Date”) on which the Corporation is to redeem the Class Z Preferred Shares specified in the notice, which date shall not be less than 10 days nor more than 30 days from the date of the notice and if the holder desires to have less than all of the Class Z Preferred Shares registered in the holder’s name redeemed by the Corporation, the number of the holder’s shares to be redeemed. The holder of Class Z Preferred Shares may, with the consent of the Corporation, revoke such notice prior to the Class Z Retraction Date.

(c)	Upon delivery to the Corporation of a share certificate or certificates representing the Class Z Preferred Shares which the holder desires to have the Corporation redeem, the Corporation shall on the Class Z Retraction Date, to the extent permitted by applicable law, redeem such Class Z Preferred Shares by paying to the holder the Z Share Retraction Amount therefor together with all accrued and unpaid dividends thereon.

(d)	Upon payment of the Z Share Retraction Amount of the Class Z Preferred Shares so redeemed by the Corporation together with all accrued and unpaid dividends thereon, the holders thereof shall cease to be entitled to dividends or to exercise any rights of the holders in respect thereof.

(e)	If the redemption by the Corporation on any Class Z Retraction Date of all Class Z Preferred Shares to be redeemed on such date would be contrary to applicable law, the Corporation shall be obligated to redeem only the maximum number of Class Z Preferred Shares (rounded to the next lower multiple of 100 shares) which the Corporation determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Class Z Preferred Shares required by each such holder to be redeemed by the Corporation and the Corporation shall issue new certificates representing the Class Z Preferred Shares not redeemed by the Corporation and the Corporation shall redeem at the end of each calendar quarter thereafter the maximum number of such Class Z Preferred Shares as would then not be contrary to applicable law.

3.7   Amount Specified

       For the purposes of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Class Z Preferred Share is equal to $       ●       . [Note: The dollar amount to be inserted in this Section 3.7 will be the same amount as the Z Share Redemption Amount and the Z Share Retraction Amount.]

APPENDIX D

FAIRNESS OPINION

February 28, 2005

Board of Directors

Paramount Resources Ltd.
4700 Bankers Hall West
888 – 3 Street SW
Calgary, Alberta
T2P 5C5

To the Board of Directors:

      BMO Nesbitt Burns Inc. (“BMO Nesbitt Burns”) understands that Paramount Resources Ltd. (“Paramount”) proposes to proceed with a transaction (the “Trust Spinout”), involving an arrangement (the “Arrangement”) under the Business Corporations Act (Alberta), pursuant to which Paramount will effectively be reorganized into two publicly traded entities. Holders (“Shareholders”) of Paramount common shares (“Common Shares”) will receive one Class A common share (a “New Common Share”) of Paramount and one trust unit (“Trust Unit”) of a newly formed energy trust, Trilogy Energy Trust (the “Trust”) for each Common Share held. The one New Common Share and one Trust Unit to be received for each Common Share held are collectively referred to below as the “Exchange Consideration”. As part of the Trust Spinout, certain of Paramount’s existing assets will become indirectly owned by the Trust. After the completion of the Trust Spinout, Shareholders will own 81% of the Trust Units and Paramount will own the remaining 19% of the Trust Units. Shareholders will own all of the New Common Shares of Paramount.

      The terms of and conditions necessary to complete the Trust Spinout, including approvals by Shareholders, are set forth in the information circular of Paramount dated February 28, 2005 (the “Circular”).

      Defined terms used herein, unless otherwise defined herein, have the meaning ascribed thereto in the Circular.

Engagement

      Paramount initially contacted BMO Nesbitt Burns in June 2004 regarding a preliminary review of possible restructuring alternatives available to Paramount to increase shareholder value. BMO Nesbitt Burns was engaged by Paramount pursuant to an agreement dated October 19, 2004 (the “Engagement Agreement”). Pursuant to the Engagement Agreement, Paramount retained BMO Nesbitt Burns as its exclusive financial advisor in respect of the Trust Spinout and, if requested, to provide a fairness opinion to the Board of Directors of Paramount, from a financial point of view, of the consideration to be provided to the Shareholders as part of any proposed restructuring transaction. BMO Nesbitt Burns has not been asked to prepare, and has not prepared, a valuation of Paramount, or any of its respective securities or assets, and this opinion should not be construed as such.

      For its services under the Engagement Agreement, BMO Nesbitt Burns will receive a fee of $2,250,000 if the Trust Spinout is successfully completed. In addition, BMO Nesbitt Burns is to be reimbursed for its reasonable out-of-pocket expenses and be indemnified by Paramount in respect of certain liabilities which may be incurred by BMO Nesbitt Burns in connection with the provision of its services.

      BMO Nesbitt Burns is not an insider, associate or affiliate of Paramount. BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Paramount and the Trust. BMO Nesbitt Burns may have executed or may execute transactions for Paramount, the Trust and clients from who it received or may receive compensation. BMO Nesbitt Burns, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Trust Spinout, Paramount and the Trust. Over the last two years, BMO Nesbitt Burns has been a member of the underwriting syndicates for a number of offerings of Common Shares. BMO Nesbitt Burns’ controlling shareholder, Bank of Montreal, is a lender to Paramount in the ordinary course of business.

      Other than as set forth above, there are no understandings, agreements or commitments between BMO Nesbitt Burns and Paramount or the Trust with respect to any future business dealings. BMO Nesbitt Burns may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for, and Bank of Montreal may provide banking services to, Paramount or the Trust.

      BMO Nesbitt Burns understands that this opinion and a summary of this opinion will be included in the Circular, and, subject to the terms of the Engagement Agreement, BMO Nesbitt Burns consents to the inclusion of this opinion in its entirety, together with a summary thereof, in a form acceptable to BMO Nesbitt Burns, in the Circular and to the filing thereof with the Toronto Stock Exchange, securities commissions or similar regulatory authorities in each province of Canada (if any) where such filing is required.

Credentials of BMO Nesbitt Burns

      BMO Nesbitt Burns is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. BMO Nesbitt Burns has participated in a significant number of transactions involving public and private companies, income funds and royalty trusts and has extensive experience in preparing valuations and fairness opinions.

      This opinion expressed herein is the opinion of BMO Nesbitt Burns, the form and content of which have been approved for release by a committee of directors and other professionals of BMO Nesbitt Burns, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

      In preparing this opinion, BMO Nesbitt Burns has reviewed and/or relied upon, among other things, the following (without attempting to verify the accuracy or completeness of):

(i)	the Circular;

(ii)	the Arrangement Agreement dated February 28, 2005 and other agreements necessary for the implementation of the Arrangement;

(iii)	the Trust Indenture dated February 25, 2005, pursuant to which the Trust was created, as well as the Administration Agreement dated February 25, 2005 among Trilogy Energy Ltd., the Trust and Trilogy Holding Trust, the Declaration of Trust dated February 25, 2005 pursuant to which Trilogy Holding Trust was created, and certain other agreements and draft agreements relating to the business and operations of the Trust following completion of the Trust Spinout;

(iv)	the annual reports and audited consolidated financial statements of Paramount for the fiscal years ended December 31, 2001, 2002 and 2003;

(v)	Paramount’s proxy circulars and annual information forms for the fiscal years ended December 31, 2001, 2002 and 2003 as publicly filed by Paramount with securities regulatory authorities;

(vi)	the unaudited interim consolidated financial statements of Paramount prepared by management for the three months ended March 31, 2004, the six months ended June 30, 2004 and the nine months ended September 30, 2004;

(vii)	other public information relating to the business, operations, financial performance and stock trading history of Paramount and other selected public companies that BMO Nesbitt Burns considered relevant;

(viii)	the independent engineering evaluation evaluating the hydrocarbon reserves attributable to the properties of which the Trust will become the owner pursuant to the Trust Spinout, prepared by Paddock Lindstrom & Associates Ltd. effective December 31, 2004, and the independent engineering evaluation evaluating the hydrocarbon reserves attributable to the properties to be retained by Paramount, prepared by McDaniel & Associates Consultants Ltd. effective December 31, 2004;

(ix)	certain non-public information regarding Paramount, its business operations and prospects, including the budget for fiscal 2005 and other financial information as prepared and provided by the management of Paramount;

(x)	information relating to the trading history of, and historical cash distributions made by, selected income trusts similar to the Trust;

(xi)	information with respect to other transactions of a comparable nature that BMO Nesbitt Burns considered relevant;

(xii)	discussions with senior management of Paramount relating to the past and future operations of the business, the state of the industry, Paramount’s competitive position in the market, and opportunities for growth;

(xiii)	discussions with senior management of Paramount with respect to, among other things, the pro forma cash flows of the Trust, the Trust Spinout and the Arrangement Agreement;

(xiv)	discussions with legal advisors of Paramount with respect to the Trust Spinout and various other matters;

(xv)	a letter of representation as to certain factual matters, addressed to us and dated the date hereof, provided by senior officers of Paramount; and

(xvi)	such other information, analysis and discussions as we considered necessary or appropriate in the circumstances.

      BMO Nesbitt Burns has not been denied access to senior management and has not, to the best of its knowledge, been denied access by Paramount to any information required by BMO Nesbitt Burns.

Assumptions and Limitations

      BMO Nesbitt Burns has relied, without independent verification, upon all financial and other information that was obtained by us from public sources or that was provided to us by or on behalf of Paramount and its affiliates, associates, advisors or otherwise. We have assumed that all such information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. Our opinion is conditional upon such completeness and accuracy and not omitting such facts. We have not conducted any independent investigation to verify the completeness or accuracy of any of such information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that such forecasts and budgets have been reasonably prepared on the basis reflecting the best currently available estimates and judgment of senior management of Paramount and its affiliates and associates as to the matters covered thereby. Senior management of Paramount has represented to us, in a certificate delivered as of the date hereof, that, among other things (i) the information, opinions and other materials (collectively, the “Information”) provided to us were complete, true and correct in all material respects at the date as of which the Information was provided to us, (ii) the Information did not, and does not, contain any untrue statement of or omit to state a material fact in respect of Paramount, its associates or affiliates, or the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided, and (iii) since the dates as of which the Information was provided, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Paramount or any of its associates or affiliates, and no change has occurred in any material fact which is of a nature as to render the Information, or any part thereof, untrue or misleading in any material respect or which would have or would reasonably be expected to have a material effect on this opinion.

      With respect to all legal and tax matters relating to the Trust Spinout and the implementation thereof, we have assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Trust Spinout, all as set forth in the Circular and do not express any opinion thereon. We have not considered the taxation impact for the Shareholders. The Trust Spinout is subject to a number of conditions outside of the control of Paramount and we have assumed all conditions precedent to the completion of the Trust Spinout can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this opinion we express no view as to the likelihood that the conditions to the Trust Spinout will be satisfied or waived or that the Trust Spinout will be implemented within the timeframe indicated in the Circular. We have assumed that the Trust Spinout will be implemented as set out in the Circular, including that (i) all amounts which will be available for distribution to the holders of Trust Units (calculated in the manner set forth in the Circular) will be distributed to the holders of Trust Units, and (ii) in all material respects, all distribution, voting and other rights and attributes (both economic and otherwise) of the Trust Units will be as described in the Circular. We have also assumed that no material amount of Trust Units will be redeemed by the Trust in the foreseeable future and that the Trust will qualify as a “unit trust” and as a “mutual fund trust” as defined by the Income Tax Act (Canada), and that the Trust Units will be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans and will not be foreign property for such plans. We have also assumed that the Trust Units and the New Common Shares will be listed on the Toronto Stock Exchange from and after completion of the Trust Spinout.

      This opinion is based on the securities markets, economic, general, business and financial conditions prevailing as of the date of this opinion and the conditions and prospects, financial and otherwise, of Paramount as they were reflected in the information reviewed by us. In our analysis and in preparing this opinion, BMO Nesbitt Burns has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of any party involved in the Trust Spinout. BMO Nesbitt Burns believes that the analyses described in this opinion must be considered as a whole and that selecting portions of such analyses or the factors considered by BMO Nesbitt Burns, without considering all factors and analyses together, could create a misleading view of the process underlying this opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

      This opinion is provided to the Board of Directors of Paramount for its use only and may not be relied upon by any other person. BMO Nesbitt Burns disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion, which may come or be brought to the attention of BMO Nesbitt Burns after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the opinion after the date hereof, BMO Nesbitt Burns reserves the right to change, modify or withdraw the opinion.

      This opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada, but the Association has not been involved in the preparation or review of this opinion. We are not expressing herein any opinion as to the price at which the New Common Shares or Trust Units will trade after the completion of the Trust Spinout. This opinion should not be construed as a recommendation to vote in favour of the Trust Spinout.

Fairness Methodology

      BMO Nesbitt Burns performed various analyses in connection with its provision of the Fairness Opinion. In arriving at our Fairness Opinion conclusion, we did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgments on the basis of our experience in rendering such opinions and on the information presented as a whole.

      In considering the fairness, from a financial point of view, of the Exchange Consideration to be received by Shareholders for each Common Share held, we considered the expected trading ranges of the New Common Shares and the Trust Units after the completion of the Trust Spinout on a fully settled basis relative to the current and historical trading range of the Common Shares. In considering the expected trading range we examined market valuation metrics applicable to a selection of comparable energy trusts and oil and gas exploration and production companies, which we considered appropriate, including: cash-on-cash yields, debt-adjusted cash flow multiples, valuation multiples of flowing barrels of production, and valuation multiples of reserves. In selecting the appropriate comparable energy trusts and oil and gas exploration companies for our analysis we considered, among other things, the following comparative metrics: reserve life index, capital structure, taxability, oil versus gas asset mix, enterprise value, market capitalization, and in the case of the energy trusts in particular, payout ratios and distribution policy.

Fairness Conclusion

      Based upon and subject to the foregoing, BMO Nesbitt Burns is of the opinion that, as of the date hereof, the Exchange Consideration to be received by Shareholders for each Common Share held is fair, from a financial point of view, to Shareholders.

Yours very truly,

BMO Nesbitt Burns Inc.

APPENDIX E

INFORMATION CONCERNING PARAMOUNT

AFTER THE TRUST SPINOUT

NOTICE TO READER

      Following completion of the Trust Spinout, Paramount will continue to own, directly or indirectly, all of its assets other than the Spinout Assets which will become indirectly owned by the Trust as part of the Trust Spinout. Although the Trust, through the Limited Partnership, will assume all of the liabilities of Paramount relating to the Spinout Assets, Paramount will retain all other liabilities of Paramount, including liabilities relating to corporate and income tax matters. The disclosure in this Appendix has been prepared assuming that the Trust Spinout has been completed.

PARAMOUNT AFTER THE TRUST SPINOUT

      Following the completion of the Trust Spinout, Paramount will continue to be an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil, and is expected to have production of approximately 20,000 Boe/d initially. Paramount’s principal properties will be located primarily in Alberta, the Northwest Territories and British Columbia in Canada. Paramount will also have properties in Saskatchewan and offshore the East Coast in Canada, and in Montana, North Dakota and California in the United States.

      Paramount will continually investigate opportunities to develop and improve its business, and may make corporate or asset acquisitions or asset dispositions at any time, some of which may be material. As of the date hereof, Paramount has not reached any definitive agreement on any potential material acquisitions or dispositions. Paramount may finance any acquisition transaction with debt or equity, or a combination of both.

      Paramount was incorporated under the laws of the Province of Alberta, Canada on February 14, 1978. Paramount’s head and registered office is located at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5.

RECENT DEVELOPMENTS

      On October 15, 2004, Paramount completed a private placement of 2 million common shares issued on a “flow-through” basis at $29.50 per share for gross proceeds of $59 million. On October 26, 2004, Paramount completed a public offering of 2.5 million common shares at $23.00 per share for gross proceeds of $57.5 million.

      On December 6, 2004, Paramount completed the acquisition of certain crude oil and natural gas properties in the Fort Liard area of the Northwest Territories and Northeast British Columbia for consideration of approximately $50 million, subject to adjustments. Paramount also acquired 45,133 net acres of land in this acquisition. As at December 6, 2004, the acquired assets were producing approximately 14 MMcfe/d.

      On February 7, 2005, Paramount completed the Notes Offer, issuing U.S.$213,593,000 principal amount of 2013 Notes and paying aggregate cash consideration of approximately U.S.$36.2 million in exchange for approximately 99.31% of the outstanding 2010 Notes and 100% of the outstanding 2014 Notes. As a result, U.S.$913,000 principal amount of 2010 Notes and no 2014 Notes remain outstanding. See “The Trust Spinout — Background to the Trust Spinout”.

      Following December 31, 2004, Paramount entered into financial instrument agreements to sell 1,000 Bbl/d of crude oil at U.S. $46.77 per barrel for the period from March 2005 to December 2005 and 1,000 Bbl/d of crude oil at U.S. $47.30 per barrel for the period from March 2005 to September 2005.

      Paramount expects to close a transaction in March, 2005 whereby Paramount would acquire an indirect 25% ownership interest in a gas marketing limited partnership. In conjunction with the acquisition of the ownership interest, Paramount would also make available for delivery an average of 150 million GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership. Paramount expects to receive prices at or above market for such natural gas. In connection with this transaction, Paramount would not be entitled to demand collateral securities from the gas marketing limited partnership to ensure payment for the gas volumes delivered but would be entitled to other means of protection to ensure payment. Paramount cannot provide assurance the transaction will be completed or that, if completed, the terms will be the same as those described above. See Appendix F, “Information Concerning Trilogy Energy Trust — Material Agreements — Call on Production Agreement”.

EFFECT OF THE TRUST SPINOUT ON PARAMOUNT

Business Focus

      Following completion of the Trust Spinout, Paramount’s remaining assets will be concentrated in its existing core areas of Grande Prairie; Northwest Alberta (including Cameron Hills, Northwest Territories); Liard, Northwest Territories/ Northeast British Columbia; and Southern Alberta/ Southeast Saskatchewan/ United States, and Paramount will continue to operate in the West Kaybob area. Paramount’s remaining interests in the West Kaybob area will be predominantly the resource play in the Deep Basin which has current production of less than 2,000 Boe/d, however production from these interests is expected to grow to over 5,000 Boe/d by the end of 2005. The West Kaybob area is an extension to the existing Kaybob play with many of the same geologic targets, but has a number of different attributes. These differences include a focus on deeper targets which are more expensive to drill, but could provide more significant reserves and production rates when successful. Paramount has concluded that this higher risk/reward relationship is better suited to Paramount than the Trust. Paramount will continue to operate as a growth oriented exploration and development company and will continue to pursue long term exploration, development and exploitation opportunities in the Colville Lake area of the Northwest Territories and SAGD developments in the bitumen areas of Northeast Alberta.

Pro Forma Financial and Operational Information

Selected Operational Information

      The following table sets forth summary data with respect to Paramount’s production, operating costs and netbacks for the nine months ended September 30, 2004 and for the nine months ended September 30, 2004 after giving effect to the Trust Spinout.

		Nine months ended
		September 30, 2004
	Nine months ended	after giving effect to the
	September 30, 2004	Trust Spinout

Aggregate Production:
Natural gas (MMcf)	45,158	20,109
Natural gas liquids (MBbl)	665	168
Crude oil (MBbl)	1,187	788
Barrel of oil equivalent (MBoe)	9,378	4,307
Costs and Netback:
Operating costs ($/Boe)	$6.92	$7.88
Operating netback ($/Boe)(1)	$26.15	$25.09

Note:

(1)	Operating netback has been calculated using gross revenues before financial instruments and deducting royalties and operating costs.

Selected Consolidated Financial Data

      The following table provides actual and pro forma selected consolidated financial data for Paramount for the nine months ended September 30, 2004 and the year ended December 31, 2003. The actual selected financial data for the nine month period ended September 30, 2004 and the year ended December 31, 2003 have been derived from Paramount’s unaudited and audited consolidated financial statements for those periods incorporated by reference in this Information Circular. Paramount’s historical financial data for interim periods are not necessarily indicative of the results that may be expected for a full year of operations. The pro forma selected financial data for the nine month period ended September 30, 2004 and the year ended December 31, 2003 have been derived from Paramount’s unaudited pro forma consolidated financial statements for those periods in this Appendix E.

	Actual		Pro Forma(1)

	Nine Months		Nine Months
	Ended	Year Ended	Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,
	2004	2003	2004	2003

	(unaudited)		(unaudited)	(unaudited)

	($000s)
Earnings data:
Revenue	$301,349	$299,335	$150,423	$188,692
Expenses	224,399	355,996	120,203	249,925

Earnings (loss) before income taxes	76,950	(56,661)	43,170	(55,909)
Net earnings (loss)(2)	58,927	2,633	37,108	(8,305)
Balance sheet data (at end of period):
Total assets	$1,429,533	$1,175,310	$853,467	—
Total debt(3)	542,589	287,237	270,621	—
Shareholders’ equity	537,928	496,033	475,838	—

Notes:

(1)	The figures give effect to the completion of the Trust Spinout, Paramount’s equity issuances completed in October 2004, the redemption of certain of the 2010 Notes and 2014 Notes completed on December 30, 2004 and the completion of the Notes Offer. The figures assume that upon completion of and in connection with the Trust Spinout, Paramount will receive from the Trust: (i) $190 million; and (ii) $30 million through working capital adjustments. Approximately $10 million of the $30 million will be reimbursed to the Trust upon the Trust posting letters of credit related to the Spinout Assets in such amount to replace those previously posted by Paramount.

(2)	On January 1, 2004, Paramount retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants (“CICA”) recommendation on Asset Retirement Obligations, which requires liability recognition for fair value of retirement obligations associated with long-lived assets. As a result of the retroactive adoption of this recommendation, net earnings for the year ended December 31, 2003 would decrease by $1.4 million.

(3)	The following table provides a calculation of Paramount’s total debt as at the dates indicated:

	Actual		Pro Forma(1)

	September 30,	December 31,	September 30,
	2004	2003	2004

	(thousands of dollars)
Senior credit facility	$164,109	$60,350	$—
Senior notes	378,480	226,887	270,621

Total debt	542,589	287,237	270,621

Note:

(1)	The figures give effect to the completion of the Trust Spinout, Paramount’s equity issuances completed in October 2004, the redemption of certain of the 2010 Notes and 2014 Notes completed on December 30, 2004 and the completion of the Notes Offer. The figures assume that upon completion of and in connection with the Trust Spinout, Paramount will receive from the Trust: (i) $190 million; and (ii) $30 million through working capital adjustments. Approximately $10 million of the $30 million will be reimbursed to the Trust upon the Trust posting letters of credit related to the Spinout Assets in such amount to replace those previously posted by Paramount.

Oil and Natural Gas Reserves Data and Other Oil and Gas Information of Paramount After the Trust Spinout

      All reserves attributable to the properties of Paramount after giving effect to the Trust Spinout were determined through an independent engineering evaluation completed by McDaniel, which was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. The McDaniel Report was prepared effective December 31, 2004. The following tables set forth information relating to the working interest share of reserves, net reserves after royalties and present worth values as at December 31, 2004 of Paramount after giving effect to the Trust Spinout. The reserves are reported using constant price and costs as well as forecast prices and costs. Columns may not add in the following tables due to rounding.

      All evaluations of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Paramount’s properties after giving effect to the Trust Spinout.

There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

      After tax amounts were computed utilizing Paramount’s estimated tax pools available for claim after giving effect to the Trust Spinout. The Trust Spinout will result in a reduction in tax pools available for claim.

      The Report of Management and Directors on Reserve Data and Other Oil and Gas Information in Form 51-101F3 and the Report on Reserves Data by McDaniel in Form 51-101F2 are contained in Appendix G hereto.

Reserves Data — Constant Price and Costs

      The following table summarizes the reserves evaluated at December 31, 2004, using constant price and costs.

			Light and
			Medium Crude		Natural Gas
	Natural Gas		Oil		Liquids		Total

Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net

	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)
Canada
Proved
Developed producing	83.7	71.6	1,627	1,560	796	569	16,380	14,069
Developed non-producing	32.7	29.2	316	315	177	139	5,939	5,316
Undeveloped	20.0	19.0	308	308	50	50	3,699	3,519

Total Proved	136.5	119.8	2,251	2,183	1,022	757	26,018	22,905
Probable	126.0	104.5	1,155	1,137	186	139	22,347	18,685

Total Proved plus Probable Canada	262.5	224.2	3,406	3,320	1,208	897	48,364	41,590

United States
Proved
Developed producing	0.4	0.3	2,104	1,619	—	—	2,165	1,667
Developed non-producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	0.4	0.3	2,104	1,619	—	—	2,165	1,667
Probable	—	—	431	322	—	—	437	327

Total Proved plus Probable United States	0.4	0.3	2,534	1,941	—	—	2,602	1,994

Total
Total Proved	136.8	120.1	4,354	3,802	1,022	757	28,183	24,572
Total Probable	126.1	104.5	1,586	1,459	186	139	22,784	19,012

Total reserves	262.9	224.6	5,941	5,261	1,208	897	50,967	43,584

Net Present Value of Future Net Revenue — Constant Price and Costs

      The following tables summarize the net present values of future net revenue attributable to reserves evaluated at December 31, 2004 for the constant price and costs case. The net present values are reported before income tax and after income tax at discount values of 0%, 5%, 10%, 15% and 20%.

	Before Income Taxes Discounted at					After Income Taxes Discounted at

Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

	($ millions)
Canada
Proved
Developed producing	431.9	380.0	341.1	310.7	286.3	431.9	380.0	341.1	310.7	286.3
Developed non-producing	131.5	103.6	85.4	72.7	63.4	110.8	86.2	70.5	59.9	52.3
Undeveloped	77.2	48.7	33.7	25.0	19.5	69.3	42.1	28.1	20.2	15.4

Total Proved	640.6	532.3	460.2	408.4	369.2	612.0	508.3	439.8	390.9	354.1
Total Probable	583.6	432.8	334.7	267.8	220.3	426.0	319.7	250.2	202.5	168.4

Total Proved plus Probable Canada	1,224.2	965.1	794.8	676.2	589.6	1,038.0	828.1	690.0	593.4	522.4

United States
Proved
Developed producing	36.0	29.2	24.5	21.1	18.6	36.0	29.1	24.4	21.1	18.6
Developed non-producing	(0.3)	(0.3)	(0.3)	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)	(0.2)	(0.2)
Undeveloped	—	—	—	—	—	—	—	—	—	—

Total Proved	35.7	28.9	24.2	20.9	18.4	35.7	28.9	24.2	20.8	18.4
Total Probable	8.3	5.0	3.3	2.3	1.7	8.2	5.0	3.3	2.3	1.7

Total Proved plus Probable United States	43.9	33.9	27.5	23.1	20.0	43.9	33.8	27.5	23.1	20.0

Total
Total Proved	676.3	561.2	484.4	429.3	387.6	647.7	537.2	464.0	411.8	372.4
Total Probable	591.9	437.8	338.0	270.1	222.0	434.2	324.7	253.5	204.8	170.1

Total reserves	1,268.1	998.9	822.3	699.4	609.6	1,081.9	861.9	717.5	616.5	542.5

Total Future Net Revenue — Constant Price and Costs

      The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2004, using constant price and costs.

						Future Net		Future Net
						Revenue		Revenue
					Well	Before		After
			Operating	Development	Abandonment	Income	Income	Income
Reserves Category	Revenue	Royalties(1)	Costs	Costs	Costs	Taxes	Tax	Taxes

($ millions)
Proved	1,137.8	212.9	193.5	33.7	21.6	676.3	36.3	639.9
Proved plus Probable	2,042.6	365.9	324.3	62.5	21.7	1,268.1	196.3	1,071.8

Note:

(1)	Royalties includes crown royalties, freehold royalties, overriding royalties, mineral taxes, net profit interest payments and are net of the Alberta Royalty Tax Credit.

Future Net Revenue by Production Group — Constant Price and Costs

      The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2004, using the constant price and costs, discounted at 10%.

		Future Net Revenue Before
Reserves Category	Production Group	Income Taxes

		(discounted at 10%)
		($ millions)
Proved	Natural gas	391.3
	Light and medium crude oil	68.3
	Natural gas liquids	22.1
	Alberta Royalty Tax Credit	2.6

Total Proved		484.4

Proved plus Probable	Natural gas	700.5
	Light and medium crude oil	91.0
	Natural gas liquids	26.7
	Alberta Royalty Tax Credit	4.1

Total Proved Plus Probable		822.3

Reserves Data Forecast Prices and Costs

      The following table summarizes the reserves evaluated at December 31, 2004, using McDaniel’s forecast prices and costs.

			Light and
			Medium Crude		Natural Gas
	Natural Gas		Oil		Liquids		Total

Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net

	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)
Canada
Proved
Developed producing	83.7	71.6	1,628	1,563	796	570	16,381	14,074
Developed non-producing	32.7	29.2	316	315	177	139	5,939	5,317
Undeveloped	20.0	19.0	308	308	50	50	3,699	3,519

Total Proved	136.5	119.8	2,252	2,186	1,022	759	26,019	22,910
Probable	126.1	104.5	1,155	1,139	186	140	22,350	18,689

Total Proved plus Probable Canada	262.5	224.3	3,407	3,324	1,208	899	48,368	41,599

United States
Proved
Developed producing	0.4	0.3	2,108	1,623	—	—	2,169	1,671
Developed non-producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	0.4	0.3	2,108	1,623	—	—	2,169	1,671
Probable	—	—	431	322	—	—	437	327

Total Proved plus Probable United States	0.4	0.3	2,539	1,945	—	—	2,606	1,998

Total
Total Proved	136.8	120.1	4,359	3,809	1,022	759	28,188	24,580
Total Probable	126.1	104.5	1,586	1,461	186	140	22,787	19,016

Total reserves	262.9	224.6	5,946	5,269	1,208	899	50,975	43,597

Net Present Value of Future Net Revenue — Forecast Prices and Costs

      The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2004 for the McDaniel’s forecast prices and costs case. The net present values are reported before income tax and after income tax at discount values of 0%, 5%, 10%, 15% and 20%.

	Before Income Taxes Discounted at					After Income Taxes Discounted at

Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

	($ millions)
Canada
Proved
Developed producing	399.9	354.8	320.9	294.3	272.7	399.9	354.9	320.9	294.3	272.7
Developed non-producing	116.2	92.3	76.7	65.8	57.8	102.6	80.6	66.5	56.8	49.9
Undeveloped	70.2	43.9	30.1	22.2	17.3	65.0	39.4	26.1	18.7	14.2

Total Proved	586.3	491.1	427.7	382.3	347.8	567.5	474.8	413.5	369.8	336.8
Total Probable	520.8	386.8	299.7	240.4	198.3	385.0	288.8	225.9	182.9	152.3

Total Proved plus Probable Canada	1,107.1	877.9	727.4	622.7	546.1	952.6	763.6	639.5	552.7	489.0

United States
Proved
Developed producing	29.8	25.3	21.9	19.4	17.4	29.8	25.3	21.9	19.4	17.4
Developed non-producing	(0.4)	(0.3)	(0.3)	(0.2)	(0.2)	(0.4)	(0.3)	(0.3)	(0.2)	(0.2)
Undeveloped	—	—	—	—	—	—	—	—	—	—

Total Proved	29.5	25.0	21.6	19.1	17.2	29.5	24.9	21.6	19.1	17.2
Total Probable	6.0	3.9	2.7	1.9	1.4	6.0	3.9	2.7	1.9	1.4

Total Proved plus Probable United States	35.5	28.8	24.3	21.0	18.6	35.5	28.8	24.3	21.0	18.6

Total
Total Proved	615.8	516.0	449.4	401.4	365.0	597.0	499.7	435.2	388.9	353.9
Total Probable	526.8	390.7	302.4	242.3	199.7	391.0	292.7	228.6	184.8	153.7

Total reserves	1,142.6	906.7	751.7	643.7	564.7	988.0	792.5	663.7	573.7	507.6

Total Future Net Revenue — Forecast Prices and Costs

      The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2004 using McDaniel’s forecast prices and costs.

						Future Net		Future Net
						Revenue		Revenue
					Well	Before		After
			Operating	Development	Abandonment	Income	Income	Income
Reserves Category	Revenue	Royalties(1)	Costs	Costs	Costs	Taxes	Tax	Taxes

($ millions)
Proved	1,096.0	199.1	219.8	35.6	25.7	615.8	23.9	591.9
Proved plus Probable	1,950.5	340.7	374.4	65.7	27.1	1,142.6	162.9	979.7

Note:

(1)	Royalties includes crown royalties, freehold royalties, overriding royalties, mineral taxes, net profit interest payments and are net of the Alberta Royalty Tax Credit.

Future Net Revenue by Production Group — Forecast Prices and Costs

      The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2004 using McDaniel’s forecast prices and costs, discounted at 10%.

		Future Net Revenue Before
Reserves Category	Production Group	Income Taxes

		(discounted at 10%)
		($ millions)
Proved	Natural gas	368.5
	Light and medium crude oil	59.8
	Natural gas liquids	18.6
	Alberta Royalty Tax Credit	2.5

Total Proved		449.4

Proved plus Probable	Natural gas	647.0
	Light and medium crude oil	78.1
	Natural gas liquids	22.3
	Alberta Royalty Tax Credit	4.1

Total Proved plus Probable		751.6

Notes:

The following definitions form the basis of classification for reserves presented in the McDaniel Report:

“Gross Reserves” are defined as the reserves owned before deduction of any royalties.

“Net Reserves” are defined as the gross reserves of the properties in which an interest is held, less all royalties and interest owned by others.

“Probable Reserves” are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

“Proved Reserves” are those reserves that can be estimates with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(a)	“Developed Reserves”

Those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(b)	“Developed Producing Reserves”

Those reserves that are expected to be recovered from completion intervals open at the time of estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(c)	“Developed Non-producing Reserves”

Those reserves that either have not been on production or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d)	“Undeveloped Reserves”

Those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Summary of Pricing and Inflation Rate Assumptions

      The following tables summarize the prices and costs used in the McDaniel Report in calculating the net present value of future net revenue attributable to reserves.

Constant Price and Costs

	Propane	Field Butane	Natural Gasolines
	(Edmonton	(Edmonton	and Condensate	Edmonton	Bow River	Natural Gas
	Reference	Reference	(Edmonton	Light	Medium	(Plantgate	Exchange
	Price)	Price)	Reference Price)	Crude Oil	Crude Oil	Pool Price)	Rate(1)

	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	($/GJ)	(US$/Cdn$)
2004	35.71	42.06	54.36	50.96	26.27	6.17	0.830

Note:

(1)	Exchange rates used to generate the benchmark reference prices in this table.

Forecast Prices and Costs

				Edmonton	Bow River
	US Henry	Alberta Average	WTI	Light	Medium	Edmonton	Inflation	Exchange
	Hub Gas Price	Plantgate	Crude Oil	Crude Oil	Crude Oil	NGL Mix	Rates(1)	Rate(2)

	(US$/MMbtu)	(Cdn$/MMbtu)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(%/year)	(US$/Cdn$)
2005	6.35	6.65	42.00	49.60	37.00	37.20	2%	0.830
2006	6.05	6.40	39.50	46.60	37.10	35.10	2%	0.830
2007	5.75	6.20	37.00	43.50	34.60	33.00	2%	0.830
2008	5.45	5.90	35.00	41.10	32.70	31.20	2%	0.830
2009	5.35	5.80	34.50	40.50	32.20	30.80	2%	0.830

Notes:

(1)	Inflation rates for forecasting prices and costs.

(2)	Exchange rates used to generate the benchmark reference prices in this table.

Additional Information Relating to Reserves Data

Undeveloped Reserves

      The following table summarizes the gross proved undeveloped reserves in respect of Paramount after the Trust Spinout for the most recent five financial years, using forecast prices and costs.

Product	2004	2003	2002	2001	2000

Natural gas (Bcf)	20.0	15.1	22.8	24.7	1.0
Light and medium crude oil (MBbl)	308	—	408	—	—
Natural gas liquids (MBbl)	49	56	119	—	—

      These reserves are classified as proved undeveloped if they are expected to be recovered from new wells on previously undrilled acreage with untested reservoir characteristics, or they are reserves from existing wells that require major capital expenditure to bring them on production.

      The following table summarizes the gross probable undeveloped reserves in respect of Paramount after the Trust Spinout for the most recent five financial years, using forecast prices and costs.

Product	2004	2003	2002	2001	2000

Natural gas (Bcf)	40.8	16.9	45.8	31.7	27.7
Light and medium crude oil (MBbl)	396	—	469	431	—
Natural gas liquids (MBbl)	—	9	71	—	—

      These reserves are classified as probable undeveloped when analysis of drilling, geological, geophysical and engineering data does not demonstrate them to be proved under current technology and existing economic conditions; however, this analysis does suggest that there is a likelihood of their existence and future recovery.

Future Development Costs

      The following table describes the estimated future development costs deducted in the estimation of future net revenue. The costs are per reserve category and quoted on an undiscounted basis and at a discount rate of 10%.

	2005E		2006E		2007E		2008E		2009E

Reserve Category	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%

	($ millions)
Proved:
Constant Price case	24.8	23.7	3.5	3.1	—	—	0.1	0.1	0.1	—
Forecast Price case	25.3	24.1	3.2	3.2	—	—	0.1	0.1	0.1	—
Proved and Probable:
Constant price case	40.1	38.2	8.7	7.6	0.6	0.5	7.5	5.4	0.1	—
Forecast price case	40.9	39.0	9.1	7.9	0.6	0.5	8.2	5.8	0.1	—

      It is expected that funding for future development costs will come from Paramount’s cash flow, a properly managed debt funding program and, in some cases, equity issues.

Other Oil and Gas Information

Oil and Gas Properties and Wells

      As at December 31, 2004, Paramount, after giving effect to the Trust Spinout, had interests in 1,331 gross (701.3 net) producing and non-producing oil and natural gas wells as follows:

	As at December 31, 2004

	Producing		Non-producing(1)

	Gross(2)	Net(3)	Gross(2)	Net(3)

Crude Oil Wells
Alberta	128	61.5	56	26.3
British Columbia	—	—	3	1.8
Saskatchewan	4	1.0	1	0.3
Northwest Territories	4	3.6	12	10.0
Montana	22	18.5	3	2.3
North Dakota	38	20.6	9	5.1

Subtotal	196	105.2	84	45.8

Natural Gas Wells
Alberta	507	257.1	395	230.3
British Columbia	22	10.2	32	19.3
Saskatchewan	2	0.3	4	4.0
Northwest Territories	15	9.6	34	16.7
Montana	21	1.6	16	0.8
California	—	—	3	0.4

Subtotal	567	278.8	484	271.5

Total	763	384.0	568	317.3

Notes:

(1)	“Non-producing” wells are wells which Paramount considers capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest or a royalty interest that may be convertible to a working interest.

(3)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

Properties with No Attributed Reserves

      The following table sets forth the land position in respect of Paramount, after giving effect to the Trust Spinout, at December 31, 2004 which total 5,759,314 gross (3,399,828 net) acres. Approximately 88% of the gross land holdings have no attributed reserves.

	2004		2003

	Gross(1)	Net(2)	Gross(1)	Net(2)

	(thousands of acres)
Undeveloped Land
Alberta	1,699	1,200	1,495	1,093
British Columbia	348	258	263	183
Newfoundland and Labrador	1,644	822	1,664	832
Northwest Territories	1,235	661	948	412
Saskatchewan	17	13	29	24
Montana	93	32	93	31
North Dakota	9	8	8	4

Subtotal	5,045	2,994	4,499	2,580

Acreage Assigned Reserves
Alberta	558	327	542	299
British Columbia	46	18	37	10
Northwest Territories	76	43	60	29
Saskatchewan	4	3	6	4
Montana	16	9	16	9
North Dakota	13	7	13	7

Subtotal	714	406	673	356

Total acres	5,759	3,340	5,172	2,936

Notes:

(1)	“Gross” acres means the total acreage in which Paramount has a working interest, or a royalty interest that may be converted to a working interest.

(2)	“Net” acres means the number of acres obtained by multiplying the gross acres by Paramount’s working interest therein.

     As of December 31, 2004, there were 2,498,516 (1,313,917 net) acres of undeveloped lands that were due to expire in 2005. Of this total, 19,261 (14,317 net) acres of undeveloped lands due to expire in 2005 have had dry and abandoned wells on them. The other 2,479,255 (1,299,600 net) acres have not been tested as of December 31, 2004.

Forward Contracts

      As at December 31, 2004, Paramount had entered into the following financial instrument contracts:

	Amount	Price	Term

Sales Contracts
NYMEX Fixed Price	10,000 MMbtu/d	U.S.$6.41	November 2004 – March 2005
NYMEX Fixed Price	10,000 MMbtu/d	U.S.$7.46	November 2004 – March 2005
NYMEX Fixed Price	10,000 MMbtu/d	U.S.$7.95	November 2004 – March 2005
AECO Fixed Price	20,000 GJ/d	$7.90	November 2004 – March 2005
AECO Fixed Price	20,000 GJ/d	$8.03	November 2004 – March 2005
AECO Fixed Price	20,000 GJ/d	$7.60	November 2004 – March 2005
NYMEX Call Option	20,000 MMbtu/d	U.S.$10.00 Strike	December 2004 – March 2005
AECO Fixed Price	20,000 GJ/d	$6.28	April 2005 – June 2005
AECO Fixed Price	20,000 GJ/d	$6.30	April 2005 – June 2005
AECO Fixed Price	20,000 GJ/d	$6.80	April 2005 – June 2005
Purchase Contracts
AECO Fixed Price	20,000 GJ/d	$6.76	November 2004 – March 2005

      As at December 31, 2004, Paramount had entered into the following physical delivery contracts:

	Amount	Price	Term

Sales Contracts
Station 2 Fixed Price	8,000 GJ/d	$7.99	November 2004 – March 2005
Station 2 Fixed Price	12,000 GJ/d	$8.00	November 2004 – March 2005

      Following December 31, 2004, Paramount entered into additional financial instrument contracts to sell crude oil. See “Recent Developments”. All of Paramount’s financial instrument contracts for natural gas and oil and natural gas liquids, as described above and under “Recent Developments”, will remain with Paramount following completion of the Trust Spinout.

Abandonment & Reclamation Costs

      As at December 31, 2004, Paramount, after giving effect to the Trust Spinout, had 740.1 net wells capable of production for which it expected to incur abandonment and reclamation costs.

      Estimated abandonment and reclamation costs, net of estimated salvage value, for surface leases, wells, facilities and pipelines, undiscounted and discounted at 10 percent, are $53.9 million and $32.4 million, respectively. The future net revenue disclosed above based on the McDaniel Report does not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The McDaniel Report deducted $21.7 million (undiscounted) and $9.0 million (10 percent discount) for abandonment and reclamation costs for wells only in estimating the future net revenue disclosed herein.

      It is not expected that any material amounts with respect to abandonment and reclamation costs will be incurred in the next three financial years.

Tax Horizon

      Based on the current tax regime, Paramount’s structure after giving effect to the Trust Spinout and anticipated level of operations, Paramount is not expected to be cash taxable in 2005 and does not expect to become cash taxable in the near future.

Costs Incurred

      The following table summarizes the costs incurred by Paramount, after giving effect to the Trust Spinout, for property acquisitions, exploration and development costs.

Cost Type	Q3	Q2	Q1

	($ millions)
Acquisitions (corporate and property)
Proved properties	$—	$79.5	$—
Unproved properties	$5.3	$22.0	$5.6
Exploration	$7.3	$9.0	$17.8
Development (including facilities)	$16.9	$7.5	$59.1

Total	$29.5	$118.0	$82.5

Exploration and Development Activities

      The following table summarizes drilling activity results for Paramount, after giving effect to the Trust Spinout, for each of the last two fiscal years. The working interest in certain of these wells may change after payout.

	2004		2003

	Gross(1)	Net(2)	Gross(1)	Net(2)

Development Wells(3)
Gas	108	58.5	75	51.5
Oil	3	2.4	5	2.4
Service	—	—	—	—
Dry	9	4.9	7	3.6
Oilsands evaluation(5)	17	17.0	—	—

Subtotal	137	82.8	87	57.5

Exploratory Wells(4)
Gas	57	39.3	42	29.2
Oil	1	0.9	3	2.0
Dry	3	3.0	6	2.2

Subtotal	61	43.2	51	33.4

Total wells	198	126.0	138	90.9

Success rate(5)	93%	93%	91%	94%

Notes:

(1)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest or a royalty interest that may be converted to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

(3)	“Development” well is a well drilled within or in close proximity to a discovered pool of petroleum or natural gas.

(4)	“Exploratory” well is a well drilled either in search of a new and as yet undiscovered pool of petroleum or natural gas or with the expectation of significantly extending the limit of a pool that is partly discovered.

(5)	Success rate excludes oil sands evaluation wells.

     The total capital budget for Paramount for 2005 (assuming completion of the Trust Spinout) is estimated by Paramount at $240 million. Approximately 40% of the 2005 capital spending will occur in the first quarter and will be focused in the winter access area, which are in northern Alberta and Northwest Territories. The following table describes the expected capital budget by operating unit.

Area	2005E

($ millions)
West Kaybob	$45
Grande Prairie	50
Northwest Alberta/ Cameron Hills, NWT	20
Liard, NWT/Northeast British Columbia	60
Southern	50
Heavy Oil	15

Total	240

Note:

(1)	McDaniel has estimated Paramount’s 2005 capital expenditures (assuming completion of the Trust Spinout) to be $40.9 million in its evaluation.

Production Estimates

      The following table summarizes McDaniel’s estimated total production for Paramount, after giving effect to the Trust Spinout, for 2005 using constant price and costs.

	Estimated Production —
	Constant Price and Costs

	Proved	Proved plus Probable

Canada
Natural gas (MMcf)	32,361	37,431
Light and medium crude oil (MBbls)	615	682
Natural gas liquids (MBbls)	236	262

Total Canada (MBoe)	6,245	7,183
United States
Natural gas (MMcf)	84	86
Light and medium crude oil (MBbls)	282	284
Natural gas liquids (MBbls)	—	—

Total United States (MBoe)	296	298

Total Production (MBoe)	6,541	7,481

      The following table summarizes McDaniel’s estimated total production for Paramount, after giving effect to the Trust Spinout, for 2005 using forecast prices and costs.

	Estimated Production —
	Forecast Prices and Costs

	Proved	Proved plus Probable

Canada Natural gas (MMcf)	32,361	37,431
Light and medium crude oil (MBbls)	615	682
Natural gas liquids (MBbls)	236	262

Total Canada (MBoe)	6,245	7,183
United States Natural gas (MMcf)	84	86
Light and medium crude oil (MBbls)	282	284
Natural gas liquids (MBbls)	—	—

Total United States (MBoe)	296	298

Total Production (MBoe)	6,541	7,481

Production History

      The following tables summarize daily sales volume results for Paramount, after giving effect to the Trust Spinout, on a quarterly and annual basis for 2004 and 2003, respectively.

	2004	Q4	Q3	Q2	Q1

Sales — Canada
Produced gas (MMcf/d)	74.6	79.0	91.7	67.2	60.0
Light and medium crude oil (Bbl/d)	1,986	1,660	1,859	2,750	1,680
Natural Gas liquids (Bbl/d)	587	590	559	281	918
Sales — United States
Produced gas (MMcf/d)	0.3	0.3	0.2	0.4	0.5
Light and medium crude oil (Bbl/d)	830	978	782	765	793
Natural Gas liquids (Bbl/d)	21	2	42	22	17
Sales — Total
Produced gas (MMcf/d)	74.9	79.3	91.9	67.6	60.5
Light and medium crude oil (Bbl/d)	2,816	2,638	2,641	3,515	2,473
Natural Gas liquids (Bbl/d)	608	592	601	303	935

	2003	Q4	Q3	Q2	Q1

Sales — Canada
Produced gas (MMcf/d)	74.5	69.2	55.7	65.4	108.5
Light and medium crude oil (Bbl/d)	3,273	2,519	3,262	3,671	3,653
Natural Gas liquids (Bbl/d)	665	425	827	731	664
Sales — United States
Produced gas (MMcf/d)	0.7	0.4	0.7	0.8	0.8
Light and medium crude oil (Bbl/d)	1,024	838	1,036	1,075	1,149
Natural Gas liquids (Bbl/d)	25	—	42	39	27
Sales — Total
Produced gas (MMcf/d)	75.2	69.6	56.4	66.2	109.3
Light and medium crude oil (Bbl/d)	4,297	3,357	4,298	4,746	4,802
Natural Gas liquids (Bbl/d)	690	425	869	770	691

Note:

(1)	NI 51-101 came into effect on September 30 2003. NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. As such, for the fourth quarter of 2003 and subsequent periods, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

     The following tables summarize the average netbacks received by Paramount, after giving effect to the Trust Spinout, for the first three quarters of 2004 and on a quarterly and annual basis for 2003.

	Net Product Price
	Results — 2004

	Q3	Q2	Q1

Natural Gas ($/Mcf)
Price, net of transportation and selling	6.16	7.10	6.29
Royalties	0.95	1.19	1.35
Operating costs(2)	0.96	1.48	1.29

Netback excluding hedge	4.25	4.43	3.65
Hedge	0.10	(0.17)	0.51

Netback including hedge	4.35	4.26	4.16

Light and Medium Crude Oil ($/Bbl)
Price, net of transportation and selling	46.27	45.75	40.54
Royalties	10.18	6.26	5.61
Operating costs(2)	11.35	9.81	9.81

Netback excluding hedge	24.74	29.68	25.12
Hedge	1.64	(5.49)	(6.42)

Netback including hedge	26.38	24.19	18.70

Natural Gas Liquids ($/Bbl)
Price, net of transportation and selling	44.27	38.40	42.65
Royalties	15.01	17.70	8.82
Operating costs(2)	9.23	14.95	7.11

Netback	20.03	5.75	26.72

	Net Product Price Results — 2003

	2003	Q4	Q3	Q2	Q1

Natural Gas ($/Mcf)
Price, net of transportation and selling	5.91	4.86	5.87	6.05	6.52
Royalties	0.89	(0.09)	1.53	0.81	1.23
Operating costs(2)	1.08	0.71	1.61	1.28	0.91

Netback excluding hedge	3.94	4.24	2.73	3.96	4.38
Hedge	(0.71)	0.33	(0.71)	(1.04)	(1.17)

Netback including hedge	3.23	4.57	2.02	2.92	3.21

Light and Medium Crude Oil ($/Bbl)
Price, net of transportation and selling	39.02	35.68	37.25	37.64	44.38
Royalties	7.34	6.43	6.89	6.96	8.77
Operating costs(2)	10.28	11.76	12.39	10.22	7.35

Netback excluding hedge	21.40	17.49	17.97	20.46	28.26
Hedge	(3.92)	(4.50)	(3.30)	(2.35)	(5.64)

Netback including hedge	17.48	12.99	14.67	18.11	22.62

Natural Gas Liquids ($/Bbl)
Price, net of transportation and selling	33.57	35.43	31.07	31.43	38.01
Royalties	7.38	9.89	5.45	9.88	5.45
Operating costs(2)	10.25	31.57	9.58	6.76	1.68

Netback	15.94	(6.03)	16.04	14.79	30.88

Notes:

(1)	NI 51-101 came into effect on September 30 2003. NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. As such, for the fourth quarter of 2003 and subsequent periods, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

(2)	Operating costs include all costs related to the operation of wells, facilities and gathering systems. Processing revenue has been deducted from these costs.

     The following table summarizes production volumes from Paramount’s major producing properties for 2004 and 2003, after giving effect to the Trust Spinout.

Production Volume	2004	2003

Natural Gas (MMcf)
West Kaybob	2,465	711
Grande Prairie	6,711	4,522
Northwest Alberta/ Cameron Hills, NWT	7,397	8,140
Liard, NWT/Northeast British Columbia	5,926	4,235
Southern	3,947	3,483
Northeast Alberta	598	5,914
Non-core	356	443

Total	27,400	27,448

Light and Medium Crude Oil (MBbl)
West Kaybob	42	74
Grande Prairie	128	531
Northwest Alberta/ Cameron Hills, NWT	275	133
Liard, NWT/Northeast British Columbia	—	—
Southern	580	825
Northeast Alberta	—	—
Non-core	6	5

Total	1,031	1,568

Natural Gas Liquids (MBbl)
West Kaybob	37	23
Grande Prairie	86	114
Northwest Alberta/ Cameron Hills, NWT	16	30
Liard, NWT/Northeast British Columbia	4	3
Southern	78	72
Northeast Alberta	—	—
Non-core	1	9

Total	222	251

Relationship Between Paramount and the Trust after the Trust Spinout

      Although Paramount will initially own 19% of the outstanding Trust Units (with approximately 3.2% to be held by Holdco for purposes of the Holdco Options), Paramount and the Trust will be separate entities.

      Following completion of the Trust Spinout, the Limited Partnership will have approximately 100 full-time dedicated employees, substantially all of whom will come from Paramount Resources. The Trust will also have access to certain of Paramount Resources’ remaining employees under the Services Agreement pursuant to which Paramount Resources will assist the Trust with the operation of its properties and the administration of the Trust. Either party will have the ability to terminate the Services Agreement upon six months’ prior written notice to the other party. It is anticipated that the Trust will ultimately operate completely independently from Paramount with its own full complement of management and employees. For additional information regarding the composition of the directors and officers for the Trust and management of the Trust following completion of the Trust Spinout, see Appendix F, “Information Concerning Trilogy Energy Trust — Directors and Management” and “Information Concerning Trilogy Energy Trust — Material Agreements — Services Agreement”.

DIRECTORS AND MANAGEMENT

      The Trust Spinout is not expected to result in any change to Paramount’s directors or senior management.

DESCRIPTION OF SHARE CAPITAL

      The New Common Shares, X Shares and Z Shares will be created pursuant to the Arrangement and, at the end of the series of steps comprising the Arrangement, the Common Shares will be removed from the authorized capital of Paramount. Following completion of the Trust Spinout, Paramount’s authorized share capital will consist of an unlimited number of New Common Shares, an unlimited number of X Shares, an unlimited number of Z Shares and an unlimited number of non-voting preferred shares, issuable in series. Based on the number of Common Shares outstanding on February 22, 2005, 63,892,800 New Common Shares will be issued and outstanding following completion of the Trust Spinout.

      Holders of New Common Shares will be entitled, subject to specified preferences in favour of holders of any shares of Paramount ranking senior to the New Common Shares, to dividends if, as and when declared by the directors, to one vote per share at meetings of the holders of New Common Shares (except in the event that Paramount fails to pay the full amount of any dividend declared by the board of directors of Paramount on the New Common Shares on the date specified for payment of such dividend in which event they will be entitled to two votes per share for so long as any dividends remain in arrears on the New Common Shares) and to share equally in Paramount’s remaining assets upon liquidation.

      The share provisions for the New Common Shares, X Shares and Z Shares are set forth in Appendix I of the Plan.

STOCK OPTION PLAN

      Paramount’s stock option plan (the “Option Plan”) provides that Paramount’s board of directors or the compensation committee of Paramount’s board of directors may grant options to acquire Common Shares to directors, officers and employees of Paramount and, subject to regulatory requirements and the Plan, determine the terms of the options granted. The exercise price of an option granted must not be less than the five day weighted average trading price of the Common Shares on the TSX ended on the day preceding the date of grant.

      The Option Plan provides that options shall terminate within one year after the death of a holder of such options. The Option Plan also provides that, unless otherwise determined by Paramount’s board of directors, options shall terminate 60 days after the holder of the option ceases to be a director, officer or employee of Paramount (or such shorter or longer period as may be specified in the agreement respecting such options, provided such period shall not exceed three years).

      Appropriate adjustments to the Option Plan and to outstanding options granted under the Option Plan may be made by Paramount’s board of directors in certain circumstances. Additionally, Paramount’s board of directors may, in certain circumstances, accelerate the unvested portion of any outstanding options to enable the holder thereof to exercise all of the holder’s options.

      As of February 22, 2005, options to purchase an aggregate of 2,492,250 Common Shares were outstanding and options to purchase 1,765,050 Common Shares were available for issuance under the Plan. If any options granted under the Option Plan expire or terminate without having been exercised, the Common Shares reserved for issuance in respect of such options will be available for issuance under the Option Plan.

CONSOLIDATED CAPITALIZATION

      The following table provides as of September 30, 2004:

•	Paramount’s actual consolidated cash and short-term investments and capitalization; and

•	Paramount’s consolidated cash and short-term investments and capitalization as adjusted to take into account the completion of the Trust Spinout, Paramount’s equity issuances completed in October 2004, the redemption of certain of the 2010 Notes and 2014 Notes and the completion of the Notes Offer.

      This table should be read together with Paramount’s unaudited consolidated financial statements for September 30, 2004 and management’s discussion and analysis related thereto incorporated by reference in this Information Circular and Paramount’s unaudited pro forma consolidated financial statements attached as Appendix “E” hereto.

	As of September 30, 2004

	Actual	As adjusted(1)(2)

	($000s)
Cash	$—	$4,065
Short-term investments(3)	11,715	11,715

Debt:
Senior credit facility(4)	164,109	—
Senior notes(5)	378,480	270,621

Total Debt	542,589	270,621
Total shareholders’ equity(6)	537,928	475,838

Total consolidated capitalization(3)	$1,080,517	$746,459

Notes:

(1)	The figures give effect to the completion of the Trust Spinout, Paramount’s equity issuances completed in October 2004, the redemption of certain of the 2010 Notes and 2014 Notes completed on December 30, 2004 and the completion of the Notes Offer. The figures assume that upon completion of and in connection with the Trust Spinout, Paramount will receive from the Trust: (i) $190 million; and (ii) $30 million through working capital adjustments. Approximately $10 million of the $30 million will be reimbursed to the Trust upon the Trust posting letters of credit related to the Spinout Assets in such amount to replace those previously posted by Paramount.

(2)	For the purposes of this table, U.S. dollars have been converted to Canadian dollars at the noon buying rate on September 30, 2004, which was $1.00 = US$0.7926.

(3)	The fair market value of the Trust Units which will be owned by Paramount following completion of the Trust Spinout is not included in this figure as the fair market value is not known at this time. Paramount expects to report these Trust Units as a short-term investment on its balance sheet following the completion of the Trust Spinout.

(4)	As of the date hereof, Paramount has a $330 million senior credit facility with a syndicate of Canadian banks that revolves until March 31, 2006. Upon completion of the Trust Spinout, this facility will be amended and restated to, among other things, reduce the amount available thereunder. The lead Canadian chartered bank for such amended and restated facility expects the amount available thereunder to be reduced to $130 million.

(5)	Paramount has U.S.$213,593,000 of 2013 Notes outstanding and U.S.$913,000 of 2010 Notes outstanding. The 2013 Notes bear interest at a rate of 8 1/2% per year and mature on January 31, 2013. The 2013 Notes will be secured by approximately 80% of the Trust Units that will be owned by Paramount following the completion of the Trust Spinout; however, Paramount may sell such Trust Units provided it makes an offer to the holders of the 2013 Notes to purchase 2013 Notes with the net proceeds of any sales at par plus a redemption premium of up to 4.25% depending on when the offer is made. The 2013 Notes cannot be redeemed with proceeds of equity offerings, but Paramount may, at its option, redeem all or part of the 2013 Notes after January 31, 2007 at par plus a redemption premium up to 4.25% depending on when the notes are redeemed. If holders of a majority in aggregate principal amount of the 2013 Notes provide notice on September 30, 2005 that they elect to increase the interest rate on the 2013 Notes to 10 1/2% per year, Paramount may, at its option, at any time on or prior to January 31, 2006, redeem all of the 2013 Notes at par.

(6)	As at February 22, 2005, Paramount had options to acquire 2,492,250 Common Shares issued and outstanding.

PRO FORMA FINANCIAL STATEMENTS OF

PARAMOUNT RESOURCES LTD.

COMPILATION REPORT

ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of

Paramount Resources Ltd.

      We have read the accompanying unaudited pro forma consolidated balance sheet of Paramount Resources Ltd. (“the Company”) as at September 30, 2004 and unaudited pro forma consolidated statements of earnings for the nine months then ended and for the year ended December 31, 2003, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Paramount Resources Ltd. As Previously Reported” to the unaudited interim consolidated financial statements of the Company as at September 30, 2004 and for the nine months then ended or to the audited consolidated financial statements of the Company for the year ended December 31, 2003, as appropriate, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Spinout Assets” to the financial statements of the Kaybob and Marten Creek Properties as at September 30, 2004 and for the nine months then ended or for the year ended December 31, 2003, as appropriate, and found them to be in agreement.

3.	Compared the figures in the columns captioned “$185 Million Acquisition” to the unaudited schedule of revenues, royalties and operating expenses for the Kaybob properties and to the unaudited schedule of revenues, royalties and operating expenses for the Fort Liard properties for the six months ended June 30, 2004 or the audited schedule of revenues, royalties and operating expenses for the Kaybob properties and to the audited schedule of revenues, royalties and operating expenses for the Fort Liard properties for the year ended December 31, 2003, as appropriate, aggregated and adjusted for the individual working interest ownership percentage to be acquired by the Company and a reclassification of fee income, and found them to be in agreement.

4.	Compared the figures in the column captioned “PET Transaction” to the Company’s accounting records and found them to be in agreement.

5.	Compared the figures in the column captioned “Effect of Recent Accounting Pronouncement and Discontinued Operations” to the Company’s accounting records and found them to be in agreement.

6.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

            The officials:

(a)	described to us the basis for determination of the pro forma adjustments; and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

7.	Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8.	Recalculated the application of the amounts in the column captioned “Effect of Recent Accounting Pronouncement and Discontinued Operations” to the amounts in the column captioned “Paramount Resources Ltd. As Previously Reported” for the year ended December 31, 2003 and found the amounts in the column captioned “Paramount Resources Ltd.” to be arithmetically correct.

9.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Paramount Resources Ltd.”, “PET Transaction”, “$185 Million Acquisition” and “Spinout Assets” for the year ended December 31, 2003, and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

10.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Paramount Resources Ltd. As Previously Reported”, “$185 Million Acquisition” and “Spinout Assets” as at September 30, 2004 and for the nine months then ended, as appropriate, and found the amounts in the columns captioned “Pro Forma Consolidated” to be arithmetically correct.

      A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada	(Signed) Ernst & Young LLP

February 28, 2005	Chartered Accountants

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN

CANADIAN AND UNITED STATES REPORTING STANDARDS

      The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. United States standards do not provide for the issuance of such a report on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the procedures listed in the compilation report. Consequently, under United States standards, we would be unable to issue such a compilation report on the accompanying unaudited pro forma consolidated financial statements.

Calgary, Canada	(Signed) Ernst & Young LLP

February 28, 2005	Chartered Accountants

PARAMOUNT RESOURCES LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2004
(Thousands of dollars)
(Unaudited)

	Paramount
	Resources
	Ltd. As
	Previously			Pro Forma		Pro Forma
	Reported	Spinout Assets	Note	Adjustments	Note	Consolidated

ASSETS
Current Assets
Cash	$—	$—		$190,000	5(b)(iii)	$4,065
				30,000	5(b)(iii)
				(215,935)	5(b)(iii)
Short-term investments	11,715	—				11,715
Accounts receivable	96,387	(51,867)	4(a)(xiii)			44,520
Financial instruments	3,438	(1,907)	4(a)(xiii)			1,531
Prepaid expenses	3,016	(1,612)	4(a)(xiii)			1,404

	114,556	(55,386)		4,065		63,235

Property, Plant and Equipment
Property, plant and equipment at cost	1,800,447	(987,287)		84,296	2(b)	897,456
Accumulated depletion and depreciation	(536,327)	309,665		(1,786)	2(b)	(228,448)
Assets of discontinued operations	7,869	—				7,869

	1,271,989	(677,622)	4(a)(xiv)	82,510		676,877

Goodwill	31,621	(19,400)	4(a)(xiv)			12,221
Equity Investment in Trust Units				79,560	5(b)(v)	79,560
Future Tax Asset		—		19,574	5(b)(iv)	19,574
Other Assets	11,367			(3,183)	5(b)(ii)	2,000
				2,000	5(b)(vi)
				(8,184)	5(b)(vii)

	$1,429,533	$(752,408)		176,342		$853,467

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$100,853	$(54,176)	4(a)(xiii)	$3,000	5(b)(iv)	$49,677
Financial instruments	6,625	(4,350)	4(a)(xiii)			2,275
Liabilities of discontinued operations	327	—				327

	107,805	(58,526)		3,000		52,279

Long-term debt	542,589	—		(112,700)	5(b)(i)	270,621
				(107,859)	5(b)(ii)
				107,859	5(b)(ii)
				9,046	5(b)(ii)
				(215,935)	5(b)(iii)
				45,621	5(b)(vii)
				2,000	5(b)(vi)
Asset retirement obligations	97,449	(55,164)	4(a)(xiv)			42,285
Deferred credit	7,369	—	4(a)(xv)	(7,369)	2(b)	6,273
				6,273	5(b)(iv)
Future income taxes	130,222	(85,810)	4(a)(xii)	96,500	5(b)(iv)	—
				(140,912)	5(b)(iv)
Liabilities of discontinued operations	6,171	—				6,171

	783,800	(140,974)		(317,476)		325,350

Shareholders’ Equity
Share capital	195,480	—		112,700	5(b)(i)	154,090
				(154,090)	5(b)(ix)
Contributed surplus	2,588	—				2,588
Retained earnings	339,860	(552,908)	4(a)(xv)	(6,621)	2(b)	319,160
				(9,046)	5(b)(ii)
				(3,183)	5(b)(ii)
				79,560	5(b)(v)
				160,486	5(b)(iv)
				(3,000)	5(b)(iv)
				190,000	5(b)(iii)
				30,000	5(b)(iii)
				(6,273)	5(b)(iv)
				(45,621)	5(b)(vii)
				(8,184)	5(b)(vii)
				154,090	5(b)(ix)

	537,928	(552,908)		490,818		475,838

	$1,429,533	$(752,408)		$176,342		$853,467

See accompanying notes to the unaudited pro forma consolidated financial statements.

PARAMOUNT RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the nine months ended September 30, 2004
(in thousands of dollars, except per share amounts)
(unaudited)

	Paramount
	Resources Ltd.
	as Previously	$185 million		Spinout		Pro Forma		Pro Forma
	Reported	Acquisition	Note	Assets	Note	Adjustments	Note	Consolidated

Revenue:
Petroleum and natural gas sales	$384,772	$67,857	2(a)(i)	$(212,214)	4(a)(i)	$(53,311)	5(a)(i)	$187,104
Financial instruments gain (loss)	(8,726)			5,515	4(a)(ii)	—		(3,211)
Royalties (net of ARTC)	(74,663)	(16,994)	2(a)(i)	44,133	4(a)(i)	14,088	5(a)(i)	(33,436)
Loss on sale of investments	(34)			—		—		(34)

	301,349	50,863		(162,566)		(39,223)		150,423

Expenses:
Operating	64,871	10,118	2(a)(i)	(30,945)	4(a)(i)	(9,111)	5(a)(i)	34,933
Interest	17,865	8,017	2(a)(iv)	(7,592)	4(a)(iii)	(3,969)	5(a)(iv)	18,789
						(5,830)	5(b)(ii)
						11,561	5(b)(iii)
						(5,668)	5(b)(iii)
						188	5(b)(vi)
						2,848	5(b)(vii)
						1,369	5(b)(vii)
General and administrative	18,838			(10,142)	4(a)(iv)	—		8,696
Bad debt expense (recovery)	(5,107)			2,833	4(a)(v)	—		(2,274)
Lease rentals	3,247			(662)	4(a)(vi)	—		2,585
Geological and geophysical	6,525			(1,497)	4(a)(vi)	—		5,028
Dry hole costs	9,028			(895)	4(a)(vii)	—		8,133
Loss (Gain) on sales of property, plant and equipment	(15,501)			(1,407)	4(a)(viii)	—		(16,908)
Accretion of asset retirement obligations	4,266	1,057	2(a)(ii)	(1,991)	4(a)(ix)	(869)	5(a)(ii)	2,463
Depletion and depreciation	136,757	19,455	2(a)(iii)	(72,181)	4(a)(x)	(10,669)	5(a)(iii)	75,148
						1,786	2(b)
Unrealized foreign exchange loss (gain) on US debt	(16,390)			8,194	4(a)(iii)	(8,194)	5(b)(viii)	(16,390)

	224,399	38,647		(116,285)		(26,558)		120,203

Earnings (loss) before taxes from continuing operations	76,950	12,216		(46,281)		(12,665)		30,220
Equity income in trust units	—			—		12,950	5(b)(v)	12,950

Income and other taxes:
Large Corporation Tax and other	3,511	194	2(a)(v)	(1,616)	4(a)(xi)	(101)	5(a)(v)	2,296
						308	5(b)(x)
Future income tax expense	19,671	7,132	2(a)(vi)	(13,644)	4(a)(xii)	(7,451)	5(a)(vi)	8,925
						3,217	5(b)(xi)

	23,182	7,326		(15,260)		(4,027)		11,221

Net earnings from continuing operations	53,768	4,890		(31,021)		4,312		31,949
Net earnings from discontinued operations	5,159	—		—		—		5,159

Net earnings for the period	$58,927	$4,890		$(31,021)		$4,312		$37,108

Net earnings from continuing operations per common share
Basic	$0.91							$0.50
Diluted	$0.90							$0.50
Net earnings from discontinued operations per common share
Basic	$0.09							$0.08
Diluted	$0.09							$0.08
Net earnings per common share
Basic	$1.00							$0.59
Diluted	$0.98							$0.58
Weighted average common shares outstanding (thousands of shares) (note 7)
Basic	58,887							63,387
Diluted	59,945							64,445

See accompanying notes to the unaudited pro forma consolidated financial statements.

PARAMOUNT RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (LOSS)

For the Year Ended December 31, 2003
(In thousands of dollars, except per share amounts)
(Unaudited)

		Effect of Recent
	Paramount	Accounting
	Resources Ltd.	Pronouncement and		Paramount
	as Previously	Discontinued		Resources	PET		$185 Million		Spinout		Pro Forma		Pro Forma
	Reported	Operations	Note	Ltd.	Transaction	Note	Acquisition	Note	Assets	Note	Adjustments	Note	Consolidated

Revenue:
Petroleum and natural gas sales	$434,059	$—		$434,059	$(33,725)	3(iii)	$139,181	2(a)(i)	$(202,263)	4(a)(i)	$(82,609)	5(a)(i)	$254,643
Commodity hedging gain (loss)	(53,204)	—		(53,204)	5,341	3(vi)	—		27,621	4(a)(ii)	—		(20,242)
Royalties (net of ARTC)	(82,512)	—		(82,512)	2,217	3(iii)	(31,903)	2(a)(i)	44,759	4(a)(i)	22,750	5(a)(i)	(44,689)
Loss on sale of investments	(1,020)	—		(1,020)	—		—		—		—		(1,020)
Other income	2,012	(2,012)	6(b)	—	—		—		—		—		—

	299,335	(2,012)		297,323	(26,167)		107,278		(129,883)		(59,859)		188,692

Expenses:
Operating	81,193	—		81,193	(5,158)	3(iii)	22,331	2(a)(i)	(32,866)	4(a)(i)	(13,222)	5(a)(i)	52,278
Interest	19,917	(703)	6(b)	19,214	(2,586)	3(i)	16,727	2(a)(iv)	(9,605)	4(a)(iii)	(8,280)	5(a)(iv)	27,110
											(5,792)	5(b)(ii)
											17,885	5(b)(iii)
											(9,717)	5(b)(iii)
											250	5(b)(vi)
											7,189	5(b)(vii)
											1,825	5(b)(vii)
General and administrative	19,898	367	6(b)	20,265	(255)	3(ii)	—		(10,545)	4(a)(iv)	—		9,465
Bad debt expense	5,977	—		5,977	—		—		(3,103)	4(a)(v)	—		2,874
Lease rentals	3,574	—		3,574	—		—		(627)	4(a)(vi)	—		2,947
Geological and geophysical	8,450	—		8,450	—		—		(211)	4(a)(vi)	—		8,239
Dry hole costs	36,600	—		36,600	—		—		(3,911)	4(a)(vii)	—		32,689
Loss (Gain) on sales of property, plant and equipment	3,660	(20)	6(b)	3,640	—		—		(1,806)	4(a)(viii)	—		1,834
Provision of future site restoration and abandonment/ Accretion of asset retirement obligations	4,462	(418)	6(a)	4,044	(258)	3(iv)	2,114	2(a)(ii)	(2,075)	4(a)(ix)	(1,738)	5(a)(ii)	2,087
Depletion and depreciation	163,413	1,685	6(a), 6(b)	165,098	(5,024)	3(iv)	35,821	2(a)(iii)	(74,404)	4(a)(x)	(18,448)	5(a)(iii)	103,043
Writedown of petroleum and natural gas properties	10,418	—		10,418	—		—		(1,493)	4(a)(vii)	—		8,925
Unrealized foreign exchange gain on US debt	(1,566)	—		(1,566)	—		—		498	4(a)(iii)	(498)	5(b)(viii)	(1,566)

	355,996	911		356,907	(13,281)		76,993		(140,148)		(30,546)		249,925

Earnings (loss) before taxes and equity income	(56,661)	(2,923)		(59,584)	(12,886)		30,285		10,265		(29,313)		(61,233)
Equity income in trust units	—	—		—	—		—		—		5,324	5(b)(v)	5,324

Income and other taxes:
Large Corporation Tax and other	2,875	(186)	6(b)	2,689	—		460	2(a)(v)	(1,343)	4(a)(xi)	(227)	5(a)(v)	1,925
											346	5(b)(x)
Future income tax (recovery) expense	(62,169)	(1,312)	6(a), 6(b)	(63,481)	(4,293)	3(v)	15,031	2(a)(vi)	17,725	4(a)(xii)	(10,788)	5(a)(vi)	(49,587)
											(3,781)	5(b)(xi)

	(59,294)	(1,498)		(60,792)	(4,293)		15,491		16,382		(14,450)		(47,662)

Net earnings (loss) from continuing operations	2,633	(1,425)		1,208	(8,593)		14,794		(6,117)		(9,539)		(8,247)
Net earnings (loss) from discontinued operations	—	(58)		(58)	—		—		—		—		(58)

Net earnings (loss)	$2,633	$(1,483)		$1,150	$(8,593)		$14,794		$(6,117)		$(9,539)		$(8,305)

Net earnings (loss) from continuing operations per common share
Basic	$0.04	$(0.02)		$0.02									$(0.13)
Diluted	$0.04	$(0.02)		$0.02									$(0.13)
Net earnings (loss) from discontinued operations per common share
Basic	$—	$—		$—									$—
Diluted	$—	$—		$—									$—
Net earnings (loss) per common share
Basic	$0.04	$(0.02)		$0.02									$(0.13)
Diluted	$0.04	$(0.02)		$0.02									$(0.13)
Weighted average common shares outstanding (thousands of shares) (note 7)
Basic	60,098	60,098		60,098									64,598
Diluted	60,472	60,472		60,472									64,972

See accompanying notes to the unaudited pro forma consolidated financial statements.

PARAMOUNT RESOURCES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(All tabular amounts expressed in thousands of dollars unless otherwise noted)

Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States.

The Company proposes to undertake a Trust Spinout (“Trust Spinout”), a reorganization which would result in the shareholders and the Company receiving units of the Trilogy Energy Trust (the “Trust”), which would indirectly own a substantial portion of the Company’s existing assets. The assets intended to become indirectly owned by the Trust, referred to as the “Spinout Assets,” are located in the Kaybob and Marten Creek areas of Alberta. The major Kaybob, Alberta properties that would be transferred consist of Kaybob North, Pine Creek, Fox Creek, Two Creeks, Clover, and Simonette, and are located in central Alberta and produce primarily natural gas and natural gas liquids. These properties account for 76% of the natural gas production that would be transferred. Three natural gas plants, currently operated by the Company, would also be transferred. The Spinout Assets include substantially all of the Kaybob properties acquired in June 2004 as part of the $185 million acquisition (see note 2(a)). The Marten Creek, Alberta properties are located in west central Alberta and are part of the Company’s Grande Prairie operating unit. These properties produce primarily natural gas and natural gas liquids. The Company has a 100% working interest in the properties comprising the Spinout Assets in this area for all of the production wells. The Spinout Assets include all of the Marten Creek properties acquired by the Company in the August 2004 acquisition for $82 million, subject to adjustments.

Financial statements have been prepared to present the financial position, results of operations, and cash flows for the Spinout Assets also referred to as “Kaybob and Marten Creek Properties.” The proposed Trust Spinout does not result in a substantial change in ownership of the Spinout Assets. Therefore, the disposition of the Spinout Assets will be accounted for at the carrying value of the net assets transferred and would not give rise to a gain or loss in the consolidated financial statements of Paramount.

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet and consolidated statements of earnings (loss) of Paramount have been prepared for inclusion in this information circular to reflect the acquisition of certain oil and natural gas properties in Western Canada and Northwest Territories (the “$185 Million Acquisition”), as described in note 2(a), the disposition of assets to Paramount Energy Trust (“PET”) as described in note 3 (the “PET Transaction”) and the disposition of the proposed Spinout Assets, as described in notes 4 and 5(a).

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of earnings (loss), collectively referred to as the “Pro Forma Financial Statements,” have been prepared by management based upon information derived from the following:

•	the unaudited consolidated financial statements of Paramount as at and for the nine months ended September 30, 2004

•	the audited consolidated financial statements of Paramount as at and for the year ended December 31, 2003

•	the audited schedule of revenues, royalties and operating expenses for the Kaybob properties and the audited schedule of revenues, royalties and operating expenses for the Fort Liard properties for the year ended December 31, 2003

•	the Kaybob and Marten Creek Properties’ financial statements as at and for the nine months ended September 30, 2004.

•	the Kaybob and Marten Creek Properties’ financial statements as at and for the year ended December 31, 2003.

•	the unaudited schedule of revenues, royalties and operating expenses for the Kaybob properties for the six months ended June 30, 2004

•	the audited schedule of revenues, royalties and operating expenses for the Kaybob properties for the year ended December 31, 2003

In the opinion of management of Paramount, the Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include all adjustments necessary for the fair presentation of the transactions described therein. The pro forma consolidated statements of earnings (loss) for the nine months ended September 30, 2004 and the year ended December 31, 2003, give effect to the $185 Million Acquisition, the PET Transaction, the Trust Spinout, and other pro forma adjustments as per Note 5, as if they had taken place on January 1, 2003. The unaudited pro forma consolidated balance sheet as at September 30, 2004 gives effect to the Trust Spinout and other pro forma adjustments, as described in note 5, as if they had taken place on September 30, 2004.

Accounting policies used in the preparation of the Pro Forma Financial Statements are consistent with those used in the historical financial statements of Paramount except as described in note 6. Accordingly, they should be read in conjunction with Paramount’s unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004 and its audited consolidated financial statements as at and for the year ended December 31, 2003.

The Pro Forma Financial Statements may not be indicative of the results of the operations or financial position that would have occurred if the events reflected therein had been in effect on the dates indicated, or of the results that may be obtained in the future.

PARAMOUNT RESOURCES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(All tabular amounts expressed in thousands of dollars unless otherwise noted)

2.	ACQUISITIONS

(a)	$185 Million Acquisition

On June 30, 2004, Paramount completed the acquisition of assets in the Kaybob area of central Alberta and the Fort Liard area of the Northwest Territories for $185.1 million, after adjustments. The unaudited interim consolidated financial statements of Paramount as at and for the nine months ended September 30, 2004 reflect the financial results of the assets acquired from July 1, 2004.

The following table summarizes the fair value of the net assets acquired:

Property, plant, and equipment	$211,947
Less: Asset retirement obligation	26,847

$185,100

On June 29, 2004, the Company issued US $125 million 8.875% Senior Notes due 2014. Proceeds from the Senior Notes issuance were used to partly finance the $185.1 million asset acquisition. Interest on the note is payable semi-annually, beginning in 2005. The financing charges of $5.0 million related to the issuance of the senior notes are capitalized to other assets and amortized evenly over the term of the notes.

The unaudited pro forma consolidated statements of earnings (loss) as at and for the nine months ended September 30, 2004 and the year end December 31, 2003, give effect to the $185 Million Acquisition and take into account the following adjustments:

(i)	Revenues, royalties and operating expenses that relate to the oil and natural gas properties acquired for the six month pre-acquisition period ended June 30, 2004, have been added to the period ended September 30, 2004. For the year ended December 31, 2003, revenues, royalties and operating expenses for the properties acquired have been added for the year. These amounts have been determined by applying the working interest being acquired by the Company in the $185 Million Acquisition to the relevant schedules of revenues, royalties and operating expenses for the Kaybob and Fort Liard properties prepared by Chevron Canada Resources as follows:

                            Six Months Ended June 30, 2004

					Paramount’s
	Chevron	Paramount’s			net share of
	Kaybob	net share of	Chevron	Fee Income	Kaybob and
	(Gross)	Kaybob	Fort Liard	Reclass	Fort Liard

Petroleum and natural gas sales	$88,430	$55,618	$13,906	$(1,667)	$67,857
Royalties	(24,735)	(15,307)	(1,687)	—	(16,994)
Operating expenses	(12,656)	(8,489)	(3,295)	1,667	(10,118)

Excess of petroleum and natural gas sales over operating expenses	$51,039	$31,822	$8,924	$—	$40,745

                            Year Ended December 31, 2003

					Paramount’s
	Chevron	Paramount’s			net share of
	Kaybob	net share of	Chevron	Fee Income	Kaybob and
	(Gross)	Kaybob	Fort Liard	Reclass	Fort Liard

Petroleum and natural gas sales	$162,391	$106,914	$34,851	$(2,584)	$139,181
Royalties	(44,483)	(27,496)	(4,407)	—	(31,903)
Operating expenses	(23,928)	(16,568)	(8,347)	2,584	(22,331)

Excess of petroleum and natural gas sales over operating expenses	$93,980	$62,850	$22,097	$—	$84,947

(ii)	Asset retirement obligations assumed of $26.8 million as a result of the $185 Million Acquisition have resulted in accretion of asset retirement obligations increasing by $1.1 million and $2.1 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

(iii)	For the nine months ended September 30, 2004 and the year ended December 31, 2003, depletion and depreciation expense has been increased by $19.5 million and $35.8 million, respectively, to reflect the pro forma increase in the carrying value of property, plant and equipment of $211.9 million as a result of the $185 Million Acquisition.

PARAMOUNT RESOURCES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(All tabular amounts expressed in thousands of dollars unless otherwise noted)

(iv)	Interest expense has been increased by $8.0 million and $16.7 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the interest on the $185.1 million increase in Paramount’s long-term debt to fund the $185 Million Acquisition and amortization of other assets. Interest has been recorded at 8.875% per annum on the US$125 million senior notes and 4.0% per annum on the $17 million increase in the Company’s existing credit facility.

(v)	Large Corporation Tax has been increased by $0.2 million and $0.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the increase in Paramount’s long-term debt.

(vi)	Future income tax expense (recovery) has increased (decreased) by $7.1 million and $15.0 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments described above.

(b)	$82 Million Acquisition

On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area in Grande Prairie for cash consideration of $82.1 million, after adjustments. The following table summarizes the estimated fair value of the net assets acquired:

Property, plant, and equipment	$84,295
Less: Asset retirement obligation	2,115

$82,180

In accounting for the acquisition on Paramount’s consolidated financial statement, the Company recorded a future tax asset in the amount of $96.5 million and a deferred credit of $7.7 million. The book value attributed to these assets in the Paramount subsidiary that held them and in the Trust is $84.3 million. All of the properties acquired in the $82 million acquisition are being transferred as part of the Spinout Assets. Property, plant and equipment has been adjusted by $84.3 million, depletion and depreciation expense has been adjusted by $1.8 million and accumulated depletion and depreciation has been adjusted by $1.8 million to reflect the impact of the Trust Spinout on Paramount’s pro forma consolidated financial statements.

3.	PARAMOUNT ENERGY TRUST TRANSACTION

During 2003, Paramount completed the formation and restructuring of Paramount Energy Trust (“PET”) through the following transactions:

•	On February 3, 2003, Paramount transferred to PET natural gas properties in the Legend area of Northeast Alberta for net proceeds of $28 million and 9,907,767 units of PET.

•	On February 3, 2003, Paramount declared a dividend-in-kind of $51 million, consisting of an aggregate of 9,907,767 units of PET. The dividend was paid to all holders of Paramount common shares of record on the close of business on February 11, 2003. The dividend was declared after PET received all regulatory clearances with respect to its final prospectus and registration statement in the United States. The final prospectus and registration statement qualified and registered (i) the Dividend PET Units, (ii) rights to purchase further PET Units, and (iii) the PET Units issuable upon exercise of the Rights.

•	On March 11, 2003, in conjunction with the closing of a rights offering by PET, Paramount disposed of additional natural gas properties in Northeast Alberta to Paramount Operating Trust for net proceeds of $167 million.

The unaudited pro forma consolidated statement of earnings (loss) for the year ended December 31, 2003 gives effect to the PET Transaction and takes into account the following adjustments:

(i)	Decrease in interest expense of $2.6 million due to the assumed reduction in Paramount’s debt of $250 million resulting from the cash consideration received. Interest has been recorded at 11.5% per annum on Paramount’s bridge facility of $61.9 million and 6% per annum on the decrease in Paramount’s production facility of $188.1 million.

(ii)	General and administrative expenses have been decreased by $0.3 million as a result of the disposition of assets to PET. General and administrative expenses were allocated to the PET based on the proportion of Paramount employees that were associated with PET assets.

(iii)	Revenues, royalties and operating expenses that related specifically to PET assets have been removed as follows:

Year ended
December 31, 2003

Petroleum and natural gas sales	$33,725
Royalties (net of ARTC)	$2,217
Operating expenses	$5,158

(iv)	The provisions for depletion and depreciation, and accretion of asset retirement obligations for the year ended December 31, 2003 have been reduced by $5.0 million and $0.3 million, respectively, due to lower production levels as a result of the disposition of PET assets.

PARAMOUNT RESOURCES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(All tabular amounts expressed in thousands of dollars unless otherwise noted)

The reduction was determined based on proportionate oil and gas production levels of PET assets as compared to the remainder of Paramount’s oil and gas assets.

(v)	Future income tax has been adjusted to account for the PET Transaction. For the year ended December 31, 2003, the increase in future income tax recovery was $4.3 million and the reduction in Large Corporation Tax and other tax expense was $nil.

(vi)	Commodity hedging losses have been allocated to PET based on proportionate oil and gas revenues for PET assets as compared to oil and gas revenues for the remainder of Paramount’s assets. For the year ended December 31, 2003, the commodity hedging losses allocated to PET were $5.3 million.

4.  SPINOUT ASSETS

a)	The Pro Forma Financial Statements as at and for the nine months ended September 30, 2004 and for the year ended December 31, 2003 give effect to the Trust Spinout and take into account the following adjustments:

(i)	Revenues, royalties and operating expenses that related specifically to the Spinout Assets have been removed as follows:

	Nine Months ended	Year ended
	September 30, 2004	December 31, 2003

Petroleum and natural gas sales	$212,214	$202,263
Royalties (net of ARTC)	$44,133	$44,759
Operating expenses	$30,945	$32,866

(ii)	Financial instrument/commodity hedging losses decreased by $5.5 million and $27.6 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Financial instrument/commodity hedging losses were allocated to the Spinout Assets on a pro rata basis using production volumes of the Spinout Assets being transferred as a proportion of the aggregate production volumes of Paramount.

(iii)	Interest expense decreased by $7.6 million and $9.6 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Interest has been allocated on a pro rata basis to the Spinout Assets using the cumulative investment in the Spinout Assets as a proportion of the total debt of Paramount.

Unrealized foreign exchange gain on US debt decreased by $8.2 million and $0.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Unrealized foreign exchange gain on US debt has been allocated on a pro rata basis to the Spinout Assets using the cumulative investment in the Spinout Assets as a proportion of total senior note debt of Paramount.

(iv)	General and administrative expenses decreased by $10.1 million and $10.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. General and administrative expenses were allocated to the Spinout Assets on a pro rata basis using production volumes of the Spinout Assets as a proportion of the aggregate production volumes of Paramount.

(v)	Bad debt expense (recovery) decreased by $2.8 million (recovery) and $3.1 million (expense) for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Bad debt expense (recovery) was allocated to the Spinout Assets on a pro rata basis using production volumes of the Spinout Assets as a proportion of the aggregate production volumes of Paramount.

(vi)	Lease rental expenses decreased by $0.7 million and $0.6 million and geological and geophysical expenses decreased by $1.5 million and $0.2 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, for lease rental and geological and geophysical expenses that related specifically to the Spinout Assets.

(vii)	Dry hole costs decreased by $0.9 million and $3.9 million and writedown of petroleum and natural gas properties decreased $nil and $1.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, for dry hole costs that related specifically to the Spinout Assets.

(viii)	Gain on sale of property, plant and equipment for the nine months ended September 30, 2004 increased by $1.4 million, and loss on sale of property, plant and equipment for the year ended December 31, 2003 decreased by $1.8 million, for property, plant and equipment sales that related specifically to the Spinout Assets.

(ix)	Accretion of asset retirement obligations expense decreased by $2.0 million and $2.1 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The accretion expense related specifically to the Spinout Assets.

(x)	The provision for depletion and depreciation expense decreased by $72.2 million and $74.4 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The depletion and depreciation expense related specifically to the Spinout Assets.

PARAMOUNT RESOURCES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(All tabular amounts expressed in thousands of dollars unless otherwise noted)

(xi)	Large Corporation Tax and other decreased by $1.6 million and $1.3 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Large Corporation Tax and other taxes have been allocated to the Spinout Assets on a pro rata basis using the capital tax base of the Trust as a proportion of Paramount aggregate capital tax base.

(xii)	Future income tax expense (recovery) decreased by a $13.6 million (recovery) and a $17.7 million (expense) for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Future income tax expense (recovery) was determined using the liability method of accounting for income taxes for the Spinout Assets.

Future income tax liability decreased by $85.8 million at September 30, 2004.

(xiii)	As at September 30, 2004, accounts receivable decreased by $51.9 million; financial instrument assets decreased by $1.9 million; prepaid expenses decreased by $1.6 million; accounts payable and accrued liabilities decreased by $54.2 million; and financial instrument liabilities decreased by $4.4 million. Accounts receivable, financial instrument assets, prepaid expenses, accounts payable and accrued liabilities, and financial instrument liabilities were allocated on a pro rata basis using production volumes of the Spinout Assets as a proportion of the aggregate production volumes of Paramount.

(xiv)	The net book value of property, plant and equipment decreased by $677.6 million, asset retirement obligations liability decreased by $55.2 million, and goodwill decreased by $19.4 million, as at September 30, 2004. The costs of petroleum and natural gas properties, the associated accumulated depletion and depreciation, and the liability for asset retirement obligations have been accumulated in the accounting records on an area-by-area basis and relate specifically to the Spinout Assets. The goodwill arose due to the acquisition of Summit Resources Ltd. (“Summit”) by Paramount Resources Ltd. in 2002. A portion of the goodwill is related to Kaybob properties acquired from Summit and those properties are included as part of the Spinout Assets. The allocation was based on the estimated reserve values for the Spinout Assets as a portion of estimated total reserves for Paramount.

(xv)	Retained earnings decreased by $552.9 million as at September 30, 2004. The pro forma adjustment reflects the cumulative investment by Paramount in the Spinout Assets.

5.  PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

a)	Pro forma adjustments and assumptions to the $185 Million Acquisition to adjust for the transfer of the Spinout Assets as follows:

The assets acquired in the $185 Million Acquisition included oil and natural gas assets located in the Kaybob area in central Alberta, and in the Fort Liard area in Northwest Territories and in northeast British Columbia. The Spinout Assets to be transferred include some of, but not all of the Kaybob properties acquired as part of that acquisition. The unaudited pro forma consolidated statements of earnings (loss) for the nine months ended September 30, 2004 and the year ended December 31, 2003, require the following adjustments to remove the properties transferred as part of the Spinout Assets, which were included as part of the $185 Million Acquisition, (note 2a).

(i)	Revenues, royalties and operating expenses that specifically relate to the oil and natural gas properties to be included as part of the Spinout Assets have been deducted for the nine month period ended September 30, 2004 and the year ended December 31, 2003 as follows:

	Six months
	ended	Year ended
	June 30,	December 31,
	2004	2003

Petroleum and natural gas sales	$53,311	$82,609
Royalties	(14,088)	(22,750)
Operating expenses	(9,111)	(13,222)

Excess of petroleum and natural gas sales over operating expenses	$30,112	$46,637

(ii)	Accretion of asset retirement obligations decreased by $0.9 million and $1.7 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The accretion expense related specifically to the Spinout Assets.

(iii)	For the nine months ended September 30, 2004 and the year ended December 31, 2003, depletion and depreciation expense has been decreased by $10.7 million and $18.4 million, respectively, to reflect the pro forma decrease in the carrying value of property, plant and equipment of $113.8 million as a result of the transfer of the Spinout Assets.

(iv)	Interest expense has been decreased by $4.0 million and $8.3 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The decrease was allocated based on the pro rata decrease in debt. Debt was reduced on a pro rata basis using the net book value of the property, plant and equipment to be transferred with the Spinout Assets as a proportion of the total acquisition cost.

(v)	Large Corporation Tax has been decreased by $0.1 million and $0.2 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the decrease in Paramount’s long-term debt.

PARAMOUNT RESOURCES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(All tabular amounts expressed in thousands of dollars unless otherwise noted)

(vi)	Future income tax expense (recovery) has increased (decreased) by $7.5 million and $10.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments described above.

b)	The Pro forma Financial Statements as at and for the nine months ended September 30, 2004 and the year ended December 31, 2003, reflect the following additional pro forma adjustments:

(i)	On October 25, 2004, Paramount completed the issuance of 2,500,000 common shares at a price of $23.00 per share for gross proceeds of $57.5 million. On October, 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a “Flow-through” basis at $29.50 per share for gross proceeds of $59.0 million. The estimated net proceeds from the two share issuances is $112.7 million.

(ii)	Pursuant to Paramount’s 7 7/8% and 8 7/8% senior notes, Paramount redeemed on December 30, 2004 US$41.7 million (pro forma adjustment Cdn$52.7 million using September 30, 2004 foreign exchange rate of Cdn$1.2616/US$; actual using December 30, 2004 foreign exchange rate of Cdn$1.2362/US$ is Cdn$51.6 million) aggregate principal amount of its 7 7/8% senior notes due 2010 and US$43.8 million (pro forma adjustment Cdn$55.2 million using September 30, 2004 foreign exchange rate of Cdn$1.2616/US$; actual using December 30, 2004 foreign exchange rate of Cdn$1.2362/US$ is Cdn$54.1 million) aggregate principal amount of its 8 7/8% senior notes due 2014. The redemption price is US$1,078.75 per US$1,000 principal amount of the 7 7/8% senior notes and US$1,088.75 per US$1,000 principal amount of the 8 7/8% senior notes plus, in each case, accrued and unpaid interest on the amount being redeemed to the redemption date. The amount being redeemed represents approximately 29% of the US$300 million aggregate principal amount of senior notes currently outstanding. Long-term debt has been reduced by $107.9 million to reflect the redemption. The premium paid on redemption of the notes of $9.0 million, is reflected as an adjustment to retained earnings as at September 30, 2004. Other assets and retained earnings decreased by $3.2 million as at September 30, 2004 to reflect the reduction in deferred financing costs upon redemption of the senior notes. The $9.0 million and $3.2 million adjustments have been presented as pro forma adjustments to retained earnings and have not been presented as adjustments in the unaudited pro forma consolidated statements of earnings as they do not have a continuing impact on the earnings of the Company.

Interest expense decreased by $5.8 million and $5.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, due to the reduction in debt.

(iii)	Interest expense of $7.6 million and $9.6 million has been deducted due to the transfer of the Spinout Assets (note 4(a)(iii)) for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Interest expense of $4.0 million and $8.3 million has been deducted for the transfer of assets that were acquired as part of the $185 Million Acquisition (note 5(a)(iv)) for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Upon completion of the proposed Trust Spinout, no debt will be allocated to the Spinout Assets, and as a result, the interest deduction in note 4(a)(iii) and note 5(a)(iv) is reversed.

As part of the transfer of the Spinout Assets, it is expected that Paramount will receive approximately $190 million in cash. Paramount will also receive approximately $30 million for working capital adjustments. Paramount will use $215.9 million of these proceeds to reduce Paramount’s credit facility. Interest expense decreased by $5.7 million and $9.7 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, due to the assumed reduction in debt of $215.9 million. The interest reduction was calculated at 3.5% and 4.5% for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

(iv)	As a result of the proposed Trust Spinout, a pro forma adjustment to future income taxes and the deferred credit have been reflected on the unaudited pro forma balance sheet as at September 30, 2004. The net adjustment to future tax of $160.5 million, has been reflected as a reduction in the future income tax liability by $140.9 million and an increase in the future tax asset of $19.6 million. The deferred credit has increased by $6.3 million as at September 30, 2004 as a result of the proposed Trust Spinout. These adjustments reflect a reduction in the future tax liabilities anticipated by Paramount as a result of the proposed Trust Spinout.

As a result of the proposed Trust Spinout, a $3.0 million pro forma adjustment to retained earnings has been reflected on the unaudited pro forma balance sheet as at September 30, 2004, reflecting a non recurring Large Corporation Tax charge incurred upon completion of the proposed Trust Spinout. This item has been presented as a pro forma adjustment to retained earnings and has not been presented as an adjustment in the unaudited pro forma consolidated statements of earnings as it does not have a continuing impact on the earnings of the Company.

(v)	Following the completion of the proposed Trust Spinout, the Company would hold approximately 19% of the total issued and outstanding Trust Units. The equity interest in the Trust is recorded at book value of the Spinout Assets which is $79.6 million. The equity income resulting from the investment in the Trust is $13.0 million and $5.3 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

(vi)	As a result of the proposed debt exchange offering, other assets increased by $4.0 million to reflect the estimated costs for the exchange offering. Approximately half of the cost is expected to be recovered from the Trust. Interest expense has increased by

PARAMOUNT RESOURCES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(All tabular amounts expressed in thousands of dollars unless otherwise noted)

$0.2 million and $0.3 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the amortization of issuance costs over eight years.

(vii)	As a result of the debt exchange offering, interest expense has increased by $2.8 million and increased by $7.2 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the interest rate of the new senior notes. Pursuant to the debt exchange, US$36.2 million (pro forma adjustment Cdn$45.6 million using September 30, 2004 foreign exchange rate of Cdn$1.2616/US$) will be paid to holders of existing senior notes to facilitate the exchange. An adjustment for this amount has been reflected as an adjustment to Paramount’s credit facility. The $45.6 million has been presented as an adjustment to retained earnings and has not been presented as an adjustment in the unaudited pro forma consolidated statements of earnings as it does not have a continuing impact on the earnings of the Company. Interest expense increased by $1.4 million and $1.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the increase the Company’s credit facility of $45.6 million. Deferred financing costs decreased by $8.2 million as at September 30, 2004, due to the settlement of the 7 7/8% and 8 7/8% Senior Notes upon completion of the debt exchange.

(viii)	Unrealized foreign exchange gain on US debt increased by $8.2 million and $0.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Upon completion of the proposed Trust Spinout, no debt will be allocated to the Spinout Assets, and as a result, unrealized foreign exchange gain reduction (note 4(a)(iii)) on US debt has been reversed.

(ix)	Pursuant to the plan of arrangement involving Paramount Resources Ltd. (“Paramount”), Paramount proposes to undertake a Trust Spinout. Through the Arrangement, Shareholders will receive in exchange for their Common Shares, one New Common Share and one Trust Unit of Trilogy Energy Trust. Share capital decreased by $154.1 million and retained earnings increased by $154.1 million to reflect the exchange of existing Common Shares for New Common Shares and Trust Units.

(x)	Large Corporation Tax has been increased by $0.3 million and $0.3 million for the nine months ended September 30, 2004 and the year ended December 31, 2004, respectively, as a result of the increase in Paramount’s capital tax base due to the pro forma adjustments above.

(xi)	Future income tax expense increased by $3.2 million and decreased by $3.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments described above.

6.  EFFECT OF RECENT ACCOUNTING PRONOUNCEMENT AND DISCONTINUED OPERATIONS

a)	Asset Retirement Obligations

On January 1, 2004, Paramount retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants’, (“CICA”) recommendations on Asset Retirement Obligations, which require liability recognition for the fair value of retirement obligations associated with long-lived assets. As a result of the retroactive adoption of this recommendation, the following adjustments have been applied to Paramount’s unaudited pro forma consolidated statement of earnings (loss) for the year ended December 31, 2003; Paramount’s accretion of asset retirement obligations has decreased by $0.4 million, depletion and depreciation has increased by $2.9 million, and future income tax recovery has increased by $1.0 million.

b)	Discontinued Operations

On July 27, 2004, Wilson Drilling Ltd. (“Wilson”), a private drilling company in which Paramount owns a 50 percent equity interest, closed the sale of its drilling assets for $32 million to a publicly traded Income Trust. The gross proceeds were $19.2 million cash with the balance in exchangeable shares. The exchangeable shares are valued at the fair market value of the purchasers’ shares and can be redeemed for trust units in an income trust subject to customary securities laws and regulations. In connection with the closing of the sale, certain indebtedness related to these operations has been extinguished. For reporting purposes, the results of operations, property, plant and equipment, and the current and long-term debt have been presented as discontinued operations. Prior period financial statements have been reclassified to reflect this change.

On September 10, 2004, Paramount completed the disposition of its 99% interest in a drilling partnership for approximately $1.0 million. For reporting purposes, the drilling partnership has been accounted for as discontinued operations.

Paramount has reclassified a building acquired as a result of the Summit acquisition as an asset held for sale. For reporting purposes, $7.9 million of property, plant and equipment, $6.5 million of current and long-term debt, and $0.2 million of earnings (loss) have been classified as discontinued operations as at, and for the nine months ended September 30, 2004.

PARAMOUNT RESOURCES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(All tabular amounts expressed in thousands of dollars unless otherwise noted)

Selected financial information of the discontinued operations:

	Nine months
	ended	Year ended
	September 30,	December 31,
	2004	2003

Revenue
Other Income	1,224	2,012

Expenses
Interest	548	703
General and administrative	(233)	(367)
Depreciation	886	1,204
(Gain) loss on sale of property and equipment	(6,771)	20

	(5,570)	1,560

Net income (loss) before income tax	6,794	452
Large Corporation Tax and other	1,532	186
Future income tax expense	103	324

Net income (loss) from discontinued operations	5,159	(58)

7.  NET EARNINGS PER COMMON SHARE

The calculation of net income (loss) per common share is based on the basic and diluted weighted average number of common shares outstanding for the period of 58,887 and 59,945, respectively for the nine months ended September 30, 2004 and 60,098 and 60,472, respectively, for the year ended December 31, 2003 before adjustments related to the issuance of common and flow-through shares, note 5(b)(i).

After adjusting for the issuance of common and flow-through shares, note 5(b)(i), the calculation of net income (loss) per common share is based on the basic and diluted weighted average number of common shares outstanding for the period of 63,387 and 64,445, respectively, for the nine months ended September 30, 2004 and 64,598 and 64,972, respectively, for the year ended December 31, 2003.

PARAMOUNT RESOURCES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(All tabular amounts expressed in thousands of dollars unless otherwise noted)

8.  US GAAP RECONCILIATION

The pro forma unaudited consolidated financial statements as at and for the nine months ended September 30, 2004 and the year ended December 31, 2003 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described below. The application of United States generally accepted accounting principles (“US GAAP”) would have the following effects on the Company’s pro forma net earnings (loss) as follows:

	Nine Months
	ended	Year ended
	September 30,	December 31,
	2004	2003

Net earnings (loss) for the period	$37,108	$(8,305)
Adjustments, net of tax
Forward foreign exchange contracts and other financial instruments(a)	124	1,640
Impairments and related change in depletion and depreciation(c)	1,694	7,046
Short-term investments(d)	163	428
General and administrative(f)	(2,551)	263
Earnings (loss) from discontinued operations(g)	—	(8,593)

Earnings (loss) before discontinued operations and change in accounting policy	36,538	(7,521)
Earnings from discontinued operations, net of tax(g)	—	8,593
Change in accounting policy — asset retirement obligations, net of tax(h)	—	(4,127)

Net earnings (loss) for the period — US GAAP	$36,538	$(3,055)

Net earnings (loss) per common share before discontinued operations and change in accounting policy for the period — US GAAP
Basic	$0.58	$(0.12)
Diluted	$0.58	$(0.12)
Net earnings (loss) per common share for the period — US GAAP
Basic	$0.58	$(0.05)
Diluted	$0.57	$(0.05)

The application of US GAAP would have the following effect on the consolidated balance sheets as at September 30, 2004:

	September 30, 2004

	As Reported	US GAAP

Assets
Short term investments(d)	$11,715	$12,700
Financial instruments(a)	1,531	—
Future tax asset(a)(b)(c)(d)(f)	19,574	9,076
Property, plant and equipment(c)	669,008	694,569

Liabilities
Deferred hedging loss(a)	$—	$—
Deferred revenue(a)	—	—
Financial instruments(a)	2,275	538
Shareholders’ equity
Retained earnings(a)(c)(d)(f)	$319,160	$332,465

        (a)  Forward foreign exchange contracts and other financial instruments

Prior to January 1, 2004, Paramount had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in income concurrently with the hedged transaction. Accordingly, the fair value of contracts deemed to be hedges was not previously reflected in the balance sheet, and changes in fair value were not reflected in earnings. As disclosed in note 2 of the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004, effective January 1, 2004, the Company has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes, thus eliminating this US/ Canadian GAAP difference in future periods.

PARAMOUNT RESOURCES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(All tabular amounts expressed in thousands of dollars unless otherwise noted)

For US purposes, the Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities”. With the adoption of this standard, all derivative instruments are recognized on the consolidated balance sheet at fair value. The statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings (loss) unless specific hedge accounting criteria are met.

Under US GAAP for the nine months ending September 30, 2004, the deferred financial instrument asset of $1.5 million and the deferred financial instrument liability of $0.8 million described in note 2 of the unaudited interim consolidated financial statements as at September 30, 2004 and for the nine months then ended, would not be recorded for US GAAP purposes. Amortization of the deferred financial instrument asset and liability of $0.2 million (net of tax — $0.1 million) for the nine months ended September 30, 2004 would not have been recognized in earnings (loss) for US GAAP purposes. For the year ended December 31, 2003, additional income of $2.7 million (net of tax — $1.6 million) would have been recorded.

        (b)  Future income taxes

The Canadian liability method of accounting for income taxes is similar to the provisions of US SFAS No. 109 “Accounting for Income Taxes”, which requires the recognition of deferred tax assets and liabilities (referred to as future taxes under Canadian GAAP) for the expected deferred tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. For the nine months ended September 30, 2004 and the year ended December 31, 2003, this difference did not impact the Company’s financial position or results of operations.

        (c)  Impairments

Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the Canadian Institute of Chartered Accountants (the “CICA”) implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/ Canadian GAAP difference going forward.

For the nine month ended September 30, 2004 and the year ended December 31, 2003, no impairment charge would be recorded and a reduction in depletion and depreciation expense of $2.8 million (net of tax — $1.7 million) and $11.7 million (net of tax — $7.0 million), respectively, would be recorded due to impairment charges recorded in fiscal 2002 and 2001 under US GAAP.

        (d)  Short-term investments

Under US GAAP, equity securities that are bought and sold in the short-term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings (loss) as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings (loss) until the security is sold. As at September 30, 2004 and December 31, 2003, the Company had unrealized holding gains of $1.0 million (net of tax — $0.6 million) and $0.7 million (net of tax — $0.4 million), respectively. The net increase of $0.3 million (net of tax — $0.2 million) has been recorded for US GAAP purposes for the nine months ended September 30, 2004. The Company had unrealized holding gains of $0.7 million (net of tax — $0.4 million), as at December 31, 2003.

        (e)  Other comprehensive income (loss)

Under US GAAP, certain items such as the unrealized gains or losses on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income (loss). In these unaudited pro forma consolidated financial statements, there are no comprehensive income (loss) items other than net earnings (loss).

        (f)   Stock-Based Compensation

The Company has granted stock options to selected employees, directors and officers. For US GAAP purposes, SFAS 123, “Accounting for Stock-Based Compensation”, requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost.

PARAMOUNT RESOURCES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(All tabular amounts expressed in thousands of dollars unless otherwise noted)

The following table summarizes the pro forma effect on earnings (loss) had the Company recorded the fair value of options granted:

	Nine Months Ended	Year Ended
	September 30, 2004	December 31, 2003

Net earnings (loss) for the period — US GAAP	$36,538	$(3,055)
Stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects	2,551	(263)

Pro forma net earnings (loss) — US GAAP	$39,089	$(3,318)

Net earnings (loss) per common share
Basic
as reported	$0.58	$(0.05)
pro forma	$0.62	$(0.05)
Diluted
as reported	$0.57	$(0.05)
pro forma	$0.61	$(0.05)

Under APB Opinion 25, the re-pricing of outstanding stock options under a fixed price stock option plan results in these options being accounted for as variable price options from the date of the modification until they are exercised, forfeited or expire. For the nine months ended September 30, 2004 and the year ended December 31, 2003, an additional $3.4 million (2003 — $0.3 million) would have been recorded as general and administrative expense related to the re-pricing of outstanding stock options and for the nine months ended September 30, 2004 and the year ended December 31, 2003, $0.8 million (2003 — $0.6 million) of general and administrative expenses related to stock options under Canadian GAAP would be reversed as the Company has chosen not to fair value account for its options using the fair value method under SFAS 123.

(g)	Discontinued operations

Under US GAAP, the PET transaction would be accounted for as discontinued operations as the applicable criteria set out in SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” had been met. Accordingly, net earnings (loss) from discontinued operations would have totalled $nil and $12.9 million (net of tax — $8.6 million) for the nine months ended September 30, 2004 and year ended December 31, 2003 or $nil and $0.13 per basic and diluted common share, respectively.

(h)	Asset retirement obligations

Effective January 1, 2004, the Company has retroactively adopted, with restatement, the CICA recommendations on Asset Retirement Obligations. For US GAAP purposes, the Company has adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”, effective January 1, 2003. For US GAAP, the cumulative impact upon adoption of SFAS No. 143 for the year ended December 31, 2003, is a $6.8 million (net of tax — $4.1 million) charge to earnings (loss) or $0.06 per basic and diluted common share. For Canadian GAAP purposes, upon adoption on January 1, 2004, the retroactive effect of this pronouncement on prior years was reflected in opening retained earnings (loss) for the earliest period presented.

APPENDIX F

INFORMATION CONCERNING TRILOGY ENERGY TRUST

INFORMATION CONCERNING THE TRUST

      The Trust has been created for the purpose of indirectly acquiring and managing certain natural gas and petroleum properties currently owned by Paramount. Following completion of the Trust Spinout, the Spinout Assets will be held by the Limited Partnership, an indirect wholly-owned subsidiary of the Trust.

DESCRIPTION OF THE TRUST’S PROPERTIES

      The Spinout Assets, in the East Kaybob and Marten Creek areas of Alberta, are primarily developed, high working interest, lower decline properties that are geographically concentrated with many infill drilling opportunities and good access to owned infrastructure and processing facilities.

      The Spinout Assets are currently producing approximately 25,000 Boe/d, comprised of approximately 120 MMcf/d of natural gas and 5,000 Bbl/d of crude oil and natural gas liquids. The Paddock Lindstrom Report has assigned, as of December 31, 2004, 44,722 MBoe of Proved Reserves and 64,254 MBoe of Proved plus Probable Reserves to the Spinout Assets, before deduction of royalties.

      The portfolio of Spinout Assets are considered by Paramount to be ideal candidates for inclusion within an energy trust as Paramount has been able to generate a significant inventory of low risk downspacing locations in this predominantly tight gas resource play.

      The following table sets forth certain, production, cash flow, reserves and Reserve Life Index information respecting the Spinout Assets, all of which are located in Alberta.

							Proved Plus
	Actual	Pro forma			Proved Plus	Proved	Probable
	Average Daily	Average Daily	Net Cash	Proved	Probable	Reserve	Reserve
Property	Production(1)	Production(2)	Flow(3)(4)	Reserves(5)	Reserves(5)	Life Index(6)	Life Index(6)

	(Boe/d)	(Boe/d)	($000s)	(MBoe)	(MBoe)	(years)	(years)
East Kaybob	18,817	22,260	$164,647	41,714	60,008	5.12	7.37
Marten Creek	1,432	2,357	10,580	3,008	4,246	3.49	4.92

Total	20,249	24,617	175,227	44,722	64,254	4.96	7.13

Notes:

(1)	Actual production for the year ended December 31, 2004.

(2)	Pro forma production for the year ended December 31, 2004. Pro forma production has been calculated as if the Trust had acquired the Spinout Assets on January 1, 2004.

(3)	For the nine months ended September 30, 2004.

(4)	Net cash flow is calculated as revenues less royalties and operating costs.

(5)	Reserves as at December 31, 2004 based on the Paddock Lindstrom Report.

(6)	Based on pro forma production for the twelve months ended December 31, 2004 and reserves as at December 31, 2004 based on the Paddock Lindstrom Report.

     The following is a description of the Spinout Assets to be held by the Limited Partnership following completion of the Trust Spinout. The quantity of reserves contained in the following property descriptions are derived from the Paddock Lindstrom Report. All reserves for the Spinout Assets are stated before the deduction of royalties, unless otherwise indicated. Production, operating costs, land, well and working interest information has been provided by Paramount.

East Kaybob, Alberta

      This property represented 93% of the production from the Spinout Assets for the year ended December 31, 2004 and 93% of the Proved Reserves and 93% of the Proved plus Probable Reserves attributable to the Spinout Assets as at December 31, 2004. The Limited Partnership will operate the majority of this area, which, as at December 31, 2004, produced approximately 22,200 Boe/d, comprised of approximately 103 MMcf/d of natural gas and 5,000 Bbl/d of crude oil and natural gas liquids. The Paddock Lindstrom Report has assigned, as at December 31, 2004, 41,714 MBoe of Proved Reserves and 60,008 MBoe of Proved plus Probable Reserves to this area. The General Partner estimates the Proved plus Probable Reserve Life Index for this property to be 7.37 years based on Proved plus Probable Reserves attributable to the Spinout Assets in the Paddock Lindstrom Report and pro forma production from the Spinout Assets for the twelve months ended December 31, 2004. The East Kaybob area contains 656 (436.6 net) producing wells. The

Limited Partnership will also hold 356,927 (333,203 net) developed acres and 373,362 (333,203 net) undeveloped acres of land in this area.

      The wells in this area produce primarily from the Viking, Gething, Montney and Swan Hills formations which have a well depth of 1,500 to 3,500 metres. Other potential in this area is believed by the General Partner to be contained in the Spirit River, Belly River and Nordegg formations.

      The natural gas production from this property will be processed at three Trust-operated natural gas plants in which the Limited Partnership will hold a 75% working interest. These plants are expected to process approximately 58% of the Limited Partnership’s natural gas production in this area. The Limited Partnership will also hold a 65% interest in the three Trust-operated oil batteries, which are expected to process approximately 64% of the Limited Partnership’s oil and condensate production in this area.

      Operating costs for this area were $5.96/Boe in 2003 and were $6.04/Boe for the nine months ended September 30, 2004.

Marten Creek, Alberta

      This property represents 7% of the production for the Spinout Assets for the year ended December 31, 2004 and 7% of the Proved Reserves and 7% of the Proved plus Probable Reserves attributable to the Spinout Assets as at December 31, 2004. The Limited Partnership will operate the majority of this area, which, as at December 31, 2004, produced approximately 2,800 Boe/d, comprised of approximately 17 MMcf/d of natural gas. The Paddock Lindstrom Report has assigned, as at December 31, 2004, 3,008 MBoe of Proved Reserves and 4,246 MBoe of Proved plus Probable Reserves to this area. The General Partner estimates the Proved plus Probable Reserve Life Index for this property to be 4.92 years based on Proved plus Probable Reserves attributable to the Spinout Assets in the Paddock Lindstrom Report and pro forma production from the Spinout Assets for the twelve months ended December 31, 2004. The Marten Creek area contains 36.0 (36.0 net) producing wells. The Limited Partnership will also hold 26,880 (26,880 net) developed acres and 117,120 (115,200 net) undeveloped acres of land in this area.

      The wells in this area produce primarily from the Viking, Clearwater and Wabiskaw formations which have a well depth of 300-500 metres and horizontal laterals of up to 200 metres in length.

      The main gathering system and processing plant in this area is operated by a midstream processing company.

      Operating costs for this area were $7.95/Boe for the nine months ended September 30, 2004.

Undeveloped Lands and Other Opportunities

      Approximately 490,483 (447,517 net) acres of undeveloped lands in proximity to existing producing properties will form part of the Spinout Assets.

      The General Partner will identify and continue to evaluate additional opportunities to increase cash flow from the Spinout Assets by optimizing recovery and production, and implementing additional operational efficiencies to lower operating expenses. Additional opportunities to enhance the value of the Spinout Assets through lower risk development activities have been identified. Management believes that these opportunities will allow the Limited Partnership to mitigate declines in production, upgrade its reserves and add to its production at costs that are typically lower than through acquisitions.

Marketing and Risk Management Arrangements

      Following completion of the Trust Spinout, the General Partner may implement a risk management policy to mitigate commodity price and exchange rate uncertainty and may also enter into future commitment agreements to sell the Trust’s production. See “Material Agreements — Call on Production Agreement”.

Oil and Natural Gas Reserves Data and Other Oil and Gas Information

      All reserves attributable to the Spinout Assets were determined through an independent engineering evaluation completed by Paddock Lindstrom, which was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. The Paddock Lindstrom Report was prepared effective December 31, 2004. The following tables set forth information relating to Limited Partnership’s working interest share of reserves, net reserves after royalties and present worth values as at

December 31, 2004. The reserves are reported using constant price and costs as well as forecast prices and costs. Columns may not add in the following tables due to rounding.

      All evaluations of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Spinout Assets. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

      The tax-efficient structure of the Trust should preclude any income taxes from being payable in the Trust or other direct/ indirect Subsidiary entities. Accordingly, after-tax amounts are not shown for the Trust’s reserve data information.

      The Report of Management and Directors on Reserve Data and Other Oil and Gas Information in Form 51-101F3 and the Report on Reserves Data by Paddock Lindstrom in Form 51-101F2 are contained in Appendix G.

Reserves Data — Constant Price and Costs

      The following table summarizes the reserves evaluated at December 31, 2004, using constant price and costs.

			Light
			and Medium		Natural Gas
	Natural Gas		Crude Oil		Liquids		Total

Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net

	(Bcf)	(Bcf)	(Mstb)	(Mstb)	(Mstb)	(Mstb)	(MBoe)	(MBoe)
Proved
Developed producing	170.8	133.2	3,988	3,266	4,756	3,131	37,212	28,595
Developed non-producing	19.7	15.0	351	279	325	227	3,959	3,005
Undeveloped	19.9	14.9	—	—	240	171	3,552	2,660

Total Proved	210.4	163.1	4,339	3,546	5,320	3,529	44,723	34,259
Probable	95.3	73.5	1,755	1,411	1,902	1,299	19,540	14,957

Total Proved plus Probable	305.7	236.6	6,094	4,956	7,222	4,827	64,263	49,217

Net Present Value of Future Net Revenue — Constant Price and Costs

      The following tables summarize the net present values of future net revenue attributable to reserves evaluated at December 31, 2004 for the constant price and costs case. The net present values are reported before income tax at discount values of 0%, 5%, 10%, 15% and 20%.

	Before Income Taxes Discounted at(1)

Reserves Category	0%	5%	10%	15%	20%

	($ millions)
Proved
Developed producing	923.3	748.9	635.8	556.2	496.9
Developed non-producing	91.9	76.0	65.6	58.0	52.1
Undeveloped	71.9	47.5	34.2	25.9	20.3

Total Proved	1,087.2	872.5	735.6	640.1	569.2
Probable	442.1	292.6	213.8	165.4	132.9

Total Proved plus Probable	1,529.3	1,165.1	949.4	805.5	702.1

Note:

(1)	The Net Present Value of Future Net Revenue after income taxes has not been included because the Trust should not be taxable.

Total Future Net Revenue — Constant Price and Costs

      The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2004, using constant price and costs.

						Future Net
					Well	Revenue
			Operating	Development	Abandonment	Before Income
Reserves Category	Revenue	Royalties(1)	Costs	Costs	Costs	Taxes(2)

	($ millions)
Proved	1,850.0	382.0	334.8	25.4	20.7	1,087.2
Proved plus Probable	2,651.0	551.0	475.3	72.8	22.6	1,529.3

Notes:

(1)	Royalties includes crown royalties and overriding royalties and are net of other income.

(2)	The Net Present Value of Future Net Revenue after income taxes has not been included because the Trust should not be taxable.

Future Net Revenue by Production Group — Constant Price and Costs

      The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2004, using the constant price and costs, discounted at 10%.

		Future Net Revenue Before
Reserves Category	Production Group	Income Taxes

		(discounted at 10%)
		($ millions)
Proved	Natural gas(1)	110.0
	Light and medium crude oil (2)	621.6
	Other revenue	4.0

Total Proved		735.6

Proved plus Probable	Natural gas(1)	140.1
	Light and medium crude oil (2)	805.2
	Other revenue	4.2

Total Proved plus Probable		949.4

Notes:

(1)	Natural gas contains associated and non-associated gas (including by-products).

(2)	Light and medium crude oil contains solution gas and other by-products.

Reserves Data — Forecast Prices and Costs

      The following table summarizes the reserves evaluated at December 31, 2004, using Paddock Lindstrom’s forecast prices and costs.

			Light and
			Medium Crude		Natural Gas
	Natural Gas		Oil		Liquids		Total

Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net

	(Bcf)	(Bcf)	(Mstb)	(Mstb)	(Mstb)	(Mstb)	(MBoe)	(MBoe)
Proved
Developed producing	170.8	134.2	3,988	3,295	4,756	3,200	37,210	28,867
Developed non-producing	19.7	15.1	351	281	325	230	3,959	3,033
Undeveloped	19.9	15.2	—	—	240	174	3,552	2,700

Total Proved	210.4	164.5	4,339	3,576	5,320	3,605	44,722	34,600
Probable	95.3	74.6	1,746	1,421	1,902	1,331	19,532	15,185

Total Proved plus Probable	305.7	239.1	6,085	4,998	7,222	4,936	64,254	49,785

Net Present Value of Future Net Revenue — Forecast Prices and Costs

      The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2004 for the Paddock Lindstrom’s forecast prices and costs case. The net present values are reported before income tax at discount values of 0%, 5%, 10%, 15% and 20%.

	Before Income Taxes
	Discounted at(1)

Reserves Category	0%	5%	10%	15%	20%

	($ millions)
Proved
Developed producing	866.7	709.1	608.6	538.0	485.3
Developed non-producing	89.5	73.8	64.1	57.1	51.7
Undeveloped	72.6	47.3	33.9	25.8	20.3

Total Proved	1,028.9	830.2	706.6	620.9	557.3
Probable	429.8	276.7	201.0	155.9	125.9

Total Proved plus Probable	1,458.7	1,106.8	907.6	776.8	683.2

Note:

(1)	The Net Present Value of Future Net Revenue after income taxes has not been included because the Trust should not be taxable.

Total Future Net Revenue — Forecast Prices and Costs

      The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2004 using Paddock Lindstrom’s forecast prices and costs.

					Well	Future Net
			Operating	Development	Abandonment	Revenue Before
Reserves Category	Revenue	Royalties(1)	Costs	Costs	Costs	Income Taxes(2)

	($ millions)
Proved	1,819.8	357.1	381.8	25.7	26.4	1,028.9
Proved plus Probable	2,645.6	516.9	565.3	73.7	31.0	1,458.7

Notes:

(1)	Royalties includes crown royalties the overriding royalties and are net of other income.

(2)	The Net Present Value of Future Net Revenue after income taxes has not been included because the Trust should not be taxable.

Future Net Revenue by Production Group — Forecast Prices and Costs

      The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2004 using Paddock Lindstrom’s forecast prices and costs, discounted at 10%.

		Future Net Revenue
Reserves Category	Production Group	Before Income Taxes

		(discounted at 10%)
		($ millions)
Proved	Natural gas(1)	90.5
	Light and medium crude oil (2)	612.3
	Other revenue	3.8

Total Proved		706.6

Proved plus Probable	Natural gas(1)	113.8
	Light and medium crude oil (2)	789.8
	Other revenue	4.0

Total Proved plus Probable		907.6

Notes:

(1)	Natural gas includes associated and non-associated gas (including by-products).

(2)	Light and medium crude oil includes solution gas and other by-products.

Notes:

     The following definitions form the basis of classification for reserves presented in the Paddock Lindstrom Report:

“Gross Reserves” are defined as the reserves owned before deduction of any royalties.

“Net Reserves” are defined as the gross reserves of the properties in which an interest is held, less all royalties and interest owned by others.

“Probable Reserves” are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

“Proved Reserves” are those reserves that can be estimates with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(a)	“Developed Reserves”

Those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(b)	“Developed Producing Reserves”

Those reserves that are expected to be recovered from completion intervals open at the time of estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(c)	“Developed Non-producing Reserves”

Those reserves that either have not been on production or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d)	“Undeveloped Reserves”

Those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Summary of Pricing and Inflation Rate Assumptions

      The following tables summarize the prices and costs used in the Paddock Lindstrom Report in calculating the net present value of future net revenue attributable to reserves.

Constant Price and Costs

Estimated
				Edmonton	Bow River	Corporate
	Segregated	Edmonton	Edmonton	Light Crude	Medium	Average	Exchange
	Condensate	Butane	Propane	Oil	Crude Oil	Plantgate	Rate(1)

	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Mcf)	(US$/Cdn$)
2004	54.36	42.06	35.71	50.96	26.27	6.50	0.82

Note:

(1)	Exchange rates used to generate the benchmark reference prices in this table.

Forecast Prices and Costs

	US Henry			Edmonton
	Hub Gas	Average		Reference				Inflation	Exchange
	Price	AGRP	WTI	Price	Condensate	Butane	Propane	Rates(1)	Rate(2)

	(US$/MMbtu)	(Cdn$/MMbtu)	(US$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(%/year)	(US$/Cdn$)
2005	6.30	6.55	42.00	50.22	50.22	37.16	30.13	2%	0.82
2006	6.10	6.34	40.00	47.76	47.76	34.87	28.66	2%	0.82
2007	5.90	6.07	37.50	44.69	44.69	32.18	26.81	2%	0.82
2008	5.70	5.81	35.00	41.62	41.62	29.14	24.97	2%	0.82
2009	5.50	5.54	33.00	39.16	39.16	27.41	23.50	2%	0.82

Notes:

(1)	Inflation rates for forecasting prices and costs.

(2)	Exchange rates used to generate the benchmark reference prices in this table.

Additional Information Relating to Reserves Data

Undeveloped Reserves

      The following table summarizes the gross proved undeveloped reserves in respect of the Spinout Assets for the most recent five financial years, using forecast prices and costs.

Product	2004	2003	2002	2001	2000

Natural gas (Bcf)	19.9	3.5	3.9	—	4.3
Light and medium crude oil (MBbl)	—	437	437	328	—
Natural gas liquids (MBbl)	240	55	46	—	—

      These reserves are classified as proved undeveloped if they are expected to be recovered from new wells on previously undrilled acreage with untested reservoir characteristics, or they are reserves from existing wells that require major capital expenditure to bring them on production.

      The following table summarizes the gross probable undeveloped reserves in respect of the Spinout Assets for the most recent five financial years, using forecast prices and costs.

Product	2004	2003	2002	2001	2000

Natural gas (Bcf)	40.2	2.7	3.3	1.4	11.3
Light and medium crude oil (MBbl)	225	109	219	202	—
Natural gas liquids (MBbl)	484	38	30	5	5

      These reserves are classified as probable undeveloped when analysis of drilling, geological, geophysical and engineering data does not demonstrate them to be proved under current technology and existing economic conditions; however, this analysis does suggest that there is a likelihood of their existence and future recovery.

Future Development Costs

      The following table describes the estimated future development costs deducted in the estimation of future net revenue. The costs are per reserve category and quoted on an undiscounted basis and at a discount rate of 10%.

	2005E		2006E		2007E		2008E		2009E

Reserve Category	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%

	($ millions)
Proved:
Constant Price case	18.7	17.8	5.9	5.1	—	—	—	—	—	—
Forecast Price case	18.7	17.8	5.9	5.1	—	—	—	—	—	—
Proved and Probable:
Constant price case	62.4	59.5	9.0	7.8	—	—	—	—	0.1	—
Forecast price case	62.4	59.5	9.0	7.8	—	—	—	—	0.1	—

      It is expected that funding for future development costs will come from the Limited Partnership’s cash flow, a properly managed debt funding program and, in some cases, equity issues.

Other Oil and Gas Information

Oil and Gas Properties and Wells

      As at December 31, 2004, the Spinout Assets had an interest in 946 gross (628.8 net) producing and non-producing oil and natural gas wells as follows:

	Producing		Non-producing(1)

	Gross(2)	Net(3)	Gross(2)	Net(3)

Crude Oil Wells
East Kaybob	125	84.9	53	32.3
Marten Creek	—	—	—	—

Subtotal	125	84.9	53	32.3

Natural Gas Wells
East Kaybob	531	351.7	183	105.9
Marten Creek	36	36.0	18	18.0

Subtotal	567	387.7	201	123.9

Total	692	472.6	254	156.2

Notes:

(1)	“Non-producing” wells are wells considered capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2)	“Gross” wells means the number of wells in which the Trust has a working interest or a royalty interest or a royalty interest that may be convertible to a working interest.

(3)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by the Trust’s percentage working interest therein.

Properties with No Attributed Reserves

      The Spinout Assets included properties with no attributed reserves at December 31, 2004 of 490,483 gross (448,403 net) acres, all located in Alberta which is approximately 56% of the gross land holdings. As at December 31, 2004, there were 121,280 (81,816 net) acres of undeveloped lands that were due to expire in 2005 contained within the Spinout Assets. Of this total, 12,320 (7,862 net) acres of undeveloped lands due to expire in 2005 have had dry and abandoned wells on them. The other 108,960 (73,954 net) acres have not been tested as of December 31, 2004.

Forward Contracts

      There are no future commitments to sell natural gas and oil and natural gas liquids in respect of the Spinout Assets at particular prices.

Abandonment & Reclamation Costs

      As at December 31, 2004, the Spinout Assets had 649.1 net wells capable of production for which it expected to incur abandonment and reclamation costs.

      Estimated abandonment and reclamation costs, net of estimated salvage value, for surface leases, wells, facilities and pipelines, undiscounted and discounted at 10 percent, are $82.2 million and $53.9 million, respectively. The future net revenue disclosed above based on the Paddock Lindstrom Report does not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The Paddock Lindstrom Report deducted $22.6 million (undiscounted) and $9.4 million (10 percent discount) for abandonment and reclamation costs for wells only in estimating the future net revenue disclosed herein.

      It is not expected that any material amounts with respect to abandonment and reclamation costs will be incurred in the next three financial years.

Tax Horizon

      As a result of the Trust’s tax-efficient structure, income for tax purposes is transferred from the operating entities to the Trust. From the Trust, this income is then passed on to Unitholders in the form of distributions. As such, no income tax liability is expected to be incurred by the Trust as long as it maintains its mutual fund trust status and organizational tax structure.

Costs Incurred

      The following table summarizes the costs incurred in each quarter of the first three quarters of 2004 for property acquisitions, exploration and development costs.

Cost Type	Q3	Q2	Q1

	($ millions)
Acquisitions (corporate and property)
Proved properties	$—	$168.0	$—
Unproved properties	$4.1	$8.9	$1.1
Exploration	$—	$—	$0.6
Development (including facilities)	$17.5	$18.1	$25.9

Total	$21.6	$195.0	$27.6

Exploration and Development Activities

      The following table summarizes the results of drilling activities conducted on the Spinout Assets for each of the last two fiscal years. The working interest in certain of these wells may change after payout.

	2004		2003

	Gross(1)	Net(2)	Gross(1)	Net(2)

Development Wells(3)
Gas	56	44.3	60	38.4
Oil	8	6.2	8	8.0
Service	—	—	—	—
Dry	—	—	—	—

Subtotal	64	50.5	68	46.4

Exploratory Wells(4)
Gas	8	3.5	3	1.5
Oil	—	—	2	—
Dry	1	0.3	—	—

Subtotal	9	3.8	5	1.5

Total wells	73	54.3	73	47.9

Success rate	99%	100%	100%	100%

Notes:

(1)	“Gross” wells means the number of wells in which the Trust has a working interest or a royalty interest or a royalty interest that may be converted to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by the Trust’s percentage working interest therein.

(3)	“Development” well is a well drilled within or in close proximity to a discovered pool of petroleum or natural gas.

(4)	“Exploratory” well is a well drilled either in search of a new and as yet undiscovered pool of petroleum or natural gas or with the expectation of significantly extending the limit of a pool that is partly discovered.

     The total capital budget for the Trust for 2005 is estimated at $100 million. Much of the activity in 2005 will focus on development. The following table describes the estimated capital budget per core area:

Area	2005E

($ millions)
East Kaybob	$85
Marten Creek	$15

Total	$100

Note:

(1)	Paddock Lindstrom has estimated the capital expenditures for the Spinout Assets to be $62.4 million in its evaluation.

Production Estimates

      The following table summarizes Paddock Lindstrom’s estimated total production for 2005 using constant price and costs.

	Estimated Production —
	Constant Price and Costs

	Proved	Proved plus Probable

Natural gas (MMcf)	39,430	44,390
Light and medium crude oil (MBbls)	952	1,118
Natural gas liquids (MBbls)	873	950

Total (MBoe)	8,396	9,467

      The following table summarizes Paddock Lindstrom’s estimated total production for 2005 using forecast prices and costs.

	Estimated Production —
	Forecast Prices and Costs

	Proved	Proved plus Probable

Natural gas (MMcf)	39,430	44,390
Light and medium crude oil (MBbls)	952	1,118
Natural gas liquids (MBbls)	873	950

Total (MBoe)	8,396	9,467

Production History

      The following tables summarize daily sales volume results for the Limited Partnership on a quarterly and annual basis for 2004 and 2003, respectively.

	2004	Q4	Q3	Q2	Q1

Produced gas (MMcf/d)	98.3	118.6	103.9	89.7	80.5
Light and medium crude oil (Bbl/d)	1,817	2,889	2,702	843	811
Natural gas liquids (Bbl/d)	2,057	2,783	2,502	1,473	1,456

	2003	Q4	Q3	Q2	Q1

Produced gas (MMcf/d)	77.6	71.3	79.4	75.8	83.9
Light and medium crude oil (Bbl/d)	767	748	805	671	845
Natural gas liquids (Bbl/d)	1,417	1,347	1,489	1,278	1,554

Note:

(1)	NI 51-101 came into effect on September 30, 2003. NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. As such, for the fourth quarter of 2003 and sub-sequent periods, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

      The following tables summarize the average netbacks for the first three quarters of 2004 and on a quarterly and annual basis for 2003.

	Net Product Price
	Results — 2004

	Q3	Q2	Q1

Natural Gas ($/Mcf)
Price, net of transportation and selling	6.54	6.93	6.72
Royalties	1.54	1.43	1.31
Operating costs(2)	1.34	0.69	0.93

Netback excluding hedge	3.66	4.81	4.48
Hedge	(0.34)	(0.37)	0.29

Netback including hedge	3.32	4.44	4.77

Light and Medium Crude Oil ($/Bbl)
Price, net of transportation and selling	55.69	50.37	50.34
Royalties	10.09	8.99	9.79
Operating costs(2)	6.03	6.66	11.61

Netback excluding hedge	39.57	34.72	28.94
Hedge	(2.15)	(5.35)	(6.42)

Netback including hedge	37.42	29.37	22.52

Natural Gas Liquids ($/Bbl)
Price, net of transportation and selling	50.04	43.03	38.92
Royalties	8.57	7.84	8.67
Operating costs(2)	6.42	3.61	6.88

Netback	35.05	31.58	23.37

	Net Product Price Results — 2003

	2003	Q4	Q3	Q2	Q1

Natural Gas ($/Mcf)
Price, net of transportation and selling	6.07	5.41	5.65	5.62	7.45
Royalties	1.36	1.16	1.14	1.43	1.68
Operating costs(2)	0.98	1.80	0.89	0.66	0.66

Netback excluding hedge	3.73	2.45	3.62	3.53	5.11
Hedge	(0.94)	0.17	(0.71)	(1.13)	(1.95)

Netback including hedge	2.79	2.62	2.91	2.40	3.16

Light and Medium Crude Oil ($/Bbl)
Price, net of transportation and selling	40.15	32.97	40.91	42.93	43.70
Royalties	7.11	6.45	5.36	7.94	8.74
Operating costs(2)	7.06	6.57	4.07	7.48	10.09

Netback excluding hedge	25.98	19.95	31.48	27.51	24.87
Hedge	(3.92)	(4.36)	(3.38)	(1.95)	(5.64)

Netback including hedge	22.06	15.59	28.10	25.56	19.23

Natural Gas Liquids ($/Bbl)
Price, net of transportation and selling	37.27	38.73	35.00	34.50	40.49
Royalties	8.19	6.26	7.86	6.52	11.61
Operating costs(2)	6.06	5.11	6.61	6.03	6.39

Netback	23.02	27.36	20.53	21.95	22.49

Notes:

(1)	NI 51-101 came into effect on September 30, 2003. NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. As such, for the fourth quarter of 2003 and subsequent periods, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

(2)	Operating costs include all costs related to the operation of wells, facilities and gathering systems. Processing revenue has been deducted from these costs.

     The following table summarizes production volumes from the Spinout Assets for 2004 and 2003.

Production Volume	2004	2003

Natural Gas (MMcf)
East Kaybob	32,816	28,313
Marten Creek	3,144	—

Total	35,960	28,313

Light and Medium Crude Oil (MBbl)
East Kaybob	665	280
Marten Creek	—	—

Total	665	280

Natural Gas Liquids (MBbl)
East Kaybob	753	517
Marten Creek	—	—

Total	753	517

Environmental and Safety Matters

      The Trust and its operating subsidiaries, through the General Partner, intend to conduct their operations with a commitment to the health of their employees and the public, as well as the long-term enhancement and protection of the environment, in accordance with Paramount’s existing practices. The General Partner intends to perform all work safely and to comply with all corporate and regulatory requirements. The General Partner intends to continue to operate (through Paramount Resources pursuant to the Services Agreement) in a manner consistent with and, where applicable, build on the comprehensive safety, health and environment program of Paramount, which outlines responsibilities and corporate and regulatory standards, as well as provides tools to assist employees and contractors to work safely and to meet or exceed regulatory requirements.

      The Limited Partnership will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the Spinout Assets upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow. Those obligations will reduce the amount of cash that is ultimately payable to the Trust and the Unitholders. The General Partner estimates that the future environmental and reclamation obligations in respect of the Spinout Assets will aggregate approximately $82.2 million, on an undiscounted basis, over the life of the Spinout Assets.

      The estimates of reserves associated with the Spinout Assets and the present worth of future net cash flows from such reserves contained in the Paddock Lindstrom Report are stated prior to any provision for well and facility abandonment and site restoration costs.

Insurance

      The Limited Partnership will carry suitable insurance policies to provide protection for its working interest in the Spinout Assets. Insurance policies will cover property damage, general liability and, for certain properties, business interruption. The ongoing level, type and maintenance of insurance will be determined by the General Partner based upon the availability and cost of such insurance and the General Partner’s perception of the risk of loss. The cost of insurance reduces the amount of the cash that is ultimately payable to the Trust and the Unitholders. See “Risk Factors — Risks Related to the Trust’s Properties and Assets — Environmental Concerns”.

SELECTED HISTORICAL FINANCIAL INFORMATION

      The following selected historical financial information for the Spinout Assets has been derived from and should be read in conjunction with the Kaybob and Marten Creek properties financial statements and notes thereto included in this Appendix F.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(unaudited)	(unaudited)	(audited)	(audited)	(audited)

	(in $000s)
Revenues from natural gas and liquids	$212,214	$160,100	$202,263	$143,456	$186,428
Less: Royalties	44,133	35,949	44,759	33,685	41,490

	$168,081	$124,151	$157,504	$109,771	$144,938
Operating expenses	30,945	19,992	32,866	27,289	20,839

Excess of revenue over operating expenses	$137,136	$104,159	$124,638	$82,482	$124,099

PRO FORMA DISTRIBUTABLE CASH

      The following is a summary of selected pro forma financial information for the Spinout Assets indirectly owned by the Trust following the completion of the Trust Spinout, for the period indicated.

      Management of Paramount have provided the following analysis to assist Securityholders in analyzing the amounts of Distributable Cash that would be available to the Trust for distribution to Unitholders following completion of the Trust Spinout had the Trust been in existence for the nine month period ended September 30, 2004. This analysis was prepared on the assumption that the Trust Spinout had been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Paramount have, based upon their review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amount shown below.

      The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.

Pro Forma
Nine Months Ended
September 30, 2004

(000s, except per
Trust Unit figures)
(unaudited)
Cash from Operations	$158,648
Add/(Deduct):
Provision for capital expenditures	(72,145)
Funds drawn from long-term debt and working capital	16,618

Distributable Cash(1)	$103,121

Distributable Cash per Trust Unit for the period	$1.31

Total Trust Units (2)	78,880

Notes:

(1)	Distributable Cash is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities. It is anticipated that the Trust will distribute approximately 65% of the Limited Partnership’s cash flow to Unitholders in monthly distributions. It is expected the Distributable Cash will be substantially all taxable.

(2)	Total Trust Units is calculated by multiplying the number of Common Shares issued and outstanding on February 22, 2005 by 1.2345679012 to give effect to the Trust Units that will be held by the Shareholders and Paramount following completion of the Trust Spinout.

     The first cash distribution of the Trust, expected to be $0.16 per Trust Unit, is expected to be paid on May 15, 2005 to Unitholders of record on May 2, 2005.

ILLUSTRATIVE DISTRIBUTABLE CASH

      The following tables illustrate a range of possible amounts of Distributable Cash relating to Trust Units that will be outstanding following completion of the Trust Spinout based on the pro forma Distributable Cash for the nine months ended September 30, 2004. The ranges of possible amounts of Distributable Cash are based on those prices for natural gas and oil set forth in the table and do not take into account the effects of hedging (the Trust will not have any hedging agreements in place initially). For this analysis, the production volumes, royalty rates, operating expenses, expenses associated with the Services Agreement, general and administrative expenses, cash taxes, and capital expenditures have been held constant to the levels shown in the pro forma information for September 30, 2004.

      The tables, and the assumptions on which they are based, do not represent expected performance or results. The Distributable Cash for the nine months ended September 30, 2004 is on a pro forma basis only.

Illustrative Distributable Cash Based on Pro Forma Nine Months Ended September 30, 2004 ($000)

	Natural Gas field Price ($/Mcf)
NYMEX WTI
$U.S./Bbl	4.50	5.00	5.50	6.00	6.50	7.00	7.50	8.00

30.00	59,435	67,126	74,818	82,509	90,200	97,892	105,583	113,275
32.50	61,619	69,311	77,002	84,694	92,385	100,077	107,768	115,459
35.00	63,804	71,495	79,187	86,878	94,570	102,261	109,953	117,644
37.50	65,988	73,680	81,371	89,063	96,754	104,446	112,137	119,829
40.00	68,173	75,864	83,556	91,247	98,939	106,630	114,322	122,013
42.50	70,357	78,049	85,740	93,432	101,123	108,815	116,506	124,198

Illustrative Distributable Cash Based on Pro Forma Nine Months Ended September 30, 2004

(per Trust Unit)

	Natural Gas field Price ($/Mcf)
NYMEX WTI
$U.S./Bbl	4.50	5.00	5.50	6.00	6.50	7.00	7.50	8.00

30.00	0.75	0.85	0.95	1.05	1.14	1.24	1.34	1.44
32.50	0.78	0.88	0.98	1.07	1.17	1.27	1.37	1.46
35.00	0.81	0.91	1.00	1.10	1.20	1.30	1.39	1.49
37.50	0.84	0.93	1.03	1.13	1.23	1.32	1.42	1.52
40.00	0.86	0.96	1.06	1.16	1.25	1.35	1.45	1.55
42.50	0.89	0.99	1.09	1.18	1.28	1.38	1.48	1.57

      The tables set out above illustrate the high degree of sensitivity of cash flows and the resulting return to investors to changes in oil and natural gas prices. The tables are simply an illustration to represent the variance on cash flows given particular oil and gas prices.

      The range of information set forth above is a representative range of possible Distributable Cash and is provided for illustrative purposes only and should not be construed as a forecast or projection. No assurance can be given that the Distributable Cash shown in this analysis will ever be available or realized or that the assumptions of fact made are the most likely to occur. The production levels used in the foregoing tables are merely an arithmetic calculation based on the assumptions set forth above. There can be no assurance that the oil and natural gas prices set forth in the tables will be received for the production of the Trust. Actual production levels will be dependent on numerous factors and may not necessarily reflect the figures used in these tables.

      It is anticipated that the Trust will distribute approximately 65% of the Limited Partnership’s cash flow to Unitholders in monthly distributions.

Note on Distributable Cash

      A return on investment in Trust Units is not comparable to the return on an investment in a fixed-income security. Although the Trust intends to make distributions of its available cash, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including the Trust’s financial performance, debt covenants and obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust is unable to meet its cash distribution targets in the future, and that decline may be significant.

TRILOGY ENERGY TRUST

Trilogy Energy Trust

      The Trust is an open-ended unincorporated investment trust established by the Trust Indenture under the laws of Alberta. The Trust’s assets (which will be held indirectly through the Limited Partnership) will essentially be related to the petroleum and natural gas business and related activities.

      The Trust was created initially for the purposes of indirectly owning the Spinout Assets. The Trust will hold its limited partnership interest in the Limited Partnership through Holding Trust, which is wholly-owned by the Trust. The General Partner, which is a wholly-owned by the Trust, will be the general partner of the Limited Partnership and will hold a general partnership interest in the Limited Partnership. Computershare will be the initial Trustee of the Trust and will also act as registrar and transfer agent for the Trust Units. The beneficiaries of the Trust are holders of the Trust Units. The head office and principal business office of the Trust is located at 4100, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

      The Trust permits Unitholders to participate in the income derived from the Spinout Assets to be owned by the Limited Partnership following completion of the Trust Spinout. Unitholders of the Trust will also participate in income derived from any additional properties which the Limited Partnership or other Subsidiaries of the Trust may acquire subsequent to the acquisition of the Spinout Assets.

      See “Description of the Trust”.

Trilogy Holding Trust

      Holding Trust is an investment trust established by the Holding Trust Declaration of Trust under the laws of Alberta. Holding Trust’s assets (which will be held indirectly through the Limited Partnership) will essentially be related to the petroleum and natural gas business and related activities. At Closing, the Trust will hold all of the issued Holding Trust Units and Holding Trust Notes. Holding Trust will hold its interest in the Spinout Assets and investments indirectly through its ownership of LP Units.

      See “Description of Holding Trust”.

Trilogy Energy L.P.

      The Limited Partnership will be a limited partnership established under the laws of Alberta to carry on the business of the exploitation, development, production and marketing of, natural gas and petroleum (including through the Spinout Assets) and other ancillary matters, including to buy, sell, lease, hold or otherwise acquire and dispose of interests in petroleum and natural gas properties. The General Partner will be the general partner of the Limited Partnership. At Closing, the only limited partner of the Limited Partnership will be Holding Trust, which will hold a 99% limited partnership interest in the Limited Partnership. Holding Trust’s interest in the Limited Partnership will be represented by LP Units and Class A Units. The General Partner will hold a 1% general partnership interest in the Limited Partnership represented by Class A Units.

      See “Description of the Limited Partnership”.

Trilogy Energy Ltd.

      The General Partner, which is a wholly-owned subsidiary of the Trust, will be the general partner of the Limited Partnership and will also be responsible for the administration of, and all significant decisions relating to, the Trust and Holding Trust pursuant to the Administration Agreement. The General Partner will initially retain Paramount Resources pursuant to the Services Agreement to assist the General Partner in providing services to the Limited Partnership in its capacity as general partner of the Limited Partnership and in providing administrative and operating services to the Trust and Holding Trust. The General Partner may from time to time retain other third parties to provide administrative and operating services required by the Trust and its subsidiaries, or may cease to retain any third parties (including Paramount Resources) and provide all such services internally.

      See “Description of the General Partner”.

DIRECTORS AND MANAGEMENT

General

      In general, the General Partner has been allocated the responsibility for significant strategic management and operational decisions of the Trust and its subsidiaries pursuant to the Trust Indenture and the Holding Trust Declaration of Trust and in its capacity as general partner of the Limited Partnership. Subject to the overall supervision and direction of the directors and officers of the General Partner, Paramount Resources will provide administrative and operating services to the General Partner, pursuant to the Services Agreement. See “Material Agreements — Services Agreement”.

Directors and Officers of the General Partner

      The General Partner will have a minimum of three and a maximum of eleven directors. Following completion of the Trust Spinout, there will be six or seven directors of the General Partner. Unitholders will be entitled to cause the election of the General Partner’s directors. Prior to each annual meeting of Unitholders, the Trust will deliver an information circular and form of proxy to Unitholders, seeking the approval of the Unitholders with respect to the election of the General Partner’s directors at such meeting.

      The names, municipalities of residence and principal occupations for the past five years of the officers and known directors of the General Partner that are appointed or will be appointed following completion of the Trust Spinout are set out below:

Name and Municipality of Residence	Position with the General Partner	Principal Occupation

CLAYTON H. RIDDELL	Chairman of the Board and	Chairman of the Board and Chief
Calgary, Alberta	Director	Executive Officer of Paramount

JAMES H.T. RIDDELL	President and Chief Executive	President and Chief Operating
Calgary, Alberta	Officer and Director	Officer of Paramount

ROBERT M. MACDONALD	Director	Independent Businessman
Calgary, Alberta

DONALD F. TEXTOR	Director	Retired
Locust Valley, New York

E. MITCHELL SHIER	Director	Partner with Heenan Blaikie LLP
Calgary, Alberta		practicing oil and gas law

BERNARD K. LEE	Chief Financial Officer	Chief Financial Officer of Paramount
Calgary, Alberta

JOHN WILLIAMS	Chief Operating Officer	Corporate Operating Officer of
Calgary, Alberta		Paramount

CHARLES E. MORIN	General Counsel, Corporate	General Counsel, Corporate
Calgary, Alberta	Secretary and Manager, Land	Secretary and Manager, Land of Paramount

      Outlined below is a brief biography of such directors and officers:

      Clayton H. Riddell, Chairman of the Board and Director Mr. Riddell has been Chairman of the Board and Chief Executive Officer of Paramount since 1978. Mr. Riddell is also the Chairman of the Board of Newalta Corporation, Paramount Energy Trust, as well as a director of Duvernay Oil Corporation. He graduated from the University of Manitoba with a Bachelor of Science, Honours Degree in Geology and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists and the American Association of Petroleum Geologists.

      James H.T. Riddell, President and Chief Executive Officer and Director Mr. Riddell has been President and Chief Operating Officer of Paramount since June 2002 and a director since 2000. From May 1991 until June 2002, he held various positions with Paramount. He graduated from Arizona State University with a Bachelor of Science degree in Geology and from the University of Alberta with a Master of Science degree in Geology. Mr. Riddell has also served on the board of directors of numerous public and private companies.

      Robert M. MacDonald, Director Mr. MacDonald is an independent businessman. He has 27 years energy banking experience specializing in oil and gas financing as a senior officer of several Canadian chartered banks, with 18 years in Alberta and nine in the U.S. His experience includes debt and project financing ranging from strategic alternatives for senior, bridge and mezzanine debt structuring through portfolio management, loan workouts to credit risk management. Mr. MacDonald was Director, Oil & Gas, Commercial Banking from 1998 to 2003 with CIBC World Markets Inc. In 1998, he was Managing Director, Koch Producer Services, the merchant banking arm of a U.S. based energy company. From 1993 to 1998, he was Vice President, Oil & Gas Group with CIBC. Prior to that, Mr. MacDonald held various senior management positions within the financial services industry in the U.S. and Canada. Mr. MacDonald is a member of the Fellow of the Institute of Canadian Bankers where he graduated with honours and has a Bachelor of Business Administration, graduating with distinction. Since 2003, he has been a director of APF Energy Trust and a trustee of Newalta Income Fund, both publicly traded companies, and is a director of Newalta Corporation, the operating entity wholly-owned by Newalta Income Fund.

      Donald F. Textor, Director Mr. Textor was a partner and managing director at Goldman Sachs until his retirement in March 2001. For 22 years he was the firm’s senior security analyst for domestic integrated oils and exploration and production companies. He currently serves on the Board of directors of EOG Resources, Inc. which he joined in 2001. EOG Resources, Inc. is one of the largest independent (non-integrated) oil and gas companies in the United States and is listed on the New York Stock Exchange.

      E. Mitchell Shier, Director Mr. Shier is a lawyer specializing in oil and gas matters. Mr. Shier joined Heenan Blaikie LLP as a partner in its Energy Group in 2002. Prior to this, Mr. Shier was a partner at Gowling Lafleur Henderson LLP, and Ballem MacInnes LLP. Mr. Shier graduated from the University of Alberta with a Bachelor of Laws degree in 1984 and obtained an LLM from the University of Calgary in 1994. He is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association.

      Mr. Shier has previously served on the board of directors of both public and private oil and gas companies and is currently a director of the Small Explorers and Producers Association of Canada (SEPAC), Clean Air Strategic Alliance (CASA) and the Society for Energy and Environmental Development Studies (SEEDS).

      Bernard K. Lee, Chief Financial Officer Mr. Lee has been Paramount’s Chief Financial Officer since May 2003, prior to which he was employed by Alberta Energy Company Ltd. and its successor EnCana Corporation in a variety of senior positions, most recently as Vice-President & Corporate Advisor, Business Ventures, Corporate Development. Mr. Lee graduated from the University of Alberta with a Bachelor of Commerce degree (with distinction) and a Master of Business Administration degree. He has also successfully completed the Executive Program offered by the University of Western Ontario. Mr. Lee was granted the designation of Certified Management Accountant in 1979 by the Society of Certified Management Accountants of Canada.

      John Williams, Chief Operating Officer Mr. Williams is currently Paramount’s Corporate Operating Officer for the Kaybob Operating Unit and has been employed by Paramount since 1998. Prior to joining Paramount, Mr. Williams was employed by various oil and gas companies including Amoco Canada, Crestar Energy and Alberta Energy Company Ltd. Mr. Williams graduated from the University of Alberta in 1988 with a Bachelor of Science, Honours in Geology Degree and is a member of the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta and the Canadian Society of Petroleum Geologists.

      Charles E. Morin, General Counsel, Corporate Secretary and Manager, Land Mr. Morin is Paramount’s General Counsel, Corporate Secretary and Manager, Land and has been with Paramount since 1993. He is also a director of Pan Alberta Gas. Mr. Morin graduated from the University of Manitoba with an honours Bachelor of Arts degree and a Bachelor of Laws degree. He is a member of the Law Society of Alberta, the Canadian Bar Association and the Canadian Association of Petroleum Landmen.

Committees of the Board of Directors

      The board of directors of the General Partner will appoint an audit committee, compensation committee, a corporate governance committee and an environmental, health and safety committee, each consisting of at least three directors. Each of the committees will be comprised either entirely with independent directors or with a majority of independent directors, as required by applicable legal and regulatory requirements. The directors may from time to time establish additional committees. The mandates of each of the committees will be established following completion of the Trust Spinout and will be in compliance with applicable legal and regulatory requirements.

Management Policies

      The business strategy of the Trust is to sustain and grow cash distributions per Trust Unit by focusing primarily on maintaining and increasing natural gas and oil production on a cost effective basis through exploitation of existing reserves, acquisitions and development. The General Partner intends to employ prudent natural gas and oil business practices and utilize the experience of its officers and the Limited Partnership’s employees, along with the initial assistance of Paramount Resources, to achieve these objectives. Upon completion of the Trust Spinout, the Limited Partnership will assume operatorship of the Spinout Assets currently operated by Paramount, to the extent possible.

Remuneration of Directors and Officers

      Each of the directors of the General Partner will receive an annual cash retainer of $10,000 and a payment of $1,000 per meeting attended (including committee meetings) plus reimbursement of expenses for attending such meetings. Until such time as separate management has been established for the Trust, compensation for the General Partner’s officers will be paid under the Services Agreement.

      Paramount Resources will be compensated on a cost reimbursement basis by the General Partner for the time expended by its employees on the business of the Trust and its subsidiaries in accordance with the terms of the Services Agreement. See “Material Agreements — Services Agreement”.

      See also “Trust Unit Compensation Arrangements”.

MATERIAL AGREEMENTS

Services Agreement

      Paramount Resources will, subject to the overall direction and supervision of the General Partner, provide certain operational, administrative and other services to the General Partner in order to assist the General Partner in performing its duties and obligations as general partner of the Limited Partnership and as Administrator of the Trust and Holding Trust. The General Partner may from time to time retain other third parties to provide administrative and operating services required by the Trust and its subsidiaries, or may cease to retain any third parties (including Paramount Resources) and provide all such services internally.

      In providing services to the General Partner, Paramount Resources will act honestly and in good faith and exercise that degree of diligence and skill that a reasonably prudent contractor would exercise in comparable circumstances. Although Paramount Resources may delegate the performance of its duties and obligations to its affiliates or third parties, Paramount Resources will continue to be responsible for the performance of its obligations under the Services Agreement.

      The Services Agreement will terminate on March 31, 2006, subject to extension, unless terminated by either the General Partner or Paramount Resources on six months’ prior written notice. In addition, either the General Partner or Paramount Resources may, by written notice, immediately terminate the Services Agreement in the event of (i) certain events of insolvency, receivership, liquidation or the suspension of the usual business of the other party or in case of the General Partner, the Trust and its subsidiaries, or (ii) a breach by the other party in the performance of a material obligation under the Services Agreement (other than as a result of the occurrence of a force majeure event) which is not remedied within 30 days of receipt of notice of such breach, or when not reasonably capable of being remedied within 30 days, such party fails to take reasonable steps to remedy such default and give reasonable assurances that such default will be amended within a reasonable period of time. The General Partner may also, by written notice, immediately terminate the Services Agreement in the event of a direct or indirect change of control of Paramount Resources if the written consent of the directors of the General Partner has not been obtained prior to such change of control, provided that consent is not required for a change in the holdings of the securities of Paramount.

      Paramount Resources will be reimbursed for all reasonable costs (including expenses of a general and administrative nature, which will be determined in accordance with a formula to be agreed upon by a majority of the independent directors of the General Partner and Paramount Resources from time to time) incurred by Paramount Resources in providing these services. The reimbursement of expenses to Paramount Resources is not intended to provide Paramount Resources with any financial gain or loss.

Call on Production Agreement

      In connection with the marketing of the Limited Partnership’s natural gas production, the Limited Partnership will be party to a Call on Production Agreement with Paramount Resources. Under the Call on Production Agreement, Paramount Resources will have the right to purchase all or any portion of the Limited Partnership’s available natural gas production. The price that Paramount Resources will pay to the Limited Partnership for the natural gas will be no less favourable than the price that Paramount Resources will receive on the resale of the natural gas to Eagle Energy Marketing Canada, L.P. The term of the Call on Production Agreement will be no longer than 5 years. See also Appendix E, “Information Concerning Paramount After the Trust Spinout — Recent Developments”.

DESCRIPTION OF THE TRUST

      The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 4100, 350 — 7th Avenue S.W., Calgary, Alberta, T2P 3N9. The Trust was created for the following purposes:

(a)	acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities (whether debt or equity, of whatever nature or kind) of or issued by Holding Trust and the General Partner from time to time including, without limitation, Holding Trust Units, Holding Trust Notes and securities of the General Partner;

(b)	acquiring or holding royalties or net profits interests in respect of Properties and making any deferred royalty purchase payments which may be required with respect to such other royalties; provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalty relates;

(c)	acquiring, holding or investing in interests or securities of Holding Trust, the General Partner, any other subsidiary of the Trust or any other entity including, without limitation, bodies corporate, partnerships or trusts, any of which holds assets which derive their value from petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity and power generating assets and pipeline, gathering, processing and transportation assets or facilities with or without associated properties;

(d)	borrowing funds and issuing debt securities for the purposes, directly or indirectly, set forth in (a), (b) and (c) above and entering into subordination or hedging arrangements, if any, in relation thereto;

(e)	disposing of any part of the property of the Trust, including, without limitation, any securities of Holding Trust, the General Partner, or any other subsidiary of the Trust and any royalties in respect of Properties;

(f)	temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

(g)	issuing Trust Units and other securities of the Trust for the purposes of:

(i)	obtaining funds to conduct the activities described above, including raising funds for further acquisitions;

(ii)	repayment of any indebtedness or borrowings of the Trust;

(iii)	establishing and implementing unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trust; and

(iv)	making non-cash distributions to holders of Trust Units as contemplated by this Indenture including in specie redemptions and distributions pursuant to distribution reinvestment plans, if any, established by the Trust:

(h)	guaranteeing, indemnifying or acting as a surety for the obligations of its Affiliates pursuant to any indebtedness for borrowed money, credit facilities, including letters of credit, bankers’ acceptances and other similar financing or security arrangements, any obligation or liabilities pursuant to swap or hedging arrangements or any other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities of and mortgaging, charging or granting security interests in any property of the Trust as security for any obligation of the Trust, including obligations under any such guarantee, indemnity or surety;

(i)	granting security in any form, over any or all of the assets of the Trust to secure any or all of the obligations of the Trust;

(j)	repurchasing or redeeming securities of the Trust, including Trust Units, subject to the provisions of the Trust Indenture and applicable law;

(k)	paying costs, fees and expenses associated with the foregoing purposes or incidental thereto;

(l)	carrying out any of the transactions, and entering into and performing any of the obligations of the Trust under any agreements contemplated by this Indenture;

(m)	engaging in all activities ancillary or incidental to any of those activities set forth in paragraphs (a) through (k) above; and

(n)	undertaking all such other activities or taking such other actions including investing in securities as shall be approved by the Administrator from time to time.

      The Trustee is prohibited from acquiring any investment which: (a) would result in the Trust not being considered either a “unit trust” or a “mutual fund trust” for purposes of the Tax Act at the time such investment was acquired; or (b) would, as a direct consequence of such acquisition, cause a Trust Unit to be considered “foreign property” at such time as defined under the provisions of the Tax Act.

      The Trustee will declare payable to the Unitholders all or any part of the Cash Flow of the Trust. The Trust expects to make monthly cash distributions to Unitholders of the income that will be received by the Trust from distributions on the Holding Trust Units after expenses, if any, and any cash redemptions of Trust Units. See “Information Concerning the Trust-Cash Distributions”.

Trust Units

      An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see “Redemption Right”).

      The Trust Units do not represent a traditional investment and should not be viewed by investors as “shares” in the Trust. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The price per Trust Unit will be a function of anticipated distributable income from Holding Trust and the ability of the Limited Partnership to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

      The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Trust (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. Returns on capital are generally taxed as ordinary income in the hands of a Unitholder resident in Canada. Returns of capital are generally non-taxable to a Unitholder who is a Resident (but reduce the holder’s ACB of the Trust Units for tax purposes).

Special Voting Rights

      In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of exchangeable shares that may be issued by subsidiaries of the Trust in connection with exchangeable share transactions.

      An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of the Administrator in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Unitholders Limited Liability

      The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust’s assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

      The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Pursuant to the Income Trust Liability Act (Alberta) which was proclaimed in Alberta on July 1, 2004, any beneficiary of a trust that is: (a) created by a trust instrument governed by the laws of Alberta; and (b) a reporting issuer as defined in the Securities Act (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the Trustee.

      The activities of the Trust and its wholly-owned subsidiaries, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Limited Partnership and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

      The Trust Indenture provides that Trust Units, including rights, warrants, (including so called “special warrants” or “subscription receipts” which may be exercisable for no additional consideration) options and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the board of directors of the Administrator may determine. The Trust Indenture also provides that the Administrator may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the board of directors of the Administrator may determine.

Cash Distributions

      The Trust intends to make cash distributions to Unitholders on each monthly Distribution Payment Date equal to the Cash Flow of the Trust. The Cash Flow of the Trust will be determined giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements and the consolidated debt repayment requirements of the Trust. The intent is to maximize the Cash Flow of the Trust giving consideration to these consolidated financial requirements and long term Unitholder value.

      Distributions in respect of a month will be paid to Unitholders of record as at the close of business on each Distribution Record Date. The distribution for any month will be paid on the Distribution Payment Date. In addition, the Trust Indenture provides that, if necessary, on December 31 of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

      The first cash distribution of the Trust, expected to be $0.16 per Trust Unit, is expected to be paid on May 15, 2005 to Unitholders of record on May 2, 2005. Thereafter, it is expected that cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Redemption Right

      Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requesting the Trust to redeem Trust Units. Upon receipt of the notice to redeem Trust Units by the transfer agent of the Trust, the holder thereof shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as required) including the right to receive any distributions thereon which are declared payable on a date subsequent to the day of receipt by the Trust of the notice requesting redemption.

Cash Redemption

      Upon receipt by the transfer agent of the Trust of the notice to redeem Trust Units, the tendering Unitholder will thereafter be entitled to receive a price per Trust Unit (the “Market Redemption Price”) equal to the lessor of: (a) 90% of the Market Price per Trust Unit on the principal stock exchange on which the Trust Units are quoted for trading during the period of the last 10 trading days immediately prior to the date on which the Trust Units were tendered for redemption; and (b) 100% of the Closing Market Price on the principal stock exchange on which the Trust Units are listed on the date that the Trust Units were tendered for redemption.

      The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the calendar month following the month in which the Trust Units were tendered for redemption.

      Unitholders will not receive cash upon the redemption of their Trust Units if:

(a)	the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000; provided that the Administrator may, in its sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month. If this limitation is not so waived, the Trust Units tendered for redemption in such calendar month shall be redeemed for cash based on the Market Redemption Price, and unless any applicable regulatory approvals are required, by a distribution in specie of the Trust’s assets, based on the “in specie Redemption Price” (as defined below), which may include Series 3 Notes or other assets held by the Trust, on a pro rata basis;

(b)	at the time such Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading on the TSX or traded or quoted on any stock exchange or market which the Trustee considers, in its sole opinion, provides representative fair market value prices for the Trust Units;

(c)	the normal trading of the Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 day trading period prior to the date on which such Trust Units were tendered for redemption; or

(d)	the redemption of Trust Units will result in the delisting of the Trust Units on the principal stock exchange on which the Trust Units are listed.

In Specie Redemption

      If a cash redemption is not available for Trust Units tendered for redemption by a Unitholder, then such Unitholder will, instead of the Market Redemption Price per Trust Unit, be entitled to receive a price per Trust Unit (the “in specie Redemption Price”) equal to the fair market value of a Trust Unit as determined by the Administrator in its sole discretion. The in specie Redemption Price will, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of Trust assets, which may include Series 3 Notes or other assets held by the Trust (other than Holding Trust Units), as determined in the sole discretion of the Administrator.

      The aggregate in specie Redemption Price payable by the Trust in respect of the Trust Units surrendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, within five business days after the end of the calendar month in which the Trust Units were tendered for redemption, of Trust assets.

      It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Series 3 Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Series 3 Notes. Series 3 Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

      It is in the best interest of Unitholders that the Trust qualify as a “unit trust” and a “mutual fund trust” under the Tax Act. Certain provisions of the Tax Act require that at no time may Non-Residents and Non-Canadian Partnerships be the beneficial owners of not more than 50% (by value) of all outstanding Trust Units. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents or Non-Canadian Partnerships. In this regard, the Administrator may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership, perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps specified by the Administrator, at the cost of the Trust, to determine or estimate as best possible the residence of the beneficial owners of Trust Units.

      If at any time the board of directors of the Administrator, in its sole discretion, determines that it is in the best interest of the Trust, the Administrator may: (i) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to the Administrator that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident or Non-Canadian Partnership; (ii) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents or Non-Canadian Partnerships, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or Non-Canadian Partnerships or in such other manner as the Administrator may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or Non-Canadian Partnerships or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided the Administrator with satisfactory evidence that such Trust Units are not beneficially owned by Non-Residents or Non-Canadian Partnerships within such period, the Administrator may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the certificates representing such Trust Units; (iii) delist the Trust Units from any non-Canadian stock exchange; and (iv) take such other actions as the board of directors of the Administrator determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by Non-Residents or Non-Canadian Partnerships to ensure that not more than 49% of the outstanding Trust Units are beneficially owned by Non-Residents or Non-Canadian Partnerships.

      Non-Residents and Non-Canadian Partnership are expected to initially own approximately 15% of the issued and outstanding Trust Units.

Meetings of Unitholders

      The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under “Amendments to the Trust Indenture”), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of the General Partner and the appointment of the auditors of the Trust.

      A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

      Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

      The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to Securities of Holding Trust and the General Partner

      The Trust Indenture prohibits the Trustee from voting the Holding Trust Units, the Trust’s securities of the General Partner or, where applicable, the Holding Trust Notes; or vote the Trust’s securities of, or permit Holding Trust or the General Partner to vote their interests in, the Limited Partnership, to authorize:

(a)	any sale, lease or other disposition of all or substantially all of the assets of the General Partner, Holding Trust or the Limited Partnership, except in conjunction with an Internal Reorganization or a pledge in accordance with the provisions of the Trust Indenture;

(b)	any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving Holding Trust or the Limited Partnership, except in conjunction with an Internal Reorganization;

(c)	any material amendment to the Holding Trust Note Indenture, other than an amendment which is not prejudicial to the Trust;

(d)	the winding-up, liquidation or dissolution of the General Partner, Holding Trust or the Limited Partnership prior to the end of the term of the Trust; or

(e)	any material amendment to the declaration of trust by which Holding Trust will be created, the limited partnership agreement to govern the Limited Partnership or the constating documents of the General Partner, in a manner prejudicial to the Trust, without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Trustee

      Computershare Trust Company of Canada is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

      The initial term of the Trustee’s appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

      The board of directors of the Administrator has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to the Administrator responsibility for any and all matters relating to the following: (a) an Offering; (b) ensuring compliance with all applicable laws, including in relation to an Offering; (c) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (d) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (f) all matters relating to the redemption of Trust Units; (g) all matters relating to the voting rights on any investments in the assets of the Trust or any Subsequent Investments; and (h) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Liability of the Trustee

      The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholders or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any error in judgement, any action taken or not taken in good faith in reliance on any documents that are, prima facie properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Administrator, or any other person to whom the Trustee has, with the consent of the Administrator, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any trustee to redress any breach of trust or any failure by the Administrator to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless and to the extent that such liabilities arise principally and directly out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

      The Trust Indenture may be amended or altered from time to time by Special Resolution.

      The Trustee may, without the approval of any of the Unitholders, amend the Trust Indenture for the purpose of:

(a)	ensuring the Trust’s continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b)	ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c)	ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d)	removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(e)	curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(f)	making such other amendments which in the opinion of the Trustee are necessary or desirable as a result of changes or proposed changes in taxation or other laws or the administration or enforcement thereof; or

(g)	to change the situs of, or the laws governing, the Trust which, in the opinion of the Trustee is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

Takeover Bid

      The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or Associates or Affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid, on the terms offered by the offeror.

Termination of the Trust

      The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 25% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

      The Trust shall continue for a term ending on the earlier of December 31, 2104 and the date which is the day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Trust. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. Notwithstanding anything herein contained, in no event shall the Trust be wound up until all royalties or net profits interests shall have been disposed of, and under no circumstances shall any Unitholder come into any possession of any interest in a royalty or net profits interest. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders pro rata.

Reporting to Unitholders

      The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust shall be December 31.

      The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

DESCRIPTION OF HOLDING TRUST

      The Holding Trust Declaration of Trust contains provisions substantially similar to those of the Trust Indenture. The principal differences between the Holding Trust Declaration of Trust and the Trust Indenture are those described below. The description below is a summary only and is qualified in its entirety by reference to the text of the Holding Trust Declaration of Trust and the Trust Indenture.

General

      The Holding Trust is an investment trust established pursuant to the Holding Trust Declaration of Trust and governed by the laws of the Province of Alberta. The Holding Trust is an investment trust and its activities are restricted essentially to acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of the Limited Partnership and other corporations, partnerships, trusts or other persons involved in the acquisition, exploration, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets and other related business.

Trustee and Governance

      The Holding Trust Declaration of Trust provides that the trustee of the Holding Trust shall be the Holding Trust Trustee. The Holding Trust Trustee supervises the activities and manages the affairs of the Holding Trust.

      The Holding Trust Declaration of Trust provides that, subject to its terms and conditions, the Holding Trust Trustee may, in respect of the Holding Trust’s assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner and will supervise the investments and conduct the affairs of the Holding Trust. The Holding Trust Declaration of Trust prohibits a Non-Resident from acting as a trustee. The Holding Trust Trustee is responsible for, among other things:

(a)	acting for, voting on behalf of and representing the Holding Trust as a limited partner of the Limited Partnership;

(b)	maintaining records and providing reports to its unitholders;

(c)	supervising the activities of the Holding Trust; and

(d)	effecting payments of available cash from the Holding Trust to its unitholders.

Fundamental Transactions

      The Holding Trust Declaration of Trust provides that the Holding Trust shall not enter into or implement certain fundamental transactions without the prior written approval of the holder or holders of two-thirds of the outstanding Holding Trust Units. In addition, the Holding Trust Declaration of Trust provides that the Holding Trust shall not vote securities held by it of the Limited Partnership, to authorize, among other things:

(a)	any sale, lease or other disposition of all or substantially all of the assets of the Limited Partnership, except in conjunction with an Internal Reorganization;

(b)	any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving the Limited Partnership, except in conjunction with an Internal Reorganization;

(c)	the winding-up, liquidation or dissolution of the Limited Partnership prior to the end of the term of Holding Trust; or

(d)	any material amendment to the limited partnership agreement by which the Limited Partnership is created in a manner prejudicial to Holding Trust;

without the prior written authorization of the holder or holders of two-thirds of the issued and outstanding Holding Trust Units.

Redemption Right

      Under certain circumstances, the Holding Trust Units will be redeemable from time to time by the holders thereof upon delivery to the Holding Trust of a duly completed and properly executed notice requesting that the Holding Trust redeem the Holding Trust Units in a form reasonably acceptable to the Holding Trust Trustee specifying the number of Holding Trust Units to be redeemed, together with the certificates representing the Holding Trust Units to be redeemed. Upon tender of Holding Trust Units by a holder thereof for redemption, the holder of the Holding Trust Units tendered for redemption will no longer have any rights with respect to such Holding Trust Units other than the right to receive the redemption price for such Holding Trust Units. The redemption price for each Holding Trust Unit tendered for redemption will be equal to:

(A × B) - C

D

where:

A	=	the cash Redemption Price per Unit of the Trust calculated as of the close of business on the date the Holding Trust Units were so tendered for redemption by a Holding Trust Unitholder;
B	=	the aggregate number of Units of the Trust outstanding as of the close of business on the date the Units were so tendered for redemption by a Unitholder;
C	=	the aggregate unpaid principal amount and accrued interest thereon of any indebtedness held by or owed to the Trust (including the Holding Trust Notes) and the fair market value of any other assets or investments held by the Trust (other than Holding Trust Units) minus the aggregate amount of the liabilities of the Trust including the unpaid principal amount and accrued interest thereon of any indebtedness owed by the Trust as of the close of business on the date the Holding Trust Units were so tendered for redemption by a Holding Trust Unitholder (for the purpose of calculating this amount, where the Trust has issued any debt that is convertible into Trust Units, the amount of such debt shall be considered to be the greater of the principal plus accrued interest of such debt and the redemption amount of the Trust Units into which the debt is convertible; and
D	=	the aggregate number of Holding Trust Units outstanding as of the close of business on the date the Holding Trust Units were so tendered for redemption by a Holding Trust Unitholder.

      The Holding Trust is also be entitled to call for redemption, at any time, all or part of the outstanding Holding Trust Units at the same redemption price as described above for each Holding Trust Unit called for redemption, calculated with reference to the date the Holding Trust Trustee approved the redemption of Holding Trust Units.

      The aggregate redemption price payable by the Holding Trust in respect of any Holding Trust Unit tendered for redemption by holders thereof during any month will be satisfied, at the option of the Holding Trust Trustee (i) in immediately available funds; or (ii) by the issuance, to or to the order of the holder whose Holding Trust Units are to be redeemed, of such aggregate amount of Holding Trust Series 2 Notes as is equal to the aggregate redemption price payable to such Holding Trust Unitholder rounded down to the nearest $100, with the balance of any such aggregate redemption price not paid in Holding Trust Series 2 Notes to be paid by cheque; or (iii) by any combination of cash and Holding Trust Series 2 Notes as the Holding Trust Trustee shall determine in its discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Holding Trust Units were so tendered for redemption. A holder of Holding Trust Units whose Holding Trust Units are to be tendered for redemption may elect, at any time prior to the payment of the redemption price, to receive the Holding Trust Series 2 Notes pursuant to paragraph (ii) above in the place of all or part of the cash otherwise payable, with the amount of such Holding Trust Series 2 Notes to be equal to the amount of cash otherwise payable, rounded down to the nearest $100. In the case of Holding Trust Units called for redemption by the Holding Trust, the aggregate redemption price payable by the Holding Trust to the Holding Trust Unitholders whose Holding Trust Units have been so called for redemption shall be satisfied by payment by cheque in immediately available funds.

Distributions

      The Holding Trust Declaration of Trust provides that the Holding Trust will make monthly cash distributions to holders of record of Holding Trust Units on the last business day of each month. Such distributions will be paid on the same date as the Trust’s Distribution Payment Date (which is intended to occur on or about the 15th day of each month). The Holding Trust Trustee will adopt a policy to distribute all of the Holding Trust’s available cash, subject to applicable law, to holders of Holding Trust Units by way of monthly cash distributions, after satisfaction of its debt service obligations (principal and interest) and any cash redemptions or repurchases of Holding Trust Units and Holding Trust Notes.

      If the Holding Trust Trustee determines that the Holding Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Holding Trust Units and Holding Trust Notes having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Holding Trust Trustee to be available for the payment of such distribution. The value of each Holding Trust Unit or Holding Trust Series 1 Note so issued will be the redemption price thereof.

Holding Trust Notes

      Holding Trust Notes will be issuable in series under the Holding Trust Note Indenture. As part of the Arrangement the Trust will be issued Series 1 Notes having a value equal to the product of the number of Trust Units outstanding immediately after completion of the Trust Spinout multiplied by the fair market value of a Trust Unit, as determined by Paramount’s board of directors. Holding Trust Series 2 Notes will be reserved by the Holding Trust to be issued exclusively to holders of Holding Trust Units as full or partial payment of the redemption price of Holding Trust Units. Holding Trust Series 3 Notes will be reserved by the Holding Trust to be issued exclusively as full or partial payment of the redemption price of Series 1 Notes as the Holding Trust Trustee may decide.

      Under the Holding Trust Note Indenture, Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are issuable in Canadian currency in denominations of $100 and integral multiples of $100.

Interest and Maturity

      The Holding Trust Series 1 Notes to be issued as part of the Arrangement will be payable on demand and in any event mature on the 25th anniversary of their date of issuance will be non-interest bearing until maturity or demand and thereafter will bear interest at 9% per annum, payable monthly, in arrears, with such payment to be made on or about the 15th day of the month following the month to which such payment relates. Each Holding Trust Series 2 Note will mature on a date determined at the time of issuance (provided that in no event shall the maturity date be set at a date subsequent to the first business day following the 5th anniversary of the date of issuance of such note) and bear interest at a market rate of interest determined at the time of issuance, in each case as determined by the Holding Trust Trustee, and the interest shall be payable monthly, in arrears, with such payment to be made on or about the 15th day of the month following the month to which such payment relates. Each Holding Trust Series 3 Note will mature on the 20th anniversary of the date of issuance thereof and bear interest at a market rate of interest to be determined by the Holding

Trust Trustee at the time of issuance thereof, and the interest shall be payable monthly, in arrears, with such payment to be made on or about the 15th day of the month following the month to which such payment relates.

Payment upon Maturity

      On maturity (which, in the case of any Holding Trust Series 1 Note, is the date of demand or on the 25th anniversary of the date of issuance), the Holding Trust will repay the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes by paying to the trustee under the Holding Trust Note Indenture the principal amount of the outstanding Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, as applicable, which have then matured, together with accrued and unpaid interest thereon.

Redemption

      The Holding Trust Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes will be redeemable at the option of the Holding Trust prior to maturity. In the event the Holding Trust chooses to redeem some or all of the Holding Trust Series 1 Notes, the Holding Trust Trustee may, in its discretion, decide to issue Holding Trust Series 3 Notes in full or partial payment of the redemption price for the Holding Trust Series 1 Notes.

Subordination

      Payment of the principal amount and interest on the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, as applicable, will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness, which will be defined as all indebtedness, liabilities and obligations of the Holding Trust which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or pari passu with the indebtedness evidenced by the Holding Trust Note Indenture. The Holding Trust Note Indenture provides that upon any distribution of the assets of the Holding Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Holding Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are entitled to receive any payment.

      The Holding Trust Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes will be unsecured debt obligations of the Holding Trust.

Default

      The Holding Trust Note Indenture provides that any of the following shall constitute an event of default: (i) default in payment of the principal of the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, when the same becomes due and the continuation of such default for a period of 10 business days; (ii) default in payment of any interest due on any Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, and continuation of such default for a period of 15 business days; (iii) default in the observance or performance of any other covenant or condition of the Holding Trust Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the trustee specifying such default and requiring the Holding Trust to rectify the same; and (iv) if there occurs, with respect to any issue of indebtedness of the Holding Trust having an outstanding principal amount of $10 million or more, an event of default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; and (v) certain events of dissolution, liquidation, reorganization or other similar proceedings relative to the Holding Trust. The provisions governing an event of default under the Holding Trust Note Indenture and remedies available thereunder do not provide protection to the holders of Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes which would be comparable to the provisions generally found in debt securities issued to the public.

DESCRIPTION OF THE LIMITED PARTNERSHIP

General

      The Limited Partnership will be a limited partnership established under the laws of the Province of Alberta to make investments in and conduct the business of the exploration, development, production and marketing of petroleum and natural gas and such other businesses as the directors of the General Partner may determine, and activities ancillary and incidental thereto.

General Partner

      Following completion of the Arrangement, the sole general partner of the Limited Partnership will be General Partner who will be responsible for the administration and management of the Limited Partnership and who will generally carry out the objects, purposes and businesses of the Limited Partnership. The General Partner and Paramount Resources will enter into the Services Agreement pursuant to which Paramount Resources will be engaged to provide certain administrative and operational services to the General Partner to assist the General Partner in carrying out its duties and obligations as general partner of the Limited Partnership. See “Material Agreements — Services Agreement”.

Partnership Units

      The Limited Partnership will be entitled to issue various classes of partnership interests. Initially, the Limited Partnership will have outstanding one class of non-voting units (“Class A Units”) and the LP Units. The LP Units will be issued solely to the Holding Trust. The Class A units will be issued to the General Partner and Holding Trust such that Holding Trust will own 90% of the Class A Units. Holders of LP Units will be entitled to notice of, and to attend and vote at, all meetings of holders of partnership units. Holders of Class A Units will not be entitled to receive notice of, or to attend and vote at, any meetings of holders of partnership units.

Distributions

      The Limited Partnership will distribute to the General Partner and to limited partners holding LP Units of the Limited Partnership on the last business day of each month their pro rata portions of distributable cash as set out below. Such distributions will be paid within 30 days following each month-end and are intended to be received by the Holding Trust prior to its related distributions to the Trust and by the Trust prior to its related distributions to Unitholders (which are intended to occur on or about the 15th day of each month).

      Distributable cash will represent, in general, all of the Limited Partnership’s cash, after satisfaction of its debt service obligations (principal and interest) and satisfaction of its other expense obligations.

Allocation of Income and Loss for Income Tax Purposes

      The income or loss of the Limited Partnership for each fiscal period will be allocated to the holders of Class A Units and to the limited partners through their holdings of LP Units as to their respective interests in the Limited Partnership. The income for tax purposes of the Limited Partnership for a particular fiscal period will be allocated to each limited partner by multiplying the total income allocated to the limited partners by a fraction, the numerator of which is the total sum of the cash distributions received by that limited partner with respect to that fiscal period and the denominator of which is the total amount of the cash distributions made by the Limited Partnership to all limited partners with respect to that fiscal period.

      If, with respect to a given fiscal period, no cash distribution is made by the Limited Partnership to its partners, or the Limited Partnership has a loss for tax purposes, the income or loss, as the case may be, for tax purposes of the Limited Partnership for that fiscal period will be allocated to the holders of Class A Units and the holders of LP Units at the end of that fiscal period in the proportion that the number of partnership units held at that date by that partner is of the total number of partnership units issued and outstanding at that date.

Functions and Powers of the General Partner

      The General Partner will have exclusive authority to manage the business and affairs of the Limited Partnership, to make all decisions regarding the business of the Limited Partnership and to bind the Limited Partnership. The General Partner is to exercise its powers and discharge its duties honestly, in good faith and in the best interests of the Limited Partnership and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances.

The General Partner will not have the authority to dissolve the Limited Partnership, wind up its affairs or effect a sale of all or substantially all of the Limited Partnership’s assets except in accordance with the provisions of the partnership agreement.

      The authority and power vested in the General Partner to manage the business and affairs of the Limited Partnership will include all authority necessary or incidental to carry out the objects, purposes and business of the Limited Partnership, including, without limitation, the ability to engage agents to assist the General Partner to carry out its management obligations and administrative functions.

      The Limited Partnership Agreement will provide that all material transactions and agreements involving the Limited Partnership must be approved by the General Partner’s board of directors.

Fundamental Transactions

      The Limited Partnership Agreement will provide that the Limited Partnership will not dissolve the Limited Partnership or effect a sale of all or substantially all of the assets of the Limited Partnership (except in the case of an Internal Reorganization) without prior approval of the holders of at least two-thirds of the LP Units of the Limited Partnership.

Limited Liability

      The Limited Partnership will operate in a manner as to ensure to the greatest extent possible the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. The Limited Partnership Agreement will provide that, if limited liability is lost by reason of the negligence of the General Partner in performing its duties and obligations under the Limited Partnership Agreement, the General Partner will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement. However, since the General Partner has no significant assets or financial resources, this indemnity may have nominal value.

DESCRIPTION OF THE GENERAL PARTNER

      The General Partner is incorporated under the ABCA. The head, principal and registered office of the General Partner is located at 4100, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9. All of the issued and outstanding shares of the General Partner are owned by the Trust.

      At Closing, the General Partner will be the sole general partner of the Limited Partnership and will be responsible for the administration and management of the Limited Partnership and to generally carry out the objectives, purposes and businesses of the Limited Partnership. See “Description of the Limited Partnership”. Pursuant to the Trust Indenture, the Holding Trust Declaration of Trust and the Administration Agreement, the General Partner is the administrator of the Trust and Holding Trust and is responsible for the administration and management of the affairs and day-to-day operations of the Trust and Holding Trust. See “Description of the Trust — Delegation of Authority, Administration and Trust Governance”. The directors and officers of the General Partner are responsible for the overall supervision and governance of the Trust and its subsidiaries. See “Directors and Management”.

      The General Partner will initially retain Paramount Resources pursuant to the Services Agreement for the purposes of providing administrative and operating services to the General Partner, and to assist the General Partner in discharging its duties and obligations as general partner of the Limited Partnership and as administrator of the Trust and Holding Trust. The General Partner may from time to time retain other third parties to provide administrative and operational services required by the Trust and its subsidiaries, or may cease to retain any third parties (including Paramount Resources) and provide all such services internally. See “Material Contracts — Services Agreement”.

CONSOLIDATED CAPITALIZATION OF THE TRUST

      The following table sets forth the consolidated capitalization of the Trust as at February 25, 2005 prior to and after giving effect to the Trust Spinout.

As at
February 25, 2005
after giving effect
		As at February 25,	to the Trust
	Authorized	2005(1)	Spinout(2)(3)(4)

($000s, except
unit figure)
Trust Units	Unlimited	$20	$ 418,738
		(1 unit)	(78,880,000 units)
Debt	—	—	$ 220,000

Notes:

(1)	The Trust was settled on February 25, 2005. The Trust Unit issued to settle the Trust will be redeemed upon Closing.

(2)	A Canadian chartered bank has committed to provide a senior credit facility to the Trust at Closing in the range of $260 million to $275 million. The senior credit facility will be provided to Holding Trust and/or the Limited Partnership and will be secured by, among other things, a fixed and floating charge debenture over all of the Limited Partnership’s assets and certain guarantees, debentures and subordination agreements.

(3)	The figures assume that upon completion of and in connection with the Trust Spinout, the Trust will pay to Paramount: (i) $190 million; and (ii) $30 million through working capital adjustments. Approximately $10 million of the $30 million will be reimbursed to the Trust upon the Trust posting letters of credit related to the Spinout Assets in such amount to replace those previously posted by Paramount.

(4)	The proposed Trust Spinout does not result in a substantive change in ownership of the Spinout Assets and for accounting purposes, the transaction was accounted for at the carrying value of the net assets as recorded in the accounts of Paramount.

PRIOR ISSUANCES

      The only issuance of securities by the Trust in the twelve months prior to the date of this Information Circular was the issuance of one Trust Unit to the settlor of the Trust at a price of $20 per Trust Unit. This Trust Unit will be redeemed upon Closing.

TRUST UNIT COMPENSATION ARRANGEMENTS

      Following Closing, the Trust intends to adopt compensation arrangements similar to arrangements in place in comparable energy trusts, which will provide for the issuance or payment of Trust Units or options or rights to acquire Trust Units to the directors, officers, employees and consultants of the General Partner who provide services to the Trust and its subsidiaries.

      The purpose of the Trust Unit based compensation arrangements will be to better align the compensation of the persons involved in the management of the Trust with the performance of and return on the Trust Units, to encourage ownership of Trust Units by such persons and to enhance the Trust’s ability to attract, retain and motivate key personnel and reward key senior management for significant performance. Such arrangements may include the Trust acquiring a number of Trust Units on the TSX for delivery to participants, which would not result in any dilution to Unitholders, or the granting of options or rights to acquire Trust Units from treasury. In the case of a plan where the Trust Units would be issued from treasury, the number of Trust Units which may in the future be reserved for issuance under such an arrangement from time to time will be limited to a specified percentage of the then issued and outstanding Trust Units as determined by the directors of the General Partner.

      Any Trust Unit compensation arrangements implemented by the Trust will be subject to receipt of any required regulatory and stock exchange approvals, which may include future Unitholder approval once the terms of such arrangements are finalized.

PRINCIPAL UNITHOLDERS

      Following Closing, Paramount will be the registered and beneficial owner of 19% of the issued and outstanding Trust Units and Clayton H. Riddell will beneficially own or exercise control and direction over, directly or indirectly, approximately 38.5% of the issued and outstanding Trust Units, based on the Common Shares outstanding and Mr. Riddell’s shareholdings on February 22, 2005.

INDUSTRY CONDITIONS

Government Regulation

      The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Regulatory approvals must be obtained before drilling wells or constructing facilities. Failure to obtain such approvals on a timely basis could result in delays or abandonment of projects and increased costs. Although it is not expected that any of these controls or regulations will affect the operations of the Trust in a manner materially different than they would affect other Canadian oil and natural gas companies of similar size, the controls and regulations should be considered carefully by investors in the oil and gas industry. All current legislation is a matter of public record and the Trust is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing — Natural Gas

      In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Such price depends, in part, on natural gas quality, prices of competing natural gas and other fuels, distance to market, access to downstream transportation, length of contract term, weather conditions, the value of refined products and the supply/ demand balance and other contractual terms. Natural gas exported from Canada is subject to regulation by the National Energy Board (the “NEB”) and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/d), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

      The Government of Alberta also regulates the volume of natural gas which may be removed from that province for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pricing and Marketing — Oil

      In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/ demand balance and other contractual terms. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the NEB. Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The North American Free Trade Agreement (“NAFTA”)

      On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

      NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

      In addition to federal regulation, each province has legislation and regulations which govern land tenure, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner’s interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties or net profits or net carried interests.

      From time to time the governments of Canada and Alberta have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects, although the trend is toward eliminating these types of programs in favour of long term programs which enhance predictability for producers. If applicable, oil and natural gas royalty holidays and reductions for specific wells would reduce the amount of Crown royalties paid by the Trust to the provincial governments.

      Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 cubic metre exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

      The Alberta government has also introduced a third tier royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

      In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

      In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Alberta Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate varies between 75%, at prices for oil and gas below $100 per cubic metre, and 25%, at prices above $210 per cubic metre. The ARTC rate is applied to a maximum of $2 million of Alberta Crown royalties payable for each producer or Associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The ARTC program rate is established quarterly based on the average “par price”, as determined by the Alberta Department of Energy for the previous quarterly period.

      Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Both of these incentives, if applicable, will have the effect of increasing the net income of oil and natural gas producers, and in this case, the Trust.

Land Tenure

      Crude oil and natural gas located in the western Canadian provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

      The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and natural gas industry operations. In addition, legislation requires that well, pipeline and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties, the revocation of necessary licenses and authorizations and civil liability for pollution damage.

      In Alberta, environmental compliance is governed by the Environmental Protection and Enhancement Act (the “EPEA”) and the Oil and Gas Conservation Act (the “ORCA”), both of which impose certain environmental responsibilities on oil and natural gas operators and working interest holders in Alberta and impose penalties for violations.

      In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases. Canada ratified the Kyoto Protocol in late 2002. Although the federal government has not released all of the details of any implementation plan, it has stated that it intends to limit the emission reduction targets for the industry and the cost of emission credits, which could result in increased capital expenditures and operating costs.

      The General Partner, on behalf of the Trust, will be committed to meeting the Trust’s responsibilities to protect the environment wherever the Trust and its subsidiaries operate or hold working interests and anticipates making increased expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment. The General Partner, on behalf of the Trust, will be taking such steps as required to ensure compliance with the EPEA and the OGCA and similar legislation or requirements in other jurisdictions in which the Trust and its subsidiaries operate or hold working interests. The General Partner believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards.

Competitive Environment

      The oil and natural gas industry has been experiencing a large number of business combinations, involving companies of all sizes. This consolidation process has resulted in a number of asset rationalization programs pursuant to which assets have become available for acquisition. This same consolidation process has resulted in some industry participants, with whom the Trust will be competing for attractive large asset or share acquisitions becoming larger and more competitive, which may increase the demand for acquisitions.

      Investors are becoming increasingly aware of the oil and natural gas resource trust sector and the income trust sector (“Fund Sector”). Management of the Trust believes that due to the nature of the assets held by resource trusts, as well as their focus on development and exploitation rather than exploration, investor interest in the oil and natural gas sector has increased with the growing perception that resource trusts offer an investment vehicle in the oil and natural gas industry that has less risk than more traditional oil and natural gas investments. Consequently, the Fund Sector has recently been able to access the capital markets more readily than traditional oil and natural gas companies. This access to capital has made the Fund Sector a competitor for oil and natural gas property and corporate acquisitions. The Fund Sector has an advantage over oil and natural gas companies in corporate taxation. A number of Canadian-based oil and natural gas companies are currently taxable, having depleted their accumulated tax pools, and therefore they generally assess the merits of potential acquisitions on an after-tax basis.

      Oil and natural gas resource trusts and income trusts distribute income to their unitholders. Units of these royalty and income trusts are often held in tax sheltered vehicles such as registered retirement savings plan accounts, and distributions on the units held in such vehicles are thus generally sheltered from immediate taxation.

      Non-Canadian companies have been investing heavily in the Canadian oil and natural gas industry by acquiring both property and companies. In particular, companies from the United States have been attracted to the Canadian market to acquire supplies of natural gas, in part by the weakness of the Canadian dollar relative to the United States dollar and the development of additional pipeline facilities for the efficient transmission of natural gas to markets in the United States. Management of the General Partner believes this trend will continue to influence Canadian asset valuation parameters and will result in truly North American valuations for Canadian producers.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

      Certain conflicts of interest could arise as a result of the relationships between Paramount and the Trust. While the Trustee, Computershare, is independent of Paramount and its Affiliates, the Trust Indenture confers the responsibility for the administration of, and all significant decisions relating to, the Trust to the General Partner. Two of the initial directors of the General Partner, including the Chairman, are officers of Paramount. The General Partner will be dependent upon Paramount Resources for administrative and operating services in respect of the business of the Trust, the Limited Partnership and the Trust’s other subsidiaries. The directors and officers of Paramount and the General Partner have fiduciary duties to manage Paramount and the General Partner, respectively, in a manner beneficial to Paramount and the General Partner, respectively. The General Partner, as the Administrator of the Trust, has a duty to administer the affairs of the Trust with a view to the best interests of the Trust, and as the general partner of the Limited Partnership, the General Partner has a fiduciary duty to manage the Limited Partnership in a manner beneficial to all partners of the Limited Partnership, including Holding Trust and, indirectly, the Trust. The duties of the directors and officers of the General Partner and Paramount to those entities may come into conflict with the interests of the Unitholders. For more information regarding Paramount’s and its Affiliates’ relationships to the Trust and its Affiliated entities, see “Material Agreements — Services Agreement” and “Principal Unitholders”.

INTEREST OF MANAGEMENT AND

OTHERS IN MATERIAL TRANSACTIONS

      Paramount Resources will provide administrative and operating services to the General Partner, and indirectly to the Trust and Holding Trust, pursuant to the Services Agreement, in respect of which it will receive payments intended to reimburse Paramount Resources for its costs in providing these services. See “Material Agreements — Services Agreement”.

RISK FACTORS

      The following is a summary of certain risk factors relating to the Trust, Holding Trust and the Limited Partnership and the ownership of Trust Units which should be carefully considered.

Risks Relating to the Trust’s Properties and Assets

Operational Matters

      The ownership and operation of oil and natural gas wells, pipelines and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Properties and possible liability to third parties. The Limited Partnership intends to employ prudent risk management practices and maintain suitable liability insurance, where available. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is reasonably available. The Limited Partnership may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce the amount of distributors from the Limited Partnership, and as a result, the Cash Flow of the Trust.

      Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent.

Title Matters

      The Trust has not obtained a legal opinion as to the title to the Spinout Assets and cannot guarantee or certify that a defect in the chain of title may not arise to defeat the Limited Partnership’s interest in certain of the Spinout Assets. Remediation of title problems could result in additional costs and litigation. If title defects are unable to be remedied, the Limited Partnership may lose some of its interest in the disputed properties resulting in reduced production and distributions from the Limited Partnership.

Reserve Estimates

      The reserve and recovery information contained in the Paddock Lindstrom Report is only an estimate and the actual production and ultimate reserves from the Spinout Assets may be greater or less than the estimates prepared by Paddock Lindstrom. Estimates of the oil and natural gas reserves of the Trust depend in large part upon the reliability of available geological and engineering data. Geological and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether, and to the extent to which, oil and natural gas are recoverable from a reservoir. The reliability of reserve estimates depends on: (i) whether the prevailing tax rules and other government regulations, contracts and oil, natural gas and other prices, will remain the same as on the date estimates are made; (ii) the production performance of the reservoirs; (iii) extensive engineering judgments; (iv) the price at which recovered oil and natural gas can be sold; (v) the costs associated with recovering oil and natural gas; (vi) the prevailing environmental conditions associated with drilling and production sites; (vii) the availability of enhanced recovery techniques; and (viii) the ability to transport oil and natural gas to markets.

      A change in any one or more of these factors could result in known quantities of oil and natural gas previously estimated as proved reserves becoming unrecoverable. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production thereof commercially impracticable. Each of these factors, by having an impact on the cost of recovery and the rate or production, will also affect the present value of future net cash flows from estimated reserves. Many of the factors, assumptions and variables involved in estimating reserves are beyond control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in the reserve data. Any downward adjustment could lead to lower future production and thus adversely affect the financial condition, future prospects and market value of the Trust.

Depletion and Sustainability of Reserves

      The Trust has certain unique attributes which differentiate it from other oil and natural gas industry participants. Cash Flow of the Trust, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Limited Partnership will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, initial production levels and reserves attributable to the Properties will decline.

      The Limited Partnership’s future natural gas and oil reserves and production, and therefore its cash flows, will be highly dependent on the Limited Partnership’s success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Limited Partnership’s reserves and production will decline over time as reserves are exploited.

      Trust Units will have no value when reserves from the Properties can no longer be economically marketed and, as a result, subscribers for Trust Units will need to obtain a return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

      There is strong competition relating to all aspects of the oil and natural gas industry. The Limited Partnership will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than the Limited Partnership.

      There can be no assurance that the General Partner and Paramount Resources, on behalf of the Limited Partnership, will be successful in developing or acquiring additional reserves on terms that meet the Trust’s investment objectives.

      The estimated reserve life indices of the Limited Partnership’s reserves are largely dependent on the accuracy of the reserve estimates and changes in commodity prices, operating costs and royalty rates, all of which could impact the length of time that the reserves associated with the Spinout Assets can be economically produced.

Volatility of Commodity Prices

      The Trust’s results of operations and financial condition will be dependent on the prices received for the production of natural gas and petroleum. Prices for natural gas and petroleum have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Limited Partnership or the Trust. Prices received from production in Canada also reflect changes in the Canadian/ U.S. currency exchange rate. Any decline in the prices for natural gas and petroleum could have a material adverse effect on the Trust’s operations, financial condition and the level of expenditures provided for the development of its natural gas and oil reserves. The General Partner may manage the risk associated with changes in commodity prices and foreign exchange rates by causing the Limited Partnership or the Trust to enter, from time to time, into natural gas and crude oil price hedges and forward foreign exchange contracts. To the extent that the Limited Partnership or the Trust engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counterparties with which it contracts as well as risks inherent to the derivative instruments employed in such risk management activities. In addition, commodity hedge contracts may require, from time to time, margin payments to be made which could impact negatively on the Trust’s ability to make distributions to Unitholders. To the extent that commodity prices increase significantly, the Cash Flow of the Trust could be negatively affected.

Marketing Arrangements

      As a result of the Call on Production Agreement, the Limited Partnership will be subject to greater risks respecting its ability to recover amounts due to the Limited Partnership for its production provided under the agreement than it would be if it were a party to a production commitment agreement with an unrelated, investment grade party or an unrelated party that has posted security. Accordingly, any default in payment could result in the Cash Flow of the Trust being adversely affected.

      See “Material Agreements — Call on Production Agreement”.

Net Asset Value

      The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including natural gas and oil prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust’s assets.

Environmental Concerns

      The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of the Limited Partnership or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Limited Partnership. For example, the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change, known as the Kyoto Protocol, which would require (among other things) significant reductions in greenhouse gas emissions, was ratified by Canada in late 2002. Although the implications are unknown at this time as specified measures for meeting Canada’s commitments have not yet been fully developed, the Kyoto Protocol may result in additional costs or restrict the ability to increase or maintain production for natural gas and petroleum producers such as the Limited Partnership. It is difficult to determine what, if any, impact the ratification by the Canadian government may have on the Limited Partnership’s ongoing environmental liabilities, on prices for oil and natural gas or on other general economic factors, which may affect the Distributable Cash of the Trust. See “Industry Conditions — Environmental Regulation”. Should the Limited Partnership be unable to fully fund the cost of remedying an environmental problem, the Limited Partnership might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Limited Operational History

      The Limited Partnership and the Trust were only recently organized and have a limited history of operations and the Trust has not yet made any distributions.

Competition

      There is strong competition relating to all aspects of the oil and natural gas industry, including the energy trust sector. The General Partner and Paramount Resources, on behalf of the Limited Partnership and the Trust, will actively compete for capital, skilled personnel, reserves acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Limited Partnership and the Trust. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Risks Relating to Governance of the Trust

Reliance on Management

      Unitholders will be dependent on the management of the General Partner in respect of the management and administration of all matters relating to the Trust, the Trust Units, the Limited Partnership and the Properties. The General Partner may also retain third parties to assist it in providing these services, including Paramount Resources pursuant to the Services Agreement. The Services Agreement may be terminated by either party upon six months’ prior written notice. Upon termination, the Trust and the General Partner will be required to employ their own personnel or establish replacement arrangements. If the Trust and the General Partner are not able to employ such required personnel or obtain such replacement arrangements on favourable terms, the Trust’s consolidated revenues and profits may decline and the Cash Flow of the Trust may be negatively affected.

Potential Conflicts of Interest

      There may be circumstances in which the interests of Paramount and its Affiliates will conflict with those of Unitholders. Paramount and its Affiliates may acquire natural gas and petroleum properties on their own behalf or on behalf of persons other than the Unitholders. Paramount may manage and administer such additional properties, as well as enter into other types of energy-related management, advisory and investment activities. Neither Paramount Resources, nor its management, will carry on their full-time activity on behalf of Unitholders and, when acting on their own behalf or on behalf of others, may at times act in competition with the interests of Unitholders.

      In the event of such conflicts, decisions will be made on a basis consistent with the provisions of any relevant contractual arrangements and objectives and financial resources of each group of interested parties. Paramount will use all reasonable efforts to resolve such conflicts of interest in a manner which will treat the Trust or the Limited Partnership, and the other interested party, fairly taking into account all of the circumstances of the Trust or the Limited Partnership and such interested party and to act honestly and in good faith in resolving such matters.

      Circumstances may arise where members of the board of directors of the General Partner are directors or officers of corporations which are in competition to the interests of the General Partner, the Limited Partnership and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the General Partner, the Limited Partnership and the Trust.

      See “Conflicts of Interest and Fiduciary Duties”.

Risks Relating to the Trust Units

Limited Purpose Trust

      The Trust is a trust which will be entirely dependent upon the operations and assets of its subsidiaries through the Trust’s ownership of the securities of, and royalties and debt instruments issued by, those subsidiaries. The Limited Partnership’s income will be received from the production of natural gas and oil from its resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. Since the primary focus will be to pursue growth opportunities through the development of existing reserves and acquisition of new properties, the Limited Partnership’s involvement in the exploration for natural gas and oil will be minimal. As a result, if the natural gas and oil reserves associated with the Limited Partnership’s resource properties are not supplemented through additional development or the acquisition of additional natural gas and oil properties, the ability of the Limited Partnership to continue to generate cash flow for distribution to Unitholders may be adversely affected.

Changes in Legislation

      There can be no assurance that income tax laws and government incentive programs relating to the oil and natural gas industry, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects the Trust or its Unitholders.

Debt Service

      Each of Holding Trust and the Limited Partnership is permitted to borrow funds to fund capital expenditures and other financial obligations or expenditures in respect of the Properties and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of the Properties will reduce the amount of cash paid, directly or indirectly, by Holding Trust and the Limited Partnership to the Trust. A Canadian chartered bank has committed to provide a senior credit facility to the Trust at Closing in the range of $260 million to $275 million. The senior credit facility will be provided to Holding Trust and/or the Limited Partnership and, ultimately, approximately $210 million of the facility is expected to be drawn upon in connection with, and upon completion of, the Trust Spinout. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payments of cash by Holding Trust and/or the Limited Partnership, directly or indirectly, to the Trust. Certain covenants of the agreements with the lender may also limit such payments to the Trust. Although the General Partner believes the credit facilities will be sufficient for the Trust’s immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of the Trust and its subsidiaries or that additional funds will be able to be obtained.

      The lenders to Holding Trust and/or the Limited Partnership will be provided with security over substantially all of the assets of the Trust, Holding Trust and the Limited Partnership, as well as certain guarantees, debentures and subordination agreements. If Holding Trust and/or the Limited Partnership become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lenders may foreclose on or sell the Properties and payments to the lenders will rank in priority to distributions to the Trust and the Unitholders.

      Payments by Holding Trust and/or the Limited Partnership to the Trust or the Holding Trust, as applicable, will be prohibited during a default, event of default or an unremedied borrowing base shortfall under the credit facilities. Distributions on the Holding Trust Units and LP Units and payments on the Holding Trust Notes, which are unsecured, will be specifically subordinate to the credit facilities, which may restrict the ability of Holding Trust and the Limited Partnership, directly or indirectly, to make such payments to the Trust, and therefore limit the Cash Flow of the Trust that may be paid to Unitholders, during a default, event of default or an unremedied borrowing base shortfall under the credit facilities. The credit facilities will also contain certain restrictions on redemptions of Trust Units, Holding Trust Units or LP Units for cash or assets.

      The Trust, on a consolidated basis, will also be required to meet certain financial covenants under the credit facilities and will be subject to customary restrictions on its operations and activities, including restrictions on the issuance of incremental debt, granting of security, incurring indebtedness and the sale of its assets.

      The General Partner may manage the risk associated with fluctuations in interest rates by causing Holding Trust and/or the Limited Partnership to enter into interest rate swap transactions from time to time. To the extent that Holding Trust and/or the Limited Partnership engages in such risk management activities, they will be subject to credit risks associated with counterparties with which they contract.

Delay in Distributions

      In addition to the usual delays in payment by purchasers of natural gas and oil to the operators of the Properties, and by the operator to the Limited Partnership, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, adjustments for other periods, recovery by the operator of expenses incurred in the operation of Properties, the establishment by the operator of reserves for such expenses or accounting disputes. Such delays may inhibit the Trust’s ability to make monthly distributions of Cash Flow of the Trust to the Unitholders.

Variability of Cash Distributions

      Future cash flows generated by additional Properties may not be similar to those of the Spinout Assets and may not generate sufficient cash flows to allow the Limited Partnership to generate sufficient distributable cash to maintain consistent distributions from the Trust over a long period of time.

Additional Financing

      The timing and amount of capital expenditures will directly affect the amount of distributions to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. To the extent that external sources of capital, including the issuance of additional Trust Units or additional credit facilities, becomes limited or unavailable, the ability of the Trust and its subsidiaries to make the necessary capital investments to maintain or expand their natural gas and oil reserves and to invest in assets, as the case may be, will be impaired. To the extent the Trust and its subsidiaries are required to use cash flow to finance capital expenditures or property acquisitions, the level of Cash Flow of the Trust will be reduced.

Financial Leverage

      Current or future borrowings will increase the level of financial risk to the Trust and, to the extent that the interest rates are not fixed or that borrowings are refinanced at different rates, will increase the sensitivity of the Cash Flow of the Trust to interest rate variations.

Dilution of Existing Unitholders

      The Trust may issue additional Trust Units in the future, which may dilute a Unitholder’s cash distributions per Trust Unit, as well as per Trust Unit production, reserves and net asset value. The Trust Indenture permits the Trust to issue an unlimited number of previously unissued Trust Units without the approval of Unitholders. Unitholders will have no pre-emptive rights in connection with such further issues. Under the Trust Indenture, the Directors of the General Partner have been granted the discretion to determine the price and the terms of issue of further Trust Units.

Nature of Trust Units

      Securities like the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units are dissimilar to debt instruments as there is no principal amounts owing to Unitholders. The Trust Units do not represent a traditional investment and should not be viewed by investors as a direct investment in the Properties or as direct investments in securities of the Limited Partnership or any subsidiary of the Trust. The Trust Units represent a fractional interest in the Trust. The Trust’s primary assets will be Holding Trust Units and Holding Trust Notes. The price per Trust Unit is a function of anticipated Cash Flow of the Trust.

      The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

      As holders of Trust Units issued by an unincorporated trust, Unitholders will not have all of the statutory rights associated with ownership of shares of a corporation. For example, shareholders of a corporation incorporated under the ABCA have statutory rights that include: the right to vote in respect of certain fundamental changes proposed to be made to the corporation (including a proposed change to the attributes of its shares and a sale of all or substantially all of its assets outside the ordinary course of business); the right to elect the directors and to appoint the auditor of the corporation annually; the right of holders of not less than 5% of the issued voting shares of a corporation to requisition the directors to call a meeting of shareholders; the right to apply to a court for an order directing an investigation; the right to dissent from certain fundamental changes to the corporation and to be paid the fair value for their shares; and the right to bring “oppressive” or “derivative” actions. Under the Trust Indenture, Unitholders will have the right to receive written notice of certain events and the right to vote in respect of certain fundamental changes and the right to elect the directors and to select the auditor of the Trust annually. Furthermore, the Trust Indenture requires that holders of not less than 5% of the Trust Units on a fully-diluted basis may requisition the Trustee to call a meeting of Unitholders except in certain circumstances. However, Unitholders will not have the statutory right to apply to court for an order directing an investigation and will not have the right to dissent from certain fundamental changes to the Trust and to be paid the fair value for their Trust Units or the right to bring “oppression” or “derivative” actions.

Unitholder Liability

      The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and that, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder’s share of the Trust’s assets.

      The Trust Indenture further provides that the Trustee and the Trust shall make all reasonable efforts to include as a specific term of any obligations or liabilities being incurred by the Trust, or the Trustee on behalf of the Trust, a contractual provision to the effect that neither the Unitholders, nor the Trustee have any personal liability or obligations in respect thereof. There remains a risk that a Unitholder may be personally liable despite such a provision in the Trust Indenture or other agreements made by the Trust.

      The operations of the Trust will be conducted, upon the advice of counsel, in such a way to avoid as far as possible any material risk of liability on Unitholders for claims against the Trust.

      On July 1, 2004, the Income Trusts Liability Act (Alberta) (the “ITLA”) came into force. The ITLA protects unitholders of Alberta income trusts, such as the Trust, from legal uncertainties regarding potential liability by providing a statutory limitation on unitholders’ liability. Specifically, the ITLA provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the ITLA comes into force. The ITLA has not been subject to interpretation by courts in the Province of Alberta or elsewhere.

Absence of Prior Public Market

      The Trust is a newly-formed unincorporated trust. Prior to the Arrangement, there has been no public market for the Trust Units. The Trust cannot predict at what price the Trust Units will trade and there can be no assurance that an active trading market in the Trust Units will develop or be sustained. Trust Units will not necessarily trade at values determined solely by reference to the underlying value of its assets. One of the factors that may influence the market price of the Trust Units is the annual yield on the Trust Units. An increase in market interest rates may lead purchasers of Trust Units to demand a higher annual yield and this could adversely affect the market price of the Trust Units. In addition, the market price for the Trust Units may be affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of the Trust.

      There can also be no assurance that the Trust will be in a position to redeem Trust Units for cash when requested to do so.

Statutory Remedies

      The Trust is not a legally recognized entity within the relevant definitions of the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, a holder of Trust Units may be in a different position than a holder of unsecured indebtedness of a corporation.

Stability Rating

      The Trust does not have a stability rating and has no current plans to apply for a stability rating.

Return of Capital

      The Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a “yield” in the traditional sense as they represent both return of capital and return on investment.

Restrictions on Non-Resident and Non-Canadian Partnership Ownership of Trust Units

      The Trust Indenture imposes restrictions which limit the number of Trust Units that may be owned, directly or indirectly, by Non-Residents and Non-Canadian Partnerships (See “Description of the Trust — Non-Resident Unitholders”). These restrictions may limit (or inhibit the exercise of) the rights of certain Unitholders, including Non-Residents and Non-Canadian Partnerships such as U.S. persons, to acquire Trust Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Trust Units. As a result, these restrictions may limit the demand for Trust Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Trust Units held by the public.

MATERIAL CONTRACTS

      Set out below are agreements that may be considered material to the Trust:

1.	The Arrangement Agreement. See “The Arrangement — Arrangement Agreement” and Appendix C hereto.

2.	The Trust Indenture. See “Description of the Trust”.

3.	The Holding Trust Indenture. See “Description of Holding Trust”.

4.	The Holding Trust Note Indenture. See “Description of Holding Trust — Holding Trust Notes”.

5.	The Limited Partnership Agreement. See “Description of the Limited Partnership”.

6.	The Services Agreement. See “Material Agreements — Services Agreement”.

7.	The Call on Production Agreement. See “Material Agreements — Call on Production Agreement”.

AUDITORS, REGISTRAR AND TRANSFER AGENT

      The auditors of the Trust following completion of the Trust Spinout will be determined by the audit committee and directors of the General Partner.

      The registrar and transfer agent for the Trust Units is Computershare, at its principal offices in Calgary, Alberta and Toronto, Ontario.

December 2, 2004

Auditors’ Report

To the Directors of

Paramount Resources Ltd.

We have audited the schedule of revenues, royalties and operating expenses for the year ended December 31, 2003 for the working interest of the Kaybob properties acquired under an agreement which closed June 30, 2004. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the acquired Kaybob properties for the year ended December 31, 2003 in accordance with the basis of accounting disclosed in the notes.

Chartered Accountants

Calgary, Alberta

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PARAMOUNT RESOURCES LTD.

KAYBOB PROPERTIES

SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES

For the six months ended June 30, 2004 and the year ended December 31, 2003
(in thousands of Canadian dollars)

	Year ended	Six months
	December 31,	ended June 30,
	2003	2004

		(unaudited)
Revenues	$82,609	$53,311
Royalties	(22,750)	(14,088)

	59,859	39,223
Operating Expenses	(13,222)	(9,111)

Excess of Revenue Over Operating Expenses	$46,637	$30,112

See accompanying notes to Schedule of Revenues, Royalties, and Operating Expenses for the Properties.

PARAMOUNT RESOURCES LTD.

KAYBOB PROPERTIES

NOTES TO SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES

For the six months ended June 30, 2004 and the year ended December 31, 2003

1.  Basis of Presentation

On June 30, 2004, Paramount Resources Ltd. closed the acquisition of certain oil and gas properties. The Schedule of Revenues, Royalties, and Operating Expenses for these properties have been derived from financial information provided by the vendor and relates only to the working interest of the properties acquired. The following properties are collectively referred to as the Kaybob properties:

Kaybob Operated:	Simonette (A pool and B pool), Karr, Bluesky, Fox Creek Viking, Kaybob North BHL Unit #1, Kaybob South BHL Unit #3

Kaybob Non operated:	Kaybob North BHL Gas Plant #2, Kaybob South BHL Unit #1, Kaybob South BHL Unit #2, Simonette Suncor.

GORR:	West Kaybob and Simonette

The Schedule of Revenues, Royalties, and Operating Expenses includes only those revenues and operating expenses which are directly related to the properties and does not include any expenses related to exploration, development, general and administrative costs, interest, and income taxes or any provision for depletion, depreciation, amortization, site restoration and abandonment costs.

2.  Significant Accounting Policies

        Revenue

Revenue amounts are calculated by multiplying the sales volume by a price for each product as defined below:

Crude and condensate:	Established posted prices less transportation and quality adjustments.

Gas:	Either aggregator contract or average pool price across the entire marketing portfolio less transportation and related costs.

Natural Gas Liquids:	Established posted prices by component less transportation and fractionation costs.

        Operating expenses

Operating expenses include property and mineral taxes, licenses, and all costs related to lifting, field gathering and transporting of products. Excluded from operating expenses is own use fuel and Central Alberta Midstream gas processing costs. These costs charged by a related party of the vendor do not necessarily reflect an industry rate.

        Royalties

Royalties are recorded at the time the product is produced. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.

December 10, 2004

Auditors’ Report

To the Directors of Paramount Resources Ltd.

At the request of Paramount Resources Ltd., we have audited the Schedule of Revenues, Royalties and Operating Expenses for the three years ended December 31, 2003, 2002 and 2001 for the Marten Creek Property that Paramount Resources Ltd. acquired as of August 16, 2004. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the Schedule of Revenues, Royalties and Operating Expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Marten Creek Property for each of the years ended December 31, 2003, 2002 and 2001 in accordance with the basis of accounting disclosed in note 1.

Chartered Accountants

Calgary, Alberta

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

MARTEN CREEK PROPERTY

SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES

($ thousands)

	Six Months	Nine Months
	Ended	Ended	Year Ended December 31,
	June 30,	September 30,
	2004	2003	2003	2002	2001

	(unaudited)
Revenues	$13,475	$16,692	$21,061	$12,111	$22,701
Royalties	3,505	4,415	5,524	3,304	6,453

	9,970	12,277	15,537	8,807	16,248
Operating expenses	1,991	2,053	2,744	1,060	1,109

Excess of revenues over operating expenses	$7,979	$10,224	$12,793	$7,747	$15,139

See accompanying Notes to Schedule

MARTEN CREEK PROPERTY

NOTES TO SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES

Years Ended December 31, 2003, 2002 and 2001
and the Six Months Ended June 30, 2004 and Nine Months Ended September 30, 2003 (unaudited)

1.	Basis of presentation

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Marten Creek Property (“the Property”) that Paramount Resource Ltd. acquired as of August 16, 2004.

The Schedule of Revenues, Royalties and Operating Expenses for the Property does not include any provision for the depletion, depreciation and amortization, asset retirement costs, future capital costs, impairment of unevaluated properties, administrative costs and income taxes for the Property as these amounts are based on the consolidated operations of the vendor of which the Property forms only a part.

2.	Significant accounting policies

        (A)  Joint Venture Operations

Substantially all of the Property is operated through joint ventures therefore the schedule reflects only the vendor’s proportionate interest.

        (B)  Revenue Recognition

Revenues are recorded net of related transportation costs when the product is delivered. Gas revenues are recorded based on AECO reference pricing used for sales between operating divisions of EnCana Corporation and do not reflect ultimate marketing related activities. Oil revenues are recorded based on blended prices established between operating divisions of EnCana Corporation for similar quality product delivered to a common carrier. In cases where product is not transferred between operating divisions of EnCana Corporation, actual prices received are used.

        (C)  Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements. Crown royalties for natural gas are based on the Alberta Government posted reference prices. Crown royalties for crude oil are taken in kind by the Alberta Petroleum Marketing Commission.

        (D)  Operating Expenses

Operating expenses include amounts incurred on extraction of product to the surface, gathering, field processing, treating and compression.

AUDITORS’ REPORT

To the Board of Directors of

Paramount Resources Ltd.

      We have audited the balance sheets of the Kaybob and Marten Creek Properties, certain properties of Paramount Resources Ltd., as at December 31, 2003 and 2002 and the statements of earnings (loss) and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these financial statements present fairly, in all material respects, the financial position of the Kaybob and Marten Creek Properties as at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

      As discussed in note 1, the Kaybob and Marten Creek Properties are properties of Paramount Resources Ltd. and have no separate legal status.

Calgary, Canada	(Signed) Ernst & Young LLP

December 13, 2004	Chartered Accountants

KAYBOB AND MARTEN CREEK PROPERTIES

BALANCE SHEET

(thousands of dollars)
(See note 1: Basis of Presentation)

	September 30,	December 31,	December 31,
	2004	2003	2002

	(unaudited)
ASSETS (Note 5)
Current Assets
Accounts receivable	51,867	39,269	30,591
Financial instruments (Note 8)	1,907	—	—
Prepaid expenses	1,612	1,080	3,506
Deferred hedging loss	—	—	—

	55,386	40,349	34,097

Property, Plant and Equipment (Note 4)
Property, plant and equipment, at cost	987,287	723,672	668,148
Accumulated depletion and depreciation	(309,665)	(240,117)	(171,409)

	677,622	483,555	496,739

Goodwill (Note 3)	19,400	19,400	—

	752,408	543,304	530,836

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	54,176	55,950	45,984
Financial instruments (Note 8)	4,350	—	—

	58,526	55,950	45,984

Asset retirement obligations (Note 9)	55,164	28,993	25,895
Deferred revenue	—	2,055	2,906
Future income taxes (Note 7)	85,810	72,166	89,891

	140,974	103,214	118,692

Commitments and Contingencies (Note 8 and 10) Equity
Net investment by Paramount Resources Ltd.	552,908	384,140	366,160

	752,408	543,304	530,836

See accompanying notes to financial statements

KAYBOB AND MARTEN CREEK PROPERTIES

STATEMENTS OF EARNINGS (LOSS)

(thousands of dollars)
(See note 1: Basis of Presentation)

	Nine months	Nine months
	ended	ended	Year ended December 31
	September 30,	September 30,
	2004	2003	2003	2002	2001

	(unaudited)	(unaudited)
Revenue:
Petroleum and natural gas sales	212,214	160,100	202,263	143,456	186,428
Financial instruments gain (loss) (Note 8)	(5,515)	(28,590)	(27,621)	17,429	5,842
Royalties (net of ARTC)	(44,133)	(35,949)	(44,759)	(33,685)	(41,490)

	162,566	95,561	129,883	127,200	150,780

Expenses:
Operating	30,945	19,992	32,866	27,289	20,839
Interest	7,592	8,101	9,605	11,024	6,896
General and administrative	10,142	7,400	10,545	5,955	4,263
Bad debt expense (recovery)	(2,833)	3,103	3,103	—	—
Lease rentals	662	489	627	562	480
Geological and geophysical	1,497	126	211	946	499
Dry hole costs (Note 4)	895	2,447	3,911	27,988	1,215
Loss on sales of property, plant and equipment	1,407	1,581	1,806	169	—
Accretion of asset retirement obligations (Note 9)	1,991	1,556	2,075	1,875	1,739
Depletion and depreciation	72,181	56,092	74,404	69,997	42,155
Writedown of petroleum and natural gas properties (Note 4)	—	—	1,493	—	—
Unrealized foreign exchange gain	(8,194)	—	(498)	—	—

	116,285	100,887	140,148	145,805	78,086

Earnings (loss) before taxes	46,281	(5,326)	(10,265)	(18,605)	72,694

Income and other taxes: (Note 7)
Current	—	—	—	—	8,965
Large Corporations Tax and other	1,616	1,007	1,343	3,211	1,046
Future income tax (recovery) expense	13,644	(13,978)	(17,725)	(14,911)	20,375

	15,260	(12,971)	(16,382)	(11,700)	30,386

Net earnings (loss)	31,021	7,645	6,117	(6,905)	42,308

Net investment by Paramount Resources Ltd., beginning of period	384,140	366,160	366,160	311,548	255,076
Net earnings	31,021	7,645	6,117	(6,905)	42,308
From Paramount Resources Ltd.	137,747	15,602	11,863	61,517	14,164

Net investment by Paramount Resources Ltd., end of period	552,908	389,407	384,140	366,160	311,548

See accompanying notes to financial statements

KAYBOB AND MARTEN CREEK PROPERTIES

STATEMENTS OF CASH FLOWS

(thousands of dollars)
(See note 1: Basis of Presentation)

	Nine Months Ended
	September 30		Year Ended December 31

	2004	2003	2003	2002	2001

	(unaudited)	(unaudited)
Operating activities
Net earnings (loss)	31,021	7,645	6,117	(6,905)	42,308
Add (deduct) non-cash items
Depletion and depreciation	72,181	56,092	74,404	69,997	42,155
Loss on sale of property, plant and equipment	1,407	1,581	1,806	169	—
Accretion of asset retirement obligations (Note 9)	1,991	1,556	2,075	1,875	1,739
Non-cash general and administrative expense	1,022	—	630	127	—
Unrealized foreign exchange gain	(8,194)	—	(498)	—	—
Future income tax expense (recovery) (Note 7)	13,644	(13,978)	(17,725)	(14,911)	20,375
Writedown of petroleum and natural gas properties (Note 4)	—	—	1,493	—	—
Amortization of other assets	303	—	51	—	—
Non-cash loss on financial instruments (Note 8)	2,443	—	—	—	—
Dry hole costs (Note 4)	895	2,447	3,911	27,988	1,215
Geological and geophysical costs	1,497	126	211	946	499

Cash flow from operations	118,210	55,469	72,475	79,286	108,291

Add (deduct) non-cash items
Change in accounts receivable	(12,598)	(7,501)	(8,678)	(10,570)	21,910
Change in prepaid expenses	(532)	2,946	2,426	2,066	(1,087)
Change in deferred hedging loss	—	—	—	6,522	(6,522)
Change in accounts payable and accrued liabilities	(6,520)	(18,897)	2,268	25,340	(4,344)
Change in deferred revenue	(2,055)	(2,906)	(851)	2,378	(608)
Less working capital deficiency acquired (Note 3)	—	—	—	(4,892)	—

Change in non-cash operating working capital	(21,705)	(26,358)	(4,835)	20,844	9,349

	96,505	29,111	67,640	100,130	117,640

Financing activities
Net investment from (to) Paramount Resources Ltd.	144,950	(3,798)	(7,723)	60,671	14,163

	144,950	(3,798)	(7,723)	60,671	14,163

Investing activities
Property, plant and equipment expenditures	(72,145)	(31,705)	(70,107)	(77,406)	(120,403)
Petroleum and natural gas property acquisitions (Note 3)	(172,659)	—	(628)	(532)	(10,993)
Acquisition of Summit Resources Ltd. (Note 3)	—	—	—	(80,321)	—
Proceeds on sale of property, plant and equipment	100	—	3,331	995	1,597
Geological and geophysical	(1,497)	(126)	(211)	(946)	(499)
Change in non-cash working capital	4,746	6,518	7,698	(2,591)	(1,505)

	(241,455)	(25,313)	(59,917)	(160,801)	(131,803)

(Decrease) increase in cash	—	—	—	—	—
Cash, beginning of period	—	—	—	—	—

Cash, end of period	—	—	—	—	—

See accompanying notes to financial statements

KAYBOB AND MARTEN CREEK PROPERTIES

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001 and unaudited for the nine months ended September 30, 2004 and 2003
(thousands of dollars except as noted)

1.  BASIS OF PRESENTATION

Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States.

The Company proposes to undertake a Trust Spinout (“Trust Spinout”), a reorganization which would result in the shareholders and the Company receiving units of the proposed Trust (the “Trust”), which would indirectly own a substantial portion of the Company’s existing assets. The assets intended to become indirectly owned by the Trust, referred to as the “Spinout Assets,” are located in the Kaybob and Marten Creek areas of Alberta. The major Kaybob, Alberta properties that would be transferred consist of Kaybob North, Pine Creek, Fox Creek, Two Creek, Clover, and Simonette, and are located in central Alberta and produce primarily natural gas and natural gas liquids. These properties account for 76% of the natural gas production that would be transferred. Three natural gas plants, currently operated by the Company, would also be transferred. The Spinout Assets include substantially all of the Kaybob properties acquired in June 2004 as part of the $185 million acquisition. The Marten Creek, Alberta properties are located in west central Alberta and are part of the Company’s Grande Prairie operating unit. These properties produce primarily natural gas and natural gas liquids. The Company has a 100% working interest in the properties comprising the Spinout Assets in this area for all of the production wells. The Spinout Assets include all of the Marten Creek properties acquired by the Company in the August 2004 acquisition for $82 million, subject to adjustments.

These financial statements have been prepared to present the financial position, results of operations and cash flows for the Spinout Assets also referred to as “Kaybob and Marten Creek Properties.”

Subsequent to the acquisition of the properties by the Trust, the management of the Trust will determine all operating, investing and financing activities applicable to the Spinout Assets. Accordingly, the amounts recorded in these financial statements may not be indicative of the amounts that will result in future periods.

Each of Paramount’s core areas, including the properties that are being transferred, have distinct operating staff, capital budgets and targets. Paramount also has shared services such as drilling, facilities, and construction, accounting, land administration and corporate compliance. Historically, Paramount has maintained accounting records necessary to support its consolidated financial statements and for other internal or tax reporting purposes. Paramount has not previously prepared separate complete financial statements for the Spinout Assets or for any of its other core areas. While the amounts applicable to the Spinout Assets for certain revenues, expenses, assets and liabilities can be derived directly from the accounting records of Paramount, it has been necessary to allocate certain items in the manner described below.

The financial statements for the Spinout Assets are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”), which in the case of these financial statements, differ in certain respects from accounting principles generally accepted in the United States. These differences are described in note 11.

The unaudited interim financial statements as at and for the nine months ended September 30, 2004 and 2003 have been prepared in a manner consistent with accounting policies utilized in the financial statements for the year ended December 31, 2003.

As a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ significantly from those estimates.

        Presentation of the Statements of Earnings (Loss)

The amounts for petroleum and natural gas sales, royalties (net of ARTC), operating costs, geological and geophysical costs, dry hole costs, lease rental costs, accretion of asset retirement obligations, write-down of petroleum and natural gas properties, and gains/ losses on sales of property, plant and equipment have been recorded in the accounting records of Paramount on a property by property basis, and the amounts included in these financial statements have been derived directly from the accounting records of Paramount. The amounts for depletion and depreciation were determined by Paramount on the basis of production volumes, estimates of reserves and cumulative costs applicable to each area. The amounts applicable to the Spinout Assets have been included in these financial statements.

General and administrative costs incurred by Paramount are considered a corporate cost. For purposes of these financial statements, the amounts recorded for general and administrative costs have been allocated for each period on a pro rata basis using production volumes of the Spinout Assets for the year as a proportion of the aggregate production volumes of Paramount for the year.

Paramount periodically uses derivative financial instruments such as forwards, futures, swaps and options to manage its exposure to changes in petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rates. The use of financial instruments is considered to be a corporate activity. For purposes of these financial statements, gains and losses resulting from the financial instrument contracts for petroleum and natural gas prices, and the Canadian/ US dollar exchange rate have been allocated for each period on a pro rata basis using production volumes of the Spinout Assets for the year as a proportion of the aggregate production volumes of Paramount for the year. Deferred gains or losses as at the balance sheet dates, such as amounts resulting from the early termination of financial instrument contracts, have been allocated on a pro rata basis using production volumes of the Spinout Assets for the year as a proportion of the aggregate production volumes of

KAYBOB AND MARTEN CREEK PROPERTIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended December 31, 2003, 2002 and 2001 and unaudited for the nine months ended September 30, 2004 and 2003
(thousands of dollars except as noted)

Paramount for the year. Gains and losses resulting from financial instrument contracts for interest rate swaps have been allocated in on a pro rata basis using interest expense for the Spinout Assets for the year as a proportion to interest expense for Paramount for the year.

Paramount conducted all of its Canadian activities through one entity for the periods covered by these financial statements. Accordingly, the income tax balances for the costs of acquiring, exploring for and developing the Spinout Assets, and the costs of associated tangible equipment, are blended with those of Paramount’s other areas. For purposes of these financial statements, the future income taxes of Paramount as at December 31, 2000 have been allocated to the Spinout Assets on a pro rata basis using the net book value of the Spinout Assets as a proportion of Paramount’s aggregate net book value of property, plant and equipment. The amounts for future income taxes and current taxes for periods after December 31, 2000, have been determined using the liability method of accounting for income taxes for the Spinout Assets. In 2001, Paramount incurred current income taxes. For purposes of these financial statements, the amount of current income taxes for 2001 has been allocated to the Spinout Assets on a pro rata basis using net income before tax of the Spinout Assets as a proportion of net income before tax of Paramount as a whole. Paramount also incurred Large Corporation Tax for each of the periods presented. For purposes of these financial statements, the amount of Large Corporation taxes of Paramount for each period presented has been allocated to the Spinout Assets on a pro rata basis using the capital tax base of the Spinout Assets as a proportion of the capital tax base of Paramount as a whole.

        Presentation of Financial Position

The costs of petroleum and natural gas properties and other property, plant and equipment, the associated accumulated depletion and depreciation, and the liability for asset retirement obligations have been accumulated in the accounting records on an area by area basis. The amounts included in these financial statements have been derived directly from the accounting records of Paramount.

For purposes of the balance sheets as at December 31, 2003 and 2002, accounts receivable, prepaid expenses, financial instrument assets, accounts payable and accrued liabilities, and financial instrument liabilities, have been allocated for each period on a pro rata basis using production volumes of the Spinout Assets for the year as a proportion of the aggregate production volumes of Paramount for the year. For the purposes of the balance sheet as at September 30, 2004, accounts receivable and accounts payable and accrued liabilities have been allocated on a pro rata basis using production volumes for the three month period ended September 30, 2004 as a proportion of the aggregate production volumes of Paramount for the three month period ended September 30, 2004. A three month production period was used for the interim period allocation to reflect the increase in production from the $185 million and $82 million acquisitions.

Cash, short-term investments, and debt are related to corporate activities of Paramount and have been excluded from these financial statements. The excess or deficiency of cash flows from operations of the Spinout Assets less cash outflows from investment activities, are financed by corporate treasury through equity investments by Paramount. Interest has been allocated on a pro rata basis to the Spinout Assets using the cumulative investment in the Spinout Assets as a proportion of total debt of Paramount.

        Presentation of Statements of Cash Flows

As discussed above, the cash balances of Paramount are maintained on a centralized basis and considered to be a corporate activity and therefore, have been excluded from these financial statements. For purposes of the presentation of the statements of cash flows, cash and disbursements are deemed to be transferred to or from the corporate account concurrent with the respective inflow or outflow of cash and are presented as “Net investment by Paramount”.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Revenue Recognition

Revenues associated with the sale of natural gas, crude oil, and natural gas liquids (“NGLs”) are recognized when title passes to the customer.

Revenues from oil and natural gas production from properties in which there is an interest with other producers are recognized on a net working interest basis.

        Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The successful efforts method of accounting for petroleum and natural gas operations is followed. Under this method, only those costs that result directly in the discovery of petroleum and natural gas reserves are capitalized. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net costs of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of property, plant and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project. Depreciation of other equipment is provided on a straight-line bases over the assets’ estimated useful life varying from 5 to 12 years.

KAYBOB AND MARTEN CREEK PROPERTIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended December 31, 2003, 2002 and 2001 and unaudited for the nine months ended September 30, 2004 and 2003
(thousands of dollars except as noted)

Producing areas and significant unproved properties are assessed annually, or as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its discounted net recoverable amount.

Certain exploration, development and production activities are conducted jointly with others. These financial statements reflect only the proportional interest in such activities.

        Asset Retirement Obligations

The fair value of an asset retirement obligation is recognized in the period in which it is incurred or when a reasonable estimate of the fair value can be made. The asset retirement costs equal to the fair value of the retirement obligations are capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation and depletion. The liability associated with the asset retirement costs is subsequently adjusted for the passage of time which is recognized as accretion expense in the statement of earnings (loss). The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligations will reduce the asset retirement liability to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligations and the liability recorded are recognized in the earnings (loss) in the period in which the settlement occurs.

        Goodwill

Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is not amortized and is assessed for impairment at least annually. Impairment is assessed based on a comparison of the fair value of the net assets acquired to the carrying value of the net assets, including goodwill. Any excess of the carrying value of goodwill over and above its fair value is the impairment amount, and is charged to earnings (loss) in the period identified.

        Financial Instruments

Derivative financial instrument contracts such as forwards, futures, swaps and options are periodically utilized to manage exposure to fluctuations in petroleum and natural gas prices, the Canadian/ US dollar exchange rate and interest rates. Emerging Issues Committee Abstract 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments” (“EIC 128”) establishes accounting and reporting standards requiring that every derivative instrument that does not qualify for hedge accounting be recorded in the balance sheet as either an asset or liability measured at fair value. Accounting Guideline 13, Hedging Relationships (“AcG 13”), which was effective for years beginning on or after July 1, 2003, establishes the need for companies to formally designate, document and assess the effectiveness of relationships that receive hedge accounting treatment.

The policy is to account for those derivative financial instruments in which management has formally documented its risk objectives and strategies for undertaking the hedged transaction as hedges. For these instruments, it has been determined that the derivative financial instruments are effective as hedges, both at inception and over the term of the hedging relationship, as the term to maturity, the notional amount, the commodity price, exchange rate, and interest rate basis of the instruments, all match the terms of the transaction being hedged. The assessment of the effectiveness of the hedging relationships is performed on an ongoing basis to ensure that the derivatives entered into are highly effective in offsetting changes in fair values or cash flows of the hedged items. The fair values of derivative financial instruments designated as hedges are not reflected in the financial statements. Derivative financial instruments not formally designated as hedges are measured at fair value and recognized on the balance sheet with changes in the fair value recognized in earnings (loss) during the period.

As at January 1, 2004, AcG 13 was adopted on a prospective basis, and the Company elected not to designate any of its financial instruments as hedges and has fair-valued the derivatives and recognized the gains and losses on the balance sheets and statement of earnings (loss) for the nine month period ended September 30, 2004. The impact on these financial statements at January 1, 2004, resulted in the recognition of financial instrument assets of $1.8 million and a financial instrument liability of $1.0 million, for a net deferred gain on financial instruments of $0.8 million (note 8).

        Future Income Taxes

The liability method of accounting has been followed for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net earnings (loss) in the period in which the change occurs. Future income tax assets are assessed at the balance sheet date. To the extent that it is no longer more likely than not that a recognized future income tax asset will be realized, a valuation allowance is recorded to reduce the future income tax asset to the amount more likely than not to be realized.

        Measurement Uncertainty

The amounts recorded for depletion and depreciation and impairment of petroleum and natural gas properties and equipment, future income tax assets, and for asset retirement obligations and related accretion are based on estimates of reserves, future costs, petroleum and natural gas prices

KAYBOB AND MARTEN CREEK PROPERTIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended December 31, 2003, 2002 and 2001 and unaudited for the nine months ended September 30, 2004 and 2003
(thousands of dollars except as noted)

and other relevant assumptions. By their nature, these estimates and those related to the discounted cash flow used to assess impairment are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

3.  ACQUISITIONS

(a)	$185 Million Asset Acquisition

On June 30, 2004, Paramount completed an agreement to acquire oil and natural gas assets for cash consideration of $185.1 million, after adjustments. The assets acquired by Paramount are located in the Kaybob area in central Alberta, in the Fort Liard area in the Northwest Territories and in northeast British Columbia. From the properties acquired, only a portion of those assets will be included as part of the Spinout Assets. The financial statements reflect the income for the period after the closing date of the acquisition, for only the properties that will be transferred to the Trust.

The acquisition was accounted for using the purchase method. The following table summarizes the estimated fair value of the net assets acquired:

Property, plant and equipment	$211,947
Less: Asset retirement obligation	26,847

$185,100

The Spinout Assets’ portion of the properties acquired is $91.7 million of the $185.1 million. The Spinout Assets’ portion of asset retirement obligations is $22.1 million.

(b)	$82 Million Asset Acquisition

On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area in Grande Prairie for cash consideration of $82.1 million, after adjustments. The following table summarizes the estimated fair value of the net assets acquired:

Property, plant and equipment	$84,295
Less: Asset retirement obligation	2,115

$82,180

All of the properties are being transferred as part of the Spinout Assets and income for the period after the closing date of this acquisition is included in these financial statements.

(c)	Acquisition of Summit Resources Limited

On May 12, 2002, Paramount and Summit Resources Limited (“Summit”) jointly announced that they had entered into an agreement pursuant to which Paramount would make an offer to purchase all of the issued and outstanding common shares of Summit for cash consideration of $7.40 per share or approximately $249.6 million, including acquisition costs. This transaction has been accounted for using the purchase method and is being accounted for as of the date of completion of the acquisition of June 28, 2002.

From the properties acquired from Summit, only a portion of those assets will be included as part of the Spinout Assets. The following table summarizes the fair value of the assets and liabilities included as part of the Spinout Assets:

Assets
Accounts receivable	$3,639
Petroleum and natural gas properties	115,193
Goodwill	19,400

138,232

Liabilities
Accounts payable	5,706
Future income taxes	29,261
Debt	20,119
Other liabilities	2,825

57,911

Net assets acquired	$80,321

KAYBOB AND MARTEN CREEK PROPERTIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended December 31, 2003, 2002 and 2001 and unaudited for the nine months ended September 30, 2004 and 2003
(thousands of dollars except as noted)

4.  PROPERTY, PLANT AND EQUIPMENT

	September 30,
	2004

		Accumulated
		Depletion and
	Cost	Depreciation

Petroleum and natural gas properties	$981,397	$(306,228)
Other	5,890	(3,437)

Total	$987,287	$(309,665)

Net Book Value	$677,622

	December 31, 2003		December 31, 2002

		Accumulated		Accumulated
		Depletion and		Depletion and
	Cost	Depreciation	Cost	Depreciation

Petroleum and natural gas properties	$718,862	$(236,820)	$663,843	$(168,742)
Other	4,810	(3,297)	4,305	(2,667)

Total	$723,672	$(240,117)	$668,148	$(171,409)

Net book value	$483,555		$496,739

For the nine month ended September 30, 2004, $0.9 million in dry hole costs were expensed (2003 — $2.4 million). For the year ended December 31, 2003, $3.9 million in dry hole costs were expensed (2002 — $28.0 million, 2001 — $1.2 million).

For the year ended December 31, 2003, a provision of $1.5 million in respect of impairment of the petroleum and natural gas properties was included in the Spinout Assets.

Capital costs associated with non-producing petroleum and natural gas properties totaling approximately $51 million as at September 30, 2004, $67 million as at December 31, 2003, and $76 million as at December 31, 2002, are currently not subject to depletion.

5.  LONG-TERM DEBT

As at September 30, 2004, Paramount had a $250 million committed revolving/non-revolving term facility with a syndicate of Canadian chartered banks. Advances drawn on the facility are secured by a fixed charge over the assets of the Company, including the Spinout Assets. Pursuant to Note 1 — Basis of Presentation, debt is a corporate activity of Paramount and has been excluded from these financial statements.

6.  STOCK OPTION PLAN

General and administrative expense associated with the Company’s stock option plan have been allocated to the Spinout Assets on a pro rata basis using production volumes of the Spinout Assets for the year as a proportion of the aggregate production volumes of Paramount for the year. For the nine months ended September 30, 2004 and 2003, $1.6 million and $nil of stock based compensation expense was allocated to the Spinout Assets, respectively. For the years ended December 31, 2003, 2002 and 2001, $0.6 million, $0.2 million and $0.6 million of stock based compensation expense was allocated to the Spinout Assets.

As at September 30, 2004, 5.9 million shares were reserved for issuance under Paramount’s Employee Incentive Stock Option Plan, of which 3.5 million options are outstanding, exercisable to December 31, 2008, at prices ranging from $8.91 to $19.51 per share.

	Nine Months Ended
	September 30, 2004

	Average
Stock Options	Grant Price	Options

Balance, beginning of period	$9.64	3,632,000
Granted	14.86	274,000
Exercised	10.01	(310,500)
Cancelled	9.12	(115,000)

Balance, end of period	$10.04	3,480,500

Options exercisable, end of period	$10.75	919,375

KAYBOB AND MARTEN CREEK PROPERTIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended December 31, 2003, 2002 and 2001 and unaudited for the nine months ended September 30, 2004 and 2003
(thousands of dollars except as noted)

The following table summarizes information about stock options outstanding at September 30, 2004:

		Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Contractual	Exercise	Exercisable	Exercise
Exercise Prices	Number	Life	Price	Number	Price

$8.91-9.80	2,265,500	3	$9.02	283,875	$9.04
$10.01-19.51	1,215,000	2	$11.94	635,500	$11.52

Total	3,480,500	2	$10.04	919,375	$10.75

7.  INCOME TAXES

The income tax expense (recovery) differs from the expected income taxes obtained by applying the Canadian corporate tax rate to income (loss) before taxes as follows:

	Nine Months	Nine Months
	Ended	Ended	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	December 31,	December 31,	December 31,
	2004	2003	2003	2002	2001

Corporate tax rate	38.95%	40.79%	40.75%	42.25%	43.12%
Calculated income tax expense (recovery)	$18,028	$(2,173)	$(4,182)	$(7,861)	$31,345
Increase (decrease) resulting from:	—	—	—	—	—
Non-deductible Crown charges, net of ARTC	12,645	12,907	15,974	13,606	17,533
Federal resources allowance	(11,671)	(8,389)	(10,690)	(12,243)	(16,797)
Federal and provincial income tax rate adjustment	(3,545)	(14,595)	(14,541)	(970)	(5,389)
Attributed Canadian Royalty Income recognized	—	—	(1,729)	—	—
Large Corporations Tax and other	1,616	1,007	1,343	3,211	1,046
Recognition of tax pools not previously recognized	—	—	(1,607)	—	—
Other	(1,813)	(1,728)	(950)	(7,443)	2,648

Income tax expense (recovery)	$15,260	$(12,971)	$(16,382)	$(11,700)	$30,386

        Components of Future Income Taxes

	September 30,	December 31,	December 31,
The net future tax liability comprises:	2004	2003	2002

Differences between tax base and reported amounts of depreciable assets	69,700	63,305	81,686
Asset retirement obligations	16,110	8,861	8,205

	85,810	72,166	89,891

8.  FINANCIAL INSTRUMENTS

For purposes of these financial statements, gains and losses resulting from financial instrument contracts have been allocated for each period on a pro rata basis using production of the Spinout Assets for the year as a proportion of the aggregate production of Paramount for the year. Deferred gains or losses as at the balance sheet dates, such as amounts resulting from the early termination of financial instrument contracts, have been allocated for each period on a pro rata basis using production of the Spinout Assets for the year as a proportion of the aggregate production of Paramount for the year.

As disclosed in note 2, on January 1, 2004, the fair value of all outstanding derivative financial instruments that were not designated as hedges for accounting purposes, was recorded on the balance sheet with an offsetting net deferred gain. The net deferred gain is recognized into net earnings (loss) over the life of the associated contracts.

KAYBOB AND MARTEN CREEK PROPERTIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended December 31, 2003, 2002 and 2001 and unaudited for the nine months ended September 30, 2004 and 2003
(thousands of dollars except as noted)

The changes in fair value associated with the financial instruments are recorded on the balance sheets with the associated unrealized gain or loss recorded in net earnings (loss) for the period. The estimated fair value of all financial instruments is based on quoted prices or, in the absence of such quotes, third party market information and forecasts.

The following tables presents a reconciliation of the Spinout Assets change in the unrealized and realized gains and losses on financial instruments from January 1, 2004 to September 30, 2004.

September 30,
2004

Financial instrument asset	1,907
Financial instrument liability	(4,350)

Net financial instrument liability	(2,443)

	Nine Months Ended September 30, 2004

	Net Deferred
	Amounts on	Mark-to Market
	Transition	Gain (Loss)	Total

Fair value of contracts, January 1, 2004	(804)	804	—
Change in fair value of contracts recorded on transition, still outstanding at September 30, 2004	—	(3,977)	(3,977)
Amortization of the fair value of contracts as at September 30, 2004	(257)	—	(257)
Fair value of contracts entered into during the period	—	1,791	1,791

Unrealized loss on financial instruments	(1,061)	(1,382)	(2,443)

Realized (loss) on financial instruments for the nine month period ended September 30, 2004			(3,072)

Net (loss) on financial instruments for the nine month period ended September 30, 2004			(5,515)

For the nine months ended September 30, 2004, $3.1 million of realized losses on financial instruments were allocated to the Spinout Assets, compared to $28.6 million of realized losses on financial instruments for the same period in 2003.

For the year ended December 31, 2003, $27.6 million of realized losses on financial instruments were allocated to the Spinout Assets, compared to a realized gain of $17.4 million in 2002 (2001 — gain of $5.8 million).

(a)	Interest Rate Contracts

On June 6, 2004, Paramount entered into a fixed to floating interest rate swap. The fair value of this contract as at September 30, 2004, was a gain of $5.8 million. The Spinout Assets were allocated $2.5 million of the gain on a pro rata basis of interest expense of the Spinout Assets for the year as a proportion of interest expense for Paramount for the year.

The following are the details of the interest rate swap entered into by Paramount.

Description of
Swap Transaction	Maturity Date	Notional Amount		Indenture Interest		Swap to		Effective Rate

Swap of 7.875 percent US$ Senior Notes	November 1, 2010	US$	175 million	US$	fixed	US$	floating	US$	LIBOR plus 320 Basis Points

KAYBOB AND MARTEN CREEK PROPERTIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended December 31, 2003, 2002 and 2001 and unaudited for the nine months ended September 30, 2004 and 2003
(thousands of dollars except as noted)

(b)	Foreign Exchange Contracts

At September 30, 2004, Paramount has the following currency index swap transactions, fixing the exchange rate on receipts of US $15.0 million for CDN $21.5 million over the next two years at CDN $1.4337. The US$/CDN$ closing exchange rate was 1.2616 as at September 30, 2004 (December 31, 2003 — 1.2965).

		Weighted
		average
Year of settlement	US dollars	exchange rate

2004	$3,000	1.4337
2005	12,000	1.4337

	$15,000	1.4337

At January 1, 2004, Paramount recorded a deferred gain on financial instruments of $3.3 million related to existing foreign exchange contracts. The fair value of these contracts at September 30, 2004, was a loss of $2.5 million. The change in fair value, a $5.8 million loss, and $1.2 million amortization of the deferred gain have been recorded in the consolidated statement of earnings of Paramount. On a pro rata basis using production of the Spinout Assets for the year as a proportion of the aggregate production of Paramount for the year, the Spinout Assets were allocated $1.8 million of the deferred gain on financial instruments on January 1, 2004. The Spinout Assets were allocated $1.4 million for the fair value of the contracts at September 30, 2004. The change in fair value, a $3.2 million loss, and $0.7 million amortization of the deferred gain have been allocated to the Spinout Assets.

(c)	Commodity Price Contracts

At September 30, 2004, the Company had entered into financial forward contracts as follows:

	Volume	Price	Term

Sales Contracts

AECO Fixed Price	10,000 GJ/d	$5.51	April 2004 - October 2004
AECO Fixed Price	10,000 GJ/d	$5.55	April 2004 - October 2004
AECO Fixed Price	20,000 GJ/d	$5.80	April 2004 - October 2004
AECO Fixed Price	10,000 GJ/d	$5.81	April 2004 - October 2004
AECO Fixed Price	10,000 GJ/d	$5.86	April 2004 - October 2004
AECO Collars	10,000 GJ/d	$5.25-$6.75 collar	April 2004 - October 2004
AECO Collars	10,000 GJ/d	$5.25-$6.80 collar	April 2004 - October 2004
AECO Fixed Price	20,000 GJ/d	$6.82	September 2004 - October 2004
NYMEX Fixed Price	10,000 MMBtu/d	US $6.41	November 2004 - March 2005
NYMEX Fixed Price	10,000 MMBtu/d	US $7.46	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$7.60	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$7.90	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$8.03	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$6.28	April 2005 - June 2005
AECO Fixed Price	20,000 GJ/d	$6.30	April 2005 - June 2005
AECO Fixed Price	20,000 GJ/d	$6.80	April 2005 - June 2005
WTI Collars	1,000 Bbl/d	US $25.00-30.25 collar	January 2004 - December 2004

Purchase Contracts
AECO Fixed Price	20,000 GJ/d	$6.76	November 2004 - March 2005

At January 1, 2004, Paramount recorded a deferred loss on financial instruments of $1.8 million related to existing forward commodity price contracts. The fair value of these contracts at September 30, 2004, was a loss of $2.0 million. The change in fair value, a $1.4 million loss, and $1.7 million amortization of the deferred loss have been recorded in the consolidated statements of earnings of Paramount. At September 30, 2004, a $1.3 million loss was recorded in the consolidated statement of earnings of Paramount related to the fair value of financial contracts entered into after January 1, 2004. No deferred gains or losses were recorded related to these financial contracts. On a pro rata basis using production of the Spinout Assets for the year as a proportion of the aggregate production of Paramount for the year, the Spinout Assets were allocated $1.0 million of the deferred loss on financial instruments related to existing forward commodity price contracts on January 1, 2004. The Spinout Assets were allocated $1.0 million for the fair value of these contracts at September 30, 2004. The change in fair value, a $0.8 million loss, and $0.9 million amortization of the deferred loss have been allocated to the Spinout Assets. For financial contracts entered into after January 1, 2004, a $0.7 million loss was allocated to the Spinout Assets.

KAYBOB AND MARTEN CREEK PROPERTIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended December 31, 2003, 2002 and 2001 and unaudited for the nine months ended September 30, 2004 and 2003
(thousands of dollars except as noted)

(d)	Fair Values of Financial Assets and Liabilities

Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at year-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available.

The fair values of other financial instruments, including accounts receivable, accounts payable, and deferred revenue, approximate their carrying values due to the short-term maturity of those instruments.

(e)	Credit Risk

The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. The Company minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and controls third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risks.

9.  ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Spinout Assets’ oil and gas properties.

	Nine Months
	Ended	Year Ended	Year Ended
	September 30,	December 31,	December 31,
	2004	2003	2002

Asset Retirement Obligation, Beginning of Year	$28,993	$25,895	$23,114
Liabilities Incurred	24,180	1,023	906
Liabilities Settled	—	—
Accretion Expense	1,991	2,075	1,875

Asset Retirement Obligation, End of Year	$55,164	$28,993	$25,895

The undiscounted asset retirement obligations at September 30, 2004 are $76.0 million (December 31, 2003 — $50.9 million and 2002 — $34.9 million). The Spinout Asset’s credit-adjusted risk-free rate is 7.875 percent. These obligations will be settled based on the useful life of the underlying assets, the majority of which are not expected to be paid for several years, or decades, in the future and will be funded from general company resources at the time of removal.

10. COMMITMENTS

At September 30, 2004, Paramount had entered into the following physical delivery contracts:

	Amount	Price	Term

Sales Contracts
NIT Fixed Price	20,000 GJ/d	$6.22	October 2004
NIT Fixed Price	10,000 GJ/d	$6.71	October 2004
NIT Fixed Price	20,000 GJ/d	$7.32	November 2004
NIT Fixed Price	10,000 GJ/d	$7.16	September 2004 - October 2004
NIT Fixed Price	10,000 GJ/d	$7.22	September 2004 - October 2004
Station 2 Fixed Price	15,000 GJ/d	$7.24	July 2004 - October 2004
Station 2 Fixed Price	10,000 GJ/d	$7.30	June 2004 - October 2004
Station 2 Fixed Price	8,000 GJ/d	$7.99	November 2004 - March 2005
Station 2 Fixed Price	12,000 GJ/d	$8.00	November 2004 - March 2005

A portion of the physical delivery contracts will be allocated to the Spinout Assets on the pro rata basis using production of the Spinout Assets as a proportion of the total production of Paramount.

KAYBOB AND MARTEN CREEK PROPERTIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended December 31, 2003, 2002 and 2001 and unaudited for the nine months ended September 30, 2004 and 2003
(thousands of dollars except as noted)

11. US GAAP RECONCILIATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described below. The application of United States generally accepted accounting principles (“US GAAP”) would have the following effects on net earnings (loss) as reported.

	Nine Months Ended		Year Ended

	September 30,	September 30,	December 31,	December 31,	December 31,
	2004	2003	2003	2002	2001

Net earnings (loss) for the period as reported for Canadian GAAP	$31,021	$7,645	$6,117	$(6,905)	$42,308

Adjustments, net of tax
Forward foreign exchange exchange contracts and other financial instruments (a)	154	783	1,771	(9,762)	14,067
Impairments and related change in depletion and depreciation (c)	3,666	3,534	4,501	(15,376)	(5,128)
General and administrative (e)	(3,177)	294	365		—

Earnings (loss) for the year — US GAAP	$31,664	$12,256	$12,754	$(32,043)	$51,247

The application of US GAAP would have the following effect on the consolidated balance sheets as at September 30, 2004 and December 31, 2003 and 2002:

	September 30, 2004		December 31, 2003

	As Reported	US GAAP	As reported	US GAAP

Assets
Financial instruments (a)	$1,907	$—	$—	$—
Property, plant and equipment (c)	677,622	657,061	483,555	456,883
Liabilities
Deferred hedging loss (a)	—	—	—	896
Deferred revenue (a)	—	—	2,055	—
Financial instruments (a)	4,350	2,186	—	—
Future income taxes (a)(c)(e)	85,810	77,791	72,166	62,678

Equity
Investment by Paramount Resources Ltd. (a)(c)(e)	552,908	537,703	384,140	370,273

	December 31, 2002

	As Reported	US GAAP

Assets
Deferred hedging loss (a)	$—	$—
Property, plant and equipment (c)	496,739	462,566
Liabilities
Deferred hedging loss (a)	—	16,257
Deferred revenue (a)	2,906	—
Future income taxes (a)(c)(e)	89,891	83,383
Equity
Investment by Paramount Resources Ltd. (a)(c)(e)	366,160	322,225

a)	Forward foreign exchange contracts and other financial instruments

Prior to January 1, 2004, Paramount had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in

KAYBOB AND MARTEN CREEK PROPERTIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended December 31, 2003, 2002 and 2001 and unaudited for the nine months ended September 30, 2004 and 2003
(thousands of dollars except as noted)

income concurrently with the hedged transaction. Accordingly, the fair value of contracts deemed to be hedges was not previously reflected in the balance sheet, and changes in fair values were not reflected in net earnings (loss). As disclosed in note 2, effective January 1, 2004, the Company has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes, thus eliminating a US/Canadian GAAP difference in future periods.

For US purposes, the Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities.” With the adoption of this standard, all derivative instruments are recognized on the balance sheet at fair value. The statement requires that changes in the derivative instruments’ fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Under US GAAP for the nine month ending September 30, 2004, the deferred financial instrument asset of $1.8 million and the deferred financial instrument liability of $1.0 million described in note 2, would not be recorded for US GAAP purposes. Amortization of the deferred financial instrument asset and liability of $0.3 million (net of tax — $0.2 million) would not have been recognized in earnings for the nine months ended September 30, 2004. For the nine month period ending September 30, 2003, additional income of $1.3 million (net of tax — $0.8 million) would have been recorded. For the years ended December 31, 2003, December 31, 2002 and December 31, 2001, additional income of $3.0 million (net of tax — $1.8 million), an additional expense of $16.3 million (net of tax — $9.8 million) and income of $23.4 million (net of tax — $14.1 million), would have been recorded, respectively.

b)	Future income taxes

The Canadian liability method of accounting for income taxes is similar to the provisions of US SFAS No. 109 “Accounting for Income Taxes”, which requires the recognition of deferred tax assets and liabilities (referred to as future taxes under Canadian GAAP) for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate deferred taxes, whereas Canadian GAAP uses substantively enacted rates. This difference did not impact the Company’s financial position or results of operations.

c)	Impairments

Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the Canadian Institute of Chartered Accountants (the “CICA”) implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward.

For the nine month periods ended September 30, 2004 and 2003, no impairment charge would be recorded and a reduction in depletion and depreciation expense of $6.1 million (net of tax — $3.7 million) and $5.9 million (net of tax — $3.5 million), respectively, would be recorded due to impairment charges recorded in fiscal 2002 and 2001 under US GAAP. For the years ended December 31, 2003 and December 31, 2002, a reduction in depletion and depreciation expense of $7.5 million (net of tax — $4.5 million) and $0.4 million (net of tax — $0.2 million), respectively, would be recorded due to impairment charges recorded in fiscal 2002 and 2001 under US GAAP. For the year ended December 31, 2001, an impairment charge of $8.5 million (net of tax — $5.1 million) would be recorded under US GAAP. An additional impairment charge of $26.0 million (net of tax — $15.7 million) was recorded for the year ended December 31, 2002 under US GAAP.

d)	Other comprehensive income (loss)

Under US GAAP, certain items such as the unrealized gains or losses on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income (loss). In these consolidated financial statements, there are no comprehensive income or loss items other than net earnings (loss).

e)	Stock-based compensation

The Company has granted stock options to selected employees, directors and officers. For US GAAP purposes, SFAS 123, “Accounting for Stock-Based Compensation”, requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost.

KAYBOB AND MARTEN CREEK PROPERTIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

Years ended December 31, 2003, 2002 and 2001 and unaudited for the nine months ended September 30, 2004 and 2003
(thousands of dollars except as noted)

The following table summarizes the pro forma effect on earnings had the Company recorded the fair value of options granted:

	Nine Months Ended
			Year Ended
	September	September	December
	2004	2003	2003

Net earnings (loss) for the period — US GAAP	$31,664	$12,256	$12,754
Stock-based compensation expense determined under the value based method for all awards	3,177	(294)	(365)

Pro forma net earnings (loss) — US GAAP	$34,841	$11,962	$12,389

Under APB Opinion 25, the re-pricing of outstanding stock options under a fixed price stock option plan results in these options being accounted for as variable price options from the date of the modification until they are exercised, forfeited or expire. For the nine months ended September 30, 2004, an additional $4.2 million (2003 — $0.1 million) would have been recorded as general and administrative expense related to the re-pricing of outstanding stock options and for the nine months ended September 30, 2004, $1.0 million (2003 — $0.4 million) of general and administrative expenses related to stock options under Canadian GAAP would be reversed as the Company has chosen not to fair value account for its options using the fair value method under SFAS 123. For the year ended December 31, 2003, an additional $0.3 million (2002 — $ nil, 2001 — $ nil) would have been recorded as general and administrative expense related to the re-pricing of outstanding stock options and for the year ended December 31, 2003, $0.6 million (2002 — $ nil, $2001 — $ nil) of general and administrative expenses related to stock options under Canadian GAAP would be reversed as the Company has chosen not to fair value account for its options using the fair value method under SFAS 123.

f)	Statements of cash flows

The application of US GAAP would not change the amounts as reported under Canadian GAAP for cash flows provided by (used in) operating, investing and financing activities, except that the statements of cash flows include, under investing activities, changes in working capital, such as accounts payable and accrued liabilities related to property, plant and equipment additions and dispositions. For the nine months ended September 30, 2004, for investing activities, there would be a reduction of $4,746 (nine months ended September 30, 2003 — reductions of $6,518) are required under US GAAP. For the year ended December 31, 2003, 2002 and 2001, for investing activities, there would be reductions of $7,698 (2002 — additions of $2,591, 2001 — additions of $1,505). This disclosure has been provided in order to disclose the aggregate costs related to such activities and to arrive at the cash amounts. This presentation is not permitted under US GAAP.

AUDITORS’ REPORT

To the Board of Directors of Trilogy Energy Ltd., as administrator of

Trilogy Energy Trust

      We have audited the balance sheet of Trilogy Energy Trust as at February 25, 2005. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

      We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, the balance sheet presents fairly, in all material respects, the financial position of Trilogy Energy Trust as at February 25, 2005 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada	(Signed) Ernst & Young LLP

February 25, 2005	Chartered Accountants

TRILOGY ENERGY TRUST

BALANCE SHEET

As at February 25, 2005

ASSETS
Cash	$20

$20

UNITHOLDERS’ EQUITY
Unitholders’ capital (note 2)	$20

$20

Subsequent events (note 3)

See accompanying notes

On behalf of the Board of Trilogy Energy Ltd.:

(Signed) Bernard K. Lee	(Signed) Charles E. Morin
Director	Director

TRILOGY ENERGY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  FORMATION AND FINANCIAL PRESENTATION

Trilogy Energy Trust (the “Trust”) is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated February 25, 2005. The Trust has not carried on active business since formation. The Trust will be managed by Trilogy Energy Ltd., administrator of the Trust.

The financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2.  UNITHOLDERS’ EQUITY

        (a)  Authorized

An unlimited number of Trust Units and an unlimited number of Special Voting Units. At February 25, 2005, one (1) Trust Unit and no Special Voting Units were outstanding. The Trust Units have the same rights, receive distributions and participate in the assets of the Trust upon any wind up or dissolution.

        (b)  Issued

	Number of Units	Consideration

Trust Units Issued upon settlement	1	$20

Balance as at February 25, 2005	1	$20

3.  SUBSEQUENT EVENTS

Pursuant to the plan of arrangement involving Paramount Resources Ltd. (“Paramount”) and its shareholders and optionholders, the Trust will indirectly acquire certain properties from Paramount. Through the plan of arrangement, Shareholders of Paramount will receive in exchange for their Common Shares, one New Common Share of Paramount and one Trust Unit of the Trust.

Upon completion of the plan of arrangement, Shareholders of Paramount will own all of the issued and outstanding New Common Shares and 81% of the issued and outstanding Trust Units, with the remaining 19% of the issued and outstanding Trust Units being held by Paramount.

Pursuant to the plan of arrangement, the Trust will indirectly own certain of Paramount’s existing assets. The assets intended to become indirectly owned by the Trust, referred to as the “Spinout Assets,” are located in the Kaybob and Marten Creek areas of Alberta. As holders of Trust Units after the plan of arrangement, the Unitholders will receive monthly distributions of the cash flow generated by the Spinout Assets held by Trilogy Energy LP, a limited partnership, and distributed to Unitholders through the Trust. The completion of the arrangement is subject to regulatory, judicial and securityholder approval and is anticipated to be completed in April 2005.

COMPILATION REPORT

ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of Trilogy Energy Ltd., as administrator of

Trilogy Energy Trust

      We have read the accompanying unaudited pro forma consolidated balance sheet of Trilogy Energy Trust (“the Trust”) as at September 30, 2004 and unaudited pro forma consolidated statements of earnings for the nine months then ended and for the year ended December 31, 2003, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Trilogy Energy Trust” to the audited financial statements of the Trust as at February 25, 2005 and found them to be in agreement.

2.	Compared the figures in the columns captioned “Spinout Assets” to the unaudited financial statements of the Kaybob and Marten Creek Properties as at September 30, 2004 and for the nine months then ended or to the audited financial statements of the Kaybob and Marten Creek Properties for the year ended December 31, 2003, as appropriate, and found them to be in agreement.

3.	Compared the figures in the columns captioned “$185 Million Acquisition” to the unaudited schedule of revenues, royalties and operating expenses for the Kaybob properties for the six months ended June 30, 2004 or the audited schedule of revenues, royalties and operating expenses for the Kaybob properties for the year ended December 31, 2003, as appropriate.

4.	Compared the figures in the column captioned “$82 Million Acquisition” to the unaudited schedule of revenues, royalties and operating expenses for the Marten Creek property for the six months ended June 30, 2004 or the audited schedule of revenues, royalties and operating expenses for the Marten Creek property for the year ended December 31, 2003, as appropriate.

5.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

            The officials:

(a)	described to us the basis for determination of the pro forma adjustments; and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

6.	Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Trilogy Energy Trust”, “Spinout Assets”, “$185 Million Acquisition”, and “$82 Million Acquisition” as at September 30, 2004 and for the nine months then ended, as appropriate, and found the amounts in the columns captioned “Pro Forma Consolidated” to be arithmetically correct.

8.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Spinout Assets”, “$185 Million Acquisition”, and “$82 Million Acquisition” for the year ended December 31, 2003, and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

      A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada	(Signed) Ernst & Young LLP

February 28, 2005	Chartered Accountants

TRILOGY ENERGY TRUST

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2004
(thousands of dollars)
(Unaudited)

	Trilogy Energy
	Trust	Spinout Assets	Pro Forma		Pro Forma
	Note 1	Note 3(a)	Adjustments	Note	Consolidated

ASSETS
Current Assets
Cash	$20	$—	$—		$20
Accounts receivable	—	51,867	—		51,867
Financial instruments	—	1,907	—		1,907
Prepaid expenses	—	1,612	—		1,612

	20	55,386	—		55,406

Property, Plant and Equipment
Property, plant and equipment at cost	—	987,287	—		987,287
Accumulated depletion and depreciation	—	(309,665)	—		(309,665)

	—	677,622	—		677,622

Goodwill	—	19,400			19,400

	$20	$752,408	—		$752,428

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$54,176	—		$54,176
Financial instruments	—	4,350	—		4,350

	—	58,526	—		58,526

Long-term debt	—	—	190,000	3(d)(i)	220,000
			30,000	3(d)(i)
Asset retirement obligations	—	55,164	—		55,164
Future income taxes	—	85,810	(85,810)	3(d)(iv)	—

	—	199,500	134,190		333,690

Unitholders’ Equity
Unitholders’ capital	20	—	552,908	3(d)(iii)	418,738
			(190,000)	3(d)(i)
			(30,000)	3(d)(i)
			85,810	3(d)(iv)
Retained earnings	—	552,908	(552,908)	3(d)(iii)	—

	20	552,908	(134,190)		418,738

	$20	$752,408	—		$752,428

See accompanying notes to the unaudited pro forma consolidated financial statements

TRILOGY ENERGY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the nine months ended September 30, 2004
(in thousands of dollars, except per share amounts)
(Unaudited)

	Spinout Assets	$185 Million		$82 Million		Pro Forma		Pro Forma
	Note 3(a)	Acquisition	Note	Acquisition	Note	Adjustments	Note	Consolidated

Revenue:
Petroleum and natural gas sales	$212,214	$53,311	3(b)(i)	$13,475	3(c)(i)	$—		$279,000
Financial instruments loss	(5,515)	—		—		—		(5,515)
Royalties (net of ARTC)	(44,133)	(14,088)	3(b)(i)	(3,505)	3(c)(i)	—		(61,726)

	162,566	39,223		9,970		—		211,759

Expenses:
Operating	30,945	9,111	3(b)(i)	1,991	3(c)(i)	—		42,047
Interest	7,592	3,969	3(b)(iv)	2,205	3(c)(iii)	(7,592)	3(d)(i)	5,775
						(3,969)	3(d)(i)
						(2,205)	3(d)(i)
						4,988	3(d)(i)
						787	3(d)(i)
General and administrative	10,142	—		—		—		10,142
Bad debt recovery	(2,833)	—		—		—		(2,833)
Lease rentals	662	—		—		—		662
Geological and geophysical	1,497	—		—		—		1,497
Dry hole costs	895	—		—		—		895
Loss on sales of property, plant and equipment	1,407	—		—		—		1,407
Accretion of asset retirement obligations	1,991	869	3(b)(ii)	83	3(c)(ii)	—		2,943
Depletion and depreciation	72,181	10,669	3(b)(iii)	7,304	3(c)(iv)	—		90,154
Unrealized foreign exchange gain on US debt	(8,194)	—		—		8,194	3(d)(ii)	—

	116,285	24,618		11,583		203		152,689

Earnings (loss) before taxes	46,281	14,605		(1,613)		(203)		59,070

Income and other taxes:
Large Corporations Tax and other	1,616	101	3(b)(v)	126	3(c)(v)	(1,843)	3(d)(iv)	—
Future income tax expense	13,644	7,451	3(b)(vi)	—		(21,095)	3(d)(iv)	—

	15,260	7,552		126		(22,938)		—

Net earnings for the period	$31,021	$7,053		$(1,739)		$22,735		$59,070

Net earnings per unit (note 4)
Basic and Diluted								$0.75
Trust units outstanding (thousands of units) (note 4)								78,880

See accompanying notes to the unaudited pro forma consolidated financial statements

TRILOGY ENERGY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended December 31, 2003
(in thousands of dollars, except per share amounts)
(Unaudited)

	Spinout Assets	$185 Million		$82 Million		Pro Forma		Pro Forma
	Note 3(a)	Acquisition	Note	Acquisition	Note	Adjustments	Note	Consolidated

Revenue:
Petroleum and natural gas sales	$202,263	$82,609	3(b)(i)	$21,061	3(c)(i)	$—		$305,933
Commodity hedging loss	(27,621)	—		—		—		(27,621)
Royalties (net of ARTC)	(44,759)	(22,750)	3(b)(i)	(5,524)	3(c)(i)	—		(73,033)

	129,883	59,859		15,537		—		205,279

Expenses:
Operating	32,866	13,222	3(b)(i)	2,744	3(c)(i)	—		48,832
Interest	9,605	8,280	3(b)(iv)	3,780	3(c)(iii)	(9,605)	3(d)(i)	9,900
						(8,280)	3(d)(i)
						(3,780)	3(d)(i)
						8,550	3(d)(i)
						1,350	3(d)(i)
General and administrative	10,545	—		—		—		10,545
Bad debt expense	3,103	—		—		—		3,103
Lease rentals	627	—		—		—		627
Geological and geophysical	211	—		—		—		211
Dry hole costs	3,911	—		—		—		3,911
Loss on sales of property, plant and equipment	1,806	—		—		—		1,806
Accretion of asset retirement obligations	2,075	1,738	3(b)(ii)	167	3(c)(ii)	—		3,980
Depletion and depreciation	74,404	18,448	3(b)(iii)	14,609	3(c)(iv)	—		107,461
Writedown of petroleum and natural gas properties	1,493	—		—		—		1,493
Unrealized foreign exchange gain on US debt	(498)	—		—		498	3(d)(ii)	—

	140,148	41,688		21,300		(11,267)		191,869

Earnings (loss) before taxes	(10,265)	18,171		(5,763)		11,267		13,410

Income and other taxes:
Large Corporations Tax and other	1,343	227	3(b)(v)	189	3(c)(v)	(1,759)	3(d)(iv)	—
Future income tax (recovery) expense	(17,725)	10,788	3(b)(vi)	—		6,937	3(d)(iv)	—

	(16,382)	11,015		189		5,178		—

Net earnings	$6,117	$7,156		$(5,952)		$6,089		$13,410

Net earnings per unit (note 4)
Basic and Diluted								$0.17
Trust units outstanding (thousands of units) (note 4)								78,880

See accompanying notes to the unaudited pro forma consolidated financial statements

TRILOGY ENERGY TRUST

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(all tabular amounts expressed in thousands of dollars unless otherwise noted)

Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States.

The Company proposes to undertake a Trust Spinout (“Trust Spinout”), a reorganization which would result in the shareholders and the Company receiving units of Trilogy Energy Trust (the “Trust”), which would indirectly own a substantial portion of the Company’s existing assets. The assets intended to become indirectly owned by the Trust, referred to as the “Spinout Assets,” are located in the Kaybob and Marten Creek areas of Alberta. The major Kaybob, Alberta properties that would be transferred consist of Kaybob North, Pine Creek, Fox Creek, Two Creeks, Clover, and Simonette, and are located in central Alberta and produce primarily natural gas and natural gas liquids. These properties account for 76% of the natural gas production that would be transferred. Three natural gas plants, currently operated by the Company, would also be transferred. The Spinout Assets include substantially all of the Kaybob properties acquired in June 2004 as part of the $185 Million Acquisition (see note 3(b)). The Marten Creek, Alberta properties are located in west central Alberta and are part of the Company’s Grande Prairie operating unit. These properties produce primarily natural gas and natural gas liquids. The Company has a 100% working interest in the properties comprising the Spinout Assets in this area for all of the production wells. The Spinout Assets include all of the Marten Creek properties acquired by the Company in the August 2004 acquisition for $82 million (see note 3(c)).

Financial statements have been prepared to present the financial position, results of operations, and cash flows for the Spinout Assets also referred to as “Kaybob and Marten Creek Properties.” The proposed Trust Spinout does not result in a substantive change in ownership of the Spinout Assets. Therefore, the disposition by Paramount and the subsequent acquisition of the Spinout Assets by the Trust will be accounted for at the carrying value of the net assets transferred as recorded in the accounts of Paramount.

1.  BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet and consolidated statements of earnings of Trilogy Energy Trust have been prepared for inclusion in this Information Circular to reflect the Trust Spinout, the acquisition of the Kaybob properties (the “$185 Million Acquisition”), as described in note 3(b), and the acquisition of the Marten Creek Properties (the “$82 Million Acquisition”), as described in note 3(c).

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of earnings, collectively referred to as the “Pro Forma Financial Statements,” have been prepared by management based upon information derived from the following:

•	the audited Trilogy Energy Trust balance sheet as at February 25, 2005;

•	the unaudited Kaybob and Marten Creek Properties’ financial statements as at and for the nine months ended September 30, 2004;

•	the audited Kaybob and Marten Creek Properties’ financial statements as at and for the year ended December 31, 2003;

•	the unaudited schedule of revenues, royalties and operating expenses for the Kaybob properties for the six months ended June 30, 2004;

•	the audited schedule of revenues, royalties and operating expenses for the Kaybob properties for the year ended December 31, 2003;

•	the unaudited schedule of revenue, royalties and operating expenses for the Marten Creek Properties for the six months ended June 30, 2004;

•	the audited schedule of revenue, royalties and operating expenses for the Marten Creek Properties for the year ended December 31, 2003.

In the opinion of management of Paramount, the Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include all adjustments necessary for the fair presentation of the transactions described therein. The pro forma consolidated statements of earnings for the nine months ended September 30, 2004 and the year ended December 31, 2003, give effect to the Trust Spinout, the $185 Million Acquisition, the $82 Million Acquisition, and other pro forma adjustments as per note 3(d), as if they had taken place on January 1, 2003. The unaudited pro forma consolidated balance sheet as at September 30, 2004 gives effect to the Trust Spinout and other pro forma adjustments, as described in note 3(d), as if they had taken place on September 30, 2004.

The accounting policies used in the preparation of the Pro Forma Financial Statements are consistent with those used in the historical financial statements of Paramount. Accordingly, they should be read in conjunction with Paramount’s unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004 and its audited consolidated financial statements as at and for the year ended December 31, 2003.

The Pro Forma Financial Statements may not be indicative of the results of the operations or financial position that would have occurred if the events reflected therein had been in effect on the dates indicated, or of the results that may be obtained in the future.

2.  TRILOGY ENERGY TRUST

Pursuant to the plan of arrangement (the “Arrangement”), Paramount proposes to undertake a Trust Spinout. Through the Arrangement, shareholders of Paramount will receive in exchange for their Common Shares, one New Common Share of Paramount and one Trust Unit of Trilogy Energy Trust.

TRILOGY ENERGY TRUST

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(all tabular amounts expressed in thousands of dollars unless otherwise noted)

Upon completion of the Arrangement, Shareholders will own all of the issued and outstanding New Common Shares and 81% of the issued and outstanding Trust Units, with the remaining 19% of the issued and outstanding Trust Units being held by Paramount.

The Trust would indirectly own certain of Paramount’s existing assets. The assets intended to become indirectly owned by the Trust, referred to as the “Spinout Assets,” are located in the Kaybob and Marten Creek areas of Alberta. As holders of Trust Units after the Arrangement, the Unitholders will receive monthly distributions of the cash flow generated by the Spinout Assets held by the Trilogy Energy Limited Partnership and distributed to Unitholders through the Trust.

3.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

        (a)  Spinout Assets Historically Operated by Paramount

The financial results presented reflect the historical results for the Spinout Assets located in Central Alberta that were historically operated by Paramount. The amounts recorded for petroleum and natural gas sales, royalties and operating expenses for properties included in the Spinout Assets were recorded on a property by property basis in the financial records of Paramount.

        (b)  Kaybob & Fort Liard Properties Acquired as Part of the $185 Million Acquisition

On June 30, 2004, Paramount completed the acquisition of assets in the Kaybob area of central Alberta and the Fort Liard area of the Northwest Territories for $185.1 million, after adjustments. The Spinout Assets to be transferred include some of, but not all of the Kaybob properties acquired as part of that acquisition. The unaudited pro forma consolidated statements of earnings for the nine months ended September 30, 2004 and the year ended December 31, 2003, require the following adjustments, to include the operating results of the Kaybob and Fort Liard properties transferred as part of the Spinout Assets prior to the effective date of acquisition by Paramount.

(i)	Revenues, royalties and operating expenses that specifically relate to the oil and natural gas properties to be included as part of the Spinout Assets have been included for the nine month period ended September 30, 2004 and the year ended December 31, 2003 as follows:

	Six Months Ended	Year Ended
	June 30, 2004	December 31, 2003

Petroleum and natural gas sales	$53,311	$82,609
Royalties	(14,088)	(22,750)
Operating expenses	(9,111)	(13,222)

Excess of petroleum and natural gas sales over operating expenses	$30,112	$46,637

(ii)	Accretion of asset retirement obligations increased by $0.9 million and $1.7 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The accretion expense related specifically to the Spinout Assets.

(iii)	For the nine months ended September 30, 2004 and the year ended December 31, 2003, depletion and depreciation expense has been increased by $10.7 million and $18.4 million, respectively, to reflect the increase in the carrying value of property, plant and equipment of $113.8 million as a result of the transfer of the Spinout Assets.

(iv)	Interest expense has been increased by $4.0 million and $8.3 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The interest was allocated based on the increase in debt. Debt was calculated on a pro rata basis using the net book value of the property, plant and equipment to be transferred with the Spinout Assets as a proportion of the total acquisition cost.

(v)	Large Corporation Tax has been increased by $0.1 million and $0.2 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the increase in the Trust’s long-term debt.

(vi)	Future income tax expense has been increased by $7.5 million and $10.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments described above.

TRILOGY ENERGY TRUST

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(all tabular amounts expressed in thousands of dollars unless otherwise noted)

        (c)  Marten Creek Properties Acquired as Part of the $82 Million Acquisition

On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area of central Alberta for $82.1 million. The Spinout Assets to be transferred include all of the Marten Creek properties acquired as part of that acquisition. The unaudited pro forma consolidated statements of earnings as at and for the nine months ended September 30, 2004 and the year end December 31, 2003, give effect to the $82 Million Acquisition and take into account the following adjustments:

(i)	Revenues, royalties and operating expenses that relate to the oil and natural gas properties acquired for the six month pre-acquisition period ended June 30, 2004, have been added to the period ended September 30, 2004. For the year ended December 31, 2003, revenues, royalties and operating expenses for the properties acquired have been added for the year.

	Six Months Ended	Year Ended
	June 30, 2004	December 31, 2003

Petroleum and natural gas sales	$13,475	$21,061
Royalties	(3,505)	(5,524)
Operating expenses	(1,991)	(2,744)

Excess of petroleum and natural gas sales over operating expenses	$7,979	$12,793

(ii)	Asset retirement obligations assumed of $2.1 million as a result of the $82 Million Acquisition have resulted in accretion of asset retirement obligations increasing by $0.1 million and $0.2 million, for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

(iii)	Interest expense has been increased by $2.2 million and $3.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The interest was allocated based on the increase in debt. Debt was calculated on a pro rata basis using the net book value of the property, plant and equipment to be transferred with the Spinout Assets as a proportion of the total acquisition cost.

(iv)	For the nine months ended September 30, 2004 and the year ended December 31, 2003, depletion and depreciation expense has been increased by $7.3 million and $14.6 million, respectively, as a result of the $82 million acquisition.

(v)	Large Corporation Tax has been increased by $0.1 million and $0.2 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the increase in long-term debt.

        (d)  Other Pro Forma Adjustments

The Pro Forma Financial Statements as at and for the nine months ended September 30, 2004 and the year ended December 31, 2003, reflect the following additional pro forma adjustments:

(i)	Interest expense of $7.6 million and $9.6 million has been deducted due to the transfer of the Spinout Assets (note 3(a)) for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Interest expense of $4.0 million and $8.3 million has been deducted for the transfer of assets that were acquired as part of the $185 Million Acquisition (note 3(b)(iv)) for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Interest expense of $2.2 million and $3.8 million has been deducted for the transfer of assets that were acquired as part of the $82 Million Acquisition (note 3(c)(iii)) for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Upon completion of the proposed Trust Spinout, no debt will be allocated to the Spinout Assets, and as a result, the interest deductions in note 3(a), note 3(b)(iv) and note 3(c)(iii) are reversed.

As part of the transfer of the Spinout Assets, it is expected that the Trust will borrow approximately $190 million in order to pay Paramount this amount as part of the transaction. Interest expense increased by $5.0 million and $8.6 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, due to the assumed increase in debt of approximately $190 million. It is also expected that the Trust will borrow approximately $30 million to pay for working capital adjustments (approximately $10 million of which will be reimbursed to the Trust by Paramount upon the Trust posting certain letters of credit related to the Spinout Assets). Interest expense increased by $0.8 million and $1.4 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, due to the assumed increase in debt of approximately $30 million. The interest expense was calculated at 3.5% and 4.5% for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

(ii)	Unrealized foreign exchange gain on US debt decreased by $8.2 million and $0.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Upon completion of the proposed Trust Spinout, no debt will be allocated to the Spinout Assets, and as a result, unrealized foreign exchange gain on US debt has been reversed.

TRILOGY ENERGY TRUST

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at and for the nine months ended September 30, 2004 and the year ended December 31, 2003
(Unaudited)
(all tabular amounts expressed in thousands of dollars unless otherwise noted)

(iii)	Unitholders’ capital has been increased by $553 million to reflect the acquisition of the Spinout assets at the carrying value of the net assets transferred.

(iv)	Future income tax expense/(recovery) has been adjusted by $21.1 million and ($6.9 million) due to the transfer of the Spinout Assets for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Future income tax liability was reduced by $85.8 million as at September 30, 2004. For income tax purposes, the Trust is able to, and intends to, claim a deduction for all amounts paid or payable to unitholders, and then to allocate remaining taxable income, if any, to the unitholders. Accordingly, no current or future income taxes have been included in the Pro Forma Financial Statements.

Large Corporations Tax expense of $1.8 million and $1.8 million has been deducted due to the transfer of the Spinout Assets for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The Trust is not subject to Canadian Large Corporations Tax. Accordingly, such amounts have not been included in the Pro Forma Financial Statements.

4.  NET EARNINGS PER TRUST UNIT

As a result of the proposed Trust Spinout, shareholders of Paramount will receive, in exchange for their Common shares, one New Common Share and one Trust Unit. Upon completion of the Trust Spinout, Paramount will own 19% of all outstanding Trust Units. The net earnings per Trust Unit have been based on the number of Trust Units outstanding as a result of the proposed Trust Spinout.

Paramount common shares outstanding, at February 22, 2005	63,892,800

Equivalent Trust Units issued to Paramount shareholders	63,892,800
Number of Trust Units transferred to Paramount	14,987,200

Equivalent Trust Units	78,880,000

APPENDIX G

NI 51-101 FORMS

REPORT OF MANAGEMENT AND DIRECTORS

ON RESERVE DATA
AND OTHER INFORMATION

      Management of Paramount Resources Ltd. (the “Corporation”) is responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes several reserves data, which consists of the following:

(a) (i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2004, using forecast prices and costs; and

(ii)	the related estimated future net revenue; and

(b) (i)	proved oil and gas reserves estimated as at December 31, 2004, using constant prices and costs; and

(ii)	the related estimated future net revenue.

      Independent qualified reserves evaluators have evaluated the Corporation’s reserve data described above. A report of each of the independent qualified reserves evaluators is presented in the information circular of the Corporation dated February 28, 2005 (the “Information Circular”) for which this report was provided and is included.

      The Audit Committee of the Board of Directors of the Corporation has:

(a)	reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluation.

      The Audit Committee of the Board of Directors has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendations of the Audit Committee, approved:

(a)	the content and inclusion in the Information Circular of the disclosure relating to reserves data and other oil and gas information included in Appendices E and F to the Information Circular;

(b)	the inclusion in the Information Circular of the reports of the independent qualified reserves evaluators on the reserves data included in the Information Circular; and

(c)	the content and inclusion in the Information Circular of this report in relation to the disclosure in the Information Circular.

      Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) Clayton H. Riddell	(Signed) Bernard K. Lee
Clayton H. Riddell	Bernard K. Lee
Chief Executive Officer	Chief Financial Officer

(Signed) James H. T. Riddell	(Signed) John B. Roy
James H. T. Riddell	John B. Roy
Director	Director

REPORT ON RESERVES DATA

BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Paramount Resources Ltd.

1.	We have prepared, for inclusion in the information circular dated February 28, 2005 (“Information Circular”) of Paramount Resources Ltd. (the “Corporation”), evaluations of the Corporation’s reserves data on all of the Corporation’s reserves other than those attributable to the Spinout Assets (as defined in the Information Circular) as at December 31, 2004. The reserves data consist of the following:

(a) (i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2004, using forecast prices and costs; and

(ii)	the related estimated future net revenue; and

(b) (i)	proved oil and gas reserves estimated as at December 31, 2004, using constant prices and costs; and

(ii)	the related estimated future net revenue.

2.	The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation for its reserves other than those attributable to the Spinout Assets evaluated by us as at December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation’s management:

	Location of
	Reserves	Net Present Value of Future Net Revenue
Description and	(Country or	(before income taxes, 10% discount rate)
Preparation Date of	Foreign
Evaluation Report	Geographic Area)	Audited		Evaluated	Reviewed		Total

February 1, 2005	Canada	$	nil	$727,441,000	$	nil	$727,441,000
	U.S.A.	$	nil	$24,290,000	$	nil	$24,290,000

5.	In our opinion, the reserves data respectively evaluated by us have, in all material aspects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.
(Signed) P. A. Welch, P. Eng.
Title Executive Vice President	Date: February 28, 2005

REPORT ON RESERVES DATA

BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Paramount Resources Ltd.

1.	We have prepared, for inclusion in the information circular dated February 28, 2005 (the “Information Circular”) of Paramount Resources Ltd. (the “Corporation”), evaluations of the Corporation’s reserves data attributable to the Spinout Assets (as defined in the Information Circular) as at December 31, 2004. The reserves data consist of the following:

(a) (i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2004, using forecast prices and costs; and

(ii)	the related estimated future net revenue; and

(b) (i)	proved oil and gas reserves estimated as at December 31, 2004, using constant prices and costs; and

(ii)	the related estimated future net revenue.

2.	The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation for its reserve attributable to the Spinout Assets evaluated by us as at December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation’s management:

Location of
	Reserves	Net Present Value of Future Net Revenue
Description and	(Country or	(before income taxes, 10% discount rate)
Preparation Date of	Foreign
Evaluation Report	Geographic Area)	Audited		Evaluated	Reviewed		Total

January 28, 2005	Canada	$	nil	$907,597,000	$	nil	$907,597,000

5.	In our opinion, the reserves data respectively evaluated by us have, in all material aspects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

      Executed as to our report referred to above:

PADDOCK LINDSTROM & ASSOCIATES LTD.
(Signed) L. K. Lindstrom, P. Eng.
Title President	Date: February 28, 2005

APPENDIX H

SECTION 191 OF THE ABCA

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1) Subject to Sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under Section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)	amalgamate with another corporation, otherwise than under Section 184 or 187,

(d)	be continued under the laws of another jurisdiction under Section 189, or

(e)	sell, lease or exchange all or substantially all its property under Section 190.

(2) A holder of shares of any class or series of shares entitled to vote under Section 176, other than Section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) and (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on; or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after he learns that the resolution was adopted and of the shareholder’s right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)	fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

            whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution;

(c)	and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

            notify each dissenting shareholders that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporations but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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